Form 10-K, Exhibit 13
period 1999-12-31
FIRST OTTAWA BANCSHARES INC
filed 2000-03-30
CIK 1099668

                                                                    Exhibit 13.1

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial and other data of First Ottawa Bancshares, Inc. ("Bancshares") and its wholly owned subsidiary, First National Bank of Ottawa ("the Bank"). Bancshares was organized during 1999 and on October 1, 1999 exchanged 100% of its common stock for 100% of the Bank's common stock. This exchange was accounted for as an internal reorganization. Accordingly, all information reflects the internal reorganization as if it had occurred as of the beginning of the earliest reporting period. This information should be read in conjunction with the Consolidated Financial Statements and notes thereto included herein. All dollar amounts are in thousands, except per share information.


                                                    --------------------------------Year ended December 31,------------------------
                                                       1999          1998              1997                 1996               1995
                                                       ----          ----              ----                 ----               ----
STATEMENT OF INCOME DATA:
Total interest income                               $ 16,492      $ 17,055           $ 16,989           $ 16,754           $ 16,264
Total interest expense                                 8,265         8,651              8,519              8,545              8,499
                                                    --------      --------           --------           --------           --------
Net interest income                                    8,227         8,404              8,470              8,209              7,765
Provision for loan losses                                384           460                480                180                120
Noninterest income                                     1,496         1,905              1,372              1,281              1,167
Noninterest expenses                                   6,736         6,347              5,884              5,718              5,772
                                                    --------      --------           --------           --------           --------
Income before income taxes                             2,603         3,502              3,478              3,592              3,040
Provision for income taxes                               449           543                696                800                528
                                                    --------      --------           --------           --------           --------
Net income                                          $  2,154      $  2,959           $  2,782           $  2,792           $  2,512
                                                    ========      ========           ========           ========           ========

PER SHARE DATA:
Net income                                          $   2.87      $   3.95           $   3.71           $   3.72           $   3.35
Cash dividends declared                                 3.00          3.00               3.00               2.50               2.00
Book value at end of year                              34.64         39.01              37.99              36.31              36.24

SELECTED FINANCIAL RATIOS:
Return on average assets (3)                             .90%         1.23%              1.20%              1.21%              1.11%
Return on average equity (3)                            7.55         10.11               9.94              10.44              10.30
Dividend payout ratio                                 104.46         76.04              80.88              67.16              59.71
Average equity to average assets (3)                   11.92         12.16              12.08              11.62              10.82
Net interest margin (tax equivalent)                    4.11          4.09               4.25               4.11               4.01
Allowance for loan losses to total loans
  at the end of period                                   .83           .87                .66                .70                .71
Nonperforming loans to total loans at
  the end of period (1)                                 1.52          1.21                .83                .71                .20
Net loans charged off to average
  total loans                                            .29           .19                .40                .07                .08

BALANCE SHEET DATA:
Total assets                                        $240,490      $249,674           $243,417           $230,780           $228,615
Total earning assets                                 219,427       236,187            228,789            218,835            215,897
Average assets (2)                                   239,524       240,612            231,804            230,073            225,411
Gross loans, including loans held for sale           129,444       119,364            121,426            111,392             94,068
Allowance for loan losses                              1,059         1,029                800                779                667
Total deposits                                       183,889       194,629            194,502            187,013            189,063
Federal funds sold and securities sold
  under agreements to repurchase                      26,265        21,496             16,059             12,526              8,200
Shareholders' equity                                  25,983        29,259             28,492             27,234             27,178


------------

(1) Includes total nonaccrual loans, impaired loans, and all other loans 90 days past due and still accruing interest.
(2) Average for the year ended.
(3) Includes unrealized gain (loss) as securities available-for-sale.

                                                                              1.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended as a review of significant factors affecting the financial condition and results of operations of the Company for the periods indicated. The discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto and the Selected Consolidated Financial Data presented herein. In addition to historical information, the following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors discussed elsewhere in this report.

OVERVIEW

The Company's principal business is conducted by the Bank and consists of a full range of community-based financial services, including commercial and retail banking. The profitability of the Company's operations depends primarily on its net interest income, provision for loan losses, other income, and other expenses. Net interest income is the difference between the income the Company receives on its loan and securities portfolios and its cost of funds, which consists of interest paid on deposits and borrowings. The provision for loan losses reflects the cost of credit risk in the Company's loan portfolio. Other income consists of service charges on deposit accounts, trust and farm management fee income, securities gains, and other fees and commissions. Other expenses include salaries and employee benefits, as well as occupancy and equipment expenses and other noninterest expenses.

Net interest income is dependent on the amounts and yields of interest-earning assets as compared to the amounts of and rates on interest-bearing liabilities. Net interest income is sensitive to changes in market rates of interest and the Company's asset/liability management procedures in coping with such changes. The provision for loan losses is dependent upon management's assessment of the collectibility of the loan portfolio under current economic conditions.

CONSOLIDATED FINANCIAL CONDITION

Total assets at December 31, 1999 were $240.5 million compared to $249.7 million at December 31, 1998, a decrease of $9.2 million, or 3.7%. The decrease in total assets was a result of an intentional plan by management to decrease the cost of funds through lower deposit interest rates offered, resulting in a decrease in total deposits of $10.7 million. The securities portfolio was reduced as sales and maturities of securities available-for-sale exceeded purchases by $21.9 million. This was partially offset by an increase in loans of $9.3 million primarily in installment loans due to continued market demand. Rather than leveraging through borrowings and reinvesting funds in securities, the Company has opted to maintain liquidity and borrowing power to utilize for the repurchase of Company shares at the expiration of the OFFER TO PURCHASE, which is discussed in Liquidity and Capital Resources below and in more detail in the Notes to the Consolidated Financial Statements.

Total equity was $26.0 million at December 31, 1999 compared to $29.3 million at December 31, 1998. The decrease was primarily a result of a decrease in the unrealized gain (loss) on securities available-for-sale, net of tax, of $3.2 million, and dividends declared of $2.3 million. This was partially offset by net income of $2.2 million. Shareholders' equity was further reduced by $4,923,261 in January 2000 when the Company repurchased 86,373 shares of common stock at $57 per share. (See Note 12 to the Consolidated Financial Statements.)

CONSOLIDATED RESULTS OF OPERATIONS

                                                                              2.

Net income was $2.2 million for the year ended December 31, 1999 compared to $3.0 million for the year ended December 31, 1998, a decrease of $805,000, or 27.2%. The return on average assets was .90% in 1999 compared to 1.23% in 1998. The return on average equity decreased to 7.55% in 1999 from 10.11% in 1998.

Net income was $3.0 million for the year ended December 31, 1998, an increase of $177,000 from $2.8 million for the year ended December 31, 1997. The return on average assets increased to 1.23% in 1998 from 1.20% in 1997. The return on average equity was 10.11% in 1998 with a return on average equity of 9.94% in 1997.

1999 COMPARED TO 1998

NET INTEREST INCOME. Net interest income was $8.2 million in 1999 compared to $8.4 million in 1998, a decrease of $177,000, or 2.1%. Interest income on earning assets decreased $563,000 in 1999 from 1998. Interest income on loans decreased slightly as a result of a decrease in average tax-equivalent loan rates from 8.81% to 8.48%, offsetting an increase in the average balance of loans of $3.0 million. In addition, securities income decreased $317,000 primarily as a result of a decrease in the average balance of $1.8 million and a shift in securities from taxable to nontaxable resulting in a decrease in the average yield. However, the overall yield on securities on a tax-equivalent basis remained relatively stable. Interest expense on interest-bearing liabilities decreased $386,000 as a result of a decrease in the average rate paid on liabilities of 25 basis points from 4.65% in 1998 to 4.40% in 1999, which was partially offset by an increase in the average balance of interest-bearing liabilities of $1.6 million. The net interest margin on a tax equivalent basis increased to 4.11% in 1999 from 4.09% in 1998. The primary reason for the increase in the net interest margin was the decrease in the average rate paid on interest-bearing liabilities exceeding the decrease in the average yield on earning assets.

PROVISION FOR LOAN LOSSES. The provision for loan losses decreased $76,000 from $460,000 in 1998 to $384,000 in 1999. The decrease in the provision was due to a general improvement in the credit quality of the loan portfolio in 1999 compared to 1998. As of December 31, 1999, the allowance for loan losses totaled $1.1 million, or .82% of total loans. The amounts of the provision and allowance for loan losses are influenced by current economic conditions, actual loss experience, industry trends and other factors, including real estate values in the Company's market area and management's assessment of current collection risks within its loan portfolio.

NONINTEREST INCOME. The Company's noninterest income totaled $1.5 million in 1999 compared to $1.9 million in 1998. The decrease was primarily a result of a gain on proceeds from life insurance of $261,000 in 1998. In addition, the Company had net gains on sales of securities of $255,000 in 1998 compared to net losses of $9,000 in 1999. These 1999 decreases in noninterest income were partially offset by increases in service charges on deposit accounts and other fees and commissions.

NONINTEREST EXPENSE. The Company's noninterest expenses increased to $6.7 million in 1999 from $6.3 million in 1998. The increase was due to increases in salaries and employee benefits, occupancy and equipment expense, advertising and promotions, and professional fees. The most significant expense increase was $599,000 which related to the payment of early retirement packages to certain employees and also as a result of the curtailment of the defined benefit pension plan, as more fully disclosed in Note 8 to the 1999 consolidated financial statements. This increase in salaries and employee benefits was largely offset by decreased insurance costs as a result of changes in insurance benefit plans. Occupancy expenses increased as a result of the purchase of new computers as part of the Company's Year 2000 readiness. Advertising and marketing expenses increased as a response to competitive pricing and pressures, particularly for deposit products and services. Professional fees increased as a result of the formation of the Company during 1999 and due to consulting fees related to strategic planning, Year 2000, and investment strategies.

                                                                              3.

INCOME TAXES. The Company's tax rate varies from statutory rates principally due to interest income from tax-exempt securities and loans. The Company's effective tax rate was 19.2% and 15.5% for 1999 and 1998.

1998 COMPARED TO 1997

NET INTEREST INCOME. Net interest income was $8.4 million in 1998 compared to $8.5 million in 1997, a decrease of $66,000, or .8%. Interest income on total earning assets increased $66,000 in 1998 from 1997. Interest income on loans increased as a result of an increase in the average balance of loans of $4.5 million in addition to a slight increase in average tax-equivalent loan rates from 8.77% to 8.81%. Securities income decreased $439,000 primarily as a result of a decrease in the tax-equivalent average yield from 7.53% in 1997 to 6.96% in 1998. Interest expense on interest-bearing liabilities increased $132,000 as a result of an increase in the average balance of interest-bearing liabilities of $4.7 million, partially offset by a decrease in the average rate paid on interest-bearing liabilities of 5 basis points from 4.70% in 1997 to 4.65% in 1998. The net interest margin on a tax equivalent basis decreased to 4.09% in 1998 from 4.25% in 1997. The primary reason for the decrease in the net interest margin was the decrease in the average yield on earning assets exceeding the decrease in the average rate paid on interest-bearing liabilities.

PROVISION FOR LOAN LOSSES. The provision for loan losses decreased $20,000 from $480,000 in 1997 to $460,000 in 1998. As of December 31, 1998, the allowance for loan losses totaled $1.0 million, or .87% of total loans.

NONINTEREST INCOME. The Company's noninterest income totaled $1.9 million in 1998 compared to $1.4 million in 1997, an increase of $533,000. The increase was primarily a result of the gain on proceeds from life insurance of $261,000 and the net gains on sales of securities of $255,000, which was previously discussed.

NONINTEREST EXPENSE. The Company's noninterest expenses increased to $6.3 million in 1998 from $5.9 million in 1997. The increase was primarily due to an increase in salaries and employee benefits of $248,000 as a result of regular pay increases and employee bonuses and an increase in other expenses of $245,000 primarily resulting from charitable donations of $147,000 in 1998.

INCOME TAXES. The Company's effective tax rate was 15.5% and 20.0% for 1998 and 1997.

                                                                              4.

INTEREST-EARNING ASSETS AND INTEREST-BEARING LIABILITIES

The following table sets forth the average balances, net interest income and expense and average yields and rates for the Company's interest-earning assets and interest-bearing liabilities for the indicated years on a tax-equivalent basis assuming a 34% tax rate.

                                                                              5.

          ANALYSIS OF AVERAGE BALANCES, TAX EQUIVALENT YIELDS AND RATES
                  Years ended December 31, 1999, 1998, and 1997
                                     ($000s)


                                    ----------------1 9 9 9--------------    -----------------1 9 9 8--------------
                                      Average                     Average        Average                  Average
ASSETS                               Balance (4)   Interest        Rate         Balance (4)  Interest      Rate
                                     -------       --------        ----         -------      --------      ----
Loans (1) (3)                       $   122,002   $   10,350        8.48%    $   118,995    $  10,485        8.81%
Securities (2) (5)                      102,806        7,125        6.93         104,584        7,278        6.96
Federal funds sold                          119            6        5.04           2,114          116        5.49
                                    -----------   ----------                 -----------    ---------
     Interest-earning assets            224,927       17,481        7.77         225,693       17,879        7.92
Non-interest-earning assets (6)          14,597                                   14,919
                                    -----------                              -----------
     Average assets                 $   239,524                              $   240,612
                                    ===========                              ===========

LIABILITIES AND
  SHAREHOLDERS' EQUITY

NOW and money market                $    41,941        1,080        2.58     $    37,554          952        2.53
Savings                                  19,710          487        2.47          19,594          493        2.52
Time deposits                           109,952        5,943        5.41         115,824        6,551        5.66
Repurchase agreements                    11,690          527        4.51          11,000          537        4.88
Federal funds purchased                   4,352          228        5.24           2,057          118        5.74
                                    -----------   ----------                 -----------    ---------
     Interest-bearing
       liabilities                      187,645        8,265        4.40         186,029        8,651        4.65
                                                  ----------                                ---------
     Net interest income                          $    9,216                                $   9,228
                                                  ==========                                =========

     Net yield on interest-
       earning assets                                               4.11                                     4.09
     Interest-bearing liabilities
       to earning assets ratio                                     83.42                                    82.43

Non-interest-bearing
  liabilities                            23,334                                   25,319

Shareholders' equity                     28,545                                   29,264
                                    -----------                              -----------

     Average liabilities and
       shareholders' equity         $   239,524                              $   240,612
                                    ===========                              ===========


                                       -----------------1 9 9 7-------------
                                          Average                    Average
ASSETS                                   Balance (4)   Interest       Rate
                                         --------      --------       ----
Loans (1) (3)                          $   114,540   $   10,049        8.77%
Securities (2) (5)                         101,327        7,633        7.53
Federal funds sold                             381           21        5.51
                                       -----------   ----------
     Interest-earning assets               216,248       17,703        8.19
Non-interest-earning assets (6)             15,556
                                       -----------
     Average assets                   $    231,804
                                      ============

LIABILITIES AND
  SHAREHOLDERS' EQUITY

NOW and money market                   $    35,357          813        2.30
Savings                                     20,413          513        2.51
Time deposits                              115,838        6,711        5.79
Repurchase agreements                        7,034          328        4.66
Federal funds purchased                      2,666          154        5.78
                                       -----------   ----------
     Interest-bearing
       liabilities                         181,308        8,519        4.70
                                                     ----------
     Net interest income                             $    9,184
                                                     ==========

     Net yield on interest-
       earning assets                                                  4.25
     Interest-bearing liabilities
       to earning assets ratio                                        83.84

Non-interest-bearing
  liabilities                               22,499

Shareholders' equity                        27,997
                                       -----------

     Average liabilities and
       shareholders' equity           $    231,804
                                      ============


-----------

(1) Interest income on loans includes loan origination and other fees of $149 for 1999, $182 for 1998, and $110 for 1997.
(2) Loan and securities income is reflected on a fully tax-equivalent basis utilizing a 34% rate for municipal securities and tax-exempt loans and a 70% rate for dividends received.
(3) Non-accrual loans are included in average loans.
(4) Average balances are derived from the average daily balances.
(5) The 1999, 1998, and 1997 rate information was calculated based upon average amortized cost.
(6) The 1999, 1998, and 1997 average balance information includes an average valuation allowance for securities of $192, $2,766, and $2,133, respectively.

                                                                              6.

The components of the changes in net interest income are shown below. Changes in net interest income are allocated between amounts attributed to changes in rate and changes in volume for the various categories of interest-earning assets and interest-bearing liabilities.

               ANALYSIS OF CHANGES IN INTEREST INCOME AND EXPENSE
                                     ($000s)


                                                1999 - 1998                             1998 - 1997
                                    --------Increase (Decrease)--------    ---------Increase (Decrease)--------
                                                  Change       Change                     Change       Change
                                      Total       Due to       Due to          Total      Due to       Due to
INTEREST INCOME                      Change       Volume        Rate          Change      Volume        Rate
                                     ------       ------        ----          ------      ------        ----
Loans                               $   (135)    $     261    $    (396)   $     436    $     392    $      44
Securities                              (153)         (123)         (30)        (355)         240         (595)
Federal funds sold                      (110)         (101)          (9)          95           95            -
                                    --------     ---------    ---------    ---------    ---------    ---------
     Total interest income              (398)           37         (435)         176          727         (551)
                                    --------     ---------    ---------    ---------    ---------    ---------

INTEREST EXPENSE

NOW and money market                     128           113           15          139           52           87
Savings                                   (6)            3           (9)         (20)         (21)           1
Time deposits                           (608)         (324)        (284)        (160)          (1)        (159)
Repurchase agreements                    (10)           33          (43)         209          193           16
Federal funds purchased                  110           121          (11)         (36)         (35)          (1)
                                    --------     ---------    ---------    ---------    ---------    ---------
     Total interest expense             (386)          (54)        (332)         132          188          (56)
                                    --------     ---------    ---------    ---------    ---------    ---------
         Net interest
           earnings                 $    (12)    $      91    $    (103)   $      44    $     539    $    (495)
                                    ========     =========    =========    =========    =========    =========


Volume/rate variances are allocated to the volume variance and the rate variance on an absolute basis.

Tax exempt income is reflected on a fully tax-equivalent basis utilizing a 34% rate for municipal securities and tax-exempt loans and a 70% rate for dividends received.

                                                                              7.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's overall interest rate sensitivity is demonstrated by net interest income analysis and "Gap" analysis. Net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates. This analysis assesses the risk of change in net interest income in the event of sudden and sustained 2.0% increases and decreases in market interest rates. The tables below present the Company's projected changes in net interest income for the various rate shock levels at December 31, 1999 and 1998.


            --------------------1999 Net Interest Income----------------
                Amount                   Change              Change
                ------                   ------              ------
                                 (Dollars in Thousands)

+200 bp     $      1,811             $       (637)             (26.0)%
   Base            2,448                        -                -
-200 bp            3,033                      585               23.9%



            --------------------1998 Net Interest Income----------------
                Amount                   Change              Change
                                 (Dollars in Thousands)

+200 bp     $      2,771             $       (491)             (15.1)%
   Base            3,262                        -                -
-200 bp            3,718                      456              (14.0)%


As shown above, at December 31, 1999, the effect of an immediate 200 basis point increase in interest rates would decrease the Company's net interest income by 26.0% or approximately $637,000. The effect of an immediate 200 basis point decrease in rates would increase the Company's net interest income by 23.9% or approximately $585,000.

The interest rate sensitivity has shifted from an exposure in a declining rate environment at the end of 1998 to a modest exposure in substantially higher rate market at the end of 1999. Overall net interest income sensitivity has increased from 1998 to 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of funds are deposits and proceeds from principal and interest payments on loans and securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company generally manages the pricing of its deposits to be competitive and to increase core deposit relationships.

Liquidity management is both a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-earning deposits and securities, and (iv) the objectives of its asset/liability management program. Excess liquid assets are invested generally in interest-earning overnight deposits and short- and intermediate-term U.S. government and agency obligations.

The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. Cash flows provided by operating activities were $1.6 million, $2.6 million, and $3.5 million for the years ended December 31, 1999, 1998, and 1997. Net

                                                                              8.

cash from investing activities consisted primarily of disbursements for loan originations and the purchase of securities and offset by principal collections on loans and proceeds from maturation and sales of securities. Net cash from financing activities consisted primarily of changes in net deposits and short-term borrowings partially offset by dividends paid.

The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending, and investing activities during any given year. At December 31, 1999, cash and short-term investments totaled $13.2 million. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available-for-sale and federal funds lines of credit from correspondent banks.

On December 6, 1999, the Company commenced a tender offer ("the Offer") to acquire up to 87,719 common shares at $57 per share. The Offer expired on January 20, 2000 and the Company purchased 86,373 shares, representing approximately 11.51% of its outstanding common shares for an aggregate purchase price of $4,923,261.

On March 6, 2000, the Company commenced a tender offer (the "Odd-lot Offer") to acquire up to 1,346 common shares at $57.00 per share from stockholders who own fewer than 100 shares. The Odd-lot Offer is scheduled to expire on March 30, 2000. As of March 24, 2000, 1,400 shares had been tendered pursuant to the Odd-lot Offer.

Capital provides the foundation for future growth. Regulatory agencies have developed minimum guidelines by which the adequacy of a financial institution's capital may be evaluated. All of the Company's ratios exceed the levels required under regulatory guidelines as shown in Note 12 of the Consolidated Financial Statements.

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

                                                                              9.

IMPACT OF NEW ACCOUNTING STANDARDS

Statement of Financial Accounting Standards No. 133 on derivatives will, in the year 2001, require all derivatives to be recorded at fair value in the balance sheet, with changes in fair value run through income. If derivatives are documented and effective as hedges, the change in the derivative fair value will be offset by an equal change in the fair value of the hedged item. Under the new standard, securities held-to-maturity can no longer be hedged, except for changes in the issuer's creditworthiness. Therefore, upon adoption of the Statement, companies will have another one-time window of opportunity to reclassify held-to-maturity securities to either trading or available-for-sale, provided certain criteria are met. The Statement may be adopted early, at the start of a calendar quarter. The Company does not plan to adopt the Statement early and adoption is not expected to have a material impact since the Company does not have significant derivative instruments or hedging activity and all securities are classified as available-for-sale.

YEAR 2000

The Company did not experience any problems in its core business processes as a result of the Year 2000 changeover. The Company has confirmed normal operations across all products on a sustained basis.

While management believes that it is unlikely, problems associated with non-compliant third parties could still occur. Management will continue to monitor all business processes and relationships with third parties during 2000 to ensure that all processes continue to function properly.

Actual internal costs of the Company's Year 2000 project were approximately $181,202.

SAFE HARBOR STATEMENT

This report contains certain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company and the Bank include, but are not limited to, changes in interest rates; general economic conditions; the legislative/regulatory situation; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of the loan or securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the Company's market area; and accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

                                                                             10.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
First Ottawa Bancshares, Inc.
Ottawa, Illinois

We have audited the accompanying consolidated balance sheets of First Ottawa Bancshares, Inc. and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Ottawa Bancshares, Inc. and Subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

                          Crowe, Chizek and Company LLP

Oak Brook, Illinois
February 18, 2000

                                                                             11.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1999 and 1998
                 (In thousands, except share and per share data)
-------------------------------------------------------------------------------


                                                                  1999              1998
                                                                  ----              ----
ASSETS
Cash and due from banks                                      $      13,243    $       7,601
Securities available-for-sale                                       89,983          116,823
Loans held for sale                                                  1,738              563
Loans, less allowance for loan losses of $1,059
 and $1,029                                                        126,647          117,772
Bank premises and equipment, net                                     2,494            2,463
Interest receivable and other assets                                 6,385            4,452
                                                             -------------    -------------

     Total assets                                            $     240,490    $     249,674
                                                             =============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
     Deposits

         Demand - non-interest-bearing                       $      17,917    $      23,305
         NOW accounts                                               30,338           29,943
         Money market accounts                                      10,530            9,278
         Savings                                                    18,702           19,169
         Time, $100,000 and over                                    23,073           22,808
         Other time                                                 83,329           90,126
                                                             -------------    -------------
              Total deposits                                       183,889          194,629

     Federal funds purchased                                         7,600            6,450
     Securities sold under agreements to repurchase                 18,665           15,046
     Interest payable and other liabilities                          4,353            4,290
                                                             -------------    -------------
         Total liabilities                                         214,507          220,415

Shareholders' equity

     Common stock - $1 par value, 750,000 shares

       authorized, issued and outstanding                              750              750
     Additional paid-in capital                                      4,000            4,000
     Retained earnings                                              22,947           23,043
     Accumulated other comprehensive income (loss)                  (1,714)           1,466
                                                             -------------    -------------
         Total shareholders' equity                                 25,983           29,259
                                                             -------------    -------------

              Total liabilities and shareholders' equity     $     240,490    $     249,674
                                                             =============    =============


--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                                                                             12.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 1999, 1998, and 1997
                 (In thousands, except share and per share data)
-------------------------------------------------------------------------------


                                                                   1999         1998          1997
                                                                   ----         ----          ----
Interest income
     Loans (including fee income)                              $   10,323    $   10,459   $   10,049
     Securities
         Taxable                                                    4,295         4,931        5,533
         Exempt from federal income tax                             1,868         1,549        1,386
         Federal funds sold                                             6           116           21
                                                               ----------    ----------   ----------
              Total interest income                                16,492        17,055       16,989

Interest expense
     NOW account deposits                                             686           649          627
     Money market deposit accounts                                    394           303          186
     Savings deposits                                                 487           493          513
     Time deposits                                                  5,943         6,551        6,711
     Repurchase agreements                                            527           537          328
     Federal funds purchased                                          228           118          154
                                                               ----------    ----------   ----------
         Total interest expense                                     8,265         8,651        8,519
                                                               ----------    ----------   ----------


NET INTEREST INCOME                                                 8,227         8,404        8,470

Provision for loan losses                                             384           460          480
                                                               ----------    ----------   ----------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                 7,843         7,944        7,990

Noninterest income
     Service charges on deposit accounts                              586           538          567
     Trust and farm management fee income                             441           458          422
     Other fees and commissions                                       478           393          371
     Loss on sale of bank premises                                      -             -           (9)
     Gain on proceeds from life insurance                               -           261            -
     Securities gains (losses), net                                    (9)          255           21
                                                               ----------    ----------   ----------
         Total noninterest income                                   1,496         1,905        1,372

Noninterest expenses

     Salaries and employee benefits                                 3,796         3,703        3,455
     Occupancy and equipment expense                                  942           827          793
     Data processing expense                                          474           444          420
     Supplies                                                         224           191          229
     Advertising and promotions                                       254           169          193
     Professional fees                                                341           216          242
     Other expenses                                                   705           797          552
                                                               ----------    ----------   ----------
         Total noninterest expenses                                 6,736         6,347        5,884
                                                               ----------    ----------   ----------


INCOME BEFORE INCOME TAXES                                          2,603         3,502        3,478

Provision for income taxes                                            449           543          696
                                                               ----------    ----------   ----------
NET INCOME                                                     $    2,154    $    2,959   $    2,782
                                                               ==========    ==========   ==========
Earnings per share (750,000 shares outstanding)                $     2.87    $     3.95   $     3.71
                                                               ==========    ==========   ===========


--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                                                                             13.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years ended December 31, 1999, 1998, and 1997
                      (In thousands, except per share data)
--------------------------------------------------------------------------------


                                                                                        Accumulated      Total
                                                           Additional                      Other        Share-
                                               Common        Paid-in      Retained     Comprehensive   Holders'
                                                Stock        Capital      Earnings     Income (Loss)    Equity
                                             ----------     ----------    ----------    ----------    ----------
Balance at January 1, 1997                   $      750     $    4,000    $   21,802    $      682    $   27,234

Net income                                            -              -         2,782             -         2,782

Unrealized net gain on securities
  available-for-sale, net of reclassi-
  fication and tax effects                            -              -             -           726           726
                                                                                                     ----------

Comprehensive income                                                                                      3,508

Cash dividends declared ($3.00 per share)             -              -        (2,250)            -        (2,250)
                                             ----------     ----------    ----------    ----------    ----------


Balance at December 31, 1997                        750          4,000        22,334         1,408        28,492

Net income                                            -              -         2,959             -         2,959

Unrealized net gain on securities
  available-for-sale, net of reclassi-
  fication and tax effects                            -              -             -            58            58
                                                                                                     ----------

Comprehensive income                                                                                      3,017

Cash dividends declared ($3.00 per share)             -              -        (2,250)            -        (2,250)
                                             ----------     ----------    ----------    ----------    ----------

Balance at December 31, 1998                        750          4,000        23,043         1,466        29,259

Net income                                            -              -         2,154             -         2,154

Unrealized net loss on securities
  available-for-sale, net of reclassi-
  fication and tax effects                            -              -             -        (3,180)       (3,180)
                                                                                                     ----------

Comprehensive loss                                                                                       (1,026)

Cash dividends declared ($3.00 per share)             -              -        (2,250)            -        (2,250)
                                             ----------     ----------    ----------    ----------    ----------

Balance at December 31, 1999                 $      750     $    4,000    $   22,947    $   (1,714)   $   25,983
                                             ==========     ==========    ==========    ==========    ==========


--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                                                                             14.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1999, 1998, and 1997
                                 (In thousands)
--------------------------------------------------------------------------------


                                                                         1999             1998          1997
                                                                         ----             ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                       $     2,154    $     2,959    $     2,782
     Adjustments to reconcile net income to net cash
       from operating activities
         Change in deferred loan fees                                         (12)            21              3
         Provision for loan losses                                            384            460            480
         Depreciation and amortization                                        325            242            231
         Premium amortization on securities, net                               71             29            531
         Net real estate loans originated for sale                         (1,183)          (498)             -
         (Gain) loss on loan sales                                              8            (65)           (18)
         Net (gains) losses on sales of securities available-
           for-sale                                                             9           (255)           (21)
         Loss on sale of bank premises                                          -              -              9
         Change in interest receivable and other assets                      (954)          (181)          (449)
         Change in interest payable and other liabilities                     818           (104)           (58)
                                                                      -----------    -----------    -----------
              Net cash from operating activities                            1,620          2,608          3,490

CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from sales of securities available-for-sale                  28,622         18,415         23,918
     Proceeds from maturities of securities                                18,551         33,838         11,933
     Purchases of securities available-for-sale                           (25,231)       (61,399)       (35,180)
     Net change in loans receivable                                        (9,360)         2,413        (10,478)
     Proceeds from sale of bank premises                                        -              -             73
     Property and equipment expenditures                                     (339)          (295)          (157)
                                                                      -----------    -----------    -----------
         Net cash from investing activities                                12,243         (7,028)        (9,891)

CASH FLOWS FROM FINANCING ACTIVITIES
     Change in deposits                                                   (10,740)           127          7,529
     Change in federal funds purchased                                      1,150         (1,400)         3,300
     Change in securities sold under agreements
       to repurchase                                                        3,619          6,837            233
     Dividends paid                                                        (2,250)        (2,250)        (2,250)
                                                                      -----------    -----------    -----------
         Net cash from financing activities                                (8,221)         3,314          8,812
                                                                      -----------    -----------    -----------

Change in cash and due from banks                                           5,642         (1,106)         2,411

Cash and due from banks at beginning of year                                7,601          8,707          6,296
                                                                      -----------    -----------    -----------

CASH AND DUE FROM BANKS AT END OF YEAR                                $    13,243    $     7,601    $     8,707
                                                                      ===========    ===========    ===========

Supplemental disclosures of cash flow information
     Cash paid during the year for

         Interest                                                     $     8,325    $     8,699    $     8,344
         Income taxes                                                         687            596            809

     Noncash investing activities

         Transfers made from loans to other real estate owned                 113             40              -


--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                                                                             15.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
                          (Table dollars in thousands)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include First Ottawa Bancshares, Inc. ("Bancshares") and its wholly owned subsidiary, First National Bank of Ottawa ("the Bank"), together referred to as "the Company." Intercompany transactions and balances are eliminated in consolidation. Bancshares was organized during 1999 and on October 1, 1999 exchanged 100% of its common stock for 100% of the Bank's common stock. This exchange was accounted for as an internal reorganization. Accordingly, the consolidated financial statements reflect the internal reorganization as if it had occurred on January 1, 1997.

USE OF ESTIMATES: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, and status of contingencies are particularly subject to change.

CASH FLOW REPORTING: Net cash flows are reported for customer loan and deposit transactions, federal funds purchased, and securities sold under repurchase agreements.

SECURITIES: Securities are classified as available-for-sale when they might be sold before maturity. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported, net of tax, as other comprehensive income. Securities are written down to fair value, with a charge to expense, when a decline in fair value is not temporary.

Realized gains and losses on sales are determined using the amortized cost of the specific security sold. Interest income includes amortization of purchase premiums and discounts.

LOANS: Loans are reported at the principal balance outstanding, net of deferred loan fees and costs and the allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost, net of deferred loan fees, or estimated fair value in the aggregate.

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

--------------------------------------------------------------------------------
                                   (Continued)

                                                                             16.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
                          (Table dollars in thousands)
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgement, should be charged-off.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature, such as residential mortgage and consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when the internal grading system indicates a doubtful classification.

BANK PREMISES AND EQUIPMENT: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on the straight-line method over the assets useful lives. These assets are reviewed for impairment when events indicate that the carrying amount may not be recoverable. Maintenance and repairs are charged to expense and improvements are capitalized.

MORTGAGE SERVICING RIGHTS: Servicing rights are recognized as assets for the allocated value of servicing rights retained on loans sold and are classified with interest receivable and other assets in the consolidated balance sheets. Servicing rights are expensed in proportion to and over the period of estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights. Any impairment of a grouping is reported as a valuation allowance. There was no such valuation allowance recorded at year-end 1999 and mortgage servicing rights were not material at that date.

OTHER REAL ESTATE: Real estate owned, other than that used in the normal course of business, is carried at the lower of cost basis (fair value at date of foreclosure) or fair value less estimated costs to sell. Any reduction to fair value from a related loan at the time of acquisition is accounted for as a loan loss. Any subsequent reductions in fair value less estimated costs to sell are recorded by charges to expense and a corresponding valuation allowance on the related real estate.

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             17.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
                          (Table dollars in thousands)
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

EMPLOYEE BENEFITS: A defined benefit pension plan covers substantially all employees, with benefits based on years of service and compensation prior to retirement. Contributions to the plan are based on the maximum amount deductible for income tax purposes. On November 10, 1999, all pension plan benefits were frozen with the intent of considering alternative methods of providing retirement benefits to employees.

A 401(k) profit sharing plan covers eligible employees with more than one year of service (one thousand working hours) and who are at least 21 years of age. The plan allows employee contributions. The Company may make a discretionary matching contribution equal to a percentage of salary deferral. The matching percentage is limited to match only up to 4% of compensation. The Company did not make any contributions for 1999, 1998, or 1997.

INCOME TAXES: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance-sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

EARNINGS PER SHARE: Basic earnings per share ("EPS") is calculated based on the weighted average common shares outstanding during the year. The Company had no dilutive securities during 1999, 1998, or 1997.


--------------------------------------------------------------------------------
                                  (Continued)


                                                                             18.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
                          (Table dollars in thousands)
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

COMPREHENSIVE INCOME: Comprehensive income includes both net income and other comprehensive income (loss). Other comprehensive income (loss) includes the change in unrealized gains and losses on securities available-for-sale, net of taxes.

NEW ACCOUNTING PRONOUNCEMENTS: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This new accounting pronouncement is not expected to have a material effect, but the effect will depend on derivative holdings when this standard applies.

RECLASSIFICATIONS: Certain items in the consolidated financial statements as of and for the years ended December 31, 1998 and 1997 have been reclassified, with no effect on net income, to conform with the current year presentation.

NOTE 2 - SECURITIES

Securities available-for-sale as of December 31, 1999 are as follows:

                                                               Gross            Gross
                                             Amortized      Unrealized       Unrealized        Fair
                                               Cost            Gains           Losses          Value
                                               ----            -----           ------          -----

U.S. Treasury                              $    12,106      $         -    $      (172)   $    11,934
U.S. government agencies                        42,370                -         (2,170)        40,200
States and political subdivisions               32,944              505           (845)        32,604
Mortgage-backed securities and
  collateralized mortgage obligations            4,967               90             (5)         5,052
Equity securities                                  193                -              -            193
                                           -----------      -----------    -----------    -----------

                                           $    92,580      $       595    $    (3,192)   $    89,983
                                           ===========      ===========    ===========    ===========


--------------------------------------------------------------------------------
                                  (Continued)


                                                                             19.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
                          (Table dollars in thousands)
--------------------------------------------------------------------------------


NOTE 2 - SECURITIES (Continued)

Securities available-for-sale as of December 31, 1998 are as follows:

                                                                         Gross            Gross
                                                       Amortized      Unrealized       Unrealized        Fair
                                                         Cost            Gains           Losses          Value
                                                         ----            -----           ------          -----

U.S. Treasury                                        $    16,135      $       180    $        (5)   $    16,310
U.S. government agencies                                  49,236              212            (44)        49,404
States and political subdivisions                         33,494            1,527            (84)        34,937
Mortgage-backed securities and
  collateralized mortgage obligations                     15,544              435              -         15,979
Equity securities                                            193                -              -            193
                                                     -----------      -----------    -----------    -----------

                                                     $   114,602      $     2,354    $      (133)   $   116,823
                                                     ===========      ===========    ===========    ===========


As of December 31, 1999, the Company had approximately $4,840,000 invested in LaSalle County, Illinois municipal bonds.

Securities with an approximate carrying value of $38,883,000 and $30,532,000 were pledged at December 31, 1999 and 1998 to secure trust and public deposits, repurchase agreements, and for other purposes as required or permitted by law.

Contractual maturities of securities available-for-sale at year-end 1999 were as follows. Securities not due at a single maturity date, primarily mortgage-backed and equity securities, are shown separately.

                                                                    Amortized       Fair
                                                                      Cost          Value
                                                                      ----          -----

Due in one year or less                                          $     7,140    $     7,077
Due after one year through five years                                 34,679         34,503
Due after five years through ten years                                38,150         36,315
Due after ten years                                                    7,451          6,843
Mortgage-backed securities and collateralized
  mortgage obligations                                                 4,967          5,052
Equity securities                                                        193            193
                                                                 -----------    -----------

                                                                 $    92,580    $    89,983
                                                                 ===========    ===========

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             20.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
                          (Table dollars in thousands)
--------------------------------------------------------------------------------


NOTE 2 - SECURITIES (Continued)

Information regarding sales of securities available-for-sale follows:

                                          1999      1998      1997
                                          ----      ----      ----

Proceeds                               $28,622   $18,415   $23,918
Gross gains                                125       255        66
Gross losses                               134         -        45


NOTE 3 - LOANS

Major classifications of loans as of December 31, 1999 and 1998 are summarized as follows:

                                                           1999             1998
                                                           ----             ----

     Real estate                                       $     59,560    $     58,136
     Commercial and agricultural                             15,222          15,013
     Installment, net of unearned income                     48,751          41,898
     Home equity lines of credit                              4,219           3,812
                                                       ------------    ------------
                                                            127,752         118,859

     Deferred loan fees                                         (46)            (58)
     Allowance for loan losses                               (1,059)         (1,029)
                                                       ------------    ------------

                                                       $    126,647    $    117,772
                                                       ============    ============

Certain executive officers, directors, and their related interests are loan customers of the Company. A summary of such loans made by the Company in the ordinary course of business is as follows:

                 Balance at December 31, 1998                       $        782
                 New loans                                                   449
                 Repayments                                                  (62)
                 Change due to change in directors                           918
                                                                    ------------

                     Balance at December 31, 1999                   $      2,087
                                                                    ============

Tax exempt commercial and agricultural loans totaled approximately $902,000 and $801,000 at December 31, 1999 and 1998. The interest on these loans, which is included in loan income and is exempt from federal income tax, totaled approximately $52,000, $54,000, and $58,000 for the years ended December 31, 1999, 1998, and 1997.



--------------------------------------------------------------------------------
                                  (Continued)


                                                                             21.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
                          (Table dollars in thousands)
--------------------------------------------------------------------------------


NOTE 3 - LOANS (Continued)

Loans on which the accrual of interest has been discontinued or reduced amounted to approximately $397,000 and $299,000 at December 31, 1999 and 1998. The average balance of impaired loans for 1999, 1998, and 1997 was approximately $1,303,000, $739,000, and $460,000. Interest income recognized on a cash basis from impaired loans was not material for the years ended December 31, 1999, 1998, and 1997.

Information regarding impaired loans at December 31, 1999 and 1998 is as follows:

                                                                           1999          1998
                                                                           ----          ----

Impaired loans with related allowance for loan losses                  $    1,049    $      572
Impaired loans with no related allowance for loan losses                       33             -
                                                                       ----------    ----------

     Total impaired loans                                              $    1,082    $      572
                                                                       ==========    ==========

Allowance for loan losses allocated to impaired loans                  $      310    $      175
                                                                       ==========    ==========


NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                                             1999             1998          1997
                                                             ----             ----          ----

Balance at beginning of year                           $     1,029    $       800    $       779
Recoveries on loans previously charged off                     118            123            103
Loans charged off                                             (472)          (354)          (562)
Provision for loan losses                                      384            460            480
                                                       -----------    -----------    -----------

Balance at end of year                                 $     1,059    $     1,029    $       800
                                                       ===========    ===========    ===========


--------------------------------------------------------------------------------
                                  (Continued)


                                                                             22.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
                          (Table dollars in thousands)
--------------------------------------------------------------------------------


NOTE 5 - BANK PREMISES AND EQUIPMENT

Bank premises and equipment consisted of the following at December 31:

                                                                            1999          1998
                                                                            ----          ----

     Land                                                               $      466      $    466
     Bank premises                                                           3,160         3,134
     Furniture and equipment                                                 2,585         2,506
                                                                        ----------    ----------
         Total cost                                                          6,211         6,106
     Less accumulated depreciation and amortization                          3,717         3,643
                                                                        ----------    ----------

         Net book value                                                 $    2,494    $    2,463
                                                                        ==========    ==========


NOTE 6 - DEPOSITS

At December 31, 1999, the scheduled maturities of certificates of deposit were as follows:

                   2000                                          $    59,884
                   2001                                               13,712
                   2002                                               17,534
                   2003                                               10,917
                   2004 and thereafter                                 4,355
                                                                 -----------
                                                                 $   106,402
                                                                 ===========


NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are financing arrangements. Physical control is maintained for all securities sold under repurchase agreements. Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                                1999           1998
                                                                ----           ----

Average balance during the year                             $    11,690    $   11,000
Average interest rate during the year                              4.52%         4.88%
Maximum month-end balance during the year                   $    18,665    $   15,046



--------------------------------------------------------------------------------
                                  (Continued)


                                                                             23.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
                          (Table dollars in thousands)
--------------------------------------------------------------------------------


NOTE 8 - PENSION PLAN

The following tables set forth the pension plan's funded status and amounts actuarially determined:

                                                             1999           1998          1997
                                                             ----           ----          ----
Change in benefit obligation
     Beginning benefit obligation                         $    4,087    $    3,623    $    3,640
     Service cost                                                169           174           175
     Interest cost                                               281           254           247
     Curtailment impact                                         (738)            -             -
     Special termination benefits                                  -           459             -
     Actuarial loss (gain)                                       896          (180)          (77)
     Benefits paid                                            (2,046)         (243)         (362)
                                                          ----------    ----------    ----------
     Ending benefit obligation                            $    2,649    $    4,087    $    3,623
                                                          ==========    ==========    ==========

Change in plan assets
     Beginning fair value                                 $    3,550    $    3,400    $    3,409
     Actual return                                                91           195           155
     Employer contribution                                       245           198           198
     Benefits paid                                            (2,046)         (243)         (362)
                                                          ----------    ----------    ----------
     Ending fair value                                    $    1,840    $    3,550    $    3,400
                                                          ==========    ==========    ==========

Funded status                                             $     (809)   $     (537)   $     (223)
Unrecognized net actuarial gain                                    -           151          (178)
Unrecognized transition cost                                       -           215           229
                                                          ----------    ----------    ----------
Accrued benefit cost                                      $     (809)   $     (171)   $     (172)
                                                          ==========    ==========    ==========

Assumptions used
     Discount rate                                              7.0%          7.0%          7.0%
     Expected return on plan assets                             7.0           7.0           7.0
     Rate of compensation increase                              4.5           5.5           5.5

Components of net periodic benefit cost
     Service cost                                         $      169    $      174    $      175
     Interest cost                                               281           254           247
     Curtailment and settlement loss                             599             -             -
     Return on plan assets                                       (91)         (245)         (155)
     Amortization of prior service cost                          (75)           14           (69)
                                                          ----------    ----------    ----------
     Net expense                                          $      883    $      197    $      198
                                                          ==========    ==========    ==========

During 1999, lump-sum distributions totaling $1,898,000 were paid out to participants accepting early retirement benefits resulting in a settlement loss of $408,000. In addition, in November 1999, the Company approved to freeze the pension plan effective in January 2000, resulting in a curtailment loss of $191,000. Settlement and curtailment losses are included in pension cost above.



--------------------------------------------------------------------------------
                                  (Continued)


                                                                             24.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
                          (Table dollars in thousands)
--------------------------------------------------------------------------------


NOTE 9 - INCOME TAXES

The components of the provision for income taxes for the years ended December 31 are as follows:

                                                           1999           1998          1997
                                                           ----           ----          ----
Currently payable tax
     Federal                                            $      467    $      658    $      617
     State                                                     (32)          (10)           63
     Deferred tax (benefit) expense                             14          (105)           16
                                                        ----------    ----------    ----------
                                                        $      449    $      543    $      696
                                                        ==========    ==========    ==========

The balance sheets include the following amounts of deferred tax assets and liabilities at December 31:

                                                                            1999           1998
                                                                            ----           ----
DEFERRED TAX ASSETS
     Unrealized loss on securities
       available-for-sale                                                $      883    $        -
     Bad debt deduction                                                         183           173
     Pension plan                                                               275            58
     Deferred compensation                                                       59            72
     Deferred loan fees                                                          13            14
     Other                                                                       24           219
                                                                         ----------    ----------
                                                                              1,437           536
DEFERRED TAX LIABILITIES

     Unrealized gain on securities available-for-sale                             -          (755)
     Depreciation                                                               (76)          (90)
     Mortgage servicing rights                                                  (50)            -
     Other                                                                       (3)           (7)
                                                                         ----------    ----------
                                                                               (129)         (852)
                                                                         ----------    ----------
Net deferred tax asset (liability)                                       $    1,308    $     (316)
                                                                         ==========    ==========

No valuation allowance was required on deferred tax assets.



--------------------------------------------------------------------------------
                                  (Continued)


                                                                             25.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
                          (Table dollars in thousands)
--------------------------------------------------------------------------------


NOTE 9 - INCOME TAXES (Continued)

The difference between the financial statement provision and the amounts computed by applying the federal income tax rate of 34% to income before income taxes is reconciled as follows:

                                                               1999           1998          1997
                                                               ----           ----          ----

Federal income tax expense at statutory rate                $      885    $    1,190    $    1,183
Increase (decrease) in taxes resulting from
     Tax-exempt interest                                          (642)         (534)         (458)
     Nondeductible interest expense                                 79            72            65
     Nontaxable proceeds from life insurance                         -           (93)            -
     State income taxes and other items, net                       127           (92)          (94)
                                                            ----------    ----------    ----------

                                                            $      449    $      543    $      696
                                                            ==========    ==========    ==========


NOTE 10 - COMMITMENTS, OFF-BALANCE-SHEET RISK, AND CONTINGENCIES

There are various contingent liabilities that are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on financial condition or results of operations.

At year-end 1999 and 1998, reserves of $1,819,000 and $1,727,000 were required as deposits with the Federal Reserve or as cash on hand. These reserves do not earn interest.

Some financial instruments are used in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. These involve, to varying degrees, credit and interest-rate risk in excess of the amount reported in the financial statements.


--------------------------------------------------------------------------------
                                  (Continued)


                                                                             26.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
                          (Table dollars in thousands)
--------------------------------------------------------------------------------



NOTE 10 - COMMITMENTS, OFF-BALANCE-SHEET RISK, AND CONTINGENCIES
  (Continued)

Exposure to credit loss if the other party does not perform is represented by the contractual amount for commitments to extend credit, standby letters of credit, and financial guarantees written. The same credit policies are used for commitments and conditional obligations as are used for loans. Collateral or other security is normally required to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being used, the total commitments do not necessarily represent future cash requirements. Standby letters of credit and financial guarantees written are conditional commitments to guarantee a customer's performance to a third party.

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk at year-end follows:

                                                                  1999          1998
                                                                  ----          ----

             Commitments to extend credit                      $    1,264    $      915
             Unused lines of credit                                 8,288         6,318
             Standby letter of credit                                   -            47

At December 31, 1999, all of the commitments to extend credit were at variable rates of interest.

NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amount is considered to estimate fair value for cash and due from banks, demand, NOW, money market and savings deposits, federal funds purchased, securities sold under repurchase agreements, accrued interest receivable and payable, and variable rate loans or deposits. Securities fair values are based on quoted market prices or, if no quotes are available, on the rate and term of the security and on information about the issuer. For fixed rate loans or deposits, the fair value is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The fair value of off-balance-sheet items is based on the fees or cost that would currently be charged to enter into or terminate such agreements and is not material.

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             27.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
                          (Table dollars in thousands)
--------------------------------------------------------------------------------


NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The carrying values and estimated fair values of the Company's financial instruments as of December 31, 1999 and 1998 are as follows:

                                                               1999                            1998
                                                               ----                            ----
                                                                     Estimated                        Estimated
                                                      Carrying         Fair          Carrying           Fair
                                                        Value          Value           Value            Value
                                                        -----          -----           -----            -----
FINANCIAL ASSETS

Cash and due from banks                           $     13,243    $     13,243     $      7,601    $      7,601
Securities available-for-sale                           89,983          89,983          116,823         116,823
Loans held for sale                                      1,738           1,738              563             563
Loans, net                                             126,647         124,951          117,772         121,079
Accrued interest receivable                              2,075           2,075            2,180           2,180

FINANCIAL LIABILITIES

Deposits with no stated maturities                     (77,487)        (77,487)         (81,695)        (81,695)
Time deposits and securities sold
  under agreements to repurchase                      (125,067)       (124,337)        (127,980)       (130,244)
Federal funds purchased                                 (7,600)         (7,600)          (6,450)         (6,450)
Accrued interest payable                                (1,594)         (1,594)          (1,654)         (1,654)


NOTE 12 - REGULATORY AND CAPITAL MATTERS

The Bank is subject to dividend restrictions set forth by the Office of the Comptroller of the Currency ("OCC"). Under such restrictions, the Bank may not, without the prior approval of the OCC, declare dividends, as of January 1, 2000, that exceed $613,000 plus net income year-to-date.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measure of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             28.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
                          (Table dollars in thousands)
--------------------------------------------------------------------------------


NOTE 12 - REGULATORY MATTERS (Continued)

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At year end, actual capital levels and minimum required levels, which were the same for the Company and the Bank, were:

                                                                                                      Minimum Required
                                                                              Minimum Required      to Be Well Capitalized
                                                                                for Capital        Under Prompt Corrective
                                                        Actual               Adequacy Purposes        Action Provisions
                                                        ------               -----------------     -----------------------
                                                   Amount      Ratio         Amount      Ratio        Amount      Ratio
                                                   ------      -----         ------      -----        ------      -----
December 31, 1999:

   Total capital (to risk-weighted  assets)       $28,756       20.8%         $11,045       8.0%   $13,806       10.0%
   Tier I capital (to risk-weighted assets)        27,697       20.1            5,522       4.0      8,284        6.0
   Tier I capital (to average assets)              27,697       11.7            9,512       4.0     11,890        5.0

December 31, 1998

   Total capital (to risk-weighted assets)        $28,822       22.4%         $10,309       8.0%   $12,886       10.0%
   Tier I capital (to risk-weighted assets)        27,793       21.6            5,154       4.0      7,731        6.0
   Tier I capital (to average assets)              27,793       11.2            9,943       4.0     12,428        5.0

At December 31, 1999, the Company and the Bank were categorized as well capitalized and management is not aware of any conditions or events since the most recent notification that would change the Company's or Bank's category.

On December 6, 1999, the Company commenced a tender offer ("the Offer") to acquire up to 87,719 common shares at $57 per share. The Offer expired on January 20, 2000, and the Company purchased 86,373 shares, representing approximately 11.51% of its outstanding common shares for an aggregate purchase price of $4,923,261. The Board of Directors had the right to terminate the Offer at any time prior to its closing, and accordingly, consolidated shareholders' equity was not reduced for any shares tendered as of December 31, 1999.

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             29.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
                          (Table dollars in thousands)
--------------------------------------------------------------------------------


NOTE 13 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes are as follows:

                                                                            1999           1998          1997
                                                                            ----           ----          ----
Unrealized holding gains (losses) on
  securities available-for-sale                                          $   (4,827)   $      343    $    1,122
Reclassification adjustments for gains and losses
  recognized in income                                                            9          (255)          (21)
                                                                         ----------    ----------    ----------
     Net unrealized gains (losses)                                           (4,818)           88         1,101
Tax effect                                                                    1,638           (30)         (375)
                                                                         ----------    ----------    ----------

Other comprehensive income (loss)                                        $   (3,180)   $       58    $      726
                                                                         ==========    ==========    ==========


NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS

The following are the condensed balance sheets and statements of income and cash flows for First Ottawa Bancshares, Inc. without subsidiary.

Condensed balance sheets as of December 31 are as follows:

                                                                        1999          1998
                                                                        ----          ----
ASSETS

     Investment in subsidiary                                       $   25,983    $   29,259
     Dividends receivable                                                1,500         1,500
                                                                    ----------    ----------

         Total assets                                               $   27,483    $   30,759
                                                                    ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

     Dividends payable                                              $    1,500    $    1,500
     Shareholders' equity                                               25,983        29,259
                                                                    ----------    ----------

         Total liabilities and shareholders' equity                 $   27,483    $   30,759
                                                                    ==========    ==========



--------------------------------------------------------------------------------
                                  (Continued)


                                                                             30.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
                          (Table dollars in thousands)
--------------------------------------------------------------------------------






NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

Condensed statements of income for the years ended December 31 are as follows:

                                                                            1999           1998          1997
                                                                            ----           ----          ----

     Dividends from Bank                                                 $    2,250    $    2,250    $    2,250
     Equity in (overdistributed) undistributed Bank income                      (96)          709           532
                                                                         ----------    ----------    ----------

     NET INCOME                                                          $    2,154    $    2,959    $    2,782
                                                                         ==========    ==========    ==========

Condensed statements of cash flows for the years ended December 31 are as follows:

                                                                            1999           1998          1997
                                                                            ----           ----          ----
     Cash flows from operating activities
         Net income                                                      $    2,154    $    2,959    $    2,782
         Adjustments to reconcile net income to
           net cash from operating activities
              Equity in overdistributed (undistributed)
                Bank income                                                      96          (709)         (532)
                                                                         ----------    ----------    ----------
                  Net cash from operating activities                          2,250         2,250         2,250

     Cash flows from financing activities
         Dividends paid                                                      (2,250)       (2,250)       (2,250)
                                                                         ----------    ----------    ----------

     Net change in cash and cash equivalents                                      -             -             -

     Beginning cash and cash equivalents                                          -             -             -
                                                                         ----------    ----------    ----------

     Ending cash and cash equivalents                                    $        -    $        -    $        -
                                                                         ==========    ==========    ==========



--------------------------------------------------------------------------------


                                                                             31.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 3:00 p.m., local time on May 17, 2000 at the Banking House located at 701 LaSalle Street, Ottawa, Illinois 61350.

PRICE RANGE OF COMMON STOCK

As of March 24, 2000, there were approximately 597 shareholders of record and 663,627 outstanding shares of common stock.

The Company's Common Stock is not traded on any national or regional securities exchange and there is no established public trading market for it. Transactions in the Company's Common Stock have been infrequent. To the knowledge of the Company's management, since January 1, 1998, an aggregate of approximately 155,924 shares of the Company's common stock were transferred in approximately 199 separate transactions, excluding the 86,373 shares purchased by the Company at $57 per share on January 20, 2000 pursuant to a tender offer. See Note 12 to the Company's Consolidated Financial Statements. These transfers represent both transfers for consideration (i.e., sales) and transfers for no consideration (e.g., gifts, estate transfers, etc.). The Company's management is unable to differentiate such transfers and has limited knowledge of the sale prices for transfers involving consideration. The last price known to the Company's management was a sale of 4,900 shares on March 23, 2000 at $57 per share.

The following table sets forth dividends paid per share of the Company's common stock on the dates indicated:

                      Date                            Dividends
                      ----                            ---------

               January 1, 1998                         $2.00
               July 1, 1998                             1.00
               January 1, 1999                          2.00
               July 1, 1999                             1.00
               January 1, 2000                          2.00

ANNUAL REPORT

A copy of First Ottawa Bancshares, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999 as filed with the Securities and Exchange Commission may be obtained without charge by contacting Cheryl Gage, First Ottawa Bancshares, Inc., 701-705 LaSalle Street, Ottawa, Illinois 61350.