Form 10-K, Exhibit 13
period 2000-12-31
FIRST OTTAWA BANCSHARES INC
filed 2001-04-02
CIK 1099668

                                                                    EXHIBIT 13.1
                                              2000 ANNUAL REPORT TO SHAREHOLDERS

         SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial and other data of First Ottawa Bancshares, Inc. ("Bancshares") and its wholly owned subsidiary, First National Bank of Ottawa ("the Bank") (collectively, "the Company"). Bancshares was organized during 1999 and, on October 1, 1999, exchanged 100% of its common stock for 100% of the Bank's common stock. This exchange was accounted for as an internal reorganization. Accordingly, all information reflects the internal reorganization as if it had occurred as of the beginning of the earliest reporting period. This information should be read in conjunction with the Consolidated Financial Statements and notes thereto included herein. All dollar amounts are in thousands, except per share information.

                                           ------------------------Year ended December 31,---------------------
                                               2000          1999           1998          1997          1996
                                               ----          ----           ----          ----          ----
STATEMENT OF INCOME DATA:
Total interest income                      $    15,995    $    16,492   $    17,055   $    16,989   $    16,754
Total interest expense                           8,525          8,265         8,651         8,519         8,545
                                           -----------    -----------   -----------   -----------   -----------
Net interest income                              7,470          8,227         8,404         8,470         8,209
Provision for loan losses                          360            384           460           480           180
Noninterest income                               1,749          1,496         1,905         1,372         1,281
Noninterest expenses                             6,510          6,736         6,347         5,884         5,718
                                           -----------    -----------   -----------   -----------   -----------
Income before income taxes                       2,349          2,603         3,502         3,478         3,592
Provision for income taxes                         257            449           543           696           800
                                           -----------    -----------   -----------   -----------   -----------
Net income                                 $     2,092    $     2,154   $     2,959   $     2,782   $     2,792
                                           ===========    ===========   ===========   ===========   ===========

PER SHARE DATA:

Net income                                 $      3.14    $      2.87   $      3.95   $      3.71   $      3.72
Cash dividends declared                           3.00           3.00          3.00          3.00          2.50
Book value at end of year                        34.10          34.64         39.01         37.99         36.31

SELECTED FINANCIAL RATIOS:

Return on average assets (3)                       .92%           .90%         1.23%         1.20%         1.21%
Return on average equity (3)                      9.62           7.55         10.11          9.94         10.44
Dividend payout ratio                            94.96         104.46         76.04         80.88         67.16
Average equity to average assets (3)              9.59          11.92         12.16         12.08         11.62
Net interest margin (tax equivalent)              3.87           4.11          4.09          4.25          4.11
Allowance for loan losses to total loans
  at the end of period                             .95            .83           .87           .66           .70
Nonperforming loans to total loans at
  the end of period (1)                           2.26           1.52          1.21           .83           .71
Net loans charged off to average
  total loans                                      .25            .29           .19           .40           .07

BALANCE SHEET DATA:

Total assets                               $   225,007    $   240,490   $   249,674   $   243,417   $   230,780
Total earning assets                           210,058        219,427       236,187       228,789       218,835
Average assets (2)                             226,787        239,524       240,612       231,804       230,073
Gross loans, including loans held for sale     117,612        129,444       119,364       121,426       111,392
Allowance for loan losses                        1,108          1,059         1,029           800           779
Total deposits                                 173,453        183,889       194,629       194,502       187,013
Federal funds purchased and securities
  sold under agreements to repurchase           24,638         26,265        21,496        16,059        12,526
Shareholders' equity                            22,583         25,983        29,259        28,492        27,234

------------
(1) Includes total nonaccrual loans, impaired loans, and all other loans 90 days past due and still accruing interest.
(2)  Average for the year ended.
(3)  Includes unrealized gain (loss) on securities available-for-sale.


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

OVERVIEW

The Company's principal business is conducted by the Bank and consists of a full range of community-based financial services, including commercial and retail banking. The profitability of the Company's operations depends primarily on its net interest income, provision for loan losses, other income, and other expenses. Net interest income is the difference between the income the Company receives on its loan and securities portfolios and its cost of funds, which consists of interest paid on deposits and borrowings. The provision for loan losses reflects the cost of credit risk in the Company's loan portfolio. Other income consists of service charges on deposit accounts, trust and farm management fee income, securities gains (losses), and other income. Other expenses include salaries and employee benefits, as well as occupancy and equipment expenses and other noninterest expenses.

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

CONSOLIDATED FINANCIAL CONDITION

Total assets at December 31, 2000 were $225.0 million compared to $240.5 million at December 31, 1999, a decrease of $15.5 million, or 6.4%. The decrease in total assets was a result of an intentional plan by management to decrease the cost of funds through lower deposit interest rates offered, resulting in a decrease in total deposits of $10.4 million. Cash and due from banks was reduced $6.3 million to remove the extra liquidity that had been built up as a contingency against any Year 2000 problems. Approximately $5.0 million of this extra liquidity was used to repurchase shares of the Company's common stock. Loans held for sale was reduced $1.0 million because new loans originated are sold sooner in the secondary market. Additionally, loans decreased $10.8 million as loan repayments exceeded new loans originated during 2000. The majority of this decrease, or $7.7 million, was the result of tightening underwriting standards on new indirect automobile loans. These decreases were partially offset by a $2.4 million increase in the securities portfolio as excess liquidity was invested.


                                                                            2.

Total equity was $22.6 million at December 31, 2000 compared to $26.0 million at December 31, 1999. The decrease was primarily the result of the repurchase of Company shares for $5 million and dividends declared of $2 million, partially offset by an increase in the unrealized gain (loss) on securities available-for-sale, net of tax, of $1.5 million and net income of $2.1 million.

CONSOLIDATED RESULTS OF OPERATIONS

Net income was $2.1 million for the year ended December 31, 2000 compared to $2.2 million for the year ended December 31, 1999, a decrease of $62,000, or 2.9%. The return on average assets was .92% in 2000 compared to 0.90% in 1999. The return on average equity increased to 9.62% in 2000 from 7.55% in 1999.

Net income was $2.2 million for the year ended December 31, 1999, a decrease of $805,000 from $3.0 million for the year ended December 31, 1998. The return on average assets decreased to 0.90% in 1999 from 1.23% in 1998. The return on average equity was 7.55% in 1999 with a return on average equity of 10.11% in 1998.

2000 COMPARED TO 1999

NET INTEREST INCOME. Net interest income was $7.5 million in 2000 compared to $8.2 million in 1999, a decrease of $757,000, or 9.2%. Interest income on earning assets decreased $497,000 in 2000 from 1999. Interest income on loans increased slightly because of an increase in the average balance of loans of $1.1 million, while average tax-equivalent loan rates remained stable. This increase was more than offset by a decrease in securities income of $717,000, which was primarily the result of a decrease in the average balance of $11.5 million. The overall yield on securities on a tax-equivalent basis remained relatively stable. Interest expense on interest-bearing liabilities increased $260,000 as a result of an increase in the average rate paid on liabilities of 25 basis points, from 4.40% in 1999 to 4.65% in 2000. This increase was primarily due to the increase in the average balance of repurchase agreements of $7.4 million at a higher average cost than deposits. A decrease in the average balance of interest-bearing liabilities of $4.9 million partially offset the increase in average rates. The net interest margin on a tax equivalent basis decreased to 3.87% in 2000 from 4.11% in 1999. The primary reason for the decrease in the net interest margin was the increase in the average rate paid on interest-bearing liabilities exceeding the increase in the average yield on earning assets. Additionally, the ratio of interest-bearing liabilities to earning assets increased in 2000 due to the repurchase of shares of the Company.

PROVISION FOR LOAN LOSSES. The provision for loan losses decreased $24,000 from $384,000 in 1999 to $360,000 in 2000. The decrease in the provision was largely due to the decrease in the size of the loan portfolio in 2000 compared to 1999. As of December 31, 2000, the allowance for loan losses totaled $1.1 million, or
 .95% of total loans, compared to $1.1 million, or .82% of total loans, at December 31, 1999. The amounts of the provision and allowance for loan losses are influenced by current economic conditions, actual loss experience, industry trends, and other factors, including real estate values in the Company's market area and management's assessment of current collection risks within its loan portfolio.


                                                                            3.

NONINTEREST INCOME. The Company's noninterest income totaled $1.7 million in 2000 compared to $1.5 million in 1999. The increase was primarily a result of increases in service charges on deposit accounts and other income in 2000. Service charges increased as a result of changes in the fee structure related to overdrafts. Other income increased primarily as a result of gains on the sale of loans of $76,000.

NONINTEREST EXPENSE. The Company's noninterest expenses decreased to $6.5 million in 2000 from $6.7 million in 1999. The decrease was due to decreases in salaries and employee benefits, occupancy and equipment expense, supplies expense, advertising and promotions, and professional fees. These decreases were partially offset by an increase in other expenses. The decrease in salaries and employee benefits was primarily due to $599,000 of settlement and curtailment losses incurred in 1999 related to the Company's pension plan. Excluding the settlement and curtailment losses, salaries and benefits increased $354,000, or 11%, primarily due to the hiring of a new head lender and cost of living and merit pay increases. Occupancy, supplies and advertising and marketing expenses decreased as a result of cost control efforts initiated by management in late 1999. Professional fees were higher in 1999 due to the formation of Bancshares. Other expenses increased due to an increase in expenses related to repossessed assets and increased director fees to be comparable to peers.

INCOME TAXES. The Company's tax rate varies from statutory rates principally due to interest income from tax-exempt securities and loans. The Company's effective tax rate was 10.9% and 19.2% for 2000 and 1999.

1999 COMPARED TO 1998

NET INTEREST INCOME. Net interest income was $8.2 million in 1999 compared to $8.4 million in 1998, a decrease of $177,000, or 2.1%. Interest income on earning assets decreased $563,000 in 1999 from 1998. Interest income on loans decreased slightly as a result of a decrease in average tax-equivalent loan rates from 8.81% to 8.48%, offsetting an increase in the average balance of loans of $3.0 million. In addition, securities income decreased $317,000 primarily as a result of a decrease in the average balance of $1.8 million and a shift in securities from taxable to nontaxable resulting in a decrease in the average yield. However, the overall yield on securities on a tax-equivalent basis remained relatively stable. Interest expense on interest-bearing liabilities decreased $386,000 as a result of a decrease in the average rate paid on liabilities of 25 basis points from 4.65% to 4.40% in 1999, which was partially offset by an increase in the average balance of interest-bearing liabilities of $1.6 million. The net interest margin on a tax equivalent basis increased to 4.11% in 1999 from 4.09% in 1998. The primary reason for the increase in the net interest margin was the decrease in the average rate paid on interest-bearing liabilities exceeding the decrease in the average yield on earning assets.

PROVISION FOR LOAN LOSSES. The provision for loan losses decreased $76,000 from $460,000 in 1998 to $384,000 in 1999. The decrease in the provision was due to a general improvement in the credit quality of the loan portfolio in 1999 compared to 1998. As of December 31, 1999, the allowance for loan losses totaled $1.1 million, or .82% of total loans.

NONINTEREST INCOME. The Company's noninterest income totaled $1.5 million in 1999 compared to $1.9 million in 1998. The decrease was primarily a result of a gain on proceeds from life


                                                                            4.

insurance of $261,000 in 1998. In addition, the Company had net gains on sales of securities of $255,000 in 1998 compared to net losses of $9,000 in 1999. These 1999 decreases in noninterest income were partially offset by increases in service charges on deposit accounts and other income.

NONINTEREST EXPENSE. The Company's noninterest expenses increased to $6.7 million in 1999 from $6.3 million in 1998. The increase was due to increases in salaries and employee benefits, occupancy and equipment expense, advertising and promotions, and professional fees. The most significant expense increase was $599,000, which related to the payment of early retirement packages to certain employees and also as a result of the curtailment of the defined benefit pension plan, as more fully disclosed in Note 8 to the 2000 Consolidated Financial Statements. This increase in salaries and employee benefits was largely offset by decreased insurance costs as a result of changes in insurance benefit plans. Occupancy expenses increased as a result of the purchase of new computers as part of the Company's Year 2000 readiness. Advertising and marketing expenses increased as a response to competitive pricing and pressures, particularly for deposit products and services. Professional fees increased as a result of the formation of Bancshares during 1999 and due to consulting fees related to strategic planning, Year 2000, and investment strategies.

INCOME TAXES. The Company's effective tax rate was 19.2% and 20.0% for 1999 and 1998.

INTEREST-EARNING ASSETS AND INTEREST-BEARING LIABILITIES

The following table sets forth the average balances, net interest income and expense, and average yields and rates for the Company's interest-earning assets and interest-bearing liabilities for the indicated years on a tax-equivalent basis assuming a 34% tax rate.













                                                                            5.

                           ANALYSIS OF AVERAGE BALANCES, TAX EQUIVALENT YIELDS AND RATES
                           -------------------------------------------------------------
                                   Years ended December 31, 2000, 1999, and 1998
                                                      ($000s)

                                    -----------------2000----------------    ------------------1999----------------
                                                     ----                                      ----
                                      Average                     Average        Average                  Average
Assets                               Balance (4)   Interest        Rate         Balance (4)  Interest      Rate
------                               -------       --------        ----         -------      --------      ----
Loans (1) (3)                       $   123,110   $   10,482        8.49%    $   122,002    $  10,350        8.48%
Securities (2) (5)                       91,325        6,328        6.91         102,806        7,125        6.93
Federal funds sold                        1,391           88        6.31             119            6        5.04
                                    -----------   ----------                 -----------    ---------

     Interest-earning assets            215,826       16,898        7.81         224,927       17,481        7.77

Non-interest-earning assets (6)          10,961                                   14,597
                                    -----------                              -----------

     Average assets                 $   226,787                              $   239,524
                                    ===========                              ===========

LIABILITIES AND
  SHAREHOLDERS' EQUITY
----------------------
NOW and money market                $    38,056          936        2.45     $    41,941        1,080        2.58
Savings                                  17,928          368        2.04          19,710          487        2.47
Time deposits                           103,171        5,784        5.59         109,952        5,943        5.41
Repurchase agreements                    19,111        1,158        6.06          11,690          527        4.51
Federal funds purchased                   4,495          279        6.18           4,352          228        5.24
                                    -----------   ----------                 -----------    ---------
     Interest-bearing liabilities       182,761        8,525        4.65         187,645        8,265        4.40
                                                  ----------                                ---------

     Net interest income                          $    8,373                                $   9,216
                                                  ==========                                =========

     Net yield on interest-
       earning assets                                               3.87                                     4.11
     Interest-bearing liabilities
       to earning assets ratio                                     84.68                                    83.42

Non-interest-bearing liabilities         22,278                                   23,334

Shareholders' equity                     21,748                                   28,545
                                    -----------                              -----------

     Average liabilities and
       shareholders' equity         $   226,787                              $   239,524
                                    ===========                              ===========


                                                      ------------------1998---------------
                                                                        ----
                                                         Average                    Average
Assets                                                  Balance (4)   Interest       Rate
------                                                  --------      --------       ----
Loans (1) (3)                                         $   118,995  $    10,485        8.81%
Securities (2) (5)                                        104,584        7,278        6.96
Federal funds sold                                          2,114          116        5.49
                                                      -----------   ----------

     Interest-earning assets                              225,693       17,879        7.92

Non-interest-earning assets (6)                            14,919
                                                      -----------

     Average assets                                   $   240,612
                                                      ===========
LIABILITIES AND
  SHAREHOLDERS' EQUITY
----------------------
NOW and money market                                  $    37,554          952        2.53
Savings                                                    19,594          493        2.52
Time deposits                                             115,824        6,551        5.66
Repurchase agreements                                      11,000          537        4.88
Federal funds purchased                                     2,057          118        5.74
                                                      -----------   ----------
     Interest-bearing liabilities                         186,029        8,651        4.65
                                                                    ----------

     Net interest income                                            $    9,228
                                                                    ==========
     Net yield on interest-
       earning assets                                                                 4.09
     Interest-bearing liabilities
       to earning assets ratio                                                       82.43

Non-interest-bearing liabilities                           25,319

Shareholders' equity                                       29,264
                                                      -----------

     Average liabilities and
       shareholders' equity
                                                     $    240,612
                                                     ============

-----------
(1) Interest income on loans includes loan origination and other fees of $176 for 2000, $149 for 1999, and $182 for 1998.
(2) Loan and securities income is reflected on a fully tax-equivalent basis utilizing a 34% rate for municipal securities and tax-exempt loans and a 70% rate for dividends received.
(3)  Non-accrual loans are included in average loans.
(4)  Average balances are derived from the average daily balances.
(5) The 2000, 1999, and 1998 rate information was calculated based upon average amortized cost.
(6) The 2000, 1999, and 1998 average balance information includes an average valuation allowance for securities of $(2,706), $192, and $2,766, respectively.


                                                                            6.

The components of the changes in net interest income are shown below. Changes in net interest income are allocated between amounts attributed to changes in rate and changes in volume for the various categories of interest-earning assets and interest-bearing liabilities.


              ANALYSIS OF CHANGES IN INTEREST INCOME AND EXPENSE
                                    ($000s)

                                                2000 - 1999                             1999 - 1998
                                    --------Increase (Decrease)--------    ---------Increase (Decrease)--------
                                            -------------------                     -------------------
                                                  Change       Change                     Change       Change
                                      Total       Due to       Due to          Total      Due to       Due to
Interest Income                      Change       Volume        Rate          Change      Volume        Rate
---------------                      ------       ------        ----          ------      ------        ----
Loans                               $    132     $      94    $      38    $    (135)   $     261    $    (396)
Securities                              (797)         (796)          (1)        (153)        (123)         (30)
Federal funds sold                        82            80            2         (110)        (101)          (9)
                                    --------     ---------    ---------    ---------    ---------    ---------

     Total interest income              (583)         (622)          39         (398)          37         (435)
                                    --------     ---------    ---------    ---------    ---------    ---------

INTEREST EXPENSE
----------------
NOW and money market                    (144)          (96)         (48)         128          113           15
Savings                                 (119)          (36)         (83)          (6)           3           (9)
Time deposits                           (159)         (380)         221         (608)        (324)        (284)
Repurchase agreements                    631           450          181          (10)          33          (43)
Federal funds purchased                   51             9           42          110          121          (11)
                                    --------     ---------    ---------    ---------    ---------    ---------

     Total interest expense              260           (53)         313         (386)         (54)        (332)
                                    --------     ---------    ---------    ---------    ----------   ---------

         Net interest earnings      $   (843)    $    (569)   $    (274)   $     (12)   $      91    $    (103)
                                    ========     =========    =========    =========    =========    =========


Volume/rate variances are allocated to the volume variance and the rate variance on an absolute basis.

Tax-exempt income is reflected on a fully tax-equivalent basis utilizing a 34% rate for municipal securities and tax-exempt loans and a 70% rate for dividends received.


                                                                            7.

         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's overall interest rate sensitivity is demonstrated by net interest income analysis and "Gap" analysis. Net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates. This analysis assesses the risk of change in net interest income in the event of sudden and sustained 2.0% increases and decreases in market interest rates. The tables below present the Company's projected changes in net interest income for the various rate shock levels for the three months ended December 31, 2000 and 1999.

                                ----------------------------2000 Net Interest Income-----------------------
                                                            ------------------------
                                    Amount                           Change                     Change
                                    ------                           ------                     ------
                                                             (Dollars in Thousands)
       +200 bp                  $      1,386                     $       (363)                    (20.8)%
          Base                         1,749                                -                       -
       -200 bp                         1,873                              124                       7.1%


                                ----------------------------1999 Net Interest Income-----------------------
                                                            ------------------------
                                    Amount                           Change                     Change
                                    ------                           ------                     ------
                                                             (Dollars in Thousands)
       +200 bp                  $      1,811                     $       (637)                    (26.0)%
          Base                         2,448                                -                       -
       -200 bp                         3,033                              585                      23.9%


As shown above, at December 31, 2000, the effect of an immediate 200 basis point increase in interest rates would decrease the Company's net interest income by 20.8%, or approximately $363,000. The effect of an immediate 200 basis point decrease in rates would increase the Company's net interest income by 7.1%, or approximately $124,000.

The interest rate sensitivity has shifted from an exposure in a rising rate environment at the end of 1999 to a modest exposure in a declining rate environment at the end of 2000. Overall net interest income sensitivity has decreased from 1999 to 2000.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of funds are deposits, repurchase agreements, and proceeds from principal and interest payments on loans and securities. While maturities and scheduled amortization of loans and securities and calls of securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company generally manages the pricing of its deposits to be competitive and to increase core deposit relationships.

Liquidity management is both a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-earning deposits and securities, and (iv) the objectives of its asset/liability management program.


                                                                 8.

Excess liquid assets are invested generally in interest-earning overnight deposits and short- and intermediate-term U.S. government and agency obligations.

The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. Cash flows provided by operating activities were $3.0 million, $1.6 million, and $2.6 million for the years ended December 31, 2000, 1999, and 1998. Net cash from investing activities consisted primarily of principal collections on loans and proceeds from maturation and sales of securities offset by disbursements for loan originations and the purchase of securities. Net cash from financing activities consisted primarily of changes in net deposits and short-term borrowings, partially offset by dividends paid and the purchase of Company stock in 2000.

The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending, and investing activities during any given year. At December 31, 2000, cash and short-term investments totaled $7.0 million. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available-for-sale, federal funds lines of credit from correspondent banks, and borrowings from the Federal Home Loan Bank of Chicago.

On December 6, 1999, the Company commenced a tender offer ("the Offer") to acquire up to 87,719 common shares at $57 per share. The Offer expired on January 20, 2000 and the Company purchased 86,373 shares, representing approximately 11.51% of its outstanding common shares, for an aggregate purchase price of $4,923,261.

On March 6, 2000, the Company commenced a tender offer ("the Odd-lot Offer") to acquire up to 1,346 common shares at $57 per share from shareholders who own fewer than 100 shares. The Odd-lot Offer expired on March 30, 2000, and the Company purchased 1,346 shares, representing approximately .20% of its outstanding common shares, for an aggregate purchase price of $76,722.

Capital provides the foundation for future growth. Regulatory agencies have developed minimum guidelines by which the adequacy of a financial institution's capital may be evaluated. All of the Company's ratios exceed the levels required under regulatory guidelines as shown in Note 12 of the Consolidated Financial Statements.

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.


                                                                           9.

SAFE HARBOR STATEMENT

This report contains certain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," and "project" or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on the operations and future prospects of the Company and the Bank include, but are not limited to, changes in interest rates; general economic conditions; the legislative/regulatory situation; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of the loan or securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the Company's market area; and accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.


                                                                        10.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
First Ottawa Bancshares, Inc.
Ottawa, Illinois

We have audited the accompanying consolidated balance sheets of First Ottawa Bancshares, Inc. and Subsidiary as of December 31, 2000 and 1999 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Ottawa Bancshares, Inc. and Subsidiary as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.

                                                  Crowe, Chizek and Company LLP

Oak Brook, Illinois
January 20, 2001


                                                                          11.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2000 and 1999
                 (In thousands, except share and per share data)

-------------------------------------------------------------------------------


                                                                                      2000              1999
                                                                                      ----              ----
ASSETS

Cash and due from banks                                                           $      6,971    $     13,243
Securities available-for-sale                                                           92,445          89,983
Loans held for sale                                                                        693           1,738
Loans, less allowance for loan losses of $1,108
 and $1,059                                                                            115,811         126,647
Bank premises and equipment, net                                                         2,497           2,494
Interest receivable and other assets                                                     6,590           6,385
                                                                                  ------------    ------------

     Total assets                                                                 $    225,007    $    240,490
                                                                                  ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
     Deposits
         Demand - non-interest-bearing                                            $     20,538    $     17,917
         NOW accounts                                                                   26,220          30,338
         Money market accounts                                                           8,941          10,530
         Savings                                                                        16,794          18,702
         Time, $100,000 and over                                                        25,170          23,073
         Other time                                                                     75,790          83,329
                                                                                  ------------    ------------
              Total deposits                                                           173,453         183,889

     Federal funds purchased                                                                 -           7,600
     Securities sold under agreements to repurchase                                     24,638          18,665
     Interest payable and other liabilities                                              4,333           4,353
                                                                                  ------------    ------------
         Total liabilities                                                             202,424         214,507

Shareholders' equity
     Common stock - $1 par value, 750,000 shares
       authorized and issued                                                               750             750
     Additional paid-in capital                                                          4,000           4,000
     Retained earnings                                                                  23,052          22,947
     Treasury stock, at cost; 87,719 shares in 2000                                     (5,000)              -
     Accumulated other comprehensive income (loss)                                        (219)         (1,714)
                                                                                  ------------    ------------
         Total shareholders' equity                                                     22,583          25,983
                                                                                  ------------    ------------

              Total liabilities and shareholders' equity                          $    225,007    $    240,490
                                                                                  ============    ============



       See accompanying notes to consolidated financial statements.


                                                                        12.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
                 Years ended December 31, 2000, 1999, and 1998
                (In thousands, except share and per share data)

-------------------------------------------------------------------------------

                                                                               2000         1999         1998
                                                                               ----         ----         ----
Interest income
    Loans (including fee income)                                           $   10,461   $   10,323   $   10,459
    Securities
       Taxable                                                                  3,793        4,295        4,931
       Exempt from federal income tax                                           1,653        1,868        1,549
    Federal funds sold                                                             88            6          116
                                                                           ----------   ----------   ----------
       Total interest income                                                   15,995       16,492       17,055

Interest expense
    NOW account deposits                                                          562          686          649
    Money market deposit accounts                                                 374          394          303
    Savings deposits                                                              368          487          493
    Time deposits                                                               5,784        5,943        6,551
    Repurchase agreements                                                       1,158          527          537
    Federal funds purchased                                                       279          228          118
                                                                           ----------   ----------   ----------
       Total interest expense                                                   8,525        8,265        8,651
                                                                           ----------   ----------   ----------

NET INTEREST INCOME                                                             7,470        8,227        8,404

Provision for loan losses                                                         360          384          460
                                                                           ----------   ----------   ----------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                             7,110        7,843        7,944

Noninterest income
    Service charges on deposit accounts                                           746          586          538
    Trust and farm management fee income                                          417          441          458
    Other income                                                                  575          478          393
    Gain on proceeds from life insurance                                            -            -          261
    Securities gains (losses), net                                                 11           (9)         255
                                                                           ----------   ----------   ----------
       Total noninterest income                                                 1,749        1,496        1,905

Noninterest expenses
    Salaries and employee benefits                                              3,551        3,796        3,703
    Occupancy and equipment expense                                               813          942          827
    Data processing expense                                                       513          474          444
    Supplies                                                                      142          224          191
    Advertising and promotions                                                    141          254          169
    Professional fees                                                             308          341          216
    Other expenses                                                              1,042          705          797
                                                                           ----------   ----------   ----------
       Total noninterest expenses                                               6,510        6,736        6,347
                                                                           ----------   ----------   ----------

INCOME BEFORE INCOME TAXES                                                      2,349        2,603        3,502

Provision for income taxes                                                        257          449          543
                                                                           ----------   ----------   ----------

NET INCOME                                                                 $    2,092   $    2,154   $    2,959
                                                                           ==========   ==========   ==========

Earnings per share                                                         $     3.14   $     2.87   $     3.95
                                                                           ==========   ==========   ==========

Average shares outstanding                                                    667,092      750,000      750,000


       See accompanying notes to consolidated financial statements.


                                                                        13.

                FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                Years ended December 31, 2000, 1999, and 1998
                    (In thousands, except per share data)

-------------------------------------------------------------------------------------------------------------------

                                                                                            Accumulated      Total
                                                Additional                                     Other        Share-
                                     Common       Paid-In      Retained       Treasury     Comprehensive   holders'
                                      Stock       Capital      Earnings         Stock      Income (Loss)    Equity
                                      -----       -------      --------         -----      ------------     ------
Balance at January 1, 1998         $     750     $    4,000    $   22,334    $       -      $   1,408     $  28,492

Net income                                 -              -         2,959            -              -         2,959

Unrealized net gain on securities
  available-for-sale, net of
  reclassification and tax effects         -              -             -            -             58            58
                                                                                                          ---------

Comprehensive income                                                                                          3,017

Cash dividends
  declared ($3.00 per share)               -              -        (2,250)           -              -        (2,250)
                                   ---------     ----------    ----------    ---------      ---------     ---------
Balance at December 31, 1998             750          4,000        23,043            -          1,466        29,259

Net income                                 -              -         2,154            -              -         2,154

Unrealized net loss on securities
  available-for-sale, net of
  reclassification and tax effects         -              -             -            -         (3,180)       (3,180)
                                                                                                          ---------

Comprehensive loss                                                                                           (1,026)

Cash dividends
  declared ($3.00 per share)               -              -        (2,250)           -              -        (2,250)
                                   ---------     ----------    ----------    ---------      ---------     ---------

Balance at December 31, 1999             750          4,000        22,947            -         (1,714)       25,983

Net income                                 -              -         2,092            -              -         2,092

Unrealized net gain on securities
  available-for-sale, net of
  reclassification and tax effects         -              -             -            -          1,495         1,495
                                                                                                          ---------

Comprehensive income                                                                                          3,587

Cash dividends
  declared ($3.00 per share)               -              -        (1,987)           -              -        (1,987)

Purchase of 87,719
  treasury shares                          -              -             -       (5,000)             -        (5,000)
                                   ---------     ----------    ----------    ---------      ---------     ---------

Balance at December 31, 2000       $     750     $    4,000    $   23,052    $  (5,000)     $    (219)    $  22,583
                                   =========     ==========    ==========    =========      =========     =========


-------------------------------------------------------------------------------------------------------------------

         See accompanying notes to consolidated financial statements.

                                                                           14.

                FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                Years ended December 31, 2000, 1999, and 1998
                               (In thousands)

-------------------------------------------------------------------------------------------------------------------

                                                                         2000             1999          1998
                                                                         ----             ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                        $     2,092    $     2,154    $     2,959
    Adjustments to reconcile net income to net cash
      from operating activities
       Change in deferred loan fees                                            (6)           (12)            21
       Provision for loan losses                                              360            384            460
       Depreciation and amortization                                          290            325            242
       Premium amortization on securities, net                                 35             71             29
       Net real estate loans originated for sale                            1,119         (1,183)          (498)
       Net (gains) losses on loan sales                                       (74)             8            (65)
       Net (gains) losses on sales of securities available-for-sale           (11)             9           (255)
       Change in interest receivable and other assets                        (807)          (954)          (181)
       Change in interest payable and other liabilities                       156            818           (104)
                                                                      -----------    -----------    -----------
          Net cash from operating activities                                3,154          1,620          2,608

CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from sales of securities available-for-sale                    2,452         28,622         18,415
    Proceeds from maturities of securities                                  4,662         18,551         33,838
    Purchases of securities available-for-sale                             (7,335)       (25,231)       (61,399)
    Net change in loans receivable                                         10,296         (9,360)         2,413
    Property and equipment expenditures, net                                 (276)          (339)          (295)
                                                                      -----------    -----------    -----------
       Net cash from investing activities                                   9,799         12,243         (7,028)

CASH FLOWS FROM FINANCING ACTIVITIES
    Change in deposits                                                    (10,436)       (10,740)           127
    Change in federal funds purchased                                      (7,600)         1,150         (1,400)
    Change in securities sold under agreements to repurchase                5,973          3,619          6,837
    Purchase of treasury stock                                             (5,000)             -              -
    Dividends paid                                                         (2,162)        (2,250)        (2,250)
                                                                      -----------    -----------    -----------
       Net cash from financing activities                                 (19,225)        (8,221)         3,314
                                                                      -----------    -----------    -----------

Change in cash and due from banks                                          (6,272)         5,642         (1,106)

Cash and due from banks at beginning of year                               13,243          7,601          8,707
                                                                      -----------    -----------    -----------

CASH AND DUE FROM BANKS AT END OF YEAR                                $     6,971    $    13,243    $     7,601
                                                                      ===========    ===========    ===========

Supplemental disclosures of cash flow information
    Cash paid during the year for
       Interest                                                       $     8,371    $     8,325    $     8,699
       Income taxes                                                           393            687            596

    Noncash investing activities
       Transfers made from loans to other real estate owned                   186            113             40


-------------------------------------------------------------------------------------------------------------------

         See accompanying notes to consolidated financial statements.

                                                                           15.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
                          (Table dollars in thousands)

-------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include First Ottawa Bancshares, Inc. ("Bancshares") and its wholly owned subsidiary, First National Bank of Ottawa ("the Bank"), together referred to as "the Company." Intercompany transactions and balances are eliminated in consolidation. Bancshares was organized during 1999 and, on October 1, 1999, exchanged 100% of its common stock for 100% of the Bank's common stock. This exchange was accounted for as an internal reorganization. Accordingly, the consolidated financial statements reflect the internal reorganization as if it had occurred on January 1, 1998.

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

SECURITIES: Securities are classified as available-for-sale when they might be sold before maturity. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported, net of tax, as other comprehensive income. Equity securities include Federal Home Loan Bank stock and Federal Reserve Bank stock, which are restricted securities that are carried at cost, and a mutual fund investment that is carried at fair value. Securities are written down to fair value, with a charge to expense, when a decline in fair value is not temporary.

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


-------------------------------------------------------------------------------

                                 (Continued)

                                                                           16.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
                          (Table dollars in thousands)

-------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgement, should be charged-off.

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

MORTGAGE SERVICING RIGHTS: Servicing rights are recognized as assets for the allocated value of servicing rights retained on loans sold and are classified with interest receivable and other assets in the consolidated balance sheets. Servicing rights are expensed in proportion to and over the period of estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights. Any impairment of a grouping is reported as a valuation allowance. There was no such valuation allowance recorded at year-end 2000 and 1999, and mortgage servicing rights were not material at either date.

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


-------------------------------------------------------------------------------

                                 (Continued)

                                                                           17.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
                          (Table dollars in thousands)

-------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

EMPLOYEE BENEFITS: A defined benefit pension plan covers substantially all employees, with benefits based on years of service and compensation prior to retirement. Pension expense is the net of service cost (prior to freezing the plan) and interest cost, return on plan assets, and amortization of gains and losses not immediately recognized. Contributions to the plan are based on the maximum amount deductible for income tax purposes. On November 10, 1999, all pension plan benefits were frozen with the intent of considering alternative methods of providing retirement benefits to employees. See Note 8 regarding curtailment and settlement losses.

A 401(k) profit sharing plan covers eligible employees with more than one year of service (one thousand working hours) and who are at least 21 years of age. The plan allows employee contributions. The Company may make a discretionary matching contribution equal to a percentage of salary deferral. The matching percentage is limited to 6% of compensation. The Company made contributions of $87,000 in 2000 and did not make any contributions for 1999 or 1998.

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

EARNINGS PER SHARE: Basic earnings per share is calculated based on the weighted average common shares outstanding during the year. The Company had no dilutive securities during 2000, 1999, or 1998.

COMPREHENSIVE INCOME: Comprehensive income includes both net income and other comprehensive income (loss). Other comprehensive income (loss) includes the change in unrealized gains and losses on securities available-for-sale, net of deferred income taxes.


-------------------------------------------------------------------------------

                                 (Continued)

                                                                           18.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
                          (Table dollars in thousands)

-------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

NEW ACCOUNTING PRONOUNCEMENTS: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This new accounting pronouncement did not have a material effect as the Company had no derivatives at December 31, 2000.

RECLASSIFICATIONS: Certain items in the consolidated financial statements as of and for the years ended December 31, 1999 and 1998 have been reclassified, with no effect on net income, to conform with the current year presentation.

NOTE 2 - SECURITIES

Securities available-for-sale as of December 31, 2000 are as follows:

                                                                         Gross            Gross
                                                       Amortized      Unrealized       Unrealized        Fair
                                                         Cost            Gains           Losses          Value
                                                         ----            -----           ------          -----
     U.S. Treasury                                   $     8,043     $        27    $       (23)   $     8,047
     U.S. government agencies                             46,327              74           (708)        45,693
     States and political subdivisions                    32,982             485           (320)        33,147
     Mortgage-backed securities and
       collateralized mortgage obligations                 4,187             101              -          4,288
     Equity securities                                     1,238              36             (4)         1,270
                                                     -----------     -----------    -----------    -----------

                                                     $    92,777     $       723    $    (1,055)   $    92,445
                                                     ===========     ===========    ===========    ===========


-------------------------------------------------------------------------------

                                 (Continued)

                                                                           19.

                  FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 1999, and 1998
                          (Table dollars in thousands)

-------------------------------------------------------------------------------


NOTE 2 - SECURITIES (Continued)

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
                                                     ===========     ===========    ===========    ===========

As of December 31, 2000 and 1999, the Company had approximately $6,225,000 and $4,840,000 invested in bonds issued by municipalities located within LaSalle County, Illinois.

Securities with an approximate carrying value of $60,415,000 and $38,883,000 were pledged at December 31, 2000 and 1999 to secure trust and public deposits, repurchase agreements, and for other purposes as required or permitted by law.

Contractual maturities of securities available-for-sale at year-end 2000 were as follows. Securities not due at a single maturity date, primarily mortgage-backed and equity securities, are shown separately.

                                                                 Amortized         Fair
                                                                   Cost            Value
                                                                   ----            -----
     Due in one year or less                                    $    11,388    $    11,381
     Due after one year through five years                           36,710         36,944
     Due after five years through ten years                          32,519         31,970
     Due after ten years                                              6,735          6,592
     Mortgage-backed securities and collateralized
       mortgage obligations                                           4,187          4,288
     Equity securities                                                1,238          1,270
                                                                -----------    -----------

                                                                $    92,777    $    92,445
                                                                ===========    ===========


-------------------------------------------------------------------------------

                                 (Continued)

                                                                           20.

                 FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      December 31, 2000, 1999, and 1998
                       (Table dollars in thousands)
-------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

Information regarding sales of securities available-for-sale follows:

                                                                          2000          1999            1998
                                                                          ----          ----            ----
     Proceeds                                                      $     2,452     $    28,622    $    18,415
     Gross gains                                                            14             125            255
     Gross losses                                                           (3)           (134)             -

NOTE 3 - LOANS

Major classifications of loans as of December 31, 2000 and 1999 are summarized as follows:

                                                                                      2000              1999
                                                                                      ----              ----
     Real estate                                                                  $     56,109    $     59,560
     Commercial and agricultural                                                        16,266          15,222
     Installment, net of unearned income                                                39,441          48,751
     Home equity lines of credit                                                         5,143           4,219
                                                                                  ------------    ------------
                                                                                       116,959         127,752
     Deferred loan fees                                                                    (40)            (46)
     Allowance for loan losses                                                          (1,108)         (1,059)
                                                                                  ------------    ------------

                                                                                  $    115,811    $    126,647
                                                                                  ============    ============

Certain executive officers, directors, and their related interests are loan customers of the Company. A summary of such loans made by the Company in the ordinary course of business is as follows:

     Balance at December 31, 1999                                                                 $      2,087
     New loans                                                                                             542
     Repayments                                                                                           (448)
     Change due to change in directors                                                                    (182)
                                                                                                  ------------

         Balance at December 31, 2000                                                             $      1,999
                                                                                                  ============

-------------------------------------------------------------------------------

                                 (Continued)
                                                                           21.

                 FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      December 31, 2000, 1999, and 1998
                       (Table dollars in thousands)
-------------------------------------------------------------------------------

NOTE 3 - LOANS (Continued)

Tax-exempt commercial and agricultural loans totaled approximately $747,000 and $902,000 at December 31, 2000 and 1999. The interest on these loans, which is included in loan income and is exempt from federal income tax, totaled approximately $40,000, $52,000, and $54,000 for the years ended December 31, 2000, 1999, and 1998.

Loans on which the accrual of interest has been discontinued or reduced amounted to approximately $467,000 and $397,000 at December 31, 2000 and 1999. The average balance of impaired loans for 2000, 1999, and 1998 was approximately $1,295,000, $1,303,000, and $739,000. Interest income recognized on a cash basis from impaired loans was not material for the years ended December 31, 2000, 1999, and 1998.

Information regarding impaired loans at December 31, 2000 and 1999 is as follows:

                                                                                       2000            1999
                                                                                       ----            ----
     Impaired loans with related allowance for loan losses                          $     1,570    $     1,049
     Impaired loans with no related allowance for loan losses                                 -             33
                                                                                    -----------    -----------

         Total impaired loans                                                       $     1,570    $     1,082
                                                                                    ===========    ===========

     Allowance for loan losses allocated to impaired loans                          $       383    $       310
                                                                                    ===========    ===========

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                                                         2000             1999          1998
                                                                         ----             ----          ----
     Balance at beginning of year                                    $     1,059    $     1,029    $       800
     Recoveries on loans previously charged off                              204            118            123
     Loans charged off                                                      (515)          (472)          (354)
     Provision for loan losses                                               360            384            460
                                                                     -----------    -----------    -----------

     Balance at end of year                                          $     1,108    $     1,059    $     1,029
                                                                     ===========    ===========    ===========

-------------------------------------------------------------------------------

                                 (Continued)
                                                                           22.

                 FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      December 31, 2000, 1999, and 1998
                       (Table dollars in thousands)
-------------------------------------------------------------------------------

NOTE 5 - BANK PREMISES AND EQUIPMENT

Bank premises and equipment consisted of the following at December 31:

                                                                                        2000           1999
                                                                                        ----           ----
     Land                                                                           $       466    $       466
     Bank premises                                                                        3,290          3,160
     Furniture and equipment                                                              2,730          2,585
                                                                                    -----------    -----------
         Total cost                                                                       6,486          6,211
     Less accumulated depreciation and amortization                                       3,989          3,717
                                                                                    -----------    -----------

         Net book value                                                             $     2,497    $     2,494
                                                                                    ===========    ===========

NOTE 6 - DEPOSITS

At December 31, 2000, the scheduled maturities of certificates of deposit were as follows:

                    2001                                                           $     53,128
                    2002                                                                 25,495
                    2003                                                                 17,180
                    2004                                                                  3,906
                    2005 and thereafter                                                   1,251
                                                                                   ------------

                                                                                   $    100,960
                                                                                   ============

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are financing arrangements. Physical control is maintained for all securities sold under repurchase agreements. Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                                                        2000           1999
                                                                                        ----           ----
     Average balance during the year                                                $    19,111    $   11,690
     Average interest rate at year end                                                     6.10%         5.16%
     Average interest rate during the year                                                 6.06%         4.51%
     Maximum month-end balance during the year                                      $    26,772    $   18,665

-------------------------------------------------------------------------------

                                 (Continued)
                                                                           23.

                 FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      December 31, 2000, 1999, and 1998
                       (Table dollars in thousands)
-------------------------------------------------------------------------------

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE (Continued)

The following is a schedule of securities sold under repurchase agreements and related securities as of December 31, 2000. The schedule presents the amortized cost and fair value of each type of security sold under agreements to repurchase by selected maturity dates:

                                                     1-30                31-90           Over 90
                           ----OVERNIGHT----  -------DAYS--------  ------DAYS------  ------DAYS------   ------TOTAL-----
                               ---------             ----                ----              ----               -----
                          AMORTIZED   FAIR    AMORTIZED   FAIR     AMORTIZED  FAIR   AMORTIZED   FAIR    AMORTIZED  FAIR
                            COST      VALUE     COST      VALUE      COST     VALUE     COST     VALUE     COST     VALUE
                          ---------   -----   ---------   -----    ---------  -----  ---------  ------   ---------  ------
U.S. treasuries and
  agencies                $ 6,280    $ 6,088   $ 3,000    $ 2,967   $11,341  $11,130   $1,449   $ 1,506   $22,070  $21,691
                           ======     ======   =======    =======   =======  =======   ======   =======   =======  =======

Repurchase agreements      $12,015             $ 2,500              $ 9,550            $  573             $24,638
                           =======             =======              =======            ======             =======

NOTE 8 - PENSION PLAN

The following tables set forth the pension plan's funded status and amounts actuarially determined:

                                                                         2000           1999            1998
                                                                         ----           ----            ----
     Change in benefit obligation
         Beginning benefit obligation                                $     2,649    $     4,087    $     3,623
         Service cost                                                          -            169            174
         Interest cost                                                       180            281            254
         Curtailment impact                                                    -           (738)             -
         Special termination benefits                                          -              -            459
         Actuarial loss (gain)                                               (30)           896           (180)
         Benefits paid                                                      (569)        (2,046)          (243)
                                                                     -----------    -----------    -----------
         Ending benefit obligation                                   $     2,230    $     2,649    $     4,087
                                                                     ===========    ===========    ===========

     Change in plan assets
         Beginning fair value                                        $     1,840    $     3,550    $     3,400
         Actual return                                                       (12)            91            195
         Employer contribution                                               108            245            198
         Benefits paid                                                      (569)        (2,046)          (243)
                                                                     -----------    -----------    -----------
         Ending fair value                                           $     1,367    $     1,840    $     3,550
                                                                     ===========    ===========    ===========

     Funded status                                                   $      (863)   $      (809)   $      (537)
     Unrecognized net actuarial gain                                           -              -            151
     Unrecognized transition cost                                              -              -            215
                                                                     -----------    -----------    -----------
     Accrued benefit cost                                            $      (863)   $      (809)   $      (171)
                                                                     ===========    ===========    ===========

-------------------------------------------------------------------------------

                                 (Continued)
                                                                           24.

                 FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      December 31, 2000, 1999, and 1998
                       (Table dollars in thousands)
-------------------------------------------------------------------------------

NOTE 8 - PENSION PLAN (Continued)

                                                                         2000           1999            1998
                                                                         ----           ----            ----
     Assumptions used
         Discount rate                                                      7.0%            7.0%           7.0%
         Expected return on plan assets                                     7.0             7.0            7.0
         Rate of compensation increase                                        -             4.5            5.5

     Components of net periodic benefit cost
         Service cost                                                $         -    $       169    $       174
         Interest cost                                                       180            281            254
         Curtailment and settlement loss                                       -            599              -
         Return on plan assets                                                12            (91)          (245)
         Amortization                                                       (103)           (75)            14
                                                                     -----------    -----------    -----------
         Net expense                                                 $        89    $       883    $       197
                                                                     ===========    ===========    ===========

During 1999, lump-sum distributions totaling $1,898,000 were paid out to participants accepting early retirement benefits resulting in a settlement loss of $408,000. In addition, in November 1999, the Company approved to freeze the pension plan effective in January 2000, resulting in a curtailment loss of $191,000. Settlement and curtailment losses are included in pension cost above.

NOTE 9 - INCOME TAXES

The components of the provision for income taxes for the years ended December 31 are as follows:

                                                                         2000           1999           1998
                                                                         ----           ----           ----
     Currently payable tax
         Federal                                                     $       411    $       467    $       658
         State                                                                 -            (32)           (10)
     Deferred tax (benefit) expense                                         (154)            14           (105)
                                                                     -----------    -----------    -----------

                                                                     $       257    $       449    $       543
                                                                     ===========    ===========    ===========

-------------------------------------------------------------------------------

                                 (Continued)
                                                                           25.

                 FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      December 31, 2000, 1999, and 1998
                       (Table dollars in thousands)
-------------------------------------------------------------------------------

NOTE 9 - INCOME TAXES (Continued)

The balance sheets include the following amounts of deferred tax assets and liabilities at December 31:

                                                                                        2000         1999
                                                                                        ----         ----
     Deferred tax assets

         Unrealized loss on securities available-for-sale                           $       113    $       883
         Bad debt deduction                                                                 228            209
         Pension plan                                                                       302            313
         Deferred compensation                                                               76             75
         Deferred loan fees                                                                  13             14
         AMT carryforward                                                                   139             46
         Other                                                                               79             19
                                                                                    -----------    -----------
                                                                                            950          1,559
     Deferred tax liabilities

         Depreciation                                                                       (75)           (86)
         Mortgage servicing rights                                                          (58)           (57)
         FHLB stock dividends                                                               (16)             -
         Other                                                                               (5)            (4)
                                                                                    -----------    -----------
                                                                                           (154)          (147)
                                                                                    -----------    -----------

Net deferred tax asset                                                              $       796    $     1,412
                                                                                    ===========    ===========

No valuation allowance was required on deferred tax assets.

The difference between the financial statement provision and the amounts computed by applying the federal income tax rate of 34% to income before income taxes is reconciled as follows:

                                                                        2000            1999            1998
                                                                        ----            ----            ----
     Federal income tax expense at statutory rate                    $       799    $       885    $     1,190
     Increase (decrease) in taxes resulting from
         Tax-exempt interest                                                (576)          (642)          (534)
         Nondeductible interest expense                                       84             79             72
         Nontaxable proceeds from life insurance                               -              -            (93)
         State income taxes and other items, net                             (50)           127            (92)
                                                                     -----------    -----------    -----------

                                                                     $       257    $       449    $       543
                                                                     ===========    ===========    ===========

-------------------------------------------------------------------------------

                                 (Continued)
                                                                           26.

                 FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      December 31, 2000, 1999, and 1998
                       (Table dollars in thousands)
-------------------------------------------------------------------------------

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

At year-end 2000 and 1999, reserves of $1,677,000 and $1,819,000 were required as deposits with the Federal Reserve or as cash on hand. These reserves do not earn interest.

Some financial instruments are used in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. These involve, to varying degrees, credit and interest-rate risk in excess of the amounts reported in the financial statements.

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

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk at year-end follows:

                                                                                     2000             1999
                                                                                     ----             ----
     Commitments to extend credit                                                 $    1,364    $    1,264
     Unused lines of credit                                                            9,328         8,288
     Standby letter of credit                                                             44             -

At December 31, 2000, all of the commitments to extend credit were at variable rates of interest.

-------------------------------------------------------------------------------

                                 (Continued)
                                                                           27.

               FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    December 31, 2000, 1999, and 1998
                      (Table dollars in thousands)
--------------------------------------------------------------------------------

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

The carrying values and estimated fair values of the Company's financial instruments as of December 31, 2000 and 1999 are as follows:

                                                        2000                             1999
                                            ----------------------------     -----------------------------
                                                               Estimated                       Estimated
                                              Carrying           Fair          Carrying          Fair
                                                Value            Value           Value           Value
                                            ------------    ------------     -----------     -------------
Financial assets
    Cash and due from banks                 $      6,971    $      6,971     $     13,243    $     13,243
    Securities available-for-sale                 92,445          92,445           89,983          89,983
    Loans held for sale                              693             693            1,738           1,738
    Loans, net                                   115,811         114,538          126,647         124,951
    Accrued interest receivable                    2,627           2,627            2,075           2,075

Financial liabilities
    Deposits with no stated
      maturities                                 (72,493)        (72,493)         (77,487)        (77,487)
    Time deposits and securities
      sold under agreements to
      repurchase                                (125,598)       (125,600)        (125,067)       (124,337)
    Federal funds purchased                            -               -           (7,600)         (7,600)
    Accrued interest payable                      (1,748)         (1,748)          (1,594)         (1,594)


------------------------------------------------------------------------------
                                          (Continued)
                                                                           28.

               FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    December 31, 2000, 1999, and 1998
                      (Table dollars in thousands)
--------------------------------------------------------------------------------

NOTE 12 - REGULATORY AND CAPITAL MATTERS

Bancshares may pay dividends without restriction under the current Federal Reserve regulations so long as it remains "adequately capitalized" after such payment. The Bank is subject to statutory dividend restrictions which provide, in general, that the Bank may pay the current year's earnings and the prior two years' retained earnings without the prior approval of the OCC. The Bank requested and obtained approval of the OCC to pay a special dividend of $5,000,000 to Bancshares, which facilitated the tender offer and redemption discussed below. The Bank also requested and received prior approval to pay up to $2,250,000 in other dividends in the year 2000. Because of the extraordinary $5,000,000 dividend paid in 2000, it will be necessary for the Bank to receive prior approval from the OCC to pay dividends to Bancshares in 2001 and 2002.

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

Because the Company was formed on October 1, 1999 and its only activity is ownership of the Bank, its capital, capital ratios, and minimum required levels of capital are materially the same as the Bank's. At year end, actual capital levels and minimum required levels for the Bank were:


                                                                                         Minimum Required
                                                                Minimum Required      to Be Well Capitalized
                                                                   for Capital        Under Prompt Corrective
                                           Actual               Adequacy Purposes        Action Provisions
                                    -------------------      --------------------     -----------------------
                                     Amount       Ratio       Amount        Ratio      Amount        Ratio
                                    --------      -----      ---------      -----     ---------      -----
December 31, 2000
   Total capital (to risk-
     weighted assets)               $  23,910     18.8%      $  10,152       8.0%     $  12,691      10.0%
   Tier I capital (to risk-
     weighted assets)                  22,609     17.8           5,076       4.0          7,614       6.0
   Tier I capital (to average
     assets)                           22,609     10.0           9,000       4.0         11,250       5.0


------------------------------------------------------------------------------
                                  (Continued)

                                                                           29.

               FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    December 31, 2000, 1999, and 1998
                      (Table dollars in thousands)
--------------------------------------------------------------------------------

NOTE 12 - REGULATORY MATTERS (Continued)

                                                                                          Minimum Required
                                                                 Minimum Required      to Be Well Capitalized
                                                                    for Capital        Under Prompt Corrective
                                           Actual               Adequacy Purposes        Action Provisions
                                     -------------------      --------------------     -----------------------
                                      Amount       Ratio       Amount        Ratio      Amount          Ratio
                                     ---------     -----      ---------      -----     ---------        -----
December 31, 1999
    Total capital (to risk-
      weighted assets)               $  28,756     20.8%      $  11,045       8.0%     $  13,806        10.0%
    Tier I capital (to risk-
      weighted assets)                  27,697     20.1           5,522       4.0          8,284         6.0
    Tier I capital (to average
      assets)                           27,697     11.7           9,512       4.0         11,890         5.0


At December 31, 2000, the Company and the Bank were categorized as well capitalized and management is not aware of any conditions or events since the most recent notification that would change the Company's or Bank's category.

During the first quarter of 2000, the Company purchased 87,719 shares of its stock through a tender offer for an aggregate purchase price of $5,000,000.

NOTE 13 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes are as follows:

                                                                         2000           1999           1998
                                                                     -----------    -----------    -----------
     Unrealized holding gains (losses) on
       securities available-for-sale                                 $     2,276    $    (4,827)   $       343
     Reclassification adjustments for (gains) losses
       recognized in income                                                  (11)             9           (255)
                                                                     -----------    -----------    -----------
         Net unrealized gains (losses)                                     2,265         (4,818)            88
     Tax effect                                                             (770)         1,638            (30)
                                                                     -----------    -----------    -----------
     Other comprehensive income (loss)                               $     1,495    $    (3,180)   $        58
                                                                     ===========    ===========    ===========

------------------------------------------------------------------------------

                                                                           30.

               FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    December 31, 2000, 1999, and 1998
                      (Table dollars in thousands)
--------------------------------------------------------------------------------

NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS

The following are the condensed balance sheets and statements of income and cash flows for First Ottawa Bancshares, Inc. without subsidiary.

Condensed balance sheets as of December 31 are as follows:

                                                                                        2000           1999
                                                                                    -----------    -----------
ASSETS
     Cash and due from banks                                                        $         9    $         -
     Investment in subsidiary                                                            22,543         25,983
     Dividends receivable                                                                 1,325          1,500
     Other assets                                                                            31              -
                                                                                    -----------    -----------
         Total assets                                                               $    23,908    $    27,483
                                                                                    ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
     Dividends payable                                                              $     1,325    $     1,500
     Shareholders' equity                                                                22,583         25,983
                                                                                    -----------    -----------
         Total liabilities and shareholders' equity                                 $    23,908    $    27,483
                                                                                    ===========    ===========

Condensed statements of income for the years ended December 31 are as follows:


                                                                         2000           1999           1998
                                                                     -----------    -----------    -----------
     Dividends from Bank                                             $     7,075    $     2,250    $     2,250
     Other expenses                                                           79              -              -
     Income tax benefit                                                      (30)             -              -
     Equity in (overdistributed) undistributed Bank
       income                                                             (4,934)           (96)           709
                                                                     -----------    -----------    -----------
     Net income                                                      $     2,092    $     2,154    $     2,959
                                                                     ===========    ===========    ===========

------------------------------------------------------------------------------
                                   (Continued)

                                                                           31.

               FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    December 31, 2000, 1999, and 1998
                      (Table dollars in thousands)
--------------------------------------------------------------------------------

NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

Condensed statements of cash flows for the years ended December 31 are as follows:


                                                                        2000            1999           1998
                                                                     -----------    -----------    -----------
     Cash flows from operating activities
         Net income                                                  $     2,092    $     2,154    $     2,959
         Adjustments to reconcile net income to
           net cash from operating activities
              Change in other assets and liabilities                         145              -              -
              Equity in overdistributed (undistributed)
                Bank income                                                4,934             96           (709)
                                                                     -----------    -----------    -----------
                  Net cash from operating activities                       7,171          2,250          2,250

     Cash flows from financing activities
         Purchase of treasury stock                                       (5,000)             -              -
         Dividends paid                                                   (2,162)        (2,250)        (2,250)
                                                                     -----------    -----------    -----------
              Net cash from financing activities                          (7,162)        (2,250)        (2,250)
                                                                     -----------    -----------    -----------
     Net change in cash and cash equivalents                                   9              -              -
     Beginning cash and cash equivalents                                       -              -              -
                                                                     -----------    -----------    -----------
     Ending cash and cash equivalents                                $         9    $         -    $         -
                                                                     ===========    ===========    ===========
--------------------------------------------------------------------------------

                                   (Continued)

                                                                           32.

               FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    December 31, 2000, 1999, and 1998
                      (Table dollars in thousands)
--------------------------------------------------------------------------------

NOTE 15 - QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                        Net
                                                       Interest       Interest         Net          Earnings
                                                        Income         Income        Income         Per Share
                                                     -----------     -----------    ---------      ------------
     2000
         First quarter                               $     4,013     $     1,964    $     543      $      0.80
         Second quarter                                    3,995           1,909          544             0.82
         Third quarter                                     3,988           1,787          481             0.73
         Fourth quarter                                    3,999           1,810          524             0.79
     1999
         First quarter                                     4,105           2,053          682             0.91
         Second quarter(a)                                 4,127           2,068          854             1.14
         Third quarter                                     4,130           2,060          561             0.75
         Fourth quarter(b)                                 4,130           2,046           57             0.07


(a) Net income and earnings per share in the second quarter of 1999 were affected by the sale of loans to a third party with servicing retained. The recording of the originated mortgage servicing rights resulted in increased gains on the sale of those loans.

(b) Net income and earnings per share in the fourth quarter of 1999 were affected by a nonrecurring loss on the curtailment of the defined benefit pension plan and the payment of early retirement packages to certain employees. The net effect of this item was to reduce net income by $395,000 and earnings per share by $0.53.

------------------------------------------------------------------------------
                                                                           33.

                     FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
                             SHAREHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 3 p.m., local time on May 16, 2001 at the Banking House located at 701 LaSalle Street, Ottawa, Illinois 61350.

PRICE RANGE OF COMMON STOCK

As of March 22, 2001, there were approximately 552 shareholders of record and 662,281 outstanding shares of common stock.

The Company's common stock is not traded on any national or regional securities exchange and there is no established public trading market for it. Transactions in the Company's common stock have been infrequent. To the knowledge of the Company's management, since January 1, 2000, an aggregate of approximately 87,319 shares of the Company's common stock was transferred in approximately 74 separate transactions, excluding the 87,719 shares purchased by the Company at $57 per share on January 20, 2000 and March 30, 2000 pursuant to a tender offer. (See Note 12 to the Company's Consolidated Financial Statements.) These transfers represent both transfers for consideration (i.e., sales) and transfers for no consideration (e.g., gifts, estate transfers, etc.). The Company's management is unable to differentiate such transfers and has limited knowledge of the sale prices for transfers involving consideration. The last price known to the Company's management was a sale of 100 shares on February 23, 2001 at $51 per share.

The following table sets forth dividends paid per share on the Company's common stock on the dates indicated:

                          Date                      Dividends
                     ---------------                ---------
                     January 1, 1999                 $2.00
                     July 1, 1999                     1.00
                     January 1, 2000                  2.00
                     July 1, 2000                     1.00
                     January 1, 2001                  2.00


ANNUAL REPORT

A copy of First Ottawa Bancshares, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000 as filed with the Securities and Exchange Commission may be obtained without charge by contacting Cheryl Gage, First Ottawa Bancshares, Inc., 701-705 LaSalle Street, Ottawa, Illinois 61350.
------------------------------------------------------------------------------
                                                                           34.