Form 10-K405, Exhibit 13
period 2001-12-31
FIRST OTTAWA BANCSHARES INC
filed 2002-03-29
CIK 1099668

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth selected consolidated financial and other data of First Ottawa Bancshares, Inc. and its wholly owned subsidiary, the First National Bank of Ottawa. This information should be read in conjunction with the Consolidated Financial Statements and notes thereto included herein. All dollar amounts are in thousands, except per share information.

	Year ended December 31,
	2001	2000	1999	1998	1997
Statement of Income Data:
Total interest income	$14,921	$15,995	$16,492	$17,055	$16,989
Total interest expense	7,773	8,525	8,265	8,651	8,519

Net interest income	7,148	7,470	8,227	8,404	8,470
Provision for loan losses	300	360	384	460	480
Noninterest income	2,457	1,749	1,496	1,905	1,372
Noninterest expenses	6,732	6,510	6,736	6,347	5,884

Income before income taxes	2,573	2,349	2,603	3,502	3,478
Provision for income taxes	460	257	449	543	696

Net income	$2,113	$2,092	$2,154	$2,959	$2,782
Per Share Data:
Net income	$3.19	$3.14	$2.87	$3.95	$3.71
Cash dividends declared	3.00	3.00	3.00	3.00	3.00
Book value at end of year	34.79	34.10	34.64	39.01	37.99
Selected Financial Ratios:
Return on average assets(3)	.94%	.92%	.90%	1.23%	1.20%
Return on average equity(3)	8.92	9.62	7.55	10.11	9.94
Dividend payout ratio	94.04	94.96	104.46	76.04	80.88
Average equity to average assets(3)	10.55	9.59	11.92	12.16	12.08
Net interest margin (tax equivalent)	3.74	3.87	4.11	4.09	4.25
Allowance for loan losses to total loans at the end of period	1.01	.94	.82	.87	.66
Nonperforming loans to total loans at the end of period(1)	1.15	2.26	1.52	1.21	.83
Net loans charged off to average total loans	.25	.25	.29	.19	.40
Balance Sheet Data:
Total assets	$232,565	$225,007	$240,490	$249,674	$243,417
Total earning assets	216,927	210,058	219,427	236,187	228,789
Average assets(2)	224,653	226,787	239,524	240,612	231,804
Gross loans, including loans held for sale	109,508	117,612	129,444	119,364	121,426
Allowance for loan losses	1,109	1,108	1,059	1,029	800
Total deposits	165,267	173,453	183,889	194,629	194,502
Federal funds purchased and securities sold under agreements to repurchase	35,899	24,638	26,265	21,496	16,059
Shareholders' equity	22,907	22,583	25,983	29,259	28,492

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

Overview

        The Company's principal business is conducted by the Bank and consists of a full range of community-based financial services, including commercial and retail banking. The profitability of the Company's operations depends primarily on its net interest income, provision for loan losses, other income, and other expenses. Net interest income is the difference between the income the Company receives on its loan and securities portfolios and its cost of funds, which consists of interest paid on deposits and borrowings. The provision for loan losses reflects the cost of credit risk in the Company's loan portfolio. Other income consists of service charges on deposit accounts, trust and farm management fee income, securities gains (losses), gains (losses) on sales of loans, and other income. Other expenses include salaries and employee benefits, as well as occupancy and equipment expenses and other noninterest expenses.

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

Consolidated Financial Condition

        Total assets at December 31, 2001 were $232.6 million compared to $225.0 million at December 31, 2000, an increase of $7.6 million, or 3.4%. The increase in total assets was a result of a $15.0 million increase in investment securities and certificates of deposit held for investment purposes. Securities increased as a result of the redeployment of funds occurring due to loan repayments exceeding originations and increased borrowed funds. Other borrowings increased $9.3 million and were used primarily to invest in securities while returns were considered favorable in light of the current rate environment trends. The increase in other borrowings, including a $5.1 million increase in federal funds purchased and a $4.2 million increase in Federal Home Loan Bank advances, was used to invest in securities, as deposits decreased $8.2 million during 2001. Loans held for sale also increased $782,000 as customers refinanced loans in reaction to the current rate environment. Increases were partially offset by a decrease in loans receivable of $8.9 million, as loan repayments exceeded new loans originated during 2001. Although loans receivable decreased overall, commercial and agricultural loans increased $13.1 million during 2001 due to an effort by management to increase the size of the commercial loan portfolio. The increase in commercial and agricultural loans was offset by the decrease in installment loans of $14.8 million due to a general decline in indirect lending volume and more stringent underwriting guidelines on consumer loans. Real estate loans also decreased $8.8 million due to the current rate environment and the increase in refinancing and conventional loan sales during 2001.

        Total equity was $22.9 million at December 31, 2001 compared to $22.6 million at December 31, 2000. The increase was primarily the result of an increase in the unrealized gain (loss) on securities available-for-sale, net of tax, of $394,000 and net income of $2.1 million. The increase was partially offset by the repurchase of Company common stock for $196,000 and dividends declared of $2.0 million.

Consolidated Results of Operations

        Net income was $2.1 million for the year ended December 31, 2001 compared to $2.1 million for the year ended December 31, 2000. The return on average assets was .94% in 2001 compared to .92% in 2000. The return on average equity decreased to 8.92% in 2001 from 9.62% in 2000. This resulted primarily from the change in the fair value of securities, net of income tax effects, which is included in total equity when calculating this ratio.

        Net income was $2.1 million for the year ended December 31, 2000, a decrease of $100,000 from $2.2 million for the year ended December 31, 1999. The return on average assets increased to .92% in 2000 from 0.90% in 1999. The return on average equity was 9.62% in 2000 with a return on average equity of 7.55% in 1999. This resulted primarily from the change in the fair value of securities, net of income tax effects, which is included in total equity when calculating this ratio. This ratio was also impacted by the $5.0 million repurchase of Company common stock in 2000.

2001 Compared to 2000

        Net Interest Income.    Net interest income was $7.2 million in 2001 compared to $7.5 million in 2000, a decrease of $300,000, or 4.0%. Interest income on earning assets decreased $1.1 million in 2001 from 2000. The decrease was primarily due to decreased interest income on loans attributable to a decrease in the average balance of loans of $10 million, while average tax-equivalent loan rates were falling. During 2001, the Federal Reserve made eleven interest rate cuts that ultimately reduced the Bank's prime lending rate from 9.5% to 4.75% at the conclusion of the year. This unprecedented decline in rates put pressure on the Company's primary driver of earnings, the net interest margin. Interest expense on interest-bearing liabilities decreased $752,000 as a result of a decrease in the average rate paid on liabilities of 29 basis points, from 4.65% in 2000 to 4.36% in 2001 and a decrease in the average balance of certificates of deposits of $6.6 million. The net interest margin on a tax equivalent basis decreased to 3.74% in 2001 from 3.87% in 2000. The primary reason for the decrease in the net interest margin was the result of rates on earning assets repricing downward more quickly than the rates on interest-bearing liabilities in addition to an overall decrease in volume of assets and liabilities.

        Provision for Loan Losses.    The provision for loan losses decreased $60,000 from $360,000 in 2000 to $300,000 in 2001. The decrease in the provision was largely due to the decrease in the size of the loan portfolio in 2001 compared to 2000. As of December 31, 2001, the allowance for loan losses totaled $1.1 million, or 1.01% of total loans, compared to $1.1 million, or .94% of total loans, at December 31, 2000. The amounts of the provision and allowance for loan losses are influenced by current economic conditions, actual loss experience, industry trends, and other factors, including real estate values in the Company's market area and management's assessment of current collection risks within its loan portfolio. Along with other financial institutions, management shares a concern for the possible continued softening of the economy in 2002. Should the economic climate continue to deteriorate, borrowers may experience difficulty, and the level of non-performing loans, charge-offs, and delinquencies could rise and require increases in the provision.

        Noninterest Income.    The Company's noninterest income totaled $2.5 million in 2001 compared to $1.7 million in 2000. The increase was primarily a result of increases in service charges on deposit accounts and net gains on sales of securities and loans. Service charges increased as a result of changes in the fee structure related to overdrafts. The $164,000 increase in gains on the sale of mortgage loans in 2001 was primarily due to customers refinancing loans as rates decreased during the year. Gains on the sale of investments also increased to $539,000 in 2001 from $11,000 in 2000 due to the sales of bonds to replace tax-exempt bonds with taxable positions, shorten maturities, improve interest rate risk, and enhance current earnings.

        Noninterest Expenses.    The Company's noninterest expenses increased to $6.7 million in 2001 from $6.5 million in 2000. The increase was primarily due to increases in salaries and employee benefits and professional fees. Salaries and employee benefits increased $157,000 due to general pay increases, the hiring of new loan personnel, and increases in employee insurance costs in 2001. Professional fees increased due to negotiations and professional fees associated with the purchase of the property in Morris, Illinois for the purpose of branch expansion. These increases were partially offset by decreases in supplies and advertising and promotion expenses. Supplies and advertising and marketing expenses decreased as a result of cost control efforts initiated by management in late 2000.

        Income Taxes.    The Company's tax rate varies from statutory rates principally due to interest income from tax-exempt securities and loans. The Company's effective tax rate was 17.9% and 10.9% for 2001 and 2000.

2000 Compared to 1999

        Net Interest Income.    Net interest income was $7.5 million in 2000 compared to $8.2 million in 1999, a decrease of $757,000, or 9.2%. Interest income on earning assets decreased $497,000 in 2000 from 1999. Interest income on loans increased slightly because of an increase in the average balance of loans of $1.1 million, while average tax-equivalent loan rates remained stable. This increase was more than offset by a decrease in securities income of $717,000, which was primarily the result of a decrease in the average balance of $11.5 million. The overall yield on securities on a tax-equivalent basis remained relatively stable. Interest expense on interest-bearing liabilities increased $260,000 as a result of an increase in the average rate paid on liabilities of 25 basis points, from 4.40% in 1999 to 4.65% in 2000. This increase was primarily due to the increase in the average balance of repurchase agreements of $7.4 million at a higher average cost than deposits. A decrease in the average balance of interest-bearing liabilities of $4.9 million partially offset the increase in average rates. The net interest margin on a tax equivalent basis decreased to 3.87% in 2000 from 4.11% in 1999. The primary reason for the decrease in the net interest margin was the increase in the average rate paid on interest-bearing liabilities exceeding the increase in the average yield on earning assets. Additionally, the ratio of interest-bearing liabilities to earning assets increased in 2000 due to the repurchase of shares by the Company.

        Provision for Loan Losses.    The provision for loan losses decreased $24,000 from $384,000 in 1999 to $360,000 in 2000. The decrease in the provision was largely due to the decrease in the size of the loan portfolio in 2000 compared to 1999. As of December 31, 2000, the allowance for loan losses totaled $1.1 million, or .94% of total loans, compared to $1.1 million, or .82% of total loans, at December 31, 1999. The amounts of the provision and allowance for loan losses are influenced by current economic conditions, actual loss experience, industry trends, and other factors, including real estate values in the Company's market area and management's assessment of current collection risks within its loan portfolio.

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

        Noninterest Expenses.    The Company's noninterest expenses decreased to $6.5 million in 2000 from $6.7 million in 1999. The decrease was due to decreases in salaries and employee benefits, occupancy and equipment expense, supplies expense, advertising and promotions, and professional fees. These decreases were partially offset by an increase in other expenses. The decrease in salaries and employee benefits was primarily due to $599,000 of settlement and curtailment losses incurred in 1999 related to the Company's pension plan. Excluding the settlement and curtailment losses, salaries and benefits increased $354,000, or 11%, primarily due to the hiring of a new head lender and cost of living and merit pay increases. Occupancy, supplies and advertising and marketing expenses decreased as a result of cost control efforts initiated by management in late 1999. Professional fees were higher in 1999 due to the formation of the holding company. Other expenses increased due to an increase in expenses related to repossessed assets and increased director fees to be comparable to peers.

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

Analysis of Average Balances, Tax Equivalent Yields and Rates
Years ended December 31, 2001, 2000, and 1999
($000s)

	2001			2000			1999
ASSETS	Average Balance(4)	Interest	Average Rate	Average Balance(4)	Interest	Average Rate	Average Balance(4)	Interest	Average Rate
Loans(1)(3)	$113,106	$9,438	8.34%	$123,110	$10,482	8.49%	$122,002	$10,350	8.48%
Investment CDs	1,728	72	4.17	—	—	—	—
Securities(2)(5)	94,043	6,063	6.45	91,325	6,328	6.91	102,806	7,125	6.93
Federal funds sold	2,697	112	4.15	1,391	88	6.31	119	6	5.04

Interest-earning assets	211,574	15,685	7.41	215,826	16,898	7.81	224,927	17,481	7.77
Non-interest-earning assets(6)	13,079			10,961			14,597

Average assets	$224,653			$226,787			$239,524

LIABILITIES AND SHAREHOLDERS' EQUITY
NOW and money market	$33,607	624	1.86	$38,056	936	2.45	$41,941	1,080	2.58
Savings	16,654	326	1.96	17,928	368	2.04	19,710	487	2.47
Time deposits	96,615	5,513	5.71	103,171	5,784	5.59	109,952	5,943	5.41
Repurchase agreements	27,062	1,125	4.16	19,111	1,158	6.06	11,690	527	4.51
Federal funds purchased	1,589	58	3.65	4,495	279	6.18	4,352	228	5.24
Federal Home Loan Bank advance	2,685	127	4.73	—	—	—	—

Interest-bearing liabilities	178,212	7,773	4.36	182,761	8,525	4.65	187,645	8,265	4.40

Net interest income		$7,912			$8,373			$9,216

Net yield on interest-earning assets			3.74			3.87			4.11
Interest-bearing liabilities to earning assets ratio			84.23			84.68			83.42
Non-interest-bearing liabilities	22,749			22,278			23,334
Shareholders' equity	23,692			21,748			28,545

Average liabilities and shareholders' equity	$224,653			$226,787			$239,524

(1)
Interest income on loans includes loan origination and other fees of $285 for 2001, $176 for 2000, and $149 for 1999.

(2)
Loan and securities income is reflected on a fully tax-equivalent basis utilizing a 34% rate for municipal securities and tax-exempt loans

(3)
Non-accrual loans are included in average loans.

(4)
Average balances are derived from the average daily balances.

(5)
Rate information is calculated based upon average amortized cost.

(6)
Average balance information includes an average valuation allowance for securities of $1,023, $(2,706), and $192, respectively.

        The components of the changes in net interest income are shown below. Changes in net interest income are allocated between amounts attributed to changes in rate and changes in volume for the various categories of interest-earning assets and interest-bearing liabilities.

Analysis of Changes in Interest Income and Expense
($000s)

	2001 - 2000 Increase (Decrease)			2000 - 1999 Increase (Decrease)
INTEREST INCOME	Total Change	Change Due to Voting	Change Due to Rate	Total Change	Change Due to Volume	Change Due to Rate
Loans	$(1,044)	$(835)	$(209)	$132	$94	$38
Investment CDs	72	72	—	—	—	—
Securities	(265)	175	(440)	(797)	(796)	(1)
Federal funds sold	24	54	(30)	82	80	2

Total interest income	(1,213)	(534)	(679)	(583)	(622)	39

INTEREST EXPENSE
NOW and money market	(312)	(83)	(229)	(144)	(96)	(48)
Savings	(42)	(25)	(17)	(119)	(36)	(83)
Time deposits	(271)	(374)	103	(159)	(380)	221
Repurchase agreements	(33)	330	(363)	631	450	181
Federal Home Loan Bank advance	127	127	—	—	—	—
Federal funds purchased	(221)	(106)	(115)	51	9	42

Total interest expense	(752)	(131)	(621)	260	(53)	313

Net interest earnings	$(461)	$(403)	$(58)	$(843)	$(569)	$(274)

        Volume/rate variances are allocated to the volume variance and the rate variance on an absolute basis.

        Tax-exempt income is reflected on a fully tax-equivalent basis utilizing a 34% rate for municipal securities and tax-exempt loans.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The Company's overall interest rate sensitivity is demonstrated by net interest income analysis and "Gap" analysis. Net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates. This analysis assesses the risk of change in net interest income in the event of sudden and sustained 2.0% increases and decreases in market interest rates. The tables below present the Company's projected changes in net interest income for the various rate shock levels for the three months ended December 31, 2001 and 2000.

	2001 Net Interest Income
	Amount	Change	Change
	(Dollars in Thousands)
+200 bp	$1,394	$(536)	(27.8)%
Base	1,930	—	—
200 bp	2,253	323	16.7%
	2000 Net Interest Income
	Amount	Change	Change
	(Dollars in Thousands)
+200 bp	$1,386	$(363)	(20.8)%
Base	1,749	—	—
200 bp	1,873	124	7.1%

        As shown above, at December 31, 2001, the effect of an immediate 200 basis point increase in interest rates would decrease the Company's net interest income by 27.8% or approximately $536,000. The effect of an immediate 200 basis point decrease in rates would increase the Company's net interest income by 16.7%, or approximately $323,000.

        Interest rate sensitivity reflects modest exposure in an increasing rate environment at the end of 2000. Falling interest rates throughout 2001 had an adverse effect on net interest income. As a result net interest income sensitivity has increased from 2000 to 2001.

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

        The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. Cash flows provided by operating activities were $2.7 million, $3.0 million, and $1.6 million for the years ended December 31, 2001, 2000, and 1999. Net cash from investing activities consisted primarily of principal collections on loans and proceeds from maturation and sales of securities offset by disbursements for loan originations and the purchase of securities. Net cash from financing activities consisted primarily of changes in net deposits, short-term borrowings, and Federal Home Loan Bank advances partially offset by dividends paid and the purchase of Company stock.

        The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending, and investing activities during any given year. At December 31, 2001, cash and short-term investments totaled $7.9 million. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available-for-sale, federal funds lines of credit from correspondent banks, and borrowings from the Federal Home Loan Bank of Chicago and American National Bank.

        The following table discloses contractual obligations and commercial commitments of the Company as of December 31, 2001:

	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Federal funds purchased	$5,050	$5,050	$—	$—	$—
Securities sold under agreements to repurchase	30,849	30,849	—	—	—
FHLB advances	4,000	4,000	—	—	—
Note payable	200	200	—	—	—

	$40,099	$40,099	$—	$—	$—

	Total Amounts Committed	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years
Lines of credit(1)	$11,971	$6,447	$460	$557	$4,507
Standby letters of credit(1)	342	16	326	—	—
Other commitments to extend credit(1)	99	99	—	—	—

	$12,412	$6,562	$786	$557	$4,507

(1)
Represents amounts committed to customers.

        During 2001 and 2000, the Company repurchased 3,925 and 87,719 shares of its common stock for $196,000 and $5.0 million.

        Capital provides the foundation for future growth. Regulatory agencies have developed minimum guidelines by which the adequacy of a financial institution's capital may be evaluated. All of the Company's ratios exceed the levels required under regulatory guidelines as shown in Note 14 of the Consolidated Financial Statements.

Facilities

        The Company has purchased real estate in Morris, Illinois with the intention of establishing a full service branch facility in that community. However, management has not yet obtained construction cost estimates for the facility. In addition, an extensive remodeling project of the main banking facility was commenced in the third quarter of 2001, with an estimated completion date prior to the end of the second quarter of 2002.

Impact of Inflation and Changing Prices

        The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Special Note Concerning Forward-Looking Statements

        This document (including information incorporated by reference) contains, and future oral and written statements of the Company and its management may contain, forward-looking statements, within the meaning of such term in the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company's management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events.

        The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company and its subsidiaries include, but are not limited to, the following:

  •
  The strength of the United States economy in general and the strength of the local economies in which the Company conducts its operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company's assets.

  •
  The economic impact of the terrorist attacks that occurred on September 11th, as well as any future threats and attacks, and the response of the United States to any such threats and attacks.

  •
  The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters.

  •
  The effects of changes in interest rates (including the effects of changes in the rate of prepayments of the Company's assets) and the policies of the Board of Governors of the Federal Reserve System.

  •
  The ability of the Company to compete with other financial institutions as effectively as the Company currently intends due to increases in competitive pressures in the financial services sector.

  •
  The inability of the Company to obtain new customers and to retain existing customers.

  •
  The timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet.

  •
  Technological changes implemented by the Company and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers.

  •
  The ability of the Company to develop and maintain secure and reliable electronic systems.

  •
  The ability of the Company to retain key executives and employees and the difficulty that the Company may experience in replacing key executives and employees in an effective manner.

  •
  Consumer spending and saving habits which may change in a manner that affects the Company's business adversely.

  •
  Business combinations and the integration of acquired businesses which may be more difficult or expensive than expected.

  •
  The costs, effects and outcomes of existing or future litigation.

  •
  Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

  •
  The ability of the Company to manage the risks associated with the foregoing as well as anticipated.

        These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including other factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
First Ottawa Bancshares, Inc.
Ottawa, Illinois

        We have audited the accompanying consolidated balance sheets of First Ottawa Bancshares, Inc. and Subsidiary as of December 31, 2001 and 2000 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Ottawa Bancshares, Inc. and Subsidiary as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP
Oak Brook, Illinois January 18, 2002

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000
(In thousands, except share and per share data)

	2001	2000
ASSETS
Cash and due from banks	$7,933	$6,971
Certificates of deposit	3,100	—
Securities available-for-sale	104,319	92,445
Loans held for sale	1,475	693
Loans, less allowance for loan losses of $1,109 and $1,108	106,924	115,811
Premises and equipment, net	2,839	2,497
Due from broker	477	—
Interest receivable and other assets	5,498	6,590

Total assets	$232,565	$225,007

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits
Demand—non-interest-bearing	$21,437	$20,538
NOW accounts	23,835	26,220
Money market accounts	8,554	8,941
Savings	16,860	16,794
Time, $100,000 and over	20,479	25,170
Other time	74,102	75,790

Total deposits	165,267	173,453
Federal funds purchased	5,050	—
Securities sold under agreements to repurchase	30,849	24,638
Borrowings	4,200	—
Interest payable and other liabilities	4,292	4,333

Total liabilities	209,658	202,424
Shareholders' equity
Common stock—1 par value, 750,000 shares authorized and issued	750	750
Additional paid-in capital	4,000	4,000
Retained earnings	23,178	23,052
Treasury stock, at cost; 91,644 shares in 2001; 87,719 shares in 2000	(5,196)	(5,000)
Accumulated other comprehensive income (loss)	175	(219)

Total shareholders' equity	22,907	22,583

Total liabilities and shareholders' equity	$232,565	$225,007

See accompanying notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2001, 2000, and 1999
(In thousands, except share and per share data)

	2001	2000	1999
Interest income
Loans (including fee income)	$9,416	$10,461	$10,323
Securities
Taxable	3,880	3,793	4,295
Exempt from federal income tax	1,441	1,653	1,868
Federal funds sold	112	88	6
Certificates of deposit	72	—	—

Total interest income	14,921	15,995	16,492
Interest expense
NOW account deposits	387	562	686
Money market deposit accounts	237	374	394
Savings deposits	326	368	487
Time deposits	5,513	5,784	5,943
Repurchase agreements	1,125	1,158	527
Federal funds purchased	58	279	228
Borrowings	127	—	—

Total interest expense	7,773	8,525	8,265

Net interest income	7,148	7,470	8,227
Provision for loan losses	300	360	384

Net interest income after provision for loan losses	6,848	7,110	7,843
Noninterest income
Service charges on deposit accounts	819	746	586
Trust and farm management fee income	420	417	441
Other income	441	501	486
Gain (loss) on sale of loans	238	74	(8)
Securities gains (losses), net	539	11	(9)

Total noninterest income	2,457	1,749	1,496
Noninterest expenses
Salaries and employee benefits	3,893	3,736	3,796
Occupancy and equipment expense	822	813	942
Data processing expense	510	513	474
Supplies	119	142	224
Advertising and promotions	112	141	254
Professional fees	354	308	341
Other expenses	922	857	705

Total noninterest expenses	6,732	6,510	6,736

Income before income taxes	2,573	2,349	2,603
Provision for income taxes	460	257	449

Net income	$2,113	$2,092	$2,154
Earnings per share	$3.19	$3.14	$2.87
Average shares outstanding	662,249	667,092	750,000

See accompanying notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 31, 2001, 2000, and 1999
(In thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Share- holders' Equity
Balance at January 1, 1999	$750	$4,000	$23,043	$—	$1,466	$29,259
Net income	—	—	2,154	—	—	2,154
Unrealized net loss on securities available-for-sale, net of reclassification and tax effects	—	—	—	—	(3,180)	(3,180)

Comprehensive loss						(1,026)
Cash dividends declared ($3.00 per share)	—	—	(2,250)	—	—	(2,250)

Balance at December 31, 1999	750	4,000	22,947	—	(1,714)	25,983
Net income	—	—	2,092	—	—	2,092
Unrealized net gain on securities available-for-sale, net of reclassification and tax effects	—	—	—	—	1,495	1,495
Comprehensive income						3,587
Cash dividends declared ($3.00 per share)	—	—	(1,987)	—	—	(1,987)
Purchase of 87,719 treasury shares	—	—	—	(5,000)	—	(5,000)

Balance at December 31, 2000	750	4,000	23,052	(5,000)	(219)	22,583
Net income	—	—	2,113	—	—	2,113
Unrealized net gain on securities available-for-sale, net of reclassification and tax effects	—	—	—	—	394	394
Comprehensive income						2,507
Cash dividends declared ($3.00 per share)	—	—	(1,987)	—	—	(1,987)
Purchase of 3,925 treasury shares	—	—	—	(196)	—	(196)

Balance at December 31, 2001	$750	$4,000	$23,178	$(5,196)	$175	$22,907

See accompanying notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2001, 2000, and 1999
(In thousands, except per share data)

	2001	2000	1999
Cash flows from operating activities
Net income	$2,113	$2,092	$2,154
Adjustments to reconcile net income to net cash from operating activities
Change in deferred loan fees	—	(6)	(12)
Provision for loan losses	300	360	384
Depreciation and amortization	283	290	325
Premium amortization on securities, net	35	35	71
Net real estate loans originated for sale	(544)	1,119	(1,183)
Net (gains) losses on loan sales	(238)	(74)	8
Federal Home Loan Bank stock dividends	(40)	—	—
Net (gains) losses on sales of securities available-for-sale	(539)	(11)	9
Change in interest receivable and other assets	1,087	(807)	(954)
Change in interest payable and other liabilities	(41)	156	818

Net cash from operating activities	2,416	3,154	1,620
Cash flows from investing activities
Proceeds from sales of securities available-for-sale	19,612	2,452	28,622
Proceeds from maturities of securities	46,297	4,662	18,551
Purchases of securities available-for-sale	(77,119)	(7,335)	(25,231)
Purchases of investment certificates of deposit	(3,100)	—	—
Net change in loans receivable	8,372	10,296	(9,360)
Premises and equipment expenditures, net	(608)	(276)	(339)

Net cash from investing activities	(6,546)	9,799	12,243
Cash flows from financing activities
Change in deposits	(8,186)	(10,436)	(10,740)
Change in federal funds purchased	5,050	(7,600)	1,150
Change in securities sold under agreements to repurchase	6,211	5,973	3,619
Proceeds from borrowings	4,200	—	—
Purchase of treasury stock	(196)	(5,000)	—
Dividends paid	(1,987)	(2,162)	(2,250)

Net cash from financing activities	5,092	(19,225)	(8,221)

Change in cash and due from banks	962	(6,272)	5,642
Cash and due from banks at beginning of year	6,971	13,243	7,601

Cash and due from banks at end of year	$7,933	$6,971	$13,243
Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$8,038	$8,371	$8,325
Income taxes	350	393	687
Noncash investing activities
Transfers made from loans to other real estate owned	215	186	113
Due from broker	477	—	—

See accompanying notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000, and 1999
(Table dollars in thousands, except per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Nature of Operations and Principles of Consolidation:    The consolidated financial statements include First Ottawa Bancshares, Inc. ("Bancshares") and its wholly owned subsidiary, First National Bank of Ottawa ("the Bank") and the Bank's wholly owned subsidiary, First Ottawa Financial Corporation, together referred to as "the Company." During 2001, the Bank organized a wholly owned subsidiary, First Ottawa Financial Corporation, to sell insurance and investment products. Intercompany transactions and balances are eliminated in consolidation.

        Use of Estimates:    To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, derivatives, and status of contingencies are particularly subject to change.

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

        Derivatives:    All derivative instruments are recorded at their fair values and the change in the fair value of a derivative is included in interest income. If derivative instruments are designated as hedges of fair values, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in earnings as they occur.

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

        Allowance for Loan Losses:    The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

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

        Mortgage Servicing Rights:    Servicing rights are recognized as assets for the allocated value of servicing rights retained on loans sold and are classified with interest receivable and other assets in the consolidated balance sheets. Servicing rights are expensed in proportion to and over the period of estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights. Any impairment of a grouping is reported as a valuation allowance. There was no such valuation allowance recorded at year-end 2001 and 2000, and mortgage servicing rights were not material at either date.

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

        Employee Benefits:    A defined benefit pension plan covers substantially all employees, with benefits based on years of service and compensation prior to retirement. Pension expense is the net of service cost (prior to freezing the plan) and interest cost, return on plan assets, and amortization of gains and losses not immediately recognized. Contributions to the plan are based on the maximum amount deductible for income tax purposes. On November 10, 1999, all pension plan benefits were frozen with the intent of considering alternative methods of providing retirement benefits to employees. See Note 9 regarding curtailment and settlement losses.

        A 401(k) profit sharing plan covers eligible employees with more than one year of service (one thousand working hours) and who are at least 21 years of age. The plan allows employee contributions. The Company may make a discretionary matching contribution equal to a percentage of salary deferral. The matching percentage is limited to 6% of compensation. The Company made contributions of $90,000 in 2001 and $87,000 in 2000.

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

        Earnings Per Share:    Basic earnings per share is calculated based on the weighted average common shares outstanding during the year. The Company had no dilutive securities during 2001, 2000, or 1999.

        Comprehensive Income:    Comprehensive income includes both net income and other comprehensive income (loss). Other comprehensive income (loss) includes the change in unrealized gains and losses on securities available-for-sale, net of deferred income taxes.

        New Accounting Pronouncements:    The Financial Accounting Standards Board issued SFAS No. 142, Goodwill and Other Intangible Assets, in July 2001. The statement, which was adopted by the Company effective January 1, 2002, no longer allows for the amortization of goodwill and requires that the carrying value of goodwill be written down when it is deemed to be impaired. Management's analysis as of January 1, 2002 indicated no impairment to goodwill at that date. The adoption of this standard on January 1, 2002 did not have a material effect on the Company's financial statements.

        Reclassifications:    Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2—SECURITIES

        Securities available-for-sale as of December 31, 2001 are as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. treasuries	$1,580	$70	$—
U.S. government agencies	74,568	545	(891)
States and political subdivisions	18,614	505	(153)
Mortgage-backed securities and collateralized mortgage obligations	5,030	203	—
Corporate bonds	2,614	18	(13)
Equity securities	1,913	26	(45)

	$104,319	$1,367	$(1,102)

        Securities available-for-sale as of December 31, 2000 are as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. treasuries	$8,047	$27	$(23)
U.S. government agencies	45,693	74	(708)
States and political subdivisions	33,147	485	(320)
Mortgage-backed securities and collateralized mortgage obligations	4,288	101	—
Equity securities	1,270	36	(4)

	$92,445	$723	$(1,055)

        As of December 31, 2001 and 2000, the Company had approximately $7,042,000 and $6,225,000 invested in bonds issued by municipalities located within LaSalle County, Illinois.

        Securities with an approximate carrying value of $58,826,000 and $60,415,000 were pledged at December 31, 2001 and 2000 to secure trust and public deposits, repurchase agreements, and for other purposes as required or permitted by law.

        Contractual maturities of securities available-for-sale at year-end 2001 were as follows. Securities not due at a single maturity date, primarily mortgage-backed and equity securities, are shown separately.

	Amortized Cost	Fair Value
Due in one year or less	$4,987	$5,037
Due after one year through five years	79,313	79,608
Due after five years through ten years	9,102	8,962
Due after ten years	3,893	3,769
Mortgage-backed securities and collateralized mortgage obligations	4,827	5,030
Equity securities	1,932	1,913

	$104,054	$104,319

        Information regarding sales of securities available-for-sale follows:

	2001	2000	1999
Proceeds	$19,612	$2,452	$28,622
Gross gains	540	14	125
Gross losses	(1)	(3)	(134)

NOTE 3—LOANS

        Major classifications of loans as of December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Real estate	$47,322	$56,109
Commercial and agricultural	29,361	16,266
Installment, net of unearned income	24,595	39,441
Home equity lines of credit	6,795	5,143

	108,073	116,959
Deferred loan fees	(40)	(40)
Allowance for loan losses	(1,109)	(1,108)

	$106,924	$115,811

        Certain executive officers, directors, and their related interests are loan customers of the Company. A summary of such loans made by the Company in the ordinary course of business is as follows:

Balance at December 31, 2000	$1,999
New loans	168
Repayments	(146)

Balance at December 31, 2001	$2,021

        Tax-exempt commercial and agricultural loans totaled approximately $712,000 and $747,000 at December 31, 2001 and 2000. The interest on these loans, which is included in loan income and is exempt from federal income tax, totaled approximately $43,000, $40,000, and $52,000 for the years ended December 31, 2001, 2000, and 1999.

        Loans on which the accrual of interest has been discontinued or reduced amounted to approximately $387,000 and $467,000 at December 31, 2001 and 2000. The average balance of impaired loans for 2001, 2000, and 1999 was approximately $1,243,000, $1,295,000, and $1,303,000. Interest income recognized on a cash basis from impaired loans was not material for the years ended December 31, 2001, 2000, and 1999.

        Information regarding impaired loans at December 31, 2001 and 2000 is as follows:

	2001	2000
Impaired loans with related allowance for loan losses	$635	$1,570
Impaired loans with no related allowance for loan losses	689	—

Total impaired loans	$1,324	$1,570

Allowance for loan losses allocated to impaired loans	$180	$383

NOTE 4—ALLOWANCE FOR LOAN LOSSES

        Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2001	2000	1999
Balance at beginning of year	$1,108	$1,059	$1,029
Recoveries on loans previously charged off	101	204	118
Loans charged off	(400)	(515)	(472)
Provision for loan losses	300	360	384

Balance at end of year	$1,109	$1,108	$1,059

NOTE 5—PREMISES AND EQUIPMENT

        Bank premises and equipment consisted of the following at December 31:

	2001	2000
Land	$549	$466
Bank premises	3,245	3,234
Furniture and equipment	2,923	2,730

Total cost	6,717	6,430
Less accumulated depreciation	4,255	3,989

	2,462	2,441
Construction in progress	377	56

Net book value	$2,839	$2,497

        The Bank is in the process of remodeling the main office. Total estimated cost to complete the renovation of the main bank are $511,000 at December 31, 2001.

NOTE 6—DEPOSITS

        At December 31, 2001, the scheduled maturities of certificates of deposit were as follows:

2002	$62,165
2003	20,954
2004	7,274
2005	2,556
2006 and thereafter	1,632

$94,581

NOTE 7—BORROWINGS

        Borrowings at December 31, 2001 consisted of a Federal Home Loan Bank advance and a note payable. The Federal Home Loan Bank advance at December 31, 2001 consists of a $4,000,000 open line of credit with the Federal Home Loan Bank of Chicago, maturing on February 2, 2002. The line of credit is secured by a blanket lien on the Company's portfolio of one-to-four family mortgages. The interest rate for advances is at a variable market rate (4.4% at December 31, 2001).

        The note payable consists of a $500,000 unsecured line of credit with American National Bank, maturing on November 8, 2002. The outstanding balance under the line of credit was $200,000 at December 31, 2001. Interest is payable quarterly at the American National Bank's prime rate or LIBOR plus 175 basis points (3.63% at December 31, 2001).

NOTE 8—SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

        Securities sold under agreements to repurchase are financing arrangements. Physical control is maintained for all securities sold under repurchase agreements. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2001	2000
Average balance during the year	$27,062	$19,111
Average interest rate at year end	2.31%	6.10%
Average interest rate during the year	4.16%	6.06%
Maximum month-end balance during the year	$33,203	$26,772

        The following is a schedule of securities sold under repurchase agreements and related securities as of December 31, 2001. The schedule presents the amortized cost and fair value of each type of security sold under agreements to repurchase by selected maturity dates:

	Overnight		130 Days		31 - 90 Days		Over 90 Days		Total
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. treasuries and agencies	$6,500	$6,430	$2,269	$2,285	$7,565	$7,719	$153	$155	$16,487	$16,589
Corporate bonds	1,123	1,115	—	—	—	—	—	—	1,123	1,115
States and political subdivisions	1,475	1,518	1,002	974	1,768	1,715	1,836	1,830	6,081	6,037

	$9,098	$9,063	$3,271	$3,259	$9,333	$9,434	$1,989	$1,985	$23,691	$23,741

Repurchase agreements	$17,437		$3,150		$8,495		$1,767		$30,849

NOTE 9—PENSION PLAN

        The following tables set forth the pension plan's funded status and amounts actuarially determined for the years indicated:

	2001	2000	1999
Change in benefit obligation
Beginning benefit obligation	$2,230	$2,649	$4,087
Service cost	—	—	169
Interest cost	151	180	281
Curtailment impact	—	—	(738)
Actuarial loss (gain)	(37)	(30)	896
Benefits paid	(205)	(569)	(2,046)

Ending benefit obligation	$2,139	$2,230	$2,649

Change in plan assets
Beginning fair value	$1,367	$1,840	$3,550
Actual return	(61)	(12)	91
Employer contribution	115	108	245
Benefits paid	(205)	(569)	(2,046)

Ending fair value	$1,216	$1,367	$1,840

Funded status	$(923)	$(863)	$(809)
Unrecognized net actuarial gain	—	—	—
Unrecognized transition cost	—	—	—

Accrued benefit cost	$(923)	$(863)	$(809)

	2001	2000	1999
Assumptions used
Discount rate	7.0%	7.0%	7.0%
Expected return on plan assets	7.0	7.0	7.0
Rate of compensation increase	—	—	4.5
Components of net periodic benefit cost
Service cost	$—	$—	$169
Interest cost	151	180	281
Curtailment and settlement loss	—	—	599
Return on plan assets	(61)	12	(91)
Amortization	(152)	(103)	(75)

Net expense (income)	$(62)	$89	$883

        During 1999, lump-sum distributions totaling $1,898,000 were paid out to participants accepting early retirement benefits, resulting in a settlement loss of $408,000. In addition, in November 1999, the Company approved freezing the pension plan effective in January 2000, resulting in a curtailment loss of $191,000. Settlement and curtailment losses are included in pension cost above.

NOTE 10—INCOME TAXES

        The components of the provision for income taxes for the years ended December 31 are as follows:

	2001	2000	1999
Currently payable tax
Federal	$495	$411	$467
State	(12)	—	(32)
Deferred tax (benefit) expense	(23)	(154)	14

	$460	$257	$449

        The balance sheets include the following amounts of deferred tax assets and liabilities at December 31:

	2001	2000
Deferred tax assets
Unrealized loss on securities available-for-sale	$—	$113
Bad debt deduction	228	228
Pension plan	347	302
Deferred compensation	104	76
Deferred loan fees	10	13
AMT carryforward	90	139
Other	105	79

	884	950
Deferred tax liabilities
Unrealized gain on securities available-for-sale	(90)	—
Depreciation	(90)	(75)
Mortgage servicing rights	(52)	(58)
Federal Home Loan Bank stock dividends	(32)	(16)
Other	(4)	(5)

	(268)	(154)

Net deferred tax asset	$616	$796

        No valuation allowance was required on deferred tax assets.

        The difference between the financial statement provision and the amounts computed by applying the federal income tax rate of 34% to income before income taxes is reconciled as follows:

	2001	2000	1999
Federal income tax expense at statutory rate	$875	$799	$885
Increase (decrease) in taxes resulting from Tax-exempt interest	(452)	(576)	(642)
Nondeductible interest expense	59	84	79
State income taxes and other items, net	(22)	(50)	127

	$460	$257	$449

NOTE 11—DERIVATIVES

        The Company uses derivatives to fix future cash flows for interest payments on some of its floating rate certificates of deposit. In this regard, the Company has entered into an interest rate swap with the Federal Home Loan Bank of Chicago to fix the interest rate on a specific certificate of deposit product. At December 31, 2001, the Company had $585,000 of certificates of deposit, which mature in 2006, in which it pays the Federal Home Loan Bank a weighted average interest rate of 4.31% and will receive an interest rate from the Federal Home Loan Bank based on the appreciation of the S&P 500 Index. This interest received from the Federal Home Loan Bank will be paid to the customer. The assets and liabilities in this transaction are being netted and the expense recorded in interest expense on deposits.

        In addition to the above, the Company also purchased $3,000,000 of certificates of deposit which are included in the certificates of deposit caption on the consolidated balance sheet. These investments mature throughout 2006. The investments that individually do not exceed $100,000 are secured by the FDIC. Investments that do individually exceed $100,000 are guaranteed by a standby letter of credit issued by the Federal Home Loan Bank of Pittsburgh with an interest rate of 0%. The initial investment is not at risk, but the return on the investment is based on a calculation of the appreciation in the S&P 500 Index. The fair value of this embedded derivative is recorded in other assets and the fair value adjustment is included in interest income. At December 31, 2001, the fair value was estimated to be $72,000.

NOTE 12—COMMITMENTS, OFF-BALANCE-SHEET RISK, AND CONTINGENCIES

        There are various contingent liabilities that are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on financial condition or results of operations.

        At year-end 2001 and 2000, reserves of $1,256,000 and $1,677,000 were required as deposits with the Federal Reserve or as cash on hand. These reserves do not earn interest.

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

        A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk at year end follows:

	2001	2000
Commitments to extend credit	$99	$1,364
Unused lines of credit	11,971	9,328
Standby letter of credit	342	44

        At December 31, 2001, all of the commitments to extend credit were at variable rates of interest.

NOTE 13—FAIR VALUES OF FINANCIAL INSTRUMENTS

        The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amount is considered to estimate fair value for cash and due from banks, demand, NOW, money market and savings deposits, federal funds purchased, securities sold under repurchase agreements, accrued interest receivable and payable, and variable rate loans or deposits. Securities fair values are based on quoted market prices or, if no quotes are available, on the rate and term of the security and on information about the issuer. The fair value of loans held for sale and derivatives are based on quoted market prices. For fixed rate loans or deposits, the fair value is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The fair value of off-balance-sheet items is based on the fees or cost that would currently be charged to enter into or terminate such agreements and is not material.

        The carrying values and estimated fair values of the Company's financial instruments as of December 31, 2001 and 2000 are as follows:

	2001		2000
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash and due from banks	$7,933	$7,933	$6,971	$6,971
Certificates of deposit	3,100	3,100	—	—
Securities available-for-sale	104,319	104,319	92,445	92,445
Loans held for sale	1,475	1,475	693	693
Loans, net	106,924	107,974	115,811	114,538
Due from broker	477	477	—	—
Certificate of deposit derivative	72	72	—	—
Accrued interest receivable	2,325	2,325	2,627	2,627
Financial liabilities
Deposits with no stated maturities	(70,686)	(70,686)	(72,493)	(72,493)
Time deposits and securities sold under agreements to repurchase	(125,430)	(127,227)	(125,598)	(125,600)
Federal funds purchased	(5,050)	(5,050)	—	—
Borrowings	(4,200)	(4,236)	—	—
Accrued interest payable	(1,483)	(1,483)	(1,748)	(1,748)

NOTE 14—REGULATORY AND CAPITAL MATTERS

        Bancshares may pay dividends without restriction under the current Federal Reserve regulations so long as it remains "adequately capitalized" after such payment. The Bank is subject to statutory dividend restrictions which provide, in general, that the Bank may pay the current year's earnings and the prior two years' retained earnings without the prior approval of the Office of the Comptroller of Currency (OCC). The Bank requested and obtained approval of the OCC to pay a special dividend of $5,000,000 to Bancshares in 2000, which facilitated the tender offer and redemption discussed below. The Bank also requested and received prior approval to pay up to $2,250,000 in other dividends during 2000. Because of the extraordinary $5,000,000 dividend paid in 2000, the Bank received prior approval from the OCC to pay dividends in 2001 and an approval will be required to pay dividends in 2002.

        The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

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

        The Company's only activity is ownership of the Bank, and, therefore, its capital, capital ratios, and minimum required levels of capital are materially the same as the Bank's. At year end, actual capital levels and minimum required levels for the Bank were:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2001
Total capital (to risk-weighted assets)	$23,848	18.6%	$10,245	8.0%	$12,807	10.0%
Tier I capital (to risk-weighted assets)	22,739	17.6	5,155	4.0	7,733	6.0
Tier I capital (to average assets)	22,739	10.1	9,010	4.0	11,263	5.0
December 31, 2000
Total capital (to risk-weighted assets)	$23,910	18.8%	$10,152	8.0%	$12,691	10.0%
Tier I capital (to risk-weighted assets)	22,609	17.8	5,076	4.0	7,614	6.0
Tier I capital (to average assets)	22,609	10.0	9,000	4.0	11,250	5.0

        At December 31, 2001, the Company and the Bank were categorized as well capitalized and management is not aware of any conditions or events since the most recent notification that would change the Company's or Bank's category.

NOTE 15—OTHER COMPREHENSIVE INCOME (LOSS)

        Other comprehensive income components and related taxes for the years ended are as follows:

	2001	2000	1999
Unrealized holding gains (losses) on securities available-for-sale	$1,136	$2,276	$(4,827)
Reclassification adjustments for (gains) losses recognized in income	(539)	(11)	9

Net unrealized gains (losses)	597	2,265	(4,818)
Tax effect	(203)	(770)	1,638

Other comprehensive income (loss)	$394	$1,495	$(3,180)

NOTE 16—PARENT COMPANY FINANCIAL STATEMENTS

        The following are the condensed balance sheets and statements of income and cash flows for First Ottawa Bancshares, Inc. without subsidiary.

        Condensed balance sheets as of December 31 are as follows:

	2001	2000
ASSETS
Cash and due from banks	$6	$9
Investment in subsidiary	23,074	22,543
Dividends receivable	1,325	1,325
Other assets	32	31

Total assets	$24,437	$23,908

LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilities	$5	$—
Loan payable	200	—
Dividends payable	1,325	1,325
Shareholders' equity	22,907	22,583

Total liabilities and shareholders' equity	$24,437	$23,908

        Condensed statements of income for the years ended December 31 are as follows:

	2001	2000	1999
Dividends from Bank	$1,987	$7,075	$2,250
Other expenses	11	79	—
Income tax benefit	—	(30)	—
Equity in (overdistributed) undistributed Bank income	137	(4,934)	(96)
Net income	$2,113	$2,092	$2,154

        Condensed statements of cash flows for the years ended December 31 are as follows:

	2001	2000	1999
Cash flows from operating activities
Net income	$2,113	$2,092	$2,154
Adjustments to reconcile net income to net cash from operating activities
Change in other assets and liabilities	4	145	—
Equity in overdistributed (undistributed) Bank income	(137)	4,934	96
Net cash from operating activities	1,980	7,171	2,250
Cash flows from financing activities
Loan proceeds	200	—	—
Purchase of treasury stock	(196)	(5,000)	—
Dividends paid	(1,987)	(2,162)	(2,250)

Net cash from financing activities	(1,983)	(7,162)	(2,250)

Net change in cash and cash equivalents	(3)	9	—
Beginning cash and cash equivalents	9	—	—

Ending cash and cash equivalents	$6	$9	$—

NOTE 17—QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Earnings Per Share
2001
First quarter	$3,845	$1,776	$478	$0.72
Second quarter	3,785	1,807	445	0.67
Third quarter	3,713	1,783	522	0.79
Fourth quarter(a)	3,578	1,782	668	1.01
2000
First quarter	$4,013	$1,964	$543	$0.80
Second quarter	3,995	1,909	544	0.82
Third quarter	3,988	1,787	481	0.73
Fourth quarter	3,999	1,810	524	0.79

(a)
Net income and earnings per share in the fourth quarter of 2001 were affected by the gains on sales of securities.

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
SHAREHOLDER INFORMATION

ANNUAL MEETING

        The Annual Meeting of Shareholders will be held at 3 p.m., local time on May 15, 2002 at the corporate headquarters located at 701 LaSalle Street, Ottawa, Illinois 61350.

PRICE RANGE OF COMMON STOCK

        As of February 28, 2002, there were approximately 540 shareholders of record and 658,356 outstanding shares of common stock.

        The Company repurchased 3,925 shares of its common stock at a price of $50 per share during the fourth quarter of 2001 pursuant to a tender offer.

        The Company's common stock is not traded on any national or regional securities exchange and there is no established public trading market for it. Transactions in the Company's common stock have been infrequent. To the knowledge of the Company's management, since January 1, 2000, an aggregate of approximately 80,241 shares of the Company's common stock was transferred in approximately 49 separate transactions, excluding the 3,925 shares purchased by the Company at $50 per share on December 28, 2001. These transfers represent both transfers for consideration (i.e., sales) and transfers for no consideration (e.g., gifts, estate transfers, etc.). The Company's management is unable to differentiate such transfers and has limited knowledge of the sale prices for transfers involving consideration. The last price known to the Company's management was a sale of 100 shares on January 24, 2002 at $51 per share.

        The following table sets forth dividends paid per share on the Company's common stock on the dates indicated:

Date	Dividends
January 1, 2000	$2.00
July 1, 2000	1.00
January 1, 2001	2.00
July 1, 2001	1.00
January 1, 2002	2.00

ANNUAL REPORT

        A copy of First Ottawa Bancshares, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission may be obtained without charge by contacting Cheryl Gage, Corporate Secretary, First Ottawa Bancshares, Inc., 701-705 LaSalle Street, Ottawa, Illinois 61350.

QuickLinks

SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Analysis of Changes in Interest Income and Expense ($000s)
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
REPORT OF INDEPENDENT AUDITORS
FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS December 31, 2001 and 2000 (In thousands, except share and per share data)
FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF INCOME Years ended December 31, 2001, 2000, and 1999 (In thousands, except share and per share data)
FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY Years ended December 31, 2001, 2000, and 1999 (In thousands, except per share data)
FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2001, 2000, and 1999 (In thousands, except per share data)
FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001, 2000, and 1999 (Table dollars in thousands, except per share data)
FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY SHAREHOLDER INFORMATION