Form 10-K, Exhibit 13
period 2002-12-31
FIRST OTTAWA BANCSHARES INC
filed 2003-03-28
CIK 1099668

EXHIBIT 13.1

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial and other data of First Ottawa Bancshares, Inc. and its wholly owned subsidiary, the First National Bank of Ottawa (“the Bank”) and the Bank’s wholly owned subsidiary, First Ottawa Financial Corporation, together referred to as “the Company.” This information should be read in conjunction with the Consolidated Financial Statements and notes thereto included herein.  All dollar amounts are in thousands, except per share information.

	Year ended December 31,
	2002	2001	2000	1999	1998
Statement of Income Data:
Total interest income	$13,092	$14,921	$15,995	$16,492	$17,055
Total interest expense	5,733	7,773	8,525	8,265	8,651
Net interest income	7,359	7,148	7,470	8,227	8,404
Provision for loan losses	120	300	360	384	460
Noninterest income	2,444	2,457	1,749	1,496	1,905
Noninterest expenses	6,718	6,732	6,510	6,736	6,347
Income before income taxes	2,965	2,573	2,349	2,603	3,502
Provision for income taxes	678	460	257	449	543

Net income	$2,287	$2,113	$2,092	$2,154	$2,959

Per Share Data:
Net income	$3.47	$3.19	$3.14	$2.87	$3.95
Cash dividends declared	3.00	3.00	3.00	3.00	3.00
Book value at end of year(1)	34.97	34.53	34.62	37.11	37.24

Selected Financial Ratios:
Return on average assets(1)	.99%	.94%	.91%	.90%	1.24%
Return on average equity(1)	9.73	9.18	8.89	7.58	10.64
Dividend payout ratio	86.46	94.04	94.96	104.46	76.04
Average equity to average assets(1)	10.20	10.29	10.25	11.87	11.66
Net interest margin (tax equivalent)	3.77	3.74	3.87	4.11	4.09
Allowance for loan losses to total loans at the end of period	1.06	1.01	.94	.82	.87
Nonperforming loans to total loans at the end of period(2)	1.83	1.15	2.26	1.52	1.21
Net loans charged off to average total loans	.06	.25	.25	.29	.19

Balance Sheet Data:
Total assets	$240,662	$232,565	$225,007	$240,490	$249,674
Total earning assets	223,324	216,927	210,058	219,427	236,187
Average assets(3)	232,335	224,653	226,787	239,524	240,612
Gross loans, including loans held for sale	111,454	109,508	117,612	129,444	119,364
Allowance for loan losses	1,167	1,109	1,108	1,059	1,029
Total deposits	193,767	165,267	173,453	183,889	194,629
Federal funds purchased and securities sold under agreements to repurchase	16,322	35,899	24,638	26,265	21,496
Shareholders’ equity	25,183	22,907	22,583	25,983	29,259

(1)     Excludes unrealized gain (loss) on securities available-for-sale.

(2)   Includes total nonaccrual loans, impaired loans, and all other loans 90 days past due and still accruing interest.

(3)   Average for the year ended.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended as a review of significant factors affecting the financial condition and results of operations of the Company for the periods indicated.  The discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto and the Selected Consolidated Financial Data presented herein.  In addition to historical information, the following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties.  The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors discussed elsewhere in this report.

Overview

The Company’s principal business is conducted by the Bank and consists of a full range of community-based financial services, including commercial and retail banking.  The profitability of the Company’s operations depends primarily on its net interest income, provision for loan losses, other income, and other expenses.  Net interest income is the difference between the income the Company receives on its loan and securities portfolios and its cost of funds, which consists of interest paid on deposits and borrowings.  The provision for loan losses reflects the cost of credit risk in the Company’s loan portfolio.  Other income consists of service charges on deposit accounts, trust and farm management fee income, securities gains (losses), gains (losses) on sales of loans, and other income.  Other expenses include salaries and employee benefits, as well as occupancy and equipment expenses and other noninterest expenses.

Net interest income is dependent on the amounts and yields of interest-earning assets as compared to the amounts of and rates on interest-bearing liabilities.  Net interest income is sensitive to changes in market rates of interest and the Company’s asset/liability management procedures in coping with such changes.  The provision for loan losses is dependent upon management’s assessment of the collectibility of the loan portfolio under current economic conditions.

Consolidated Financial Condition

Total assets at December 31, 2002 were $240.7 million compared to $232.6 million at December 31, 2001, an increase of $8.1 million, or 3.48%.  The increase in total assets was a result of a $9.9 million increase in certificates of deposit held for investment purposes and a $1.6 million increase in loans receivable. Commercial and agricultural loans increased $4.6 million during 2002 due to an effort by management to increase the size of the commercial loan portfolio. Home equity lines of credit, a variable rate product, also increased $2.3 million due to favorable rate environment. These increases were partially offset by the decrease in installment loans of $4.6 million due to a general decline in indirect lending volume and more stringent underwriting guidelines on consumer loans.  Real estate loans also decreased $0.6 million due to the current rate environment and the increase in refinancing and conventional loan sales during 2002. Loans held for sale increased $336,000 as customers refinanced loans in reaction to the current rate environment. Premises and equipment increased by $1.8 million due to capital expenditures on existing buildings and the purchase of land in Morris and the start of construction on a new branch facility. The Bank anticipates additional 2003 capital expenditures of approximately $1.0 million to complete this branch facility. The increase in loans and certificates of deposits was funded by a decrease in securities and increases in federal funds purchased and other borrowed funds. Total borrowings increased $6.1 million as a result of a $9.6 million increase in federal funds purchased and a $3.5 million decrease in borrowed funds, due to the repayment of Federal Home Loan Bank advances. Repurchase agreements decreased by $29.2 million while NOW accounts increased by $30.7 million due to a change in products offered by the Bank. Total deposits increased $28.5 million due to this reclassification between repurchase agreements and NOW accounts. This increase was partially offset by fluctuations in other deposit types resulting in a net decrease of $2.2 million in all other deposit types.

Total equity was $25.2 million at December 31, 2002 compared to $22.9 million at December 31, 2001.  The increase was primarily the result of an increase in the unrealized gain (loss) on securities available-for-sale, net of tax, of $2.0 million and net income of $2.3 million.  The increase was partially offset by the repurchase of Company common stock for $74,000, the change in minimum pension liability, net of tax, of $217,000, and dividends declared of $2.0 million.

Consolidated Results of Operations

Net income was $2.3 million for the year ended December 31, 2002 compared to $2.1 million for the year ended December 31, 2001.  The return on average assets was .99% in 2002 compared to .94% in 2001.  The return on average equity increased to 9.73% in 2002 from 9.18% in 2001.  This resulted primarily from the increase in net income and the change in average equity due to stock repurchases in 2002 and 2001.

Net income was $2.1 million for the year ended December 31, 2001 compared to $2.1 million for the year ended December 31, 2000.  The return on average assets was .94% in 2001 compared to .91% in 2000.  The return on average equity increased from 8.89% in 2000 to 9.18% in 2001.  This resulted primarily from the change in average equity due to stock repurchases in 2000 and 2001.

2002 Compared to 2001

Net Interest Income.  Net interest income was $7.4 million in 2002 compared to $7.1 million in 2001, an increase of $300,000, or 2.9%.  Interest income on earning assets decreased $1.8 million in 2002 from 2001.  Decreased interest income on loans was attributable to a decrease in average tax-equivalent loan rates which were 7.65% during 2002, compared to 8.34% in 2001. Interest expense on interest-bearing liabilities decreased $2.1 million as a result of a decrease in the average rate paid on liabilities of 125 basis points, from 4.36% in 2001 to 3.11% in 2002 and a decrease in the average balance of time deposits of $5.7 million.  The net interest margin on a tax equivalent basis increased to 3.77% in 2002 from 3.74% in 2001.

Provision for Loan Losses.  The provision for loan losses decreased $180,000 from $300,000 in 2001 to $120,000 in 2002.  The decrease in the provision was largely due to the decrease in net loans charged off,  $62,000 in 2002 compared to $299,000 in 2001. Although loans considered impaired have increased from $1.3 million at December 31, 2001, to $2.0 million one year later, total portfolio delinquencies have decreased to 2.5% of outstanding loans as of December 31, 2002, from 4.2% at December 31, 2001. Additionally, allowance for loan loss specific allocations relating to impaired loans have increased to $396,000 in the current year, compared to $180,000 in the prior year. As of December 31, 2002, the allowance for loan losses totaled $1.2 million, or 1.06% of total loans, compared to $1.1 million, or 1.01% of total loans, at December 31, 2001.  The amounts of the provision and allowance for loan losses are influenced by current economic conditions, actual loss experience, industry trends, and other factors, including real estate values in the Company’s market area and management’s assessment of current collection risks within its loan portfolio.  Along with other financial institutions, management shares a concern for the possible continued weak economy in 2003.  Should the economic climate continue to deteriorate, borrowers may experience difficulty, and the level of non-performing loans, charge-offs, and delinquencies could rise and require increases in the provision.

Noninterest Income.  The Company’s noninterest income totaled $2.4 million in 2002 compared to $2.5 million in 2001.  The decrease was primarily a result of decreases in service charges on deposit accounts and net gains on sales of securities.  Service charges decreased from $819,000 in 2001, to $768,000 in 2002, as a result of increases in charged off overdrafts and decreased service charges on savings accounts.  Gains on the sale of investments also decreased to $102,000 in 2002 from $539,000 in 2001.  In 2001, management was attempting to replace tax-exempt bonds with taxable positions, shorten maturities, improve interest rate risk, and enhance earnings, while in 2002 management had largely implemented this strategy and, as a result, security sales decreased. These decreases were partially offset by changes to other income, which increased from $441,000 in 2001, to $670,000 in 2002, due to a combined $245,000 increase in the cash surrender value of bank owned life insurance along with gains on proceeds from three policies settled in 2002. The $207,000 increase in gains on the sale of mortgage loans in 2002 was primarily a result of the bank retaining servicing rights for loans sold to the secondary market in 2002, which resulted in an increase in servicing assets of $193,000.  This increase in servicing assets as well as the $14,000 increase in gains on loan sales comprised the increase in 2002 income from gains on loan sales.

Noninterest Expense.  The Company’s noninterest expense remained constant at $6.7 million in 2002 and 2001. Slight decreases in data processing expense, supplies, advertising, professional fees, salaries, and employee benefits were offset by increases in occupancy and equipment expense due to increased depreciation of capital expenditures, and increases in other expenses due primarily to expenses associated with a directors deferred compensation plan and a directors retirement plan. Both plans are being funded primarily through the annual increase in cash surrender value of bank owned life insurance policies.

Income Taxes.  The Company’s tax rate varies from statutory rates principally due to interest income from securities, loans and income from cash surrender value of life insurance.  The Company’s effective tax rate was 22.9% and 17.9% for 2002 and 2001.

2001 Compared to 2000

Net Interest Income.  Net interest income was $7.2 million in 2001 compared to $7.5 million in 2000, a decrease of $300,000, or 4.0%.  Interest income on earning assets decreased $1.1 million in 2001 from 2000.  The decrease was primarily due to decreased interest income on loans attributable to a decrease in the average balance of loans of $10 million, while average tax-equivalent loan rates were falling.  During 2001, the Federal Reserve made eleven interest rate cuts that ultimately reduced the Bank’s prime lending rate from 9.50% to 4.75% at the conclusion of the year.  This unprecedented decline in rates put pressure on the Company’s primary driver of earnings, the net interest margin.  Interest expense on interest-bearing liabilities decreased $752,000 as a result of a decrease in the average rate paid on liabilities of 29 basis points, from 4.65% in 2000 to 4.36% in 2001 and a decrease in the average balance of certificates of deposits of $6.6 million. The net interest margin on a tax equivalent basis decreased to 3.74% in 2001 from 3.87% in 2000.  The primary reason for the decrease in the net interest margin was the result of rates on earning assets repricing downward more quickly than the rates on interest-bearing liabilities in addition to an overall decrease in volume of assets and liabilities.

Provision for Loan Losses.  The provision for loan losses decreased $60,000 from $360,000 in 2000 to $300,000 in 2001.  The decrease in the provision was largely due to the decrease in the size of the loan portfolio in 2001 compared to 2000.  As of December 31, 2001, the allowance for loan losses totaled $1.1 million, or 1.01% of total loans, compared to $1.1 million, or .94% of total loans, at December 31, 2000.  The amounts of the provision and allowance for loan losses are influenced by current economic conditions, actual loss experience, industry trends, and other factors, including real estate values in the Company’s market area and management’s assessment of current collection risks within its loan portfolio. Management had a concern that the possible continued softening of the economy in 2001 could lead to borrowers experiencing difficulty, and that the level of non-performing loans, charge-offs, and delinquencies could rise and require increases in the provision.

Noninterest Income.  The Company’s noninterest income totaled $2.5 million in 2001 compared to $1.7 million in 2000.  The increase was primarily a result of increases in service charges on deposit accounts and net gains on sales of securities and loans.  Service charges increased as a result of changes in the fee structure related to overdrafts.  The $164,000 increase in gains on the sale of mortgage loans in 2001 was primarily due to customers refinancing loans as rates decreased during the year.  Gains on the sale of investments also increased to $539,000 in 2001 from $11,000 in 2000 due to the sales of bonds to replace tax-exempt bonds with taxable positions, shorten maturities, improve interest rate risk, and enhance current earnings.

Noninterest Expense.  The Company’s noninterest expense increased to $6.7 million in 2001 from $6.5 million in 2000.  The increase was primarily due to increases in salaries and employee benefits and professional fees.  Salaries and employee benefits increased $157,000 due to general pay increases, the hiring of new loan personnel, and increases in employee insurance costs in 2001.  Professional fees increased due to negotiations and professional fees associated with the purchase of the property in Morris, Illinois for the purpose of branch expansion.  These increases were partially offset by decreases in supplies and advertising and promotion expenses.  Supplies and advertising and marketing expenses decreased as a result of cost control efforts initiated by management in late 2000.

Income Taxes.  The Company’s tax rate varies from statutory rates principally due to interest income from tax-exempt securities and loans.  The Company’s effective tax rate was 17.9% and 10.9% for 2001 and 2000.

Interest-Earning Assets and Interest-Bearing Liabilities

The following table sets forth the average balances, net interest income and expense, and average yields and rates for the Company’s interest-earning assets and interest-bearing liabilities for the indicated years on a tax-equivalent basis assuming a 34% tax rate.

Analysis of Average Balances, Tax Equivalent Yields and Rates

Years ended December 31, 2002, 2001, and 2000

($000s)

	2002			2001			2000
	Average Balance(4)	Interest	Average Rate	Average Balance(4)	Interest	Average Rate	Average Balance(4)	Interest	Average Rate
ASSETS

Loans(1) (3)	$107,768	$8,244	7.65%	$113,106	$9,438	8.34%	$123,110	$10,482	8.49%
Investment CDs	7,259	253	3.49	1,728	72	4.17	—	—
Securities(2) (5)	99,107	5,325	5.37	94,043	6,063	6.45	91,325	6,328	6.91
Federal funds sold	1,154	20	1.73	2,697	112	4.15	1,391	88	6.31

Interest-earning assets	215,288	13,842	6.43	211,574	15,685	7.41	215,826	16,898	7.81

Non-interest-earning assets(6)	17,047			13,079			10,961

Average assets	$232,335			$224,653			$226,787

LIABILITIES AND SHAREHOLDERS’ EQUITY

NOW and money market	$42,056	$583	1.39	$33,607	$624	1.86	$38,056	$936	2.45
Savings	18,388	312	1.70	16,654	326	1.96	17,928	368	2.04
Time deposits	90,909	4,194	4.61	96,615	5,513	5.71	103,171	5,784	5.59
Repurchase agreements	25,567	475	1.86	27,062	1,125	4.16	19,111	1,158	6.06
Federal funds purchased	3,902	68	1.74	1,589	58	3.65	4,495	279	6.18
Borrowings	3,808	101	2.65	2,685	127	4.73	—	—
Interest-bearing liabilities	184,630	5,733	3.11	178,212	7,773	4.36	182,761	8,525	4.65

Net interest income		$8,109			$7,912			$8,373

Net yield on interest-earning assets			3.77			3.74			3.87
Interest-bearing liabilities to earning assets ratio			85.76			84.23			84.68

Non-interest-bearing liabilities	22,959				22,749			22,278

Shareholders’ equity	24,746				23,692			21,748
Average liabilities and shareholders’ equity	$232,335				$224,653			$226,787

(1)          Interest income on loans includes loan origination and other fees of $456 for 2002, $285 for 2001, and $176 for 2000.

(2)          Loan and securities income is reflected on a fully tax-equivalent basis utilizing a 34% rate for municipal securities and tax-exempt loans

(3)          Non-accrual loans are included in average loans.

(4)          Average balances are derived from the average daily balances.

(5)          Rate information is calculated based upon average amortized cost.

(6)          Average balance information includes an average valuation allowance for  securities of  $1,867,  $1,023, and $(2,706), respectively.

The components of the changes in net interest income are shown below.  Changes in net interest income are allocated between amounts attributed to changes in rate and changes in volume for the various categories of interest-earning assets and interest-bearing liabilities.

Analysis of Changes in Interest Income and Expense

($000s)

	2002 - 2001 Increase (Decrease)			2001 - 2000 Increase (Decrease)
	Total Change	Change Due to Volume	Change Due to Rate	Total Change	Change Due to Volume	Change Due to Rate
INTEREST INCOME

Loans	$(1,194)	$(408)	$(786)	$(1,044)	$(835)	$(209)
Investment CDs	181	193	(12)	72	72	—
Securities	(738)	272	(1,010)	(265)	175	(440)
Federal funds sold	(92)	(27)	(65)	24	54	(30)

Total interest income	(1,843)	30	(1,873)	(1,213)	(534)	(679)

INTEREST EXPENSE

NOW and money market	(41)	117	(158)	(312)	(83)	(229)
Savings	(14)	29	(43)	(42)	(25)	(17)
Time deposits	(1,319)	(263)	(1,056)	(271)	(374)	103
Repurchase agreements	(650)	(28)	(622)	(33)	330	(363)
Borrowings	(26)	30	(56)	127	127	—
Federal funds purchased	10	40	(30)	(221)	(106)	(115)

Total interest expense	(2,040)	(75)	(1,965)	(752)	(131)	(621)

Net interest earnings	$197	$105	$92	$(461)	$(403)	$(58)

Volume/rate variances are allocated to the volume variance and the rate variance on an absolute basis.

Tax-exempt income is reflected on a fully tax-equivalent basis utilizing a 34% rate for municipal securities and tax-exempt loans.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s overall interest rate sensitivity is demonstrated by net interest income analysis and “Gap” analysis.  Net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates.  This analysis assesses the risk of change in net interest income in the event of sudden and sustained 1.0% increases and decreases in market interest rates.  The tables below present the Company’s projected changes in net interest income for the various rate shock levels for the three months ended December 31, 2002 and 2001.

	2002 Net Interest Income
	Amount	Change	Change
	(Dollars in Thousands)

+100 bp	$2,560	$(73)	(2.8%)
Base	2,633	—	—
–100 bp	2,561	(72)	(2.7%)

	2001 Net Interest Income
	Amount	Change	Change
	(Dollars in Thousands)

+100 bp	$1,676	$(254)	(13.2%)
Base	1,930	—	—
–100 bp	2,153	223	11.6%

As shown above, at December 31, 2002, the effect of an immediate 100 basis point increase in interest rates would decrease the Company’s net interest income by 2.8% or approximately $73,000.  The effect of an immediate 100 basis point decrease in rates would decrease the Company’s net interest income by 2.7%, or approximately $72,000, as federal funds overnight rates were under 2.0% as of December 31, 2002, market interest rates decreasing an additional 200 basis points is not achievable.

Interest rate sensitivity reflects modest exposure in an increasing rate environment at the end of 2001.  Overall net interest income sensitivity has decreased in 2002 compared to 2001.

Liquidity and Capital Resources

The Company’s primary sources of funds are deposits, repurchase agreements, and proceeds from principal and interest payments on loans and securities.  While maturities and scheduled amortization of loans and securities and calls of securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition.  The Company generally manages the pricing of its deposits to be competitive and to increase core deposit relationships.

Liquidity management is both a daily and long-term responsibility of management.  The Company adjusts its investments in liquid assets based upon management’s assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-earning deposits and securities, and (iv) the objectives of its asset/liability management program.  Excess liquid assets are invested generally in interest-earning overnight deposits and short- and intermediate-term U.S. government and agency obligations.

The Company’s cash flows are comprised of three primary classifications:  cash flows from operating activities, investing activities, and financing activities.  Cash flows provided by operating activities were $1.9 million, $2.4 million, and $3.1 million for the years ended December 31, 2002, 2001, and 2000.  Net cash from investing activities consisted primarily of principal collections on loans and proceeds from maturation and sales of securities offset by disbursements for loan originations and the purchase of securities.  Net cash from financing activities consisted primarily of changes in net deposits, short-term borrowings, and Federal Home Loan Bank advances partially offset by dividends paid and the purchase of Company stock.

The Company’s most liquid assets are cash and short-term investments.  The levels of these assets are dependent on the Company’s operating, financing, lending, and investing activities during any given year.  At December 31, 2002, cash and short-term investments totaled $16.6 million.  The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans.  The Company may also utilize the sale of securities available-for-sale, federal funds lines of credit from correspondent banks, and borrowings from the Federal Home Loan Bank of Chicago and  Bank One.

The following table discloses contractual obligations and commercial commitments of the Company as of December 31, 2002:

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years

Federal funds purchased	$14,700	$14,700	$—	$—	$—
Securities sold under agreements to repurchase	1,622	1,622	—	—	—
Note payable	652	652	—	—	—

	$16,974	$16,974	$—	$—	$—

	Total Amounts Committed	Less Than 1 Year	1 – 3 Years	4 – 5 Years	Over 5 Years

Lines of credit(1)	$12,590	$5,005	$296	$1,242	$6,047
Standby letters of credit(1)	361	361	—	—	—

	$12,951	$5,366	$296	$1,242	$6,047

(1)  Represents amounts committed to customers.

During 2002 and 2001, the Company repurchased 1,400 and 3,925 shares of common stock for $74,000 and $196,000.

Capital provides the foundation for future growth.  Regulatory agencies have developed minimum guidelines by which the adequacy of a financial institution’s capital may be evaluated.  All of the Company’s ratios exceed the levels required under regulatory guidelines as shown in Note 15 of the Consolidated Financial Statements.

Facilities

The Company has purchased real estate in Morris, Illinois and is in the process of establishing a full service branch facility in that community.  Construction of the facility began in late 2002 and total estimated costs to complete the branch are $1,007,000 at December 31, 2002.  In addition, a remodeling project of the main banking facility was completed in the third quarter of 2002.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.  The primary impact of inflation on the operations of the Company is reflected in increased operating costs.  Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature.  As a result, interest rates generally have a more significant impact on a financial institution’s performance than does inflation.  Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Recent Regulatory Developments

On July 30, 2002, President Bush signed the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). This legislation impacts corporate governance of public companies, affecting their officers and directors, their audit committees, their relationships with their accountants and the audit function itself. Certain provisions of the Act became effective on July 30, 2002. Others will become effective as the SEC adopts appropriate rules.

The Sarbanes-Oxley Act implements a broad range of corporate governance and accounting measures for public companies designed to promote honesty and transparency in corporate America and better protect investors from corporate wrongdoing. The Sarbanes-Oxley Act’s principal legislation includes:

•                  the creation of an independent accounting oversight board to oversee the audit of public companies and auditors who perform such audits;

•                  auditor independence provisions which restrict non-audit services that independent accountants may provide to their audit clients;

•                  additional corporate governance and responsibility measures, including

(i)                             requiring the chief executive officer and chief financial officer to certify financial statements;

(ii)                          prohibiting trading of securities by officers and directors during periods in which certain employee benefit plans are prohibited from trading;

(iii)                       requiring a company’s chief executive officer and chief financial officer to forfeit salary and bonuses, including profits on the sale of company securities, in certain situations; and

(iv)                      protecting whistleblowers and informants;

•                  expansion of the power of the audit committee, including the requirements that the audit committee

(i)          have direct control of the engagement of the outside auditor,

(ii)         be able to hire and fire the auditor, and

(iii)        approve all non-audit services;

•                  expanded disclosure requirements, including accelerated reporting of stock transactions by insiders and the prohibition of most loans to directors and executive officers of non-financial institutions;

•                  mandatory disclosure by analysts of potential conflicts of interest;

and

•                  a range of enhanced penalties for fraud and other violations.

Senior management, the audit committee, and the board of directors have taken steps necessary to implement policies and procedures to comply with applicable requirements of the Sarbanes-Oxley Act.

Safe Harbor Statement

This document (including information incorporated by reference) contains, and future oral and written statements of the Company and its management may contain, forward-looking statements, within the meaning of such terms in the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company.  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” or “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statements in light of new information or future events.

The Company’s ability to predict results of the actual effect of future plans or strategies is inherently uncertain.  Factors which could have a material adverse effect on the operations and future prospects of the Company and its subsidiaries include, but are not limited to, the following:

•                  The strength of the United States economy in general and the strength of the local economies in which the Company conducts it operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company’s assets

•                  The economic impact of past and any future terrorist attacks, acts of war or threats thereof and the response of the United States to any such threats and attacks.

•                  The effects of, and changes in, federal, state, and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters.

•                  The effects of changes in interest rates (including the effects of changes in the rate of prepayments of the Company’s assets) and the policies of the Board of Governors of the Federal Reserve System.

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

•                  Consumer spending and savings habits which may change in a manner that affects the Company’s business adversely.

•                  Business combinations and the integration of acquired businesses which may be more difficult or expensive that expected.

•                  The costs, effects and outcomes of existing or future litigation.

•                  Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

•                  The ability of the Company to manage the risks associated with the foregoing as well as anticipated.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including other factors that could materially affect the Company’s financial results, is included in the Company’s filings with the Securities and Exchange Commission.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders

First Ottawa Bancshares, Inc.

Ottawa, Illinois

We have audited the accompanying consolidated balance sheets of First Ottawa Bancshares, Inc. and Subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Ottawa Bancshares, Inc. and Subsidiary as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Oak Brook, Illinois
January 17, 2003

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

(In thousands, except share and per share data)

	2002	2001
ASSETS
Cash and due from banks	$8,606	$7,933
Certificates of deposit	12,985	3,100
Securities available-for-sale	98,885	104,319
Loans held for sale	1,811	1,475
Loans, less allowance for loan losses of $1,167 and $1,109	108,476	106,924
Premises and equipment, net	4,555	2,839
Due from broker	—	477
Interest receivable and other assets	5,344	5,498

Total assets	$240,662	$232,565

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Deposits
Demand – non-interest-bearing	$19,475	$21,437
NOW accounts	54,537	23,835
Money market accounts	9,186	8,554
Savings	19,513	16,860
Time, $100,000 and over	23,813	20,479
Other time	67,243	74,102
Total deposits	193,767	165,267

Federal funds purchased	14,700	5,050
Securities sold under agreements to repurchase	1,622	30,849
Borrowings	652	4,200
Interest payable and other liabilities	4,738	4,292
Total liabilities	215,479	209,658

Shareholders’ equity
Preferred stock - $1 par value, 20,000 shares Authorized; none issued	—	—
Common stock - $1 par value, 1,000,000 shares authorized and 750,000 issued	750	750
Additional paid-in capital	4,000	4,000
Retained earnings	23,491	23,178
Treasury stock, at cost; 93,044 shares in 2002; 91,644 shares in 2001	(5,270)	(5,196)
Accumulated other comprehensive income	2,212	175
Total shareholders’ equity	25,183	22,907

Total liabilities and shareholders’ equity	$240,662	$232,565

See accompanying notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2002, 2001, and 2000

(In thousands, except share and per share data)

	2002	2001	2000
Interest income
Loans (including fee income)	$7,976	$9,416	$10,461
Securities
Taxable	3,933	3,880	3,793
Exempt from federal income tax	910	1,441	1,653
Federal funds sold	20	112	88
Certificates of deposit	253	72	—
Total interest income	13,092	14,921	15,995

Interest expense
NOW account deposits	435	387	562
Money market deposit accounts	148	237	374
Savings deposits	312	326	368
Time deposits	4,194	5,513	5,784
Repurchase agreements	475	1,125	1,158
Federal funds purchased	68	58	279
Borrowings	101	127	—
Total interest expense	5,733	7,773	8,525

Net interest income	7,359	7,148	7,470

Provision for loan losses	120	300	360

Net interest income after provision for loan losses	7,239	6,848	7,110

Noninterest income
Service charges on deposit accounts	768	819	746
Trust and farm management fee income	459	420	417
Other income	670	441	501
Gain on sale of loans	445	238	74
Securities gains net	102	539	11
Total noninterest income	2,444	2,457	1,749

Noninterest expenses
Salaries and employee benefits	3,954	3,893	3,736
Occupancy and equipment expense	867	822	813
Data processing expense	433	510	513
Supplies	117	119	142
Advertising and promotions	67	112	141
Professional fees	343	354	308
Other expenses	937	922	857
Total noninterest expenses	6,718	6,732	6,510

Income before income taxes	2,965	2,573	2,349

Provision for income taxes	678	460	257

Net income	$2,287	$2,113	$2,092

Earnings per share	$3.47	$3.19	$3.14

Average shares outstanding	658,267	662,249	667,092

See accompanying notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2002, 2001, and 2000

(In thousands, except share and per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Share- holders’ Equity

Balance at January 1, 2000	$750	$4,000	$22,947	$—	$(1,714)	$25,983

Net income	—	—	2,092	—	—	2,092

Unrealized net gain on securities available-for-sale, net of reclassification and tax effects	—	—	—	—	1,495	1,495

Comprehensive income						3,587

Cash dividends declared ($3.00 per share)	—	—	(1,987)	—	—	(1,987)

Purchase of 87,719 treasury shares	—	—	—	(5,000)	—	(5,000)

Balance at December 31, 2000	750	4,000	23,052	(5,000)	(219)	22,583

Net income	—	—	2,113	—	—	2,113

Unrealized net gain on securities available-for-sale, net of reclassi-fication and tax effects	—	—	—	—	394	394

Comprehensive income						2,507

Cash dividends declared ($3.00 per share)	—	—	(1,987)	—	—	(1,987)

Purchase of 3,925 treasury shares	—	—	—	(196)	—	(196)

Balance at December 31, 2001	750	4,000	23,178	(5,196)	175	22,907

Net income	—	—	2,287	—	—	2,287

Unrealized net gain on securities available-for-sale, net of reclassi-fication and tax effects	—	—	—	—	2,254	2,254

Change in minimum pension liability, net of tax	—	—	—	—	(217)	(217)

Comprehensive income						4,324

Cash dividends declared ($3.00 per share)	—	—	(1,974)	—	—	(1,974)

Purchase of 1,400 treasury shares	—	—	—	(74)	—	(74)

Balance at December 31, 2002	$750	$4,000	$23,491	$(5,270)	$2,212	$25,183

See accompanying notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2002, 2001, and 2000

(In thousands, except per share data)

	2002	2001	2000
Cash flows from operating activities
Net income	$2,287	$2,113	$2,092
Adjustments to reconcile net income to net cash from operating activities
Change in deferred loan fees	37	—	(6)
Provision for loan losses	120	300	360
Depreciation and amortization	331	283	290
Premium amortization on securities, net	128	35	35
Net real estate loans originated for sale	109	(544)	1,119
Net (gains) on loan sales	(445)	(238)	(74)
Federal Home Loan Bank stock dividends	(42)	(40)	—
Net (gains) on sales of securities available-for-sale	(102)	(539)	(11)
Change in interest receivable and other assets	474	1,087	(807)
Change in interest payable and other liabilities	(929)	(41)	156
Net cash from operating activities	1,968	2,416	3,154

Cash flows from investing activities

Proceeds from sales of securities available-for-sale	7,831	19,612	2,452
Proceeds from maturities of securities	18,280	46,297	4,662
Purchases of securities available-for-sale	(16,769)	(77,119)	(7,335)
Purchases of investment certificates of deposit	(9,885)	(3,100)	—
Net change in loans receivable	(2,040)	8,372	10,296
Premises and equipment expenditures, net	(2,030)	(608)	(276)
Net cash from investing activities	(4,613)	(6,546)	9,799

Cash flows from financing activities

Change in deposits	28,500	(8,186)	(10,436)
Change in federal funds purchased	9,650	5,050	(7,600)
Change in securities sold under agreements to repurchase	(29,227)	6,211	5,973
Proceeds from borrowings	452	4,200	—
Repayment of borrowings	(4,000)	—	—
Purchase of treasury stock	(74)	(196)	(5,000)
Dividends paid	(1,983)	(1,987)	(2,162)
Net cash from financing activities	3,318	5,092	(19,225)

Change in cash and due from banks	673	962	(6,272)

Cash and due from banks at beginning of year	7,933	6,971	13,243

Cash and due from banks at end of year	$8,606	$7,933	$6,971

Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$6,217	$8,038	$8,371
Income taxes, net of refunds	563	350	393

Noncash investing activities
Transfers made from loans to other real estate owned	331	215	186
Due from broker	(477)	477	—

See accompanying notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

(Table dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:  The consolidated financial statements include First Ottawa Bancshares, Inc. and its wholly owned subsidiary, First National Bank of Ottawa (the Bank) and the Bank’s wholly owned subsidiary, First Ottawa Financial Corporation, together referred to as the Company. Intercompany transactions and balances are eliminated in consolidation.

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

Allowance for Loan Losses:  The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries.  Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

Loan impairment is reported when full payment under the loan terms is not expected.  Impairment is evaluated in total for smaller-balance loans of similar nature, such as residential mortgage and consumer loans, and on an individual loan basis for other loans.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the loan’s observable market price or the fair value of collateral if the loan is collateral dependent.  Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when the internal grading system indicates a doubtful classification.

Premises and Equipment:  Asset cost is reported net of accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 7 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 5 to 15 years. These assets are reviewed for impairment when events indicate that the carrying amount may not be recoverable.  Maintenance and repairs are charged to expense and improvements are capitalized.

Mortgage Servicing Rights:  Servicing rights are recognized as assets for the allocated value of servicing rights retained on loans sold and are classified with interest receivable and other assets in the consolidated balance sheets.  Servicing rights are expensed in proportion to and over the period of estimated net servicing revenues.  Impairment is evaluated based on the fair value of the rights using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics.  Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions.  Any impairment of a grouping is reported as a valuation allowance.  There was no such valuation allowance recorded at year-end 2002 and 2001, and mortgage servicing rights were not material at either date.

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

Employee Benefits:  A defined benefit pension plan covers substantially all employees, with benefits based on years of service and compensation prior to retirement. On November 10, 1999, all pension plan benefits were frozen with the intent of considering alternative methods of providing retirement benefits to employees.  Pension expense is the net of interest cost, return on plan assets, and amortization of gains and losses not immediately recognized.  Contributions to the plan are based on the maximum amount deductible for income tax purposes.

A 401(k) profit sharing plan covers eligible employees with more than one year of service (one thousand working hours) and who are at least 21 years of age.  The plan allows employee contributions.  The Company may make a discretionary matching contribution equal to a percentage of salary deferral.  The matching percentage is limited to 6% of compensation.  The Company made contributions of $85,000 in 2002, $90,000 in 2001, and $87,000 in 2000.

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

Earnings Per Share:  Basic earnings per share is calculated based on the weighted average common shares outstanding during the year.  The Company had no dilutive securities during 2002, 2001, or 2000.

Comprehensive Income:  Comprehensive income includes both net income and other comprehensive income (loss).  Other comprehensive income (loss) includes the change in unrealized gains and losses on securities available-for-sale, net of deferred income taxes.

New Accounting Pronouncements:  The Financial Accounting Standards Board issued SFAS No. 142, Goodwill and Other Intangible Assets, in July 2001.  The statement, which was adopted by the Company effective January 1, 2002, no longer allows for the amortization of goodwill and requires that the carrying value of goodwill be written down when it is deemed to be impaired.  The adoption of this standard did not have any effect on the Company’s financial statements, as the Company does not have any goodwill.

Newly Issued But Not Yet Effective Accounting Standards:  New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002.  Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company’s financial condition or results of operations.

Reclassifications:  Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2 - SECURITIES

Securities available-for-sale as of December 31, 2002 were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses

U.S. treasuries	$3,584	$81	$—
U.S. government agencies	65,014	2,641	—
States and political subdivisions	16,962	777	—
Mortgage-backed securities and collateralized mortgage obligations	7,682	233	(21)
Corporate bonds	2,415	80	(3)
Equity securities	3,228	3	(111)

	$98,885	$3,815	$(135)

Securities available-for-sale as of December 31, 2001 were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses

U.S. treasuries	$1,580	$70	$—
U.S. government agencies	74,568	545	(891)
States and political subdivisions	18,614	505	(153)
Mortgage-backed securities and collateralized mortgage obligations	5,030	203	—
Corporate bonds	2,614	18	(13)
Equity securities	1,913	26	(45)

	$104,319	$1,367	$(1,102)

As of December 31, 2002 and 2001, the Company had approximately $7,730,000 and $7,042,000 invested in bonds issued by municipalities located within LaSalle County, Illinois.

Securities with an approximate carrying value of $79,270,000 and $58,826,000 were pledged at December 31, 2002 and 2001 to secure trust and public deposits, repurchase agreements, and for other purposes as required or permitted by law.

Securities  with an amortized cost of $26,898,000 and a carrying value of $27,494,000 at year-end 2002 were callable at the issuers’ option.

Contractual maturities of securities available-for-sale at year-end 2002 were as follows.  Securities not due at a single maturity date, primarily mortgage-backed and equity securities, are shown separately.

Fair Value

Due in one year or less	$3,968
Due after one year through five years	76,488
Due after five years through ten years	3,505
Due after ten years	4,014
Mortgage-backed securities and collateralized mortgage obligations	7,682
Equity securities	3,228

$98,885

Information fo the years indicated regarding sales of securities available-for-sale follows:

	2002	2001	2000

Proceeds	$7,831	$19,612	$2,452
Gross gains	104	540	14
Gross losses	(2)	(1)	(3)

NOTE 3 - LOANS

Major classifications of loans as of December 31, 2002 and 2001 are summarized as follows:

	2002	2001

Real estate	$46,699	$47,322
Commercial and agricultural	33,950	29,361
Installment, net of unearned income	19,951	24,595
Home equity lines of credit	9,120	6,795
	109,720	108,073
Deferred loan fees	(77)	(40)
Allowance for loan losses	(1,167)	(1,109)

	$108,476	$106,924

Certain executive officers, directors, and their related interests are loan customers of the Company.  A summary of such loans made by the Company in the ordinary course of business is as follows:

Balance at December 31, 2001	$2,021
New loans	982
Repayments	(1,258)

Balance at December 31, 2002	$1,745

Tax-exempt commercial and agricultural loans totaled approximately $528,000 and $712,000 at December 31, 2002 and 2001.  The interest on these loans, which is included in loan income and is exempt from federal income tax, totaled approximately $32,000, $43,000, and $40,000 for the years ended December 31, 2002, 2001, and 2000.

Information regarding impaired loans at December 31, 2002 and 2001 is as follows:

	2002	2001

Impaired loans with related allowance for loan losses	$1,447	$635
Impaired loans with no related allowance for loan losses	591	689

Total impaired loans	$2,038	$1,324

Allowance for loan losses allocated to impaired loans	$396	$180

	2002	2001	2000

Average of impaired loans during the year	$1,636	$1,243	$1,295
Interest income recognized during impairment	155	95	221
Cash-basis interest income recognized	112	81	125

Nonperforming loans were as follows at December 31:

	2002	2001

Loans past due over 90 days still on accrual	$757	$860
Nonaccrual loans	364	387

Nonperforming loans and impaired loans are defined differently.  Some loans may be included in both categories, whereas other loans may only be included in one category.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2002	2001	2000

Balance at beginning of year	$1,109	$1,108	$1,059
Recoveries on loans previously charged off	171	101	204
Loans charged off	(233)	(400)	(515)
Provision for loan losses	120	300	360

Balance at end of year	$1,167	$1,109	$1,108

NOTE 5 - LOAN SALES AND SERVICING

The following summarizes the secondary mortgage market activities:

	Year Ended December 31,
	2002	2001	2000

Proceeds from sale of mortgage loans	$15,841	$17,643	$1,741

Gain on sale of mortgage loans	$445	$238	$74

The Company sells mortgage loans with servicing retained to the Federal Home Loan Mortgage Corporation (FHLMC) and the Illinois Housing Development Authority (IHDA).  Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balances of these loans are summarized as follows:

	December 31,
	2002	2001

FHLMC	$21,293	$13,068
IHDA	1,170	1,272

	$22,463	$14,340

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $7,000, and $7,000,  at December 31, 2002, and 2001, respectively.

Following is an analysis of the changes in originated mortgage servicing rights:

	Year Ended December 31,
	2002	2001	2000

Balance at beginning of year	$135	$151	$147
Originated mortgage servicing rights	193	—	4
Amortization	(27)	(16)	—

	$301	$135	$151

NOTE 6 - PREMISES AND EQUIPMENT

Bank premises and equipment consisted of the following at December 31:

	2002	2001

Land	$1,340	$549
Bank premises	4,408	3,245
Furniture and equipment	3,103	2,923
Total cost	8,851	6,717
Less accumulated depreciation	4,568	4,255
	4,283	2,462
Construction in progress	272	377

Net book value	$4,555	$2,839

The Bank is in the process of building a branch office in Morris, Illinois.  Additional estimated costs to complete the branch are $1,007,000 at December 31, 2002.

NOTE 7 - DEPOSITS

At December 31, 2002, the scheduled maturities of certificates of deposit were as follows:

2003	$58,085
2004	18,212
2005	3,165
2006	2,600
2007	8,994

$91,056

NOTE 8 - BORROWINGS

The Company has a note payable that consists of a $1,000,000 unsecured line of credit with Bank One, NA, maturing on May 15, 2003.  The outstanding balance under the line of credit was $652,000 and $500,000 at December 31, 2002 and 2001.  Interest is payable quarterly at Bank One’s prime rate or LIBOR plus 175 basis points (3.54% and 3.63% at December 31, 2002 and 2001).

NOTE 9 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are financing arrangements.  Physical control is maintained for all securities sold under repurchase agreements.  Information concerning securities sold under agreements to repurchase is summarized as follows:

	2002	2001

Average balance during the year	$25,567	$27,062
Average interest rate at year end	2.04%	2.31%
Average interest rate during the year	1.86%	4.16%
Maximum month-end balance during the year	$37,594	$33,203

NOTE 10 - PENSION PLAN

The following tables set forth the pension plan’s funded status and amounts actuarially determined for the years indicated:

	2002	2001
Change in benefit obligation
Beginning benefit obligation	$2,139	$2,230
Interest cost	120	151
Actuarial loss (gain)	48	(37)
Benefits paid	(378)	(205)

Ending benefit obligation	$1,929	$2,139

Change in plan assets
Beginning fair value	$1,216	$1,367
Actual return	(105)	(61)
Employer contribution	500	115
Benefits paid	(378)	(205)

Ending fair value	$1,233	$1,216

Funded status	$(696)	$(923)
Unrecognized net actuarial loss	381	—

Accrued benefit cost	$(315)	$(923)

	2002	2001	2000
Assumptions used
Discount rate	6.25%	7.0%	7.0%
Expected return on plan assets	7.0	7.0	7.0

Components of net periodic benefit cost
Interest cost	$120	$151	$180
Return on plan assets	(105)	(61)	(12)
Amortization	20	(152)	(79)

Net expense (income)	$35	$(62)	$89

The Bank has a directors’ retirement plan which provides retirement benefits primarily to former members of the Board of Directors vested under the plan in accordance with the plan document.  During the years ended December 31, 2002, 2001, and 2000 the Bank accrued expenses related to the plan totaling $42,000, $42,000 and $39,000, respectively.

During 2000, the Bank implemented a supplemental executive retirement plan that provides benefits to certain key executive officers in accordance with the plan document.  The Bank has funded this plan through the purchase of $1 million in bank-owned life insurance.  During the years ended December 31, 2002, 2001, and 2000, the Bank accrued expenses related to the plan totaling $149,000, $44,000 and $0, respectively.

NOTE  11 -  STOCK OPTION PLAN

On May 15, 2002, the Company approved the 2002 Stock Incentive Plan.  Under this  plan,  150,000  shares of common stock are available to be granted at fair  market  value.   At December 31, 2002, none of these shares had been granted.

NOTE 12 - INCOME TAXES

The components of the provision for income taxes for the years ended December 31 are as follows:

	2002	2001	2000
Currently payable tax
Federal	$332	$495	$411
State	104	(12)	—
Deferred tax (benefit) expense	242	(23)	(154)

	$678	$460	$257

The balance sheets included the following amounts of deferred tax assets and liabilities at December 31:

	2002	2001
Deferred tax assets
Bad debt deduction	$267	$228
Pension plan	166	347
Deferred compensation	163	104
Deferred loan fees	8	10
AMT carryforward	92	90
Additional minimum pension liability	137	—
Other	34	105
	867	884
Deferred tax liabilities
Unrealized gain on securities available-for-sale	(1,251)	(90)
Depreciation	(202)	(90)
Mortgage servicing rights	—	(52)
Federal Home Loan Bank stock dividends	(51)	(32)
Other	(13)	(4)
	(1,517)	(268)

Net deferred tax asset(liability)	$(650)	$616

No valuation allowance was required on deferred tax assets.

The difference between the financial statement provision and the amounts computed by applying the federal income tax rate of 34% to income before income taxes is reconciled as follows:

	2002	2001	2000

Federal income tax expense at statutory rate	$1,008	$875	$799
Increase (decrease) in taxes resulting from
Tax-exempt interest	(320)	(452)	(576)
Nondeductible interest expense	35	59	84
State income taxes and other items, net	(45)	(22)	(50)

	$678	$460	$257

NOTE 13 - DERIVATIVES

The Company uses derivatives to fix future cash flows for interest payments on some of its floating rate certificates of deposit.  In this regard, the Company has entered into an interest rate swap with the Federal Home Loan Bank of Chicago to fix the interest rate on a specific certificate of deposit product.  At December 31, 2002, the Company had $2,029,000 of certificates of deposit, which mature in 2006 and 2007, in which it pays the Federal Home Loan Bank a weighted average interest rate of 2.93% and will receive an interest rate from the Federal Home Loan Bank based on the appreciation of the S&P 500 Index.  This interest received from the Federal Home Loan Bank will be paid to the customer.  The assets and liabilities in this transaction are being netted and the expense recorded in interest expense on deposits.

In addition to the above, the Company also purchased $4,900,000 of certificates of deposit which are included in the certificates of deposit caption on the consolidated balance sheet.  These investments mature throughout 2006 and 2007.  The investments that individually do not exceed $100,000 are secured by the FDIC.  Investments that do individually exceed $100,000 are guaranteed by a standby letter of credit issued by the Federal Home Loan Bank of Pittsburgh with an interest rate of 0%.  The initial investment is not at risk but the return on the investment is based on a calculation of the appreciation in the S&P 500 Index. The fair value of this embedded derivative is recorded in investment certificates of deposit and the fair value adjustment is included in interest income.  At December 31, 2002, the Bank had allocated $920,000 to this asset and recorded a valuation allowance of $151,000, which is classified with the certificates of deposit caption on the consolidated balance sheet.

NOTE 14 - COMMITMENTS, OFF-BALANCE-SHEET RISK, AND CONTINGENCIES

There are various contingent liabilities that are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business.  In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on financial condition or results of operations.

At year-end 2002 and 2001, reserves of $2,921,000 and $1,256,000 were required as deposits with the Federal Reserve or as cash on hand.  These reserves do not earn interest.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments are expected to expire without being used, the total commitments do not necessarily represent future cash requirements.  Standby letters of credit and financial guarantees written are conditional commitments to guarantee a customer’s performance to a third party.

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk at year end follows:

	2002	2001

Commitments to extend credit	$—	$99
Unused lines of credit	12,590	11,971
Standby letter of credit	361	342

At December 31, 2001, all of the commitments to extend credit were at variable rates of interest.

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

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

The carrying values and estimated fair values of the Company’s financial instruments as of December 31, 2002 and 2001 were as follows:

	2002		2001
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash and due from banks	$8,606	$8,606	$7,933	$7,933
Certificates of deposit and related derivative	12,835	12,835	3,172	3,172
Securities available-for-sale	98,885	98,885	104,319	104,319
Loans held for sale	1,811	1,811	1,475	1,475
Loans, net	108,476	110,296	106,924	107,974
Due from broker	—	—	477	477
Accrued interest receivable	2,135	2,135	2,325	2,325

Financial liabilities
Deposits with no stated maturities	(102,711)	(102,711)	(70,686)	(70,686)
Time deposits and securities sold under agreements to repurchase	(92,678)	(94,896)	(125,430)	(127,227)
Federal funds purchased	(14,700)	(14,700)	(5,050)	(5,050)
Borrowings	(652)	(655)	(4,200)	(4,236)
Accrued interest payable	(999)	(999)	(1,483)	(1,483)

NOTE 16 - REGULATORY AND CAPITAL MATTERS

The Company may pay dividends without restriction under the current Federal Reserve regulations so long as it remains “adequately capitalized” after such payment.  The Bank is subject to statutory dividend restrictions which provide, in general, that the Bank may pay the current year’s earnings and the prior two years’ retained earnings without the prior approval of the Office of the Comptroller of Currency (OCC).  The Bank requested and obtained approval of the OCC to pay a special dividend of $5,000,000 to the Company in 2000.  The Bank also requested and received prior approval to pay up to $2,250,000 in other dividends during 2000.  Because of the extraordinary $5,000,000 dividend paid in 2000, the Bank was required and received prior approval from the OCC to pay dividends in 2001 and 2002.

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

The Company’s only activity is ownership of the Bank, and, therefore, its capital, capital ratios, and minimum required levels of capital are materially the same as the Bank’s.  At year end, actual capital levels and minimum required levels for the Bank were:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2002
Total capital (to risk-weighted assets)	$23,542	17.5%	$10,786	8.0%	$13,482	10.0%
Tier I capital (to risk-weighted assets)	22,375	16.6	5,393	4.0	8,089	6.0
Tier I capital (to average assets)	22,375	9.5	9,473	4.0	11,841	5.0

December 31, 2001
Total capital (to risk-weighted assets)	$23,848	18.6%	$10,245	8.0%	$12,807	10.0%
Tier I capital (to risk-weighted assets)	22,739	17.6	5,155	4.0	7,733	6.0
Tier I capital (to average assets)	22,739	10.1	9,010	4.0	11,263	5.0

At December 31, 2002, the Company and the Bank were categorized as well capitalized and management is not aware of any conditions or events since the most recent notification that would change the Company’s or Bank’s category.

NOTE 17 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes for the years ended are as follows:

	2002	2001	2000
Unrealized holding gains on securities available-for-sale	$3,517	$1,136	$2,276
Change in minimum pension liability	(354)	—	—
Reclassification adjustments for gains recognized in income	(102)	(539)	(11)
Net unrealized gains	3,061	597	2,265
Tax effect	(1,024)	(203)	(770)

Other comprehensive income	$2,037	$394	$1,495

NOTE 18 - PARENT COMPANY FINANCIAL STATEMENTS

The following are the condensed balance sheets and statements of income and cash flows for First Ottawa Bancshares, Inc. without subsidiary.

Condensed balance sheets as of December 31 are as follows:

	2002	2001
ASSETS
Cash and due from banks	$1,325	$6
Investment in subsidiary	25,450	23,074
Dividends receivable	—	1,325
Other assets	376	32

Total assets	$27,151	$24,437

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other liabilities	$—	$5
Loan payable	652	200
Dividends payable	1,316	1,325
Shareholders’ equity	25,183	22,907

Total liabilities and shareholders’ equity	$27,151	$24,437

Condensed statements of income for the years ended December 31 are as follows:

	2002	2001	2000

Dividends from Bank	$2,034	$1,987	$7,075
Other expenses	86	11	79
Income tax benefit	—	—	(30)
Equity in (overdistributed) undistributed Bank income	339	137	(4,934)

Net income	$2,287	$2,113	$2,092

Condensed statements of cash flows for the years ended December 31 are as follows:

	2002	2001	2000
Cash flows from operating activities
Net income	$2,287	$2,113	$2,092
Adjustments to reconcile net income to net cash from operating activities
Change in other assets and liabilities	976	4	145
Equity in overdistributed (undistributed) Bank income	(339)	(137)	4,934
Net cash from operating activities	2,924	1,980	7,171

Cash flows from financing activities
Loan proceeds	452	200	—
Purchase of treasury stock	(74)	(196)	(5,000)
Dividends paid	(1,983)	(1,987)	(2,162)
Net cash from financing activities	(1,605)	(1,983)	(7,162)

Net change in cash and cash equivalents	1,319	(3)	9

Beginning cash and cash equivalents	6	9	—

Ending cash and cash equivalents	$1,325	$6	$9

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Earnings Per Share

2002
First quarter	$3,352	$1,774	$522	$.79
Second quarter	3,358	1,895	483.73
Third quarter(a)	3,323	1,937	661	1.00
Fourth quarter(b)	3,059	1,753	621.95

2001
First quarter	$3,845	$1,776	$478	$0.72
Second quarter	3,785	1,807	445	0.67
Third quarter	3,713	1,783	522	0.79
Fourth quarter(b)	3,578	1,782	668	1.01

(a)         Net income and earnings per share in the third quarter of 2002 were affected by the gains on sales of securities and gains on proceeds from bank owned life insurance policy benefits paid.

(b)        Net income and earnings per share in the fourth quarter of 2002 and 2001 were affected by the gains on sales of securities.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 3 p.m., local time on May 21, 2003 at the corporate headquarters located at 701 LaSalle Street, Ottawa, Illinois 61350.

PRICE RANGE OF COMMON STOCK

As of January 21, 2003, there were approximately 550 shareholders of record and 656,956 outstanding shares of common stock.

The Company repurchased 1,400 shares of its common stock at a price of $52 per share during the fourth quarter of 2002.

The Company’s common stock is not traded on any national or regional securities exchange and there is no established public trading market for it.  Transactions in the Company’s common stock have been infrequent.  To the knowledge of the Company’s management, during 2001, 2002 and the first two months of 2003, an aggregate of approximately 177,643 shares of the Company’s common stock was transferred in approximately 109 separate transactions, excluding the 3,925 shares purchased by the Company in 2001 at $50 per share, and 1,400 shares purchased by the Company in 2002 at $52 per share.  These transfers represented both transfers for consideration (i.e., sales) and transfers for no consideration (e.g., gifts, estate transfers, etc.).  The Company’s management is unable to differentiate such transfers and has limited knowledge of the sale prices for transfers involving consideration.  The last price known to the Company’s management was a sale of 1,000 shares on December 31, 2002 at $52 per share.

The following table sets forth dividends paid per share on the Company’s common stock on the dates indicated:

Date	Dividends
January 1, 2001	$2.00
July 1, 2001	1.00
January 1, 2002	2.00
July 1, 2002	1.00
January 1, 2003	2.00

ANNUAL REPORT

A copy of First Ottawa Bancshares, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission may be obtained without charge by contacting Cheryl Gage, Corporate Secretary, First Ottawa Bancshares, Inc., 701-705 LaSalle Street, Ottawa, Illinois 61350.