Form 10-K, Exhibit 13
period 2003-12-31
FIRST OTTAWA BANCSHARES INC
filed 2004-03-30
CIK 1099668

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial and other data of First Ottawa Bancshares, Inc. and its wholly owned subsidiary, the First National Bank of Ottawa (the “Bank”) and the Bank’s wholly owned subsidiary, First Ottawa Financial Corporation, together referred to as the “Company.” This information should be read in conjunction with the Consolidated Financial Statements and notes thereto included herein.  All dollar amounts are in thousands, except per share information.

	Year ended December 31,
	2003	2002	2001	2000	1999
Statement of Income Data:
Total interest income	$12,651	$13,092	$14,921	$15,995	$16,492
Total interest expense	4,384	5,733	7,773	8,525	8,265
Net interest income	8,267	7,359	7,148	7,470	8,227
Provision for loan losses	120	120	300	360	384
Noninterest income	2,592	2,444	2,457	1,749	1,496
Noninterest expenses	7,413	6,718	6,732	6,510	6,736
Income before income taxes	3,326	2,965	2,573	2,349	2,603
Provision for income taxes	867	678	460	257	449

Net income	$2,459	$2,287	$2,113	$2,092	$2,154

Per Share Data:
Net income – basic and diluted	$3.75	$3.47	$3.19	$3.14	$2.87
Cash dividends declared	3.00	3.00	3.00	3.00	3.00
Book value at end of year (1)	35.54	34.97	34.53	34.62	37.11

Selected Financial Ratios:
Return on average assets (1)	1.00%	.99%	.94%	.91%	.90%
Return on average equity (1)	10.50	9.73	9.18	8.89	7.58
Dividend payout ratio	79.79	86.46	94.04	94.96	104.46
Average equity to average assets (1)	9.56	10.20	10.29	10.25	11.87
Net interest margin (tax equivalent)	3.89	3.77	3.74	3.87	4.11
Allowance for loan losses to total loans at the end of period	.80	1.06	1.01	.94	.82
Nonperforming loans to total loans at the end of period (2)	2.04	1.83	1.15	2.26	1.52
Net loans charged off to average total loans	.21	.06	.25	.25	.29

Balance Sheet Data:
Total assets	$294,490	$240,662	$232,565	$225,007	$240,490
Total earning assets	276,767	223,324	216,927	210,058	219,427
Average assets (3)	247,961	232,335	224,653	226,787	239,524
Gross loans, including loans held for sale	131,948	111,454	109,508	117,612	129,444
Allowance for loan losses	1,049	1,167	1,109	1,108	1,059
Total deposits	264,921	193,767	165,267	173,453	183,889
Federal funds purchased and securities sold under agreements to repurchase	—	16,322	35,899	24,638	26,265
Shareholders’ equity	24,655	25,183	22,907	22,583	25,983

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

Net income was $2.5 million for the year ended December 31, 2003 compared to $2.3 million for the year ended December 31, 2002.  The return on average assets was 1.00% in 2003 compared to .99% in 2002.  The return on average equity increased to 10.50% in 2003 from 9.73% in 2002.  This resulted primarily from the increase in net income and the change in average equity due to stock repurchases in 2003 and 2002.

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

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry.  The Company’s significant accounting policies are described in detail in the notes to the Company’s consolidated financial statements for the year ended December 31, 2003. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company’s financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

Allowance for Credit Losses- The allowance for credit losses provides coverage for probable losses inherent in the Company’s loan portfolio. Management evaluates the adequacy of the allowance for credit losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management’s estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for credit losses relating to impaired loans is based on the loan’s observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan’s effective interest rate.

Regardless of the extent of the Company’s analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer’s financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of these exposures.  The estimates are based upon the Company’s evaluation of imprecision risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Mortgage Servicing Rights- Mortgage servicing rights (“MSRs”) associated with loans originated and sold, where servicing is retained, are capitalized and included in other intangible assets in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans. The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value. For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates. Impairment, if any, is recognized through a valuation allowance and is recorded as amortization of intangible assets.

Derivatives- As a part of the Company’s funding strategy, derivative financial instruments, all of which are interest rate swap arrangements, are used to reduce exposure to changes in interest rates for certain financial instruments.  These derivatives are accounted for by recognizing the fair value of the contracts on the balance sheet.  The valuation of these derivatives is considered critical because carrying assets and liabilities at fair value inherently results in more financial statement volatility.  The fair values and the information used to record valuation adjustments for the interest rate swaps and related deposit products are provided by third parties.

Additionally, the Company has purchased certificate of deposits which contain an equity related embedded derivative component.  The initial investment in the certificate of deposit is not at risk but the return on the investment is based on appreciation in the S&P 500 Index.  Accordingly, the fair value of the embedded derivative is recorded at fair value as an adjustment to the certificate of deposit and interest income.

Stock Compensation- Grants under the Company’s stock incentive plan are accounted for under the provisions of Statement of Accounting Standards (SFAS) No. 123, applying the fair value method and the use of an option pricing model to estimate the value of the options granted. The stock options are granted with an exercise price equal to the market price at the date of grant. Resulting compensation expense, under the stock options is measured and recorded based on the estimated value of the options.

Consolidated Financial Condition

The Bank purchased and assumed substantially all of the deposit liabilities of two branch offices located in Streator, Illinois from First Midwest Bank on November 14, 2003.  Approximately $69.3 million of deposits and the related cash balances were acquired, along with certain other assets of the branches, including real estate, furniture and fixtures and approximately $11.8 million of loans.  The Bank recorded goodwill of $2.4 million and a core deposit intangible of $2.0 million in connection with this transaction. Many of the employees remained with the branches and became employees of the Bank.

As a result of the branch acquisition, total assets at December 31, 2003 were $294.5 million compared to $240.7 million at December 31, 2002, an increase of $53.8 million, or 22.4%.  Cash received in the transaction was used to fund increases in cash and cash equivalents of $2.9 million, federal funds sold of $6.4 million, certificates of deposit held for investment purposes of $205,000, loans of  $20.6 million, investments of $14.5 million, and other assets of $6.2 million. Premises and equipment increased by $3.0 million due to capital expenditures on a new branch facility in Morris, the purchase of land for a new branch in Yorkville, and the acquisition of the Streator branches. Total borrowings decreased $14.9 million as a result of a $14.7 million decrease in federal funds purchased and a $161,000 decrease in borrowed funds, due to the partial repayment of a loan from Bank One. Repurchase agreements decreased by $1.6 million due to a change in products offered by the Bank. Total deposits increased $71.1 million, primarily due to the acquisition of the Streator facilities.

Total equity was $24.7 million at December 31, 2003 compared to $25.2 million at December 31, 2002.  The decrease was primarily the result of a decrease in the unrealized gain on securities available-for-sale, net of tax, of $718,000, dividends declared of $2.0 million and by the repurchase of Company common stock for $315,000. The decrease was partially offset by net income of $2.5 million.

Consolidated Results of Operations

2003 Compared to 2002

Net Interest Income.  Net interest income was $8.3 million in 2003 compared to $7.4 million in 2002, an increase of $900,000, or 12.3%.  Interest income on earning assets decreased $441,000 in 2003 from 2002.  The decrease was primarily due to decreased interest income on investment securities of $638,000, attributable to a decrease in average balances and also average tax-equivalent yields available in the marketplace in 2003. The decrease was partially offset by increases in interest income earned on the loan portfolio of $81,000, and also interest bearing deposits held for investment purposes of $104,000. Increases in income are attributed to growth in average balances in these areas. Interest expense on interest-bearing liabilities decreased $1.3 million as a result of a decrease in the average rate paid on liabilities of 85 basis points, from 3.11% in 2002 to 2.26% in 2003. The net interest margin on a tax equivalent basis increased to 3.89% in 2003 from 3.77% in 2002.  The primary reason for the increase in the net interest margin was the result of rates on interest-bearing liabilities repricing downward and growth in NOW and Money Market products which pay lower interest rates.

Provision for Loan Losses.  The provision for loan losses remained constant at $120,000 in 2003 compared to 2002. As of December 31, 2003, the allowance for loan losses totaled $1.1 million, or .80% of total loans, compared to $1.2 million, or 1.06% of total loans, at December 31, 2002. The reduction in the allowance for loan losses as a percentage of total loans was influenced heavily by the acquisition of  $11.4 million of Streator branch loans in the fourth quarter of 2003.

The amounts of the provision and allowance for loan losses are influenced by current economic conditions, actual loss experience, industry trends and other factors, including real estate values in the Company’s market area and management’s assessment of current collection risks within the loan portfolio. Along with other financial institutions, management shares a concern for the outlook of the economy for 2004. Even though there are indications of emerging strength, it is uncertain if this strength is sustainable. If it is not sustainable, borrowers may experience difficulty, and the level of non-performing loans, charge- offs, and delinquencies could rise and require increases in the provision. The allowance for loan losses represents management’s estimate of probable incurred losses based on information available as of the date of the financial statements.  The allowance for loan losses is based on management’s evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, and economic conditions.

Management has concluded that the allowance for loan losses is adequate at December  31, 2003. However, there can be no assurance that the allowance for loan losses will be adequate to cover all losses.

Noninterest Income.  The Company’s noninterest income increased $148,000, or 6.1% compared to 2002. Noninterest income increased primarily due to increased mortgage refinancing activity in the low rate environment. Gains on loan sales to the secondary market increased $288,000 to $733,000 in 2003 compared to 2002. This increase was partially mitigated by decreases in gains on securities sold of $102, and a decrease in other income from bank owned life insurance of $169,000. Service charges on deposit accounts increased by $98,000, or 12.8%, to $866,000. Trust and farm management fee income increased modestly by $13,000, to $472,000 in 2003 compared to 2002.

The increase in gains on sales of loans was the result of a continued increase in refinancings during the first nine months of 2003.  Due to the rate structure in early 2004 and the large amount of loans that refinanced during 2002 and 2003, current estimates indicate that the gain on sale of loans during 2004 will be significantly less than 2003 or 2002.

Noninterest Expense.  The Company’s non-interest expense was $7.4 million in 2003 and $6.7 million for 2002.  Salaries and benefits, which is the largest component of non-interest expense, increased $168,000, or 4.3%, to $4.1 million.  Increases in occupancy and equipment expense of $76,000, data expense of $67,000, supplies expense of $73,000, advertising expense of $31,000, professional fees of $76,000 and other expenses of $204,000, contributed to the $695,000 increase in non-interest expense for the year. Increased salaries and benefits were primarily a result of additional personnel hired to staff the new Morris facility, which opened in July 2003, and personnel retained in the acquisition of the two branches in Streator in November 2003. The increase in occupancy and equipment expenses was due primarily to increased depreciation on capital expenditures related to the renovation of the main banking facility in Ottawa, the acquisition of the Streator facilities, and the construction of the Morris facility. In addition, the increases in supplies and advertising were primarily attributed to the new facilities in 2003. Increased professional fees were a result of the consulting and legal costs associated with the branch acquisitions. Increased data expenses were a result of a platform conversion which was completed in November 2003.  Increases in other expenses resulted primarily from increased mortgage banking expenses of $85,000, amortization expense related to purchase accounting adjustments made as a result of the acquisition of the Streator branches of $27,000, and other expenses related to index-powered certificates of deposit of $47,000.

Income Taxes.  The Company’s tax rate varied from statutory rates principally due to interest income from tax-exempt securities and loans.  The Company’s effective tax rate was 26.1% and 22.9% for 2003 and 2002.

2002 Compared to 2001

Net Interest Income.  Net interest income was $7.4 million in 2002 compared to $7.1 million in 2001, an increase of $300,000, or 2.9%.  Interest income on earning assets decreased $1.8 million in 2002 from 2001.  Decreased interest income on loans was attributable to a decrease in average tax-equivalent loan rates which were 7.65% during 2002, compared to 8.34% in 2001. Interest expense on interest-bearing liabilities decreased $2.1 million as a result of a decrease in the average rate paid on liabilities of 125 basis points, from 4.36% in 2001 to 3.11% in 2002 and a decrease in the average balance of time deposits of $5.7 million.  The net interest margin on a tax equivalent basis increased slightly to 3.77% in 2002 from 3.74% in 2001.

Provision for Loan Losses.  The provision for loan losses decreased $180,000 from $300,000 in 2001 to $120,000 in 2002.  The decrease in the provision was largely due to the decrease in net loans charged off,  $62,000 in 2002 compared to $299,000 in 2001. Although loans considered impaired increased from $1.3 million at December 31, 2001, to $2.0 million one year later, total portfolio delinquencies decreased to 2.5% of outstanding loans as of December 31, 2002, from 4.2% at December 31, 2001. Additionally, allowance for loan loss specific allocations relating to impaired loans increased to $396,000 in 2002, compared to $180,000 in the prior year. As of December 31, 2002, the allowance for loan losses totaled $1.2 million, or 1.06% of total loans, compared to $1.1 million, or 1.01% of total loans, at December 31, 2001.  The amounts of the provision and allowance for loan losses are influenced by current economic conditions, actual loss experience, industry trends, and other factors, including real estate values in the Company’s market area and management’s assessment of current collection risks within its loan portfolio.

Noninterest Income.  The Company’s noninterest income totaled $2.4 million in 2002 compared to $2.5 million in 2001.  The decrease was primarily a result of decreases in service charges on deposit accounts and net gains on sales of securities.  Service charges decreased from $819,000 in 2001, to $768,000 in 2002, as a result of increases in charged off overdrafts and decreased service charges on savings accounts.  Gains on the sale of investments also decreased to $102,000 in 2002 from $539,000 in 2001.  In 2001, management attempted to replace tax-exempt bonds with taxable positions, shorten maturities, improve interest rate risk, and enhance earnings, while in 2002 management had largely implemented this strategy and, as a result, security sales decreased. These decreases were partially offset by changes to other income, which increased from $441,000 in 2001, to $670,000 in 2002, due to a combined $245,000 increase in the cash surrender value of bank owned life insurance along with gains on proceeds from three policies settled in 2002. The $207,000 increase in gains on the sale of mortgage loans in 2002 was primarily a result of the bank retaining servicing rights for loans sold to the secondary market in 2002, which resulted in an increase in servicing assets of $193,000.  This increase in servicing assets as well as the $14,000 increase in gains on loan sales comprised the increase in 2002 income from gains on loan sales.

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

Analysis of Changes in Interest Income and Expense

($000s)

	2003 - 2002 Increase (Decrease)			2002 - 2001 Increase (Decrease)
	Total Change	Change Due to Volume	Change Due to Rate	Total Change	Change Due to Volume	Change Due to Rate
INTEREST INCOME

Loans	$(155)	$518	$(673)	$(1,194)	$(408)	$(786)
Investment CDs	104	128	(24)	181	193	(12)
Securities	(729)	(253)	(476)	(738)	272	(1,010)
Federal funds sold	12	21	(9)	(92)	(27)	(65)
Total interest income	(768)	415	(1,183)	(1,843)	30	(1,873)

INTEREST EXPENSE

NOW and money market	125	279	(154)	(41)	117	(158)
Savings	(105)	27	(132)	(14)	29	(43)
Time deposits	(902)	43	(945)	(1,319)	(263)	(1,056)
Repurchase agreements	(465)	(528)	63	(650)	(28)	(622)
Borrowings	(101)	(101)	—	(26)	30	(56)
Federal funds purchased	90	100	(10)	10	40	(30)
Total interest expense	(1,358)	(180)	(1,178)	(2,040)	(75)	(1,965)

Net interest earnings	$590	$594	$(4)	$197	$105	$92

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

Analysis of Average Balances, Tax Equivalent Yields and Rates

Years ended December 31, 2003, 2002, and 2001

($000s)

	2003			2002			2001
	Average Balance (4)	Interest	Average Rate	Average Balance (4)	Interest	Average Rate	Average Balance (4)	Interest	Average Rate
ASSETS
Loans (1) (3)	$115,140	$8,089	7.03%	$107,768	$8,244	7.65%	$113,106	$9,438	8.34%
Investment CDs	11,341	357	3.15	7,259	253	3.49	1,728	72	4.17
Securities (2) (5)	93,944	4,596	4.89	99,107	5,325	5.37	94,043	6,063	6.45
Federal funds sold	3,308	32.97		1,154	20	1.73	2,697	112	4.15

Interest-earning assets	223,733	13,074	5.84	215,288	13,842	6.43	211,574	15,685	7.41

Non-interest-earning assets (6)	24,228			17,047			13,079

Average assets	$247,961			$232,335			$224,653

LIABILITIES AND SHAREHOLDERS’ EQUITY

NOW and money market	$69,435	$708	1.02	$42,056	$583	1.39	$33,607	$624	1.86
Savings	21,158	207.98		18,388	312	1.70	16,654	326	1.96
Time deposits	92,110	3,292	3.57	90,909	4,194	4.61	96,615	5,513	5.71
Repurchase agreements	475	10	2.11	25,567	475	1.86	27,062	1,125	4.16
Federal funds purchased	10,713	158	1.47	3,902	68	1.74	1,589	58	3.65
Borrowings	—	—	—	3,808	101	2.65	2,685	127	4.73
Interest-bearing liabilities	193,891	4,375	2.26	184,630	5,733	3.11	178,212	7,773	4.36

Net interest income (2)		8,699			8,109			7,912
Net yield on interest- earning assets			3.89			3.77			3.74
Interest-bearing liabilities to earning assets ratio			86.66			85.76			84.23

Non-interest-bearing liabilities	28,644			22,959			22,749

Shareholders’ equity	25,426			24,746			23,692
Average liabilities and shareholders’ equity	$247,961			$232,335			$224,653

Tax equivalent adjustment		432			750			764
Net interest income as reported in the consolidated statements of income		$8,267			$7,359			$7,148

(1)          Interest income on loans includes loan origination and other fees of $275 for 2003, $456 for 2002, and $285 for 2001.

(2)          Loan and securities income is reflected on a fully tax-equivalent basis utilizing a 34% rate for municipal securities and tax-exempt loans

(3)          Non-accrual loans are included in average loans.

(4)          Average balances are derived from the average daily balances.

(5)          Rate information is calculated based upon average amortized cost.

(6)          Average balance information includes an average valuation allowance for securities of $3,375, $1,867, and $1,023, respectively.

Impact of Accounting Changes

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS 150 establishes standards for classification and measurement in the statement of financial position of certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability.  The FASB’s Staff Position 150-3 deferred indefinitely the guidance in SFAS No. 150 on certain mandatorily redeemable noncontrolling interests.  The Company has determined that it has no such instruments covered by SFAS No. 150 and Staff Bulletin 150-3.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  This statement clarifies reporting of contracts as either derivatives or hybrid instruments.  The Company has determined that all derivatives or hybrid instruments covered under this statement have been properly reported under SFAS No. 149.

In January 2003, the FASB issued FASB Interpretation No. 46 Consolidation of Variable Interest Entities.  FIN 46 provides guidance with respect to variable interest entities and when the assets, liabilities, noncontrolling interest, and results of operations of a variable interest entity need to be included in a company’s consolidated financial statements. A variable interest entity exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics are the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, and the right to receive the expected residual returns of the entity if they occur.

In December 2003 the FASB deferred certain effective dates for Interpretation No. 46.  For all variable interest entities other than special purpose entities, the revised Interpretation is effective for periods ending after March 15, 2004.  For variable interest entities meeting the definition of special purpose entities under earlier accounting rules, the Interpretation remains effective for periods ending after December 31, 2003.    The Company has determined that it has no such instruments covered by Interpretation No. 46.

In November 2002, FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others was issued. FIN 45 requires the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The most significant FIN 45 instruments of the Company are standby letters of credit.  The Company has determined that its standby letters of credit obligations under FIN 45 are not material for disclosure.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company uses overall risk sensitivity to monitor and manage exposure to sudden changes in interest rates.  The Company’s overall interest rate sensitivity is demonstrated by a net interest income analysis.  Net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates.  This analysis assesses the risk of change in net interest income in the event of sudden and sustained 1.0% increases and decreases in market interest rates.  The tables below present the Company’s projected changes in net interest income for the various rate shock levels for the periods ended December 31, 2003 and 2002.

	2003 Net Interest Income
	Amount	Change	Change
	(Dollars in Thousands)

+100 bp	$(3,210)	$(64)	(2.0)%
Base	3,146	—	—
–100 bp	3,121	(25)	(0.8)%

	2002 Net Interest Income
	Amount	Change	Change
	(Dollars in Thousands)

+100 bp	$2,560	$(73)	(2.8)%
Base	2,633	—	—
–100 bp	2,561	(72)	(2.7)%

As shown above, at December 31, 2003, the effect of an immediate 100 basis point increase in interest rates would decrease the Company’s net interest income by 2.0% or approximately $64,000.  The effect of an immediate 100 basis point decrease in rates would decrease the Company’s net interest income by 0.8%, or approximately $25,000, as federal funds overnight rates were under 2.0% as of December 31, 2003, market interest rates decreasing an additional 200 basis points is not achievable.  The Company’s Board of Directors has set a risk tolerance limit of 10% of estimated net interest income for the succeeding 12 months based on an immediate 200 basis point change in market prices.

Interest rate sensitivity reflected modest exposure in an increasing rate environment at the end of 2003.  Overall net interest income sensitivity decreased in 2003 compared to 2002.

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

The Company’s cash flows are comprised of three primary classifications:  cash flows from operating activities, investing activities, and financing activities.  Cash flows provided by operating activities were $1.9 million, $2.0 million, and $2.4 million for the years ended December 31, 2003, 2002, and 2001.  Net cash from investing activities consisted primarily of principal collections on loans and proceeds from maturation and sales of securities offset by disbursements for loan originations and the purchase of securities.  In 2003, cash flows from investing activities were also affected by the $51.2 million in cash received in connection with the branch acquisition.  Net cash from financing activities consisted primarily of changes in net deposits and short-term borrowings partially offset by dividends paid and the purchase of Company stock.

The Company’s most liquid assets are cash and short-term investments.  The levels of these assets are dependent on the Company’s operating, financing, lending, and investing activities during any given year.  At December 31, 2003, cash and short-term investments totaled $17.9 million.  The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans.  The Company may also utilize the sale of securities available-for-sale, federal funds lines of credit from correspondent banks, and borrowings from the Federal Home Loan Bank of Chicago and Bank One.

The following table discloses contractual obligations and commercial commitments of the Company as of December 31, 2003:

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years

Note payable	$490	$490	—	—	—
Data processing contract payable	1,091	193	$387	$511
Lines of credit(1)	15,801	10,527	2,860	1,260	$1,154
Standby letters of credit(1)	136	136	—	—	—
	$16,427	$11,153	$2,860	$1,260	$1,154

(1)  Represents amounts committed to customers.

During 2003 and 2002, the Company repurchased 5,329 and 1,400 shares of common stock for $315,000 and $74,000.

Capital provides the foundation for future growth.  Regulatory agencies have developed minimum guidelines by which the adequacy of a financial institution’s capital may be evaluated.  At December 31, 2003, all of the Company’s ratios exceeded the levels required under regulatory guidelines as shown in Note 15 of the Consolidated Financial Statements.

Facilities

The Company has purchased real estate in Yorkville, Illinois and is in the process of establishing a full service branch facility in that community.  Construction of the facility is to begin in late 2004 and the branch is expected to open in early 2005.  The total estimated costs to complete the branch are $700,000 at December 31, 2003.

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

INDEPENDENT ACCOUNTANTS’ REPORT

Board of Directors and Shareholders

First Ottawa Bancshares, Inc.

Ottawa, Illinois

We have audited the accompanying consolidated balance sheet of First Ottawa Bancshares, Inc. as of December 31, 2003 and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.  The consolidated financial statements of the Company as of December 31, 2002 and for each of the two years in the period ended December 31, 2002 were audited by other accountants whose report dated January 17, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Ottawa Bancshares, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Indianapolis, Indiana

January 23, 2004

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders

First Ottawa Bancshares, Inc.

Ottawa, Illinois

We have audited the accompanying balance sheet of First Ottawa Bancshares, Inc. as of December 31, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Ottawa Bancshares, Inc. at December 31, 2002 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Oak Brook, Illinois

January 17, 2003

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

(In thousands, except share and per share data)

	2003	2002
ASSETS
Cash and due from banks	$11,477	$8,606
Federal funds sold	6,400	—
Cash and cash equivalents	17,877	8,606
Certificates of deposit	13,190	12,985
Securities available for sale	113,433	98,885
Loans held for sale	1,644	1,811
Loans, less allowance for loan losses of $1,049 and $1,167	129,255	108,476
Premises and equipment, net	7,537	4,555
Interest receivable and other assets	11,554	5,344

Total assets	$294,490	$240,662

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Deposits	$264,921	$193,767
Federal funds purchased	—	14,700
Securities sold under agreements to repurchase	—	1,622
Other borrowings	490	652
Interest payable and other liabilities	4,424	4,738
Total liabilities	269,835	215,479

Shareholders’ equity
Preferred stock - $1 par value, 20,000 shares Authorized; none issued	—	—
Common stock - $1 par value, 1,000,000 shares authorized and 750,000 issued	750	750
Additional paid-in capital	4,008	4,000
Retained earnings	23,988	23,491
Treasury stock, at cost - 98,373 and 93,044 shares	(5,585)	(5,270)
Accumulated other comprehensive income	1,494	2,212
Total shareholders’ equity	24,655	25,183

Total liabilities and shareholders’ equity	$294,490	$240,662

See accompanying notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2003, 2002, and 2001

(In thousands, except share and per share data)

	2003	2002	2001
Interest income
Loans	$8,057	$7,976	$9,416
Securities
Taxable	3,457	3,933	3,880
Exempt from federal income tax	748	910	1,441
Federal funds sold	32	20	112
Interest-bearing deposits	357	253	72
Total interest income	12,651	13,092	14,921

Interest expense
Deposits	4,207	5,089	6,463
Repurchase agreements	10	475	1,125
Federal funds purchased	158	68	58
Other borrowings	9	101	127
Total interest expense	4,384	5,733	7,773

Net interest income	8,267	7,359	7,148

Provision for loan losses	120	120	300

Net interest income after provision for loan losses	8,147	7,239	6,848

Noninterest income
Service charges on deposit accounts	866	768	819
Trust and farm management fee income	472	459	420
Gain on sale of loans	733	445	238
Securities gains net	—	102	539
Other income	521	670	441
Total noninterest income	2,592	2,444	2,457

Noninterest expenses
Salaries and employee benefits	4,122	3,954	3,893
Occupancy and equipment expense	943	867	822
Data processing expense	500	433	510
Supplies	190	117	119
Professional fees	419	343	354
Other expenses	1,239	1,004	1,034
Total noninterest expenses	7,413	6,718	6,732

Income before income taxes	3,326	2,965	2,573

Provision for income taxes	867	678	460

Net income	$2,459	$2,287	$2,113

Earnings per share	$3.75	$3.47	$3.19

Average shares outstanding	655,243	658,267	662,249

See accompanying notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2003, 2002, and 2001

(In thousands, except share and per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Share- holders’ Equity

Balance at January 1, 2001	$750	$4,000	$23,052	$(5,000)	$(219)	$22,583

Net income	—	—	2,113	—	—	2,113

Unrealized net gain on securities available-for-sale, net of reclassi- fication and tax effects	—	—	—	—	394	394

Comprehensive income						2,507

Cash dividends ($3.00 per share)	—	—	(1,987)	—	—	(1,987)

Purchase of 3,925 treasury shares	—	—	—	(196)	—	(196)

Balance at December 31, 2001	750	4,000	23,178	(5,196)	175	22,907

Net income	—	—	2,287	—	—	2,287

Unrealized net gain on securities available-for-sale, net of reclassi- fication and tax effects	—	—	—	—	2,254	2,254
Change in minimum pension liability, net of tax	—	—	—	—	(217)	(217)

Comprehensive income						4,324

Cash dividends ($3.00 per share)	—	—	(1,974)	—	—	(1,974)

Purchase of 1,400 treasury shares	—	—	—	(74)	—	(74)

Balance at December 31, 2002	750	4,000	23,491	(5,270)	2,212	25,183

Net income	—	—	2,459	—	—	2,459

Unrealized net loss on securities available-for-sale, net of reclassi- fication and tax effects	—	—	—	—	(718)	(718)

Comprehensive income	—	—	—	—	—	1,741

Cash dividends ($3.00 per share)	—	—	(1,962)	—	—	(1,962)

Options vested	—	8	—	—	—	8

Purchase of 5,329 treasury shares	—	—	—	(315)	—	(315)

Balance at December 31, 2003	$750	$4,008	$23,988	$(5,585)	$1,494	$24,655

See accompanying notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2003, 2002, and 2001

(In thousands, except per share data)

	2003	2002	2001
Cash flows from operating activities
Net income	$2,459	$2,287	$2,113
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	120	120	300
Depreciation and amortization	335	331	283
Premium amortization on securities, net	189	128	35
Net real estate loans originated for sale	900	109	(544)
Net gains on loan sales	(733)	(445)	(238)
Net gains on sales of securities	—	(102)	(539)
Change in interest receivable and other assets	(1,465)	474	1,087
Change in interest payable and other liabilities	70	(929)	(41)
Net cash from operating activities	1,875	1,973	2,456

Cash flows from investing activities

Proceeds from sales of securities available-for-sale	—	7,831	19,612
Proceeds from maturities and calls of securities	27,879	18,280	46,297
Purchases of securities and available-for-sale	(43,703)	(16,811)	(77,159)
Purchases of certificates of deposit	(8,090)	(9,885)	(3,100)
Proceeds from maturities of certificates of deposit	7,885	—	—
Net change in loans receivable	(9,295)	(2,003)	8,372
Premises and equipment expenditures, net	(2,537)	(2,030)	(608)
Cash received in branch acquisition	52,163	—	—
Net cash from investing activities	24,302	(4,618)	(6,586)

Cash flows from financing activities

Change in deposits	1,866	28,500	(8,186)
Change in federal funds purchased	(14,700)	9,650	5,050
Change in securities sold under agreements to repurchase	(1,622)	(29,227)	6,211
Proceeds from borrowings	—	452	4,200
Repayment of borrowings	(162)	(4,000)	—
Purchase of treasury stock	(315)	(74)	(196)
Dividends paid	(1,973)	(1,983)	(1,987)
Net cash from financing activities	(16,906)	3,318	5,092

Change in cash and due from banks	9,271	673	962

Cash and due from banks at beginning of year	8,606	7,933	6,971

Cash and due from banks at end of year	$17,877	$8,606	$7,933

Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$4,552	$6,217	$8,038
Income taxes, net of refunds	821	563	350

Noncash investing activities
Transfers made from loans to other real estate owned	174	331	215
Due from broker	—	(477)	477
Assets acquired and liabilities assumed in branch acquisition:
Loans	11,774	—	—
Premises and equipment	780	—	—
Goodwill and core deposit intangibles	4,553	—	—
Other assets, net	18	—	—
Deposits	(69,288)	—	—

See accompanying notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002, and 2001

(Table dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:  First Ottawa Bancshares, Inc. is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, First National Bank of Ottawa (Bank).  The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in LaSalle, Grundy and surrounding counties in Illinois.  The Bank is subject to competition from other financial institutions.  The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.  The consolidated financial statements include Ottawa Bancshares, Inc. and the Bank, and the Bank’s wholly owned subsidiary, First Ottawa Financial Corporation, together referred to as the Company.  Intercompany transactions and balances are eliminated in consolidation.

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

Allowance for Loan Losses:  The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

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

Mortgage Servicing Rights:  Servicing rights are recognized as assets for the allocated value of servicing rights retained on loans sold and are classified with interest receivable and other assets in the consolidated balance sheets.  Servicing rights are expensed in proportion to and over the period of estimated net servicing revenues.  Impairment is evaluated based on the fair value of the rights using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics.  Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions.  Any impairment of a grouping is reported as a valuation allowance.  There was no such valuation allowance recorded at December 31, 2003 and 2002, and mortgage servicing rights were not material at either date.

Intangible Assets:  Core deposit intangibles are being amortized on an accelerated basis over 11 years and are periodically evaluated as to the recoverability of their carrying value.

Goodwill:  Goodwill is reviewed for impairment annually with any loss recognized through the income statement.

Stock Options:  The Company has a stock-based compensation plan, which is more fully described in Note 11.  The Company accounts for this plan under the recognition and measurement principles of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation.  The value of options granted under this plan is charged to expense over the vesting period of the grants.

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

Earnings Per Share:  Basic earnings per share is calculated based on the weighted average common shares outstanding during the year.  The Company had no dilutive securities during the three years in the period ended December 31, 2003.

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

Comprehensive Income:  Comprehensive income includes both net income and other comprehensive income (loss).  Other comprehensive income (loss) includes the changes in unrealized gains and losses on securities available-for-sale, and minimum pension liability, net of deferred income taxes.

Reclassifications:  Some items in the prior years’ financial statements were reclassified to conform to the current presentation.

NOTE 2 - BUSINESS COMBINATION

On November 14, 2003, the Company assumed substantially all of the deposit liabilities and certain loans and other assets of two branch offices located in Streator, Illinois from First Midwest Bank.  As a result of the acquisition, the Company has an opportunity to increase its customer base and continue to increase its market share.

The acquisition was accounted for under the purchase method of accounting.  All assets and liabilities were recorded at their fair values as of November 14, 2003, including goodwill of $2,446,000 which is deductible for tax purposes.  Additionally, core deposit intangibles totaling $2,027,000 were recognized and will be amortized over 11 years using a declining balance method.  The purchase accounting adjustments are being amortized over the life of the respective asset or liability.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Loans	$11,774
Premises and equipment	780
Goodwill and core deposit intangibles	4,553
Other assets, net	18
Deposits	(69,288)
Net liabilities assumed and cash received	$(52,163)

The accumulated amortization of the core deposit intangibles at December 31, 2003 totaled $34,000.  Estimated amortization expense for each of the following five years is $399,000, $319,000, $255,000, $204,000 and $163,000.

NOTE 3 - SECURITIES

Securities available for sale as of December 31, 2003 were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses

U.S. treasuries	$11,689	$72	$(2)
U.S. government agencies	67,858	1,647	(56)
States and political subdivisions	14,794	796	(43)
Mortgage-backed securities and collateralized mortgage obligations	13,393	189	(80)
Corporate bonds	2,323	101	—
Equity securities	3,376	20	(50)

	$113,433	$2,825	$(231)

Securities available for sale as of December 31, 2002 were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses

U.S. treasuries	$3,584	$81	$—
U.S. government agencies	65,014	2,641	—
States and political subdivisions	16,962	777	—
Mortgage-backed securities and collateralized mortgage obligations	7,682	233	(21)
Corporate bonds	2,415	80	(3)
Equity securities	3,228	3	(111)

	$98,885	$3,815	$(135)

As of December 31, 2003 and 2002, the Company had approximately $6,950,000 and $7,730,000 invested in bonds issued by municipalities located within LaSalle County, Illinois.

Securities with an approximate carrying value of $58,428,000 and $79,270,000 were pledged at December 31, 2003 and 2002 to secure trust and public deposits, repurchase agreements, and for other purposes as required or permitted by law.

The fair value of contractual maturities of securities available for sale at December 31, 2003 were as follows.  Securities not due at a single maturity date, primarily mortgage-backed and equity securities, are shown separately.

Due in one year or less	$19,021
Due after one year through five years	59,622
Due after five years through ten years	13,811
Due after ten years	4,210
Mortgage-backed securities and collateralized mortgage obligations	13,393
Equity securities	3,376

$113,433

Information regarding realized gains and losses of securities available for sale follows:

	2003	2002	2001

Gross gains	$—	$104	$540
Gross losses	—	(2)	(1)

At December 31, 2003, the Company’s securities in a continuous unrealized-loss position for more than a year totaled $600.

NOTE 4 - LOANS

Major classifications of loans as of December 31, 2003 and 2002 are summarized as follows:

	2003	2002

Real estate	$70,859	$46,699
Commercial and agricultural	24,197	33,950
Installment, net of unearned income	22,812	19,951
Home equity lines of credit	12,456	9,120
	130,324	109,720
Deferred loan fees	(20)	(77)
Allowance for loan losses	(1,049)	(1,167)

	$129,255	$108,476

Certain executive officers, directors, and their related interests are loan customers of the Company.  A summary of such loans made by the Company in the ordinary course of business is as follows:

Balance at January 1, 2003	$1,745
New loans	3,259
Repayments	(684)

Balance at December 31, 2003	$4,320

Information regarding impaired loans at December 31, 2003 and 2002 is as follows:

	2003	2002

Impaired loans with related allowance for loan losses	$1,943	$1,447
Impaired loans with no related allowance for loan losses	163	591

Total impaired loans	$2,106	$2,038

Allowance for loan losses allocated to impaired loans	$342	$396

	2003	2002	2001

Average of impaired loans during the year	$1,599	$1,636	$1,243
Interest income recognized during impairment	157	155	95
Cash-basis interest income recognized	153	112	81

Nonperforming loans were as follows at December 31:

	2003	2002

Loans past due over 90 days still on accrual	$293	$757
Nonaccrual loans	137	364

NOTE 5 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2003	2002	2001

Balance at beginning of year	$1,167	$1,109	$1,108
Recoveries on loans previously charged off	181	171	101
Loans charged off	(419)	(233)	(400)
Provision for loan losses	120	120	300

Balance at end of year	$1,049	$1,167	$1,109

NOTE 6 - LOAN SALES AND SERVICING

The Company sells mortgage loans with servicing retained to the Federal Home Loan Mortgage Corporation (FHLMC) and the Illinois Housing Development Authority (IHDA).  The Company realized gross proceeds from the sales of mortgage loans totaling $26,296,000, $15,841,000 and $17,643,000 in 2003, 2002 and 2001.  Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balances of these loans are summarized as follows:

	December 31,
	2003	2002

FHLMC	$32,823	$21,293
IHDA	1,148	1,170

	$33,971	$22,463

Following is an analysis of the changes in originated mortgage servicing rights:

	Year Ended December 31,
	2003	2002	2001

Balance at beginning of year	$301	$135	$151
Originated mortgage servicing rights	256	193	—
Amortization	(112)	(27)	(16)

	$445	$301	$135

NOTE 7 - PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at December 31:

	2003	2002

Land	$1,791	$1,340
Bank premises	6,521	4,408
Furniture and equipment	4,095	3,103
Construction in progress	—	272
Total cost	12,407	9,123
Less accumulated depreciation	4,870	4,568

Net book value	$7,537	$4,555

NOTE 8 – DEPOSITS

Deposits consisted of the following at December 31:

	2003	2002

Demand – non-interest-bearing	$29,933	$19,475
NOW accounts	64,050	54,537
Money market accounts	28,828	9,186
Savings	27,826	19,513
Time, $100,000 and over	26,425	23,813
Other time	87,859	67,243

Total deposits	$264,921	$193,767

At December 31, 2003, the scheduled maturities of certificates of deposit were as follows:

2004	$71,194
2005	12,059
2006	8,391
2007	9,731
2008	12,430
Thereafter	479

$114,284

NOTE 9 - BORROWINGS

The Company has a note payable that consists of a $1,000,000 unsecured line of credit with Bank One, NA, maturing on May 15, 2004.  The outstanding balance under the line of credit was $490,000 and $652,000 at December 31, 2003 and 2002.  Interest is payable quarterly at Bank One’s prime rate or LIBOR plus 175 basis points (2.91% and 3.54% at December 31, 2003 and 2002).

NOTE 10 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are financing arrangements.  Physical control is maintained for all securities sold under repurchase agreements.  The average balance and interest rate during 2003 and 2002 was $475,000 and $25,567,000 and 2.11% and 2.04%.  The average interest rate at December 31, 2002 was 1.86% and the maximum month-end balance during 2003 and 2002 was $1,545,000 and $37,594,000.

NOTE 11 - BENEFIT PLANS

The Bank has a noncontributory defined benefit pension plan covering all employees who meet the eligibility requirements.  In 1999, all plan benefits were frozen.  The Bank’s funding policy is to make the minimum annual contribution that is required by applicable regulations, plus such amounts as the Bank may determine to be appropriate from time to time.  The Bank expects to contribute approximately $100,000 to the plan in 2004.  The Bank uses a December 31 measurement date for the plan.

The following tables set forth the Bank’s pension plan’s funded status and amounts actuarially determined for the years indicated:

	2003	2002
Change in benefit obligation
Beginning benefit obligation	$1,929	$2,139
Interest cost	114	120
Actuarial loss (gain)	(43)	48
Benefits paid	(158)	(378)

Ending benefit obligation	$1,842	$1,929

	2003	2002

Change in plan assets
Beginning fair value	$1,233	$1,216
Actual return	256	(105)
Employer contribution	100	500
Benefits paid	(158)	(378)

Ending fair value	$1,431	$1,233

Funded status	$(411)	$(696)
Unrecognized net actuarial loss	155	381

Accrued benefit cost	$(256)	$(315)

Accumulated benefit obligation	$1,842	$1,929

	2003	2002	2001
Assumptions used to determine benefit obligations
Discount rate	6.25%	6.25%	7.0%
Expected return on plan assets	7.0	7.0	7.0

Assumptions used to determine benefit costs
Discount rate	6.25%	7.0%	7.0%
Expected return on plan assets	7.0	7.0	7.0

The Company has estimated the long-term rate of return on plan assets based primarily on historical returns on plan assets, adjusted for changes in target portfolio allocations and recent changes in long-term interest rates based on publicly available information.

Components of net periodic benefit cost
Interest cost	$114	$120	$151
Return on plan assets	(82)	(105)	(61)
Amortization	9	20	(152)

Net expense (income)	$41	$35	$(62)

Plan assets are held by a bank-administered trust fund, which invests the plan assets in accordance with the provisions of the plan agreement.  The permitted investments as established by the plan agreement include, but are not limited to, common and preferred stocks, open-end or closed-end mutual funds, bonds and other evidences of indebtedness or ownership, and real estate or any interest therein.

Asset allocation is primarily based on a strategy to provide stable earnings while attempting to recognize potentially higher returns through limited investments in equity securities.  Plan assets are rebalanced periodically.  At December 31, 2003, and 2002 allocations by percentages were as follows:

	2003	2002

Equity mutual funds	64.3%	55.6%
Fixed income mutual funds	26.9	37.9
GNMA pool	1.2	2.1
Money market funds and other	7.6	4.4

At December 31, 2003 and 2002 market values of plan assets were as follows:

	2003	2002

Equity mutual funds	$920	$685
Fixed income mutual funds	385	467
GNMA pool	17	25
Money market funds and other	109	55

The Bank has a directors’ retirement plan which provides retirement benefits primarily to former members of the Board of Directors.  The Bank also maintains a supplemental executive retirement plan that provides benefits to certain key executive officers and directors in accordance with the plan document.  The Bank accrued expenses related to these plans totaling  $188,000, $191,000, and $86,000, in 2003, 2002 and 2001.

The Company’s 401(k) profit sharing plan covers eligible employees with more than one year of service, as defined, and who are at least 21 years of age.  The plan allows employee contributions.  The Company may make a matching contribution equal to a percentage of salary deferral and discretionary profit sharing contributions.  The matching percentage is limited to 6% of compensation.  The Company made contributions of $122,000, $85,000 and $90,000 in 2003, 2002, and 2001.

NOTE  12 -  STOCK OPTION PLAN

The Company has a fixed option plan under which it may grant options that vest over four years to selected employees for up to 150,000 shares of common stock.  The exercise price of each option is intended to equal the fair value of the Company’s stock on the date of grant.  An option’s maximum term is 10 years.

In 2003, the Company first granted 6,750 shares under the plan at an exercise price of $56, none of which were exercisable at December 31, 2003.  The remaining contractual life of these options at December 31, 2003 was 9.5 years.

The fair value of the 2003 option grant of $9.59 per share was estimated on the grant date using an option-pricing model with the following assumptions – risk-free interest rate of 3.27%, dividend yield of 4.96%, volatility factor of expected market price of 23.55% and a weighted-average expected life of the option of 9.5 years.  Expense recognized under the plan in 2003 totaled $8,000.

NOTE 13 - INCOME TAXES

The balance sheets included the following amounts of deferred tax assets and liabilities at December 31:

	2003	2002
Deferred tax assets
Bad debt deduction	$219	$267
Pension plan	118	166
Deferred compensation	219	163
Deferred loan fees	—	8
AMT carryforward	92	92
Additional minimum pension liability	137	137
Other	—	34
	785	867
Deferred tax liabilities
Unrealized gain on securities available-for-sale	(881)	(1,251)
Depreciation	(168)	(202)
Mortgage servicing rights	(184)	—
Federal Home Loan Bank stock dividends	(73)	(51)
Other	(15)	(13)
	(1,321)	(1,517)

Net deferred tax liability	$(536)	$(650)

The components of the provision for income taxes for the years ended December 31 are as follows:

	2003	2002	2001
Currently payable tax
Federal	$619	$332	$495
State	(8)	104	(12)
Deferred tax expense (benefit)	256	242	(23)

	$867	$678	$460

The difference between the financial statement provision and the amounts computed by applying the federal income tax rate of 34% to income before income taxes is reconciled as follows:

	2003	2002	2001

Federal income tax expense at statutory rate	$1,131	$1,008	$875
Increase (decrease) in taxes resulting from
Tax-exempt interest	(261)	(320)	(452)
Nondeductible interest expense	21	35	59
State income taxes and other items, net	(24)	(45)	(22)

	$867	$678	$460

NOTE 14 - DERIVATIVES

The Company uses derivatives to fix future cash flows for interest payments on some of its floating rate certificates of deposit.  In this regard, the Company has entered into an interest rate swap with the Federal Home Loan Bank of Chicago to fix the interest rate on a specific certificate of deposit product.  At December 31, 2003, the Company had $2,497,000 of certificates of deposit, which mature in 2007 and 2008, in which it pays the Federal Home Loan Bank a weighted average interest rate of 2.93% and will receive an interest rate from the Federal Home Loan Bank based on the appreciation of the S&P 500 Index.  This interest received from the Federal Home Loan Bank will be paid to the customer.  The assets and liabilities in this transaction are being netted and the expense recorded in interest expense on deposits.

In addition to the above, the Company also purchased $5,900,000 of certificates of deposit which are included in the certificates of deposit caption on the consolidated balance sheet.  These investments mature in 2006, 2007, and 2008.  The investments that individually do not exceed $100,000 are insured by the FDIC.  Investments that individually exceed $100,000 are guaranteed by a standby letter of credit issued by the Federal Home Loan Bank of Pittsburgh with no interest.  The initial investment is not at risk but the return on the investment is based on a calculation of the appreciation in the S&P 500 Index. The fair value of this embedded derivative is recorded in certificates of deposit and the fair value adjustment is included in interest income.  At December 31, 2003, the Bank had allocated $1,067,000 to this asset and recorded a valuation allowance of $350,000, which is classified with the certificates of deposit caption on the consolidated balance sheet.

NOTE 15 - COMMITMENTS, OFF-BALANCE-SHEET RISK, AND CONTINGENCIES

There are various contingent liabilities that are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business.  In the opinion of management, after consultation with legal counsel, the ultimate disposition of these claims and legal actions is not expected to have a material effect on financial condition or results of operations.

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank.  The reserve required at December 31, 2003 was $5,900,000.

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

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk at year end follows:

	2003	2002

Unused lines of credit	$15,801	$12,590
Standby letter of credit	136	361

At December 31, 2003, all of the commitments to extend credit were at variable rates of interest.

NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS

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

The carrying values and estimated fair values of the Company’s financial instruments as of December 31, 2003 and 2002 were as follows:

	2003		2002
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash and cash equivalents	$17,877	$17,877	$8,606	$8,606
Certificates of deposit and related derivative	13,190	13,190	12,835	12,835
Securities available-for-sale	113,433	113,433	98,885	98,885
Loans held for sale	1,644	1,644	1,811	1,811
Loans, net	129,255	129,584	108,476	110,296
Interest receivable	2,129	2,129	2,135	2,135

	2003		2002
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Financial liabilities
Deposits with no stated maturities	150,637	139,955	102,711	102,711
Time deposits and securities sold under agreements to repurchase	114,284	116,211	92,678	94,896
Federal funds purchased	—	—	14,700	14,700
Borrowings	490	490	652	655
Interest payable	832	832	999	999

NOTE 17 - REGULATORY AND CAPITAL MATTERS

The Company may pay dividends without restriction under the current Federal Reserve regulations so long as it remains “adequately capitalized” after such payment.  The Bank is subject to statutory dividend restrictions which provide, in general, that the Bank may pay the current year’s earnings and the prior two years’ retained earnings without the prior approval of the Office of the Comptroller of Currency.  At December 31, 2003, the Bank’s stockholder’s equity totaled $24,766,000, of which $24,394,000 was not available for payment of dividends, without prior regulatory approval.

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

The Company’s only activity is ownership of the Bank, and, therefore, its capital, capital ratios, and minimum required levels of capital are materially the same as the Bank’s.   The actual capital levels and minimum required levels for the Bank were:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003
Total capital (to risk-weighted assets)	$19,661	11.9%	$13,201	8.0%	$16,501	10.0%
Tier I capital (to risk-weighted assets)	18,612	11.3	6,600	4.0	9,901	6.0
Tier I capital (to average assets)	18,612	7.2	10,303	4.0	12,878	5.0

December 31, 2002
Total capital (to risk-weighted assets)	$23,542	17.5%	$10,786	8.0%	$13,482	10.0%
Tier I capital (to risk-weighted assets)	22,375	16.6	5,393	4.0	8,089	6.0
Tier I capital (to average assets)	22,375	9.5	9,473	4.0	11,841	5.0

At December 31, 2003, the Company and the Bank were categorized as well capitalized and management is not aware of any conditions or events since the most recent notification that would change the Company’s or Bank’s category.

NOTE 18 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes for the years ended are as follows:

	2003	2002	2001
Unrealized holding gains (losses) on securities available for sale	$(1,086)	$3,517	$1,136
Minimum pension liability	—	(354)	—
Reclassification adjustments for gains recognized in income	—	(102)	(539)
Net unrealized gains	(1,086)	3,061	597
Tax effect	368	(1,024)	(203)

Other comprehensive income (loss)	$(718)	$2,037	$394

NOTE 19 - PARENT COMPANY FINANCIAL STATEMENTS

The following are the condensed balance sheets and statements of income and cash flows for First Ottawa Bancshares, Inc.

Condensed balance sheets as of December 31 are as follows:

	2003	2002
ASSETS
Cash and due from banks	$8	$1,325
Investment in Bank	24,766	25,450
Dividends receivable	1,305	—
Other assets	376	376

Total assets	$26,455	$27,151

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other liabilities	$5	$—
Loan payable	490	652
Dividends payable	1,305	1,316
Shareholders’ equity	24,655	25,183

Total liabilities and shareholders’ equity	$26,455	$27,151

Condensed statements of income for the years ended December 31 are as follows:

	2003	2002	2001

Dividends from Bank	$2,502	$2,034	$1,987
Expenses	(76)	(86)	(11)
Equity in undistributed Bank income	33	339	137

Net income	$2,459	$2,287	$2,113

Condensed statements of cash flows for the years ended December 31 are as follows:

	2003	2002	2001
Cash flows from operating activities
Net income	$2,459	$2,287	$2,113
Adjustments to reconcile net income to net cash from operating activities
Change in other assets and liabilities	(1,302)	976	4
Equity in undistributed Bank income	(33)	(339)	(137)
Net cash from operating activities	1,124	2,924	1,980

Cash flows from financing activities
Loan proceeds	(161)	452	200
Purchase of treasury stock	(315)	(74)	(196)
Dividends paid	(1,973)	(1,983)	(1,987)
Vested stock options	8	—	—
Net cash from financing activities	(2,441)	(1,605)	(1,983)

Net change in cash and cash equivalents	(1,317)	1,319	(3)

Beginning cash and cash equivalents	1,325	6	9

Ending cash and cash equivalents	$8	$1,325	$6

NOTE 20 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Earnings Per Share
2003
First quarter	$3,175	$1,988	$614	$0.94
Second quarter	3,128	2,017	652	0.99
Third quarter	3,094	2,082	627	0.96
Fourth quarter (a)	3,254	2,180	566	0.87
2002
First quarter	$3,352	$1,774	$522	$0.79
Second quarter	3,358	1,895	483	0.73
Third quarter (b)	3,323	1,937	661	1.00
Fourth quarter (c)	3,059	1,753	621	0.95

(a)              Net income and earnings per share in the fourth quarter of 2003 were affected by one time expenses related to the acquisition of Streator branch facilities.

(b)              Net income and earnings per share in the third quarter of 2002 were affected by the gains on sales of securities and gains on proceeds from bank owned life insurance policy benefits paid.

(c)              Net income and earnings per share in the fourth quarter of 2002 were affected by the gains on sales of securities.

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY

SHAREHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 3 p.m., local time on May 19, 2004 at the corporate headquarters located at 701 LaSalle Street, Ottawa, Illinois 61350.

PRICE RANGE OF COMMON STOCK

As of February 27, 2004, there were approximately 543 shareholders of record and 651,627 outstanding shares of common stock.

The Company’s common stock is not traded on any national or regional securities exchange and there is no established public trading market for it.  Transactions in the Company’s common stock have been infrequent.  To the knowledge of the Company’s management, during 2002, 2003 and the first two months of 2004, an aggregate of approximately 212,821 shares of the Company’s common stock was transferred in approximately 131 separate transactions, excluding the 1,400 shares purchased by the Company in 2002 at $52 per share and 5,329 shares purchased by the Company at $56 and $60.50 per share.  These transfers represented both transfers for consideration (i.e., sales) and transfers for no consideration (e.g., gifts, estate transfers, etc.).  The Company’s management is unable to differentiate such transfers and has limited knowledge of the sale prices for transfers involving consideration.  The last price known to the Company’s management was a sale of 150 shares on February 27, 2004 at $62.00 per share.

The following dividends per share were paid on the Company’s common stock on the dates indicated:  January 1, 2002 - $2.00; July 1, 2002- $1.00; January 1, 2003 - $2.00; July 1, 2003 - $1.00; January 1, 2004 - $2.00

WEB SITE FOR UNITED STATES SECURITIES AND EXCHANGE COMMISSION FILINGS

All reports filed electronically by the Company with the United States Securities Exchange Commission (the “SEC”), including the annual report on Form 10-K, quarterly reports on Form 10-Q, and current events reports on Form 8-K, as well as any amendments to those reports are accessible at no cost on our internet site at www.firstottawa.com and on the SEC’s web site at www.sec.gov.  We will also provide you with a copy free of charge by contacting Cheryl Gage, Corporate Secretary, First Ottawa Bancshares, Inc., 701 LaSalle Street, Ottawa, Illinois 61350.

CORPORATE GOVERNANCE

The Company’s corporate governance practices are described in the following documents, which are available on the Company’s Web site at www.firstottawa.com or which may be obtained in print form through the investor relations department: Code of Business Conduct and Ethics, Audit Committee Charter, Nominating and Corporate Governance Committee Charter, and Compensation Committee Charter.