Form 10-K, Exhibit 13
period 2004-12-31
FIRST OTTAWA BANCSHARES INC
filed 2005-03-30
CIK 1099668

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial and other data of First Ottawa Bancshares, Inc. and its wholly owned subsidiary, the First National Bank of Ottawa (the Bank) and the Bank’s wholly owned subsidiary, First Ottawa Financial Corporation, together referred to as the Company. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included herein.  All dollar amounts are in thousands, except per share information.

	Year Ended December 31,
	2004	2003	2002	2001	2000
Statement of Income Data:
Total interest income	$13,537	$12,651	$13,092	$14,921	$15,995
Total interest expense	4,200	4,384	5,733	7,773	8,525
Net interest income	9,337	8,267	7,359	7,148	7,470
Provision for loan losses	300	120	120	300	360
Noninterest income	3,195	2,592	2,444	2,457	1,749
Noninterest expenses	8,807	7413	6,718	6,732	6,510
Income before income taxes	3,425	3,326	2,965	2,573	2,349
Provision for income taxes	797	867	678	460	257

Net income	$2,628	$2,459	$2,287	$2,113	$2,092

Per Share Data:
Net income – basic and diluted	$4.03	$3.75	$3.47	$3.19	$3.14
Cash dividends declared	3.00	3.00	3.00	3.00	3.00
Book value at end of year (1)	36.54	35.54	34.97	34.53	34.62

Selected Financial Ratios:
Return on average assets (1)	.88%	1.00%	.99%	.94%	.91%
Return on average equity (1)	11.05	10.50	9.73	9.18	8.89
Dividend payout ratio	74.44	79.79	86.46	94.04	94.96
Average equity to average assets (1)	7.96	9.56	10.20	10.29	10.25
Net interest margin (tax equivalent)	3.60	3.89	3.77	3.74	3.87
Allowance for loan losses to total loans at the end of period	.88	.80	1.06	1.01	.94
Nonperforming loans to total loans at the end of period (2)	1.55	2.04	1.83	1.15	2.26
Net loans charged off to average total loans	.13	.21	.06	.25	.25

Balance Sheet Data:
Total assets	$288,659	$294,490	$240,662	$232,565	$225,007
Total earning assets	262,618	276,767	223,324	216,927	210,058
Average assets	299,665	247,961	232,335	224,653	226,787
Gross loans, including loans held for sale	134,493	131,948	111,454	109,508	117,612
Allowance for loan losses	1,174	1,049	1,167	1,109	1,108
Total deposits	253,964	264,921	193,767	165,267	173,453
Federal funds purchased and securities sold under agreements to repurchase	6,350	—	16,322	35,899	24,638
Shareholders’ equity	23,852	24,655	25,183	22,907	22,583

(1)                                  Excludes unrealized gain (loss) on securities available-for-sale.

(2)                                  Includes total nonaccrual loans, impaired loans, and all other loans 90 days past due and still accruing interest.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended as a review of significant factors affecting the financial condition and results of operations of the Company for the periods indicated.  The discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto and the Selected Consolidated Financial Data presented herein.  In addition to historical information, the following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward–looking statements that involve risks and uncertainties.  The Company’s actual results could differ significantly from those anticipated in these forward–looking statements as a result of certain factors discussed elsewhere in this report.

Overview

The Company’s principal business is conducted by the Bank and consists of a full range of community–based financial services, including commercial and retail banking.  The profitability of the Company’s operations depends primarily on its net interest income, provision for loan losses, other income, and other expenses.  Net interest income is the difference between the income the Company receives on its loan and securities portfolios and its cost of funds, which consists of interest paid on deposits and borrowings.  The provision for loan losses reflects the cost of credit risk in the Company’s loan portfolio.  Other income consists of service charges on deposit accounts, trust and farm management fee income, securities gains (losses), gains (losses) on sales of loans, and other income.  Other expenses include salaries and employee benefits, as well as occupancy and equipment expenses and other noninterest expenses.

Net interest income is dependent on the amounts and yields of interest–earning assets as compared to the amounts of and rates on interest–bearing liabilities.  Net interest income is sensitive to changes in market rates of interest and the Company’s asset/liability management procedures in coping with such changes.  The provision for loan losses is dependent upon management’s assessment of the collectibility of the loan portfolio under current economic conditions.

Net income was $2.6 million for the year ended December 31, 2004 compared to $2.5 million for the year ended December 31, 2003.  The return on average assets was .88% in 2004 compared to 1.00% in 2003.  The return on average equity increased to 11.05% in 2004 from 10.50% in 2003.  This resulted primarily from the increase in net income and the change in average equity due to stock repurchases in 2004 and 2003.

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

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry.  The Company’s significant accounting policies are described in detail in the notes to the Company’s consolidated financial statements for the year ended December 31, 2003. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions.  The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company’s financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

Allowance for Credit Losses– The allowance for credit losses provides coverage for probable losses inherent in the Company’s loan portfolio. Management evaluates the adequacy of the allowance for credit losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer–specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management’s estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge–offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for credit losses relating to impaired loans is based on the loan’s observable market price, the collateral for certain collateral–dependent loans, or the discounted cash flows using the loan’s effective interest rate.

Regardless of the extent of the Company’s analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer’s financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer–specific conditions affecting the identification and estimation of losses for larger non–homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of these exposures.  The estimates are based upon the Company’s evaluation of imprecision risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Mortgage Servicing Rights– Mortgage servicing rights (“MSRs”) associated with loans originated and sold, where servicing is retained, are capitalized and included in other intangible assets in the consolidated balance sheet.  The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio.  Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests.  The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance.  Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans.  The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value.  For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates. Impairment, if any, is recognized through a valuation allowance and is recorded as amortization of intangible assets.

Derivatives– As a part of the Company’s funding strategy, derivative financial instruments, all of which are interest rate swap arrangements, are used to reduce exposure to changes in interest rates for certain financial instruments.  These derivatives are accounted for by recognizing the fair value of the contracts on the balance sheet.  The valuation of these derivatives is considered critical because carrying assets and liabilities at fair value inherently results in more financial statement volatility.  The fair values and the information used to record valuation adjustments for the interest rate swaps and related deposit products are provided by third parties.

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

Stock Compensation– Grants under the Company’s stock incentive plan are accounted for under the provisions of Statement of Accounting Standards (SFAS) No. 123, applying the fair value method and the use of an option pricing model to estimate the value of the options granted.  The stock options are granted with an exercise price equal to the market price at the date of grant.  Resulting compensation expense, under the stock options, is measured and recorded based on the estimated value of the options.

Consolidated Financial Condition

Total assets at December 31, 2004 were $288.7 million compared to $294.5 million at December 31, 2003, a decrease of $5.8 million, or 2.0%.  The decrease in total assets was a result of a $9.9 million decrease in cash and cash equivalents due to a reduction in the reserve amount required by the Federal Reserve Bank, and also  a reduction in federal funds sold of $6.4 million. Investment securities decreased by $8.8 million, however, this was offset by an $11.5 million increase in certificates of deposit held for investment purposes.  Commercial and agricultural loans increased $4.1 million during 2004 due to an effort by management to increase the size of the commercial loan portfolio.  Real estate loans also increased by $3.4 million during 2004, again due to an effort by management to increase the size of the portfolio.  These increases were partially offset by the decrease in installment loans of $5.2 million due to a general decline in indirect lending volume and more stringent underwriting guidelines on consumer loans.  Loans held for sale increased modestly by $57,000 as customers refinanced loans in reaction to the current rate environment.  Premises and equipment increased by $87,000 due to capital expenditures on existing buildings and the start of construction on a new Yorkville, Illinois branch facility. The Bank anticipates additional 2005 capital expenditures of approximately $700,000, to complete this branch facility.  The increase in loans and certificates of deposits was funded by a decrease in securities and increases in federal funds purchased and repurchase agreements. Total borrowings increased $6.4 million as a result of a $5.6 million increase in federal funds purchased and a $750,000 increase in securities sold under repurchase agreements.  Total deposits decreased $11.0 million.  This decrease was a result of managements plan to attract customers to lower cost products by diminishing reliance on wholesale funding sources while increasing core deposits.  As a result, transaction accounts including non interest bearing demand, savings, NOW, and money market accounts increased $9.1 million while time deposits decreased by $20.0 million.

Total equity was $23.9 million at December 31, 2004 compared to $24.7 million at December 31, 2003.  The decrease was primarily the result of a decrease in the unrealized gain on securities available–for–sale, net of tax, of $1.4 million, dividends declared of $2.0 million and by the repurchase of Company common stock for $71,000. The decrease was partially offset by net income of $2.6 million.

Consolidated Results of Operations

2004 Compared to 2003

Net Interest Income.  Net interest income was $9.3 million in 2004 compared to $8.3 million in 2003, an increase of $1.0 million, or 12.9%.  Interest income on earning assets increased $886,000 in 2004 from 2003.  All classifications of interest earning assets experienced growth in 2004 when compared to 2003.  The increases were attributable to increases in average balances and also average tax–equivalent yields available in the marketplace in 2004.  Interest expense on interest–bearing liabilities decreased $184,000 as a result of a decrease in the average rate paid on liabilities of 54 basis points, from 2.26% in 2003 to 1.72% in 2004. The net interest margin on a tax equivalent basis decreased to 3.60% in 2004 from 3.89% in 2003.  The primary reason for the decrease in the net interest margin was the result of lower rates earned on interest-bearing assets during the low rate environment experienced throughout 2004.

Provision for Loan Losses.  The provision for loan losses increased to $300,000 in 2004  compared to $120,000 in 2003.  As of December 31, 2004, the allowance for loan losses totaled $1.2 million, or .88% of total loans, compared to $1.1 million, or .80% of total loans, at December 31, 2003.  The increase in the provision for loan losses in 2004 was influenced heavily by the acquisition of  $11.4 million of Streator branch loans in the fourth quarter of 2003.

The amounts of the provision and allowance for loan losses are influenced by current economic conditions, actual loss experience, industry trends and other factors, including real estate values in the Company’s market area and management’s assessment of current collection risks within the loan portfolio.  Along with other financial institutions, management shares a concern for the outlook of the economy for 2005.  Even though there are indications of emerging strength, it is uncertain if this strength is sustainable. If it is not sustainable, borrowers may experience difficulty, and the level of non–performing loans, charge-offs, and delinquencies could rise and require increases in the provision.  The allowance for loan losses represents management’s estimate of probable incurred losses based on information available as of the date of the financial statements.  The allowance for loan losses is based on management’s evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, and economic conditions.

Management has concluded that the allowance for loan losses is adequate at December  31, 2004.  However, there can be no assurance that the allowance for loan losses will be adequate to cover all losses.

Noninterest Income.  The Company’s noninterest income increased $603,000, or 23.3% compared to 2003.  Noninterest income increased primarily due to gains on securities sold of $465,000 in 2004, an increase of $448,000 over 2003.  Service charges on deposit accounts increased by $223,000, or 25.8%, to $1.1 million.  Increases in service charge income are attributable to higher average balances and an increase in the average number of accounts during 2004.  Other income increased by $399,000, or 79.2% compared to 2003.  This increase is primarily due to a $301,000 increase in the market value of derivatives related to index powered certificates of deposit held for investments and for customers of the bank.  Trust and farm management fee income increased modestly by $12,000, to $484,000 in 2004 compared to 2003.  Gains on loan sales to the secondary market decreased $479,000 to $254,000 in 2004 compared to 2003.  Due to the rate structure in early 2004 and the large amount of loans that refinanced during 2002 and 2003, gains on sale of loans during 2004 were significantly less than 2003.

Noninterest Expense.  The Company’s noninterest expense was $8.8 million in 2004 and $7.4 million for 2003.  Salaries and benefits, which is the largest component of noninterest expense, increased $529,000, or 12.8%, to $4.7 million.  Increases in occupancy and equipment expense of $327,000, professional fees of $65,000 and other expenses of $299,000, contributed to the $1.4 million increase in noninterest expense for the year.  Increased salaries and benefits were primarily a result of additional personnel retained in the acquisition of the two branches in Streator in November 2003.  The increase in occupancy and equipment expenses was due primarily to increased depreciation on capital expenditures related to the renovation of the main banking facility in Ottawa, the acquisition of the Streator facilities, and the construction of the Morris facility. Increased professional fees were a result of the increase in audit costs and consulting costs associated with establishing new banking branches.  Increases in other expenses resulted primarily from increased mortgage banking expenses of $53,000, and additional insurance expenses related to added facilities of $98,000.  Data expenses decreased $166,000, or 33.2% from 2003, and were a result of a platform conversion which was completed in November 2003.  The Company also experienced decreases in supplies expense of $25,000, and advertising expense of $72,000, during 2004.

Income Taxes.  The Company’s tax rate varied from statutory rates principally due to interest income from tax–exempt securities and loans.  The Company’s effective tax rate was 23.3% and 26.1% for 2004 and 2003.

2003 Compared to 2002

Net Interest Income.  Net interest income was $8.3 million in 2003 compared to $7.4 million in 2002, an increase of $900,000, or 12.3%.  Interest income on earning assets decreased $441,000 in 2003 from 2002.  The decrease was primarily due to decreased interest income on investment securities of $638,000, attributable to a decrease in average balances and also average tax–equivalent yields available in the marketplace in 2003.  The decrease was partially offset by increases in interest income earned on the loan portfolio of $81,000, and also interest-bearing deposits held for investment purposes of $104,000. Increases in income are attributed to growth in average balances in these areas. Interest expense on interest–bearing liabilities decreased $1.3 million as a result of a decrease in the average rate paid on liabilities of 85 basis points, from 3.11% in 2002 to 2.26% in 2003.  The net interest margin on a tax equivalent basis increased to 3.89% in 2003 from 3.77% in 2002.  The primary reason for the increase in the net interest margin was the result of rates on interest–bearing liabilities repricing downward and growth in NOW and money market products which pay lower interest rates.

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

The amounts of the provision and allowance for loan losses are influenced by current economic conditions, actual loss experience, industry trends and other factors, including real estate values in the Company’s market area and management’s assessment of current collection risks within the loan portfolio.  Along with other financial institutions, management shares a concern for the outlook of the economy for 2004.  Even though there are indications of emerging strength, it is uncertain if this strength is sustainable.  If it is not sustainable, borrowers may experience difficulty, and the level of non–performing loans, charge–offs, and delinquencies could rise and require increases in the provision.  The allowance for loan losses represents management’s estimate of probable incurred losses based on information available as of the date of the financial statements.  The allowance for loan losses is based on management’s evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, and economic conditions.

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

Noninterest Expense.  The Company’s noninterest expense was $7.4 million in 2003 and $6.7 million for 2002.  Salaries and benefits, which is the largest component of noninterest expense, increased $168,000, or 4.3%, to $4.1 million.  Increases in occupancy and equipment expense of $76,000, data expense of $67,000, supplies expense of $73,000, advertising expense of $31,000, professional fees of $76,000 and other expenses of $201,000, contributed to the $695,000 increase in noninterest expense for the year.  Increased salaries and benefits were primarily a result of additional personnel hired to staff the new Morris facility, which opened in July 2003, and personnel retained in the acquisition of the two branches in Streator in November 2003.  The increase in occupancy and equipment expenses was due primarily to increased depreciation on capital expenditures related to the renovation of the main banking facility in Ottawa, the acquisition of the Streator facilities, and the construction of the Morris facility.  In addition, the increases in supplies and advertising were primarily attributed to the new facilities in 2003. Increased professional fees were a result of the consulting and legal costs associated with the branch acquisitions. Increased data expenses were a result of a platform conversion which was completed in November 2003.  Increases in other expenses resulted primarily from increased mortgage banking expenses of $85,000, and other expenses related to index–powered certificates of deposit of $47,000.

Income Taxes.  The Company’s tax rate varied from statutory rates principally due to interest income from tax–exempt securities and loans.  The Company’s effective tax rate was 26.1% and 22.9% for 2003 and 2002.

The components of the changes in net interest income are shown below.  Changes in net interest income are allocated between amounts attributed to changes in rate and changes in volume for the various categories of interest–earning assets and interest–bearing liabilities.

Analysis of Changes in Interest Income and Expense

($000s)

	2004 – 2003 Increase (Decrease)			2003 – 2002 Increase (Decrease)
	Total Change	Change Due to Volume	Change Due to Rate	Total Change	Change Due to Volume	Change Due to Rate
INTEREST INCOME

Loans	$242	$1,019	$(777)	$(155)	$518	$(673)
Investment CDs	276	290	(14)	104	128	(24)
Securities	441	989	(548)	(729)	(253)	(476)
Federal funds sold	8	3	5	12	22	(10)
Total interest income	967	2,301	(1,334)	(768)	415	(1,183)

INTEREST EXPENSE

NOW and money market	546	441	105	125	279	(154)
Savings	(36)	47	(83)	(105)	27	(132)
Time deposits	(555)	336	(891)	(902)	43	(945)
Repurchase agreements	(8)	(2)	(6)	(465)	(528)	63
Borrowings	(134)	(195)	61	(91)	(111)	20
Federal funds purchased	2	3	(1)	90	100	(10)
Total interest expense	(185)	630	(815)	(1,348)	(190)	(1,158)

Net interest earnings	1,152	1,671	(519)	580	604	(24)
Tax equivalent adjustment	(82)	—	(82)	328	—	328

Net interest earnings after tax equivalent adjustment	$1,070	$1,671	$(601)	$908	$604	$304

Volume/rate variances are allocated to the volume variance and the rate variance on an absolute basis.  Tax–exempt income is reflected on a fully tax–equivalent basis utilizing a 34% rate for municipal securities and tax–exempt loans.

Interest–Earning Assets and Interest–Bearing Liabilities

The following table sets forth the average balances, net interest income and expense, and average yields and rates for the Company’s interest–earning assets and interest–bearing liabilities for the indicated years on a tax–equivalent basis assuming a 34% tax rate.

Analysis of Average Balances, Tax Equivalent Yields and Rates

Years Ended December 31, 2004, 2003, and 2002

($000s)

	2004			2003			2002
	Average Balance (4)	Interest	Average Rate	Average Balance (4)	Interest	Average Rate	Average Balance (4)	Interest	Average Rate
ASSETS

Loans (1) (3)	$131,191	$8,331	6.35%	$115,140	$8,089	7.03%	$107,768	$8,244	7.65%
Investment CDs	20,910	633	3.03	11,341	357	3.15	7,259	253	3.49
Securities (2) (5)	116,892	5,037	4.31	93,944	4,596	4.89	99,107	5,325	5.37
Federal funds sold	3,589	40	1.11	3,308	32.97		1,154	20	1.73
Interest-earning assets	272,582	14,041	5.15	223,733	13,074	5.84	215,288	13,842	6.43
Non-interest-earning assets (6)	27,083			24,228			17,047

Average assets	$299,665			$247,961			$232,335

LIABILITIES AND SHAREHOLDERS’ EQUITY

NOW and money market	$107,136	1,254	1.17	$69,435	708	1.02	$42,056	583	1.39
Savings	29,121	171.59		21,158	207.98		18,388	312	1.70
Time deposits	105,002	2,737	2.61	92,110	3,292	3.57	90,909	4,194	4.61
Repurchase agreements	215	2.93		475	10	2.11	25,567	475	1.86
Federal funds purchased	1,175	24	2.04	10,713	158	1.47	3,902	68	1.74
Borrowings	438	12	2.74	313	10	3.19	3,808	101	2.65
Interest-bearing liabilities	243,087	4,200	1.73	194,204	4,385	2.26	184,630	5,733	3.11

Net interest income (2)		9,841			8,689			8,109
Net yield on interest-earning assets			3.61			3.88			3.77
Interest-bearing liabilities to earning assets ratio			89.18			86.80			85.76

Non-interest-bearing liabilities	32,185			28,331			22,959

Shareholders’ equity	24,393			25,426			24,746
Average liabilities and shareholders’ equity	$299,665			$247,961			$232,335
Tax equivalent adjustment		504			422			750
Net interest income as reported in the consolidated statements of income		$9,337			$8,267			$7,359

(1)          Interest income on loans includes loan origination and other fees of $168 for 2004, $275 for 2003, and $456 for 2002.

(2)          Loan and securities income is reflected on a fully tax–equivalent basis utilizing a 34% rate for municipal securities and tax–exempt loans.

(3)          Non-accrual loans are included in average loans.

(4)          Average balances are derived from the average daily balances.

(5)          Rate information is calculated based upon average amortized cost.

(6)          Average balance information includes an average valuation allowance for securities of $909, $3,375, and $1,867, respectively.

Impact of Accounting Changes

In March 2004, the Emerging Issues Task Force (EITF) finalized and issued EITF 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (EITF 03-1).  EITF 03-1 provides recognition and measurement guidance regarding when impairments of equity and debt securities are considered other-than-temporary requiring a charge to earnings, and also requires additional annual disclosures for investments in unrealized loss positions.  The additional annual disclosure requirements were previously issued by the EITF in November 2003 and were effective for the Company for the year ended December 31, 2003.  In September 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) EITF 03-1-1, which delays the recognition and measurement provisions of EITF 03-1 pending the issuance of further implementation guidance.  We are currently evaluating the effect of the recognition and measurement provisions of EITF 03-1.  While our analysis is pending the FASB’s revisions to EITF 03-1, we currently believe the adoption of EITF 03-1 will not result in a material impact on the Company’s results of operations or financial condition.

On December 12, 2003, the American Institute of Certified Public Accountants issued Statement of Position No. 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3).  SOP 03-3 requires acquired loans with poor credit quality to be recorded at fair value and prohibits carrying over or creation of valuation allowances in the initial accounting for the loans.  SOP 03-3 also limits the yield that may be accreted to income.  SOP 03-3 applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a business combination.  SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004.  SOP 03-3 is not expected to have a material impact on the Company’s results of operations or financial condition.

In December 2004, the FASB issued an amendment to SFAS 123  (SFAS 123R) which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires that such transactions be accounted for using a fair value-based method.  SFAS 123R will be effective for the Company beginning July 1, 2005.

The Company adopted the fair value-based method of accounting for stock-based employee compensation prospectively as of January 1, 2003, and as a result, adoption of SFAS 123R is not expected to have a material impact on the Company’s results of operations or financial condition.

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company uses overall risk sensitivity to monitor and manage exposure to sudden changes in interest rates.  The Company’s overall interest rate sensitivity is demonstrated by a net interest income analysis.  Net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates.  This analysis assesses the risk of change in net interest income in the event of sudden and sustained 1.0% increases and decreases in market interest rates.  The tables below present the Company’s projected changes in net interest income for the various rate shock levels for the periods ended December 31, 2004 and 2003.

	2004 Net Interest Income
	Amount	Change	Percentage Change
	(Dollars in Thousands)

+100 bp	$2,045	$(100)	(4.7)%
Base	2,145	—	—
–100 bp	2,287	142	6.6%

	2003 Net Interest Income
	Amount	Change	Percentage Change
	(Dollars in Thousands)

+100 bp	$3,210	$64	2.0%
Base	3,146	—	—
–100 bp	3,121	(25)	(0.8)%

As shown above, at December 31, 2004, the effect of an immediate 100 basis point increase in interest rates would decrease the Company’s net interest income by 4.7%, or approximately $100,000.  The effect of an immediate 100 basis point decrease in rates would increase the Company’s net interest income by 6.6%, or approximately $142,000.  As federal funds overnight rates were under 2.0% as of December 31, 2003, market interest rates decreasing an additional 200 basis points was not achievable.  The Company’s Board of Directors has set a risk tolerance limit of 10% of estimated net interest income for the succeeding 12 months based on an immediate 200 basis point change in market prices.

Interest rate sensitivity reflected modest exposure in an increasing rate environment at the end of 2004 and 2003.  Overall net interest income sensitivity increased in 2004 compared to 2003.

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

Liquidity management is both a daily and long–term responsibility of management.  The Company adjusts its investments in liquid assets based upon management’s assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest–earning deposits and securities, and (iv) the objectives of its asset/liability management program.  Excess liquid assets are invested generally in interest–earning overnight deposits and short– and intermediate–term U.S. Government and agency obligations.

The Company’s cash flows are comprised of three primary classifications:  cash flows from operating activities, investing activities, and financing activities.  Cash flows provided by operating activities were $4.4 million, $1.9 million, and $2.0 million for the years ended December 31, 2004, 2003, and 2002.  Net cash from investing activities consisted primarily of principal collections on loans and proceeds from maturation and sales of securities offset by disbursements for loan originations and the purchase of securities.  In 2003, cash flows from investing activities were also affected by the $51.2 million in cash received in connection with the branch acquisition.  Net cash from financing activities consisted primarily of changes in net deposits and short–term borrowings partially offset by dividends paid and the purchase of Company stock.

The Company’s most liquid assets are cash and short–term investments.  The levels of these assets are dependent on the Company’s operating, financing, lending, and investing activities during any given year.  At December 31, 2004, cash and short–term investments totaled $7.9 million.  The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans.  The Company may also utilize the sale of securities available–for–sale, federal funds lines of credit from correspondent banks, and borrowings from the Federal Home Loan Bank of Chicago and  Bank One.

The following table discloses contractual obligations and commercial commitments of the Company as of December 31, 2004:

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years

Note payable	$559	$559	$—	$—	$—
Data processing contract payable	881	193	454	234	—
Lines of credit(1)	12,163	6,925	3,483	940	815
Standby letters of credit(1)	171	171	—	—	—

	$13,774	$7,848	$3,937	$1,174	$815

(1)  Represents amounts committed to customers.

During 2004 and 2003, the Company repurchased 1,018 and 5,329 shares of common stock for $71,000 and $315,000.

Capital provides the foundation for future growth.  Regulatory agencies have developed minimum guidelines by which the adequacy of a financial institution’s capital may be evaluated.  At December 31, 2004, all of the Company’s ratios exceeded the levels required under regulatory guidelines as shown in Note 15 of the Consolidated Financial Statements.

Facilities

The Company has purchased real estate in Yorkville, Illinois and is in the process of establishing a full service branch facility in that community.  Construction of the facility began in late 2004 and the branch is expected to open in early 2005.  The total estimated costs to complete the branch are $700,000 at December 31, 2004.

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

SAFE HARBOR STATEMENT

This document contains, and future oral and written statements of the Company and its management may contain, forward–looking statements, within the meaning of such term in the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company.  Forward–looking statements, which may be based upon beliefs, expectations and assumptions of the Company’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward–looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events.

The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain.  Factors which could have a material adverse effect on the operations and future prospects of the Company and its subsidiaries include, but are not limited to, the following:

•                                         The strength of the United States economy in general and the strength of the local economies in which the Company conducts its operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company’s assets.

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

•                                         Consumer spending and saving habits which may change in a manner that affects the Company’s business adversely.

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

These risks and uncertainties should be considered in evaluating forward–looking statements and undue reliance should not be placed on such statements.  Additional information concerning the Company and its business, including other factors that could materially affect the Company’s financial results, is included in the Company’s filings with the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

First Ottawa Bancshares, Inc.

Ottawa, Illinois

We have audited the accompanying consolidated balance sheets of First Ottawa Bancshares, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  The consolidated financial statements of the Company for the year ended December 31, 2002, were audited by other accountants whose report dated January 17, 2003, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2004 and 2003 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Ottawa Bancshares, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Indianapolis, Indiana

January 23, 2005

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

(In thousands, except share and per share data)

	2004	2003
Assets
Cash and due from banks	$7,930	$11,477
Interest-bearing demand deposits	—	6,400
Cash and cash equivalents	7,930	17,877
Certificates of deposit	24,647	13,190
Investment securities available for sale	104,652	113,433
Loans held for sale	1,701	1,644
Loans, net of allowance for loan losses of $1,174 and $1,049	131,618	129,255
Premises and equipment	7,624	7,537
Interest receivable and other assets	10,487	11,554
Total assets	$288,659	$294,490
Liabilities and Shareholders’ Equity
Liabilities
Deposits	$253,964	$264,921
Federal funds purchased	5,600	—
Securities sold under agreement to repurchase	750	—
Other borrowings	559	490
Other liabilities	3,934	4,424
Total liabilities	264,807	269,835
Commitments and Contingencies
Shareholders’ Equity
Preferred stock, $1 par value Authorized and unissued – 20,000 shares	—	—
Common stock, $1 par value, 1,000,000 shares authorized and 750,000 issued	750	750
Additional paid-in capital	4,018	4,008
Retained earnings	24,662	23,988
Treasury stock, at cost – 99,391 and 98,373 shares	(5,656)	(5,585)
Accumulated other comprehensive income	78	1,494
Total shareholders’ equity	23,852	24,655
Total liabilities and shareholders’ equity	$288,659	$294,490

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2004, 2003 and 2002

(In thousands, except share and per share data)

	2004	2003	2002
Interest and Dividend Income
Loans receivable	$8,318	$8,057	$7,976
Investment securities
Taxable	3,592	3,457	3,933
Exempt from federal tax	954	748	910
Federal funds sold	40	32	20
Interest–bearing deposits	633	357	253
Total interest and dividend income	13,537	12,651	13,092
Interest Expense
Deposits	4,162	4,207	5,089
Repurchase agreements	2	10	475
Federal funds purchased	24	158	68
Other interest expense	12	9	101
Total interest expense	4,200	4,384	5,733
Net Interest Income	9,337	8,267	7,359
Provision for loan losses	300	120	120
Net Interest Income After Provision for Loan Losses	9,037	8,147	7,239
Noninterest Income
Service fee income	1,089	866	768
Trust and farm management fee income	484	472	459
Net realized gains on sales of available–for–sale securities	465	—	102
Net gains on sales of loans	254	733	445
Other income	903	521	670
Total noninterest income	3,195	2,592	2,444
Noninterest Expenses
Salaries and employee benefits	4,651	4,122	3,954
Occupancy and equipment expense	1,270	943	867
Data processing fees	334	500	433
Supplies	165	190	117
Professional fees	484	419	343
Amortization of core deposit intangibles	399	34	—
Other expenses	1,504	1,205	1,004
Total noninterest expenses	8,807	7,413	6,718
Income Before Income Tax	3,425	3,326	2,965
Income tax expense	797	867	678
Net Income	$2,628	$2,459	$2,287
Earnings Per Share – Basic and Diluted	$4.03	$3.75	$3.47
Average Shares Outstanding	651,561	655,243	658,267

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended December 31, 2004, 2003 and 2002

(In thousands, except share and per share data)

	Common Stock	Additional Paid–in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total

Balances, January 1, 2002	$750	$4,000	$23,178	$(5,196)	$175	$22,907
Comprehensive income
Net income			2,287			2,287
Other comprehensive income, net of tax:
Unrealized gains on securities					2,254	2,254
Minimum pension liability					(217)	(217)
Comprehensive income						4,324
Cash dividends ($3.00 per share)			(1,974)			(1,974)
Purchase of 1,400 treasury shares				(74)		(74)
Balances, December 31, 2002	750	4,000	23,491	(5,270)	2,212	25,183
Comprehensive income
Net income			2,459			2,459
Other comprehensive income, net of tax – unrealized losses on securities					(718)	(718)
Comprehensive income						1,741
Cash dividends ($3.00 per share)			(1,962)			(1,962)
Stock options vested		8				8
Purchase of 5,329 treasury shares				(315)		(315)
Balances, December 31, 2003	750	4,008	23,988	(5,585)	1,494	24,655
Comprehensive income
Net income			2,628			2,628
Other comprehensive income, net of tax – unrealized losses on securities					(1,416)	(1,416)
Comprehensive income						1,212
Cash dividends ($3.00 per share)			(1,954)			(1,954)
Stock options vested		10				10
Purchase of 1,018 treasury shares				(71)		(71)
Balances, December 31, 2004	$750	$4,018	$24,662	$(5,656)	$78	$23,852

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003 and 2002

(In thousands, except per share data)

	2004	2003	2002
Operating Activities
Net income	$2,628	$2,459	$2,287
Items not requiring (providing) cash
Provision for loan losses	300	120	120
Premium amortization on securities, net	502	189	128
Derivative valuation adjustment	(411)	—	—
Depreciation and amortization	871	335	331
Loans originated for sale, net	197	900	109
Gains on sales of securities, net	(465)	—	(102)
Gains on sales of loans held for sale	(254)	(733)	(445)
Stock options vested	10	—	—
Change in
Interest receivable and other assets	791	(1,465)	474
Interest payable and other liabilities	241	70	(929)
Net cash provided by operating activities	4,410	1,875	1,973

Investing Activities
Purchases of securities available for sale	(32,247)	(43,703)	(16,811)
Proceeds from maturities and paydowns of securities available for sale	21,616	27,879	18,280
Proceeds from sales of securities available for sale	17,230		7,831
Purchases of certificates of deposit	(18,086)	(8,090)	(9,885)
Proceeds from maturities of certificates of deposit	7,040	7,885	—
Net change in loans	(2,804)	(9,295)	(2,003)
Purchases of premises and equipment	(543)	(2,537)	(2,030)
Cash received in branch acquisition	—	52,163	—
Net cash provided by (used in) investing activities	(7,794)	24,302	(4,618)

Financing Activities
Net change in
Deposits	(10,957)	1,866	28,500
Federal funds purchased	5,600	(14,700)	9,650
Securities sold under agreements to repurchase	750	(1,622)	(29,227)
Proceeds from borrowings	70	—	452
Repayment of borrowings	(1)	(162)	(4,000)
Purchase of treasury stock	(71)	(315)	(74)
Cash dividends	(1,954)	(1,973)	(1,983)
Net cash provided by (used in) financing activities	(6,563)	(16,906)	3,318

Net Change in Cash and Cash Equivalents	(9,947)	9,271	673

Cash and Cash Equivalents, Beginning of Year	17,877	8,606	7,933

Cash and Cash Equivalents, End of Year	$7,930	$17,877	$8,606

Additional Cash Flows Information
Interest paid	$4,460	$4,552	$6,217
Income tax paid, net of refunds	158	821	563
Transfers from loans to foreclosed real estate	141	174	331
Due from broker	—	—	(477)
Assets acquired and liabilities assumed in branch acquisition:
Loans	—	11,774	—
Premises and equipment	—	780	—
Goodwill and core deposit intangibles	—	4,553	—
Other assets, net	—	18	—
Deposits	—	(69,288)	—

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003 and 2002

(Table dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:  First Ottawa Bancshares, Inc. is a bank holding company whose principal activity is the ownership and management of its wholly–owned subsidiary, First National Bank of Ottawa (Bank).  The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in LaSalle, Grundy and surrounding counties in Illinois.  The Bank is subject to competition from other financial institutions.  The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.  The consolidated financial statements include First Ottawa Bancshares, Inc. and the Bank, and the Bank’s wholly owned subsidiary, First Ottawa Financial Corporation, together referred to as the Company.  Intercompany transactions and balances are eliminated in consolidation.

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

Securities:  Securities are classified as available–for–sale when they might be sold before maturity.  Securities available–for–sale are carried at fair value, with unrealized holding gains and losses reported, net of tax, as other comprehensive income.  Equity securities include Federal Home Loan Bank stock and Federal Reserve Bank stock, which are restricted securities that are carried at cost, and a mutual fund investment that is carried at fair value.  Securities are written down to fair value, with a charge to expense, when a decline in fair value is not temporary.

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

Loan impairment is reported when full payment under the loan terms is not expected.  Impairment is evaluated in total for smaller–balance loans of similar nature, such as residential mortgage and consumer loans, and on an individual loan basis for other loans.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the loan’s observable market price or the fair value of collateral if the loan is collateral dependent.  Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when the internal grading system indicates a doubtful classification.

Premises and Equipment:  Asset cost is reported net of accumulated depreciation.  Buildings and related components are depreciated using the straight–line method with useful lives ranging from 7 to 39 years. Furniture, fixtures and equipment are depreciated using the straight–line method with useful lives ranging from 5 to 15 years.  These assets are reviewed for impairment when events indicate that the carrying amount may not be recoverable.  Maintenance and repairs are charged to expense and improvements are capitalized.

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

Mortgage Servicing Rights:  Servicing rights are recognized as assets for the allocated value of servicing rights retained on loans sold and are classified with interest receivable and other assets in the consolidated balance sheets.  Servicing rights are expensed in proportion to and over the period of estimated net servicing revenues.  Impairment is evaluated based on the fair value of the rights using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics.  Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market–based assumptions.  Any impairment of a grouping is reported as a valuation allowance.  There was no such valuation allowance recorded at December 31, 2004 and 2003, and mortgage servicing rights were not material at either date.

Intangible Assets:   Core deposit intangibles are being amortized on an accelerated basis over 11 years and are periodically evaluated as to the recoverability of their carrying value.

Goodwill:   Goodwill is reviewed for impairment annually with any loss recognized through the income statement.

Stock Options:  The Company has a stock–based compensation plan, which is more fully described in Note 12.  The Company accounts for this plan under the recognition and measurement principles of Statement of Financial Accounting Standards No. 123, Accounting for Stock–Based Compensation.  The value of options granted under this plan is charged to expense over the vesting period of the grants.

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

Earnings Per Share:  Basic earnings per share is calculated based on the weighted-average common shares outstanding during the year.  The Company had no dilutive securities during the three years in the period ended December 31, 2004.

Fair Values of Financial Instruments:  Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately.  Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items.  Changes in assumptions or in market conditions could significantly affect the estimates.  The fair value estimates of existing on– and off–balance–sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Comprehensive Income:  Comprehensive income includes both net income and other comprehensive income (loss).  Other comprehensive income (loss) includes the changes in unrealized gains and losses on securities available–for–sale, and minimum pension liability, net of deferred income taxes.

Reclassifications:  Some items in the prior years’ financial statements were reclassified to conform to the current presentation.

NOTE 2 – BUSINESS COMBINATION

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

NOTE 3 – SECURITIES AVAILABLE FOR SALE

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2004

U. S. Treasury	$10,103	$1	$(45)	$10,059
Federal agencies	47,482	345	(226)	47,601
State and municipal	26,250	576	(244)	26,582
Mortgage–backed securities and collateralized mortgage obligations	12,252	120	(32)	12,340
Corporate obligations	4,686	20	(53)	4,653
Marketable equity securities	3,431	14	(28)	3,417
Total investment securities	$104,204	$1,076	$(628)	$104,652

December 31, 2003

U. S. Treasury	$11,619	$72	$(2)	$11,689
Federal agencies	66,267	1,647	(56)	67,858
State and municipal	14,041	796	(43)	14,794
Mortgage–backed securities and collateralized mortgage obligations	13,284	189	(80)	13,393
Corporate obligations	2,222	101	—	2,323
Marketable equity securities	3,406	20	(50)	3,376
Total investment securities	$110,839	$2,825	$(231)	$113,433

As of December 31, 2004 and 2003, the Company had approximately $4,505,000 and $6,950,000 invested in bonds issued by municipalities located within LaSalle County, Illinois.

Securities with an approximate carrying value of $59,097,000 and $58,428,000 were pledged at December 31, 2004 and 2003 to secure trust and public deposits, repurchase agreements, and for other purposes as required or permitted by law.

The fair value of contractual maturities of securities available for sale at December 31, 2004 were as follows.  Securities not due at a single maturity date, primarily mortgage–backed and equity securities, are shown separately.

Within one year	$2,541
One to five years	66,593
Five to ten years	16,782
After ten years	2,979
88,895
Mortgage–backed securities and collateralized mortgage obligations	12,340
Marketable equity securities	3,417
Totals	$104,652

Information regarding realized gains and losses on sales of securities available for sale follows:

	2004	2003	2002
Gross gains	$465	$—	$104
Gross losses	—	—	(2)

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost.  Total fair value of these investments at December 31, 2004 and 2003, was $48.9 million and $14.7 million, which was approximately 47.1% and 13.0% of the Company’s available–for–sale investment portfolio at those dates.  These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates, management  believes the declines in fair value for these securities are temporary.   Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other–than–temporary impairment is identified.

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

December 31, 2004

U. S. Treasury	$8,062	$45	$—	$—	$8,062	$45
Federal agencies	20,130	226	—	—	20,130	226
State and municipal	11,353	244	—	—	11,353	244
Mortgage–backed securities and collateralized mortgage obligations	5,458	31	6	1	5,464	32
Corporate obligations	3,328	53	—	—	3,328	53
Marketable equity securities	—	—	546	28	546	28
Total temporarily impaired securities	$48,331	$599	$552	$29	$48,883	$628

December 31, 2003

U. S. Treasury	$1,001	$2	$—	$—	$1,001	$2
Federal agencies	9,285	56	—	—	9,285	56
State and municipal	153	43	—	—	153	43
Mortgage–backed securities and collateralized mortgage obligations	2,928	80	—	—	2,928	80
Corporate obligations	—	—	—	—	—	—
Marketable equity securities	—	—	1,360	50	1,360	50
Total temporarily impaired securities	$13,367	$181	$1,360	$50	$14,727	$231

NOTE 4 – LOANS

Major classifications of loans as of December 31, 2004 and 2003 are summarized as follows:

	2004	2003

Real estate	$74,225	$70,839
Commercial and agricultural	28,341	24,197
Installment	17,575	22,812
Home equity lines of credit	12,651	12,456
Total loans	132,792	130,304
Allowance for loan losses	(1,174)	(1,049)

Net loans	$131,618	$129,255

Certain executive officers, directors, and their related interests are loan customers of the Company.  A summary of such loans made by the Company in the ordinary course of business is as follows:

Balance at January 1, 2004	$4,320
New loans	51
Repayments	(2,716)

Balance at December 31, 2004	$1,655

Information regarding impaired loans at December 31, 2004 and 2003 is as follows:

	2004	2003

Impaired loans with an allowance	$2,017	$1,943
Impaired loans for which the discounted cash flows or collateral value exceeds the carrying value of the loan	44	163

Total impaired loans	$2,061	$2,106

Allowance for impaired loans included in the Company’s allowance for loan losses	$493	$342

	2004	2003	2002

Average balance of impaired loans	$2,074	$1,599	$1,636
Interest income recognized on impaired loans	127	157	155
Interest income recognized on impaired loans – cash basis	107	153	112

Nonperforming loans were as follows at December 31:

	2004	2003

Loans past due over 90 days still on accrual	$727	$293
Nonaccrual loans	161	137

NOTE 5 – ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2004	2003	2002
Allowance for loan losses
Balances, January 1	$1,049	$1,167	$1,109
Provision for losses	300	120	120
Recoveries on loans	98	181	171
Loans charged off	(273)	(419)	(233)

Balances, December 31	$1,174	$1,049	$1,167

NOTE 6 – LOAN SALES AND SERVICING

The Company sells mortgage loans with servicing retained to the Federal Home Loan Mortgage Corporation (FHLMC) and the Illinois Housing Development Authority (IHDA).  The Company realized gross proceeds from the sales of mortgage loans totaling $9,133,000, $26,296,000 and $15,841,000 in 2004, 2003 and 2002.  Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balances of these loans are summarized as follows:

	2004	2003
Loans serviced for
Freddie Mac	$35,698	$32,823
IHDA	732	1,148

	$36,430	$33,971

Following is an analysis of the changes in originated mortgage servicing rights:

	2004	2003	2002
Mortgage Servicing Rights
Balances, January 1	$445	$301	$135
Servicing rights capitalized	89	256	193
Amortization of servicing rights	(154)	(112)	(27)

Balances, December 31	$380	$445	$301

NOTE 7 – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at December 31:

	2004	2003
Cost
Land	$1,816	$1,791
Buildings and land improvements	6,809	6,521
Equipment	4,307	4,095
Construction in progress	46	—
Total cost	12,978	12,407
Accumulated depreciation and amortization	(5,354)	(4,870)

Net	$7,624	$7,537

The Company anticipates additional capital expenditures of approximately $488,000 to complete a full service branch currently under construction in Yorkville, Illinois.

NOTE 8 – DEPOSITS

Deposits consisted of the following at December 31:

	2004	2003
Noninterest–bearing demand	$31,582	$29,933
Interest–bearing demand	61,613	64,050
Savings	28,235	27,826
Money market savings	38,252	28,828
Certificates and other time deposits of $100,000 or more	22,462	26,425
Other certificates and time deposits	71,820	87,859

Total deposits	$253,964	$264,921

At December 31, 2004, the scheduled maturities of certificates of deposit were as follows:

2005	$44,678
2006	17,379
2007	11,669
2008	15,264
2009	5,292

$94,282

Deposits held by the Company from related parties at December 31, 2004 totaled $2,163,000.

NOTE 9 – BORROWINGS

The Company has a note payable that consists of a $2,000,000 unsecured line of credit with Marshall & Ilsley Bank, maturing on August 25, 2005.  The outstanding balance under the line of credit was $559,000 and $490,000 at December 31, 2004 and 2003.  Interest is payable quarterly at LIBOR plus 165 basis points (4.07% and 2.91% at December 31, 2004 and 2003).

NOTE 10 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are financing arrangements.  Physical control is maintained for all securities sold under repurchase agreements.  The average balance and interest rate during 2004 and 2003 was $215,000 and $475,000 and 1.63% and 2.11%.  The maximum month–end balance during 2004 and 2003 was $750,000 and $1,545,000.

NOTE 11 – BENEFIT PLANS

The Bank has a noncontributory defined-benefit pension plan covering all employees who meet the eligibility requirements.  In 1999, all plan benefits were frozen.  The Bank’s funding policy is to make the minimum annual contribution that is required by applicable regulations, plus such amounts as the Bank may determine to be appropriate from time to time.  The Bank expects to contribute approximately $200,000 to the plan in 2005.  The Bank uses a December 31 measurement date for the plan.

The following tables set forth the Bank’s pension plan’s funded status and amounts actuarially determined for the years indicated:

	2004	2003
Change in benefit obligation
Beginning benefit obligation	$1,842	$1,929
Interest cost	117	114
Actuarial loss (gain)	146	(43)
Settlements	(107)	—
Benefits paid	(130)	(158)

Ending benefit obligation	$1,868	$1,842

Change in plan assets
Beginning fair value	$1,431	$1,233
Actual return	113	256
Employer contribution	200	100
Settlements	(107)	—
Benefits paid	(130)	(158)

Ending fair value	$1,507	$1,431

Funded status	$(361)	$(411)
Unrecognized net actuarial loss	(269)	(155)

Accrued benefit cost	$(92)	$(256)

Accumulated benefit obligation	$1,868	$1,842

	2004	2003	2002
Assumptions used to determine benefit obligations
Discount rate	6.00%	6.25%	6.25%
Expected return on plan assets	7.0	7.0	7.0

Assumptions used to determine benefit costs
Discount rate	6.25%	6.25%	7.0%
Expected return on plan assets	7.0	7.0	7.0

The Company has estimated the long–term rate of return on plan assets based primarily on historical returns on plan assets, adjusted for changes in target portfolio allocations and recent changes in long–term interest rates based on publicly available information.

	2004	2003	2002
Components of net periodic benefit cost
Interest cost	$117	$114	$120
Return on plan assets	(97)	(82)	(105)
Amortization	3	9	20

Net expense	$23	$41	$35

Plan assets are held by a bank–administered trust fund, which invests the plan assets in accordance with the provisions of the plan agreement.  The permitted investments as established by the plan agreement include, but are not limited to, common and preferred stocks, open–end or closed–end mutual funds, bonds and other evidences of indebtedness or ownership, and real estate or any interest therein.

Asset allocation is primarily based on a strategy to provide stable earnings while attempting to recognize potentially higher returns through limited investments in equity securities.  Plan assets are rebalanced periodically.  At December 31, 2004, and 2003, allocations by percentages were as follows:

	2004	2003

Equity mutual funds	63.8%	64.3%
Fixed income mutual funds	22.3	26.9
GNMA pool	.6	1.2
Money market funds and other	13.3	7.6

At December 31, 2004 and 2003 market values of plan assets were as follows:

	2004	2003

Equity mutual funds	$961	$920
Fixed income mutual funds	336	385
GNMA pool	9	17
Money market funds and other	201	109

The Bank has a directors’ retirement plan which provides retirement benefits primarily to former members of the Board of Directors.  The Bank also maintains a supplemental executive retirement plan that provides benefits to certain key executive officers and directors in accordance with the plan document.  The Bank accrued expenses related to these plans totaling  $126,000, $188,000 and $191,000 in 2004, 2003 and 2002.

The Company’s 401(k) profit sharing plan covers eligible employees with more than one year of service, as defined, and who are at least 21 years of age.  The plan allows employee contributions.  The Company may make a matching contribution equal to a percentage of salary deferral and discretionary profit sharing contributions.  The matching percentage is limited to 6% of compensation.  The Company’s contributions , which are made following the end of the calendar year, totaled $140,000, $122,000 and $85,000 for 2004, 2003, and 2002.

NOTE  12 –  STOCK OPTION PLAN

The Company grants selected executives and other key employees and directors incentive and non–qualified stock option awards which vest and become fully exercisable at the discretion of the Board of Directors as the options are granted.  The Company is authorized to grant options for up to 150,000 shares of the Company’s common stock.  The exercise price of the options, which have a ten year life, may not be less than the market price of the Company’s stock on the date of grant.

The following is a summary of the status of the Company’s stock option plan and changes in that plan for 2004 and  2003.  The Company had no grants outstanding prior to 2003.

	2004		2003
Options	Shares	Weighted– Average Exercise Price	Shares	Weighted– Average Exercise Price

Outstanding, beginning of year	6,750	$56.00	—	$
Granted	6,750	62.00	6,750	56.00
Outstanding, end of year	13,500	59.00	6,750	56.00
Options exercisable at year end	1,684		—
Weighted–average fair value of options granted during the year		$1.30		$9.59

At December 31, 2004, certain information by exercise price for options outstanding and exercisable is as follows:

Exercise Price	Number of Shares	Weighted– Average Remaining Contractual Life	Number of Shares Exercisable

$56.00	6,750	9.5 years	1,684
62.00	6,750	8.5 years	—

The fair value of each option grant was estimated on the grant date using an option–pricing model with the following assumptions:

	2004	2003

Risk–free interest rates	4.21%	3.27%
Dividend yields	4.35%	4.96%
Volatility factors of expected market price of common stock	3.06%	23.55%
Weighted–average expected life of the options	9.5years	9.5years

NOTE 13 – INCOME TAXES

The balance sheets included the following amounts of deferred tax assets and liabilities at December 31:

	2004	2003	2002
Income tax expense
Currently payable
Federal	$337	$619	$332
State	(58)	(8)	104
Deferred	518	256	242
Total income tax expense	$797	$867	$678
Reconciliation of federal statutory to actual tax expense
Federal statutory income tax at 34%	$1,165	$1,131	$1,008
Tax–exempt income	(330)	(261)	(320)
Nondeductible interest expense	24	21	35
Effect of state income taxes and other items, net	(62)	(24)	(45)

Actual tax expense	$797	$867	$678

Effective tax rate	23.3%	26.1%	22.9%

The components of the deferred liability included on the balance sheets are as follows:

	2004	2003
Assets
Allowance for loan losses	$270	$219
Deferred compensation	259	219
Pension costs	201	118
Minimum pension liability	137	137
AMT credit carryovers	—	92
Other	49	—
Total assets	916	785
Liabilities
FHLB stock	(98)	(73)
Depreciation	(584)	(168)
Mortgage servicing rights	(157)	(184)
Unrealized gain on securities available for sale	(152)	(881)
Other	(112)	(15)
Total liabilities	(1,103)	(1,321)
	$(187)	$(536)

NOTE 14 – DERIVATIVES

The Company uses derivatives to fix future cash flows for interest payments on some of its floating rate certificates of deposit.  In this regard, the Company has entered into an interest rate swap with the Federal Home Loan Bank of Chicago to fix the interest rate on a specific certificate of deposit product.  At December 31, 2004, the Company had $2,719,000 of certificates of deposit, which mature in 2007, 2008, and 2009, in which it pays the Federal Home Loan Bank a weighted-average interest rate of 3.33% and will receive an interest rate from the Federal Home Loan Bank based on the appreciation of the S&P 500 Index.  This interest received from the Federal Home Loan Bank will be paid to the customer.  The assets and liabilities in this transaction are being netted and the expense recorded in interest expense on deposits.

In addition to the above, the Company also purchased $7,150,000 of certificates of deposit which are included in the certificates of deposit caption on the consolidated balance sheet.  These investments have a five year term from date of purchase.  The investments that individually do not exceed $100,000 are insured by the FDIC.  Investments that individually exceed $100,000 are guaranteed by a standby letter of credit issued by the Federal Home Loan Bank of Pittsburgh with no interest.  The initial investment is not at risk but the return on the investment is based on a calculation of the appreciation in the S&P 500 Index. The fair value of this embedded derivative is recorded in certificates of deposit and the fair value adjustment is included in other income.  At December 31, 2004, the Bank had allocated $982,000 to this asset and recorded a valuation allowance of $242,000, which is classified with the certificates of deposit caption on the consolidated balance sheet.

NOTE 15 – COMMITMENTS, OFF–BALANCE–SHEET RISK, AND CONTINGENCIES

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

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank.  The reserve required at December 31, 2004 was $350,000.

Some financial instruments are used in the normal course of business to meet the financing needs of customers.  These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees.  These involve, to varying degrees, credit and interest–rate risk in excess of the amounts reported in the financial statements.

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

A summary of the notional or contractual amounts of financial instruments with off–balance–sheet risk at year end follows:

	2004	2003

Unused lines of credit	$12,163	$15,801
Standby letter of credit	171	136

At December 31, 2004, all of the commitments to extend credit were at variable rates of interest.

NOTE 16 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate fair values for financial instruments.  The carrying amount is considered to estimate fair value for cash and due from banks, demand, NOW, money market and savings deposits, federal funds purchased, securities sold under repurchase agreements, accrued interest receivable and payable, and variable rate loans or deposits.  Securities fair values are based on quoted market prices or, if no quotes are available, on the rate and term of the security and on information about the issuer.  The fair value of loans held for sale and derivatives are based on quoted market prices.  For fixed rate loans or deposits, the fair value is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk.  Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.  The fair value of off–balance–sheet items is based on the fees or cost that would currently be charged to enter into or terminate such agreements and is not material.

The carrying values and estimated fair values of the Company’s financial instruments as of December 31, 2004 and 2003 were as follows:

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$7,930	$7,930	$17,877	$17,877
Certificates of deposit and related derivative	24,647	24,647	13,190	13,190
Securities available for sale	104,652	104,652	113,433	113,433
Loans held for sale	1,701	1,701	1,644	1,644
Loans	131,618	132,474	129,255	129,584
Cash value of life insurance	2,884	2,884	1,806	1,806
Interest receivable	1,932	1,932	2,129	2,129
Liabilities
Deposits with no stated maturities	159,682	146,178	150,637	139,955
Time deposits	94,282	96,519	114,284	116,211
Federal funds purchased	5,600	5,600	—	—
Securities sold under agreement to repurchase	750	752	—	—
Other borrowings	559	559	490	490
Interest payable	571	571	832	832

NOTE 17 – REGULATORY AND CAPITAL MATTERS

The Company may pay dividends without restriction under the current Federal Reserve regulations so long as it remains “adequately capitalized” after such payment.  The Bank is subject to statutory dividend restrictions which provide, in general, that the Bank may pay the current year’s earnings and the prior two years’ retained earnings without the prior approval of the Office of the Comptroller of Currency.  At December 31, 2004, the Bank’s stockholder’s equity totaled $24,031,000, of which $23,317,000 was not available for payment of dividends, without prior regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies.  Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off–balance–sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases.  Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

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

The Company’s only activity is ownership of the Bank, and, therefore, its capital, capital ratios, and minimum required levels of capital are materially the same as the Bank’s.   The actual capital levels and minimum required levels for the Company were:

	Actual		Required for Adequate Capital		To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2004
Total risk–based capital (to risk–weighted assets)	$20,769	12.2%	$13,600	8.0%	$16,991	10.0%
Tier 1 capital (to risk–weighted assets)	19,595	11.5%	6,800	4.0%	10,200	6.0%
Tier 1 capital (to average assets)	19,595	6.7%	11,670	4.0%	14,588	5.0%

December 31, 2003
Total risk–based capital (to risk–weighted assets)	$19,661	11.9%	$13,201	8.0%	$16,501	10.0%
Tier 1 capital (to risk–weighted assets)	18,612	11.3%	6,600	4.0%	9,901	6.0%
Tier 1 capital (to average assets)	18,612	7.2%	10,303	4.0%	12,878	5.0%

At December 31, 2004, the Company and the Bank were categorized as well capitalized and management is not aware of any conditions or events since the most recent notification that would change the Company’s or Bank’s category.

NOTE 18 – OTHER COMPREHENSIVE INCOME

	2004	2003	2002
Unrealized gains (losses) on securities
Unrealized holding gains (losses) arising during the year	$(2,145)	$(1,086)	$3,517
Less: reclassification adjustment for gains realized in net income	—	—	(102)
Minimum pension liability	—	—	(354)
	(2,145)	(1,086)	3,061
Tax effect	729	368	(1,024)

Other comprehensive income (loss)	$(1,416)	$(718)	$2,037

NOTE 19 – PARENT COMPANY FINANCIAL STATEMENTS

The following are the condensed balance sheets, statements of income and cash flows for First Ottawa Bancshares, Inc.

Condensed Balance Sheets

	2004	2003
Assets
Cash on deposit with Bank	$1,304	$8
Investment in common stock of Bank	24,031	24,766
Dividends receivable	—	1,305
Other assets	404	376
Total assets	$25,739	$26,455

Liabilities
Note payable	$559	$490
Dividends payable	1,303	1,305
Other liabilities	25	5
	1,887	1,800
Shareholders’ Equity	23,852	24,655

Total liabilities and shareholders’ equity	$25,739	$26,455

Condensed Statements of Income

	2004	2003	2002

Income – dividends from Bank	$2,003	$2,502	$2,034
Expenses	85	109	86
Income before income tax and equity in undistributed income of subsidiary	1,918	2,393	1,948
Income tax benefit	29	33	—
Income before equity in undistributed income of subsidiary	1,947	2,426	1,948
Equity in undistributed income of subsidiary	681	33	339

Net Income	$2,628	$2,459	$2,287

Condensed Statements of Cash Flows

	2004	2003	2002
Operating Activities
Net income	$2,628	$2,459	$2,287
Item not requiring (providing) cash
Equity in undistributed earnings of Bank	(681)	(33)	(339)
Other	1,295	(1,302)	976
Net cash provided by operating activities	3,242	1,124	2,924

Financing Activities
Purchase of treasury shares	(71)	(315)	(74)
Loan proceeds (payments), net	69	(161)	452
Cash dividends	(1,954)	(1,973)	(1,983)
Vested stock options	10	8	—
Net cash used in financing activities	(1,946)	(2,441)	(1,605)

Net Change in Cash and Cash Equivalents	1,296	(1,317)	1,319

Cash and Cash Equivalents, Beginning of Year	8	1,325	6

Cash and Cash Equivalents, End of Year	$1,304	$8	$1,325

NOTE 20 – QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Basic and Diluted Earnings Per Share
2004
First quarter	$3,369	$2,272	$479	$0.74
Second quarter	3,373	2,332	578	0.88
Third quarter	3,398	2,363	677	1.04
Fourth quarter	3,397	2,370	894	1.37
2003
First Quarter	3,175	1,988	614	0.94
Second quarter	3,128	2,017	652	0.99
Third quarter	3,094	2,082	627	0.96
Fourth quarter (a)	3,254	2,180	566	0.87

(a)  Net income and earnings per share in the fourth quarter of 2003 were affected by one time expenses related to the acquisition of Streator branch facilities.

FIRST OTTAWA BANCSHARES, INC.

SHAREHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 3 p.m., local time on May 18, 2005 at the corporate headquarters located at 701 LaSalle Street, Ottawa, Illinois 61350.

PRICE RANGE OF COMMON STOCK

As of February 8, 2005, there were approximately 541 shareholders of record and 650,609 outstanding shares of common stock.

The Company’s common stock is not traded on any national or regional securities exchange and there is no established public trading market for it.  Transactions in the Company’s common stock have been infrequent.  To the knowledge of the Company’s management, during 2003, 2004 and the first month of 2005, an aggregate of approximately 169,738 shares of the Company’s common stock was transferred in approximately 95 separate transactions, excluding the 5,329 shares purchased by the Company in 2003 at $56 per share and 1,018 shares purchased by the Company in 2004 at $70 per share.  These transfers represented both transfers for consideration (i.e., sales) and transfers for no consideration (e.g., gifts, estate transfers, etc.).  The Company’s management is unable to differentiate such transfers and has limited knowledge of the sale prices for transfers involving consideration.  The last price known to the Company’s management was a sale of 346 shares on January 24, 2005 at $70.00 per share.

The following dividends per share were paid on the Company’s common stock on the dates indicated: January 1, 2003 – $2.00; July 1, 2003 – $1.00; January 1, 2004 – $2.00; July 1, 2004 – $1.00; January 1, 2005 – $2.00

WEB SITE FOR UNITED STATES SECURITIES AND EXCHANGE COMMISSION FILINGS

All reports filed electronically by the Company with the United Stated Securities Exchange Commission (the “SEC”), including the annual report on Form 10–K, quarterly reports on Form 10–Q, and current events reports on Form 8–K, as well as any amendments to those reports are accessible at no cost on our internet site at www.firstottawa.com and on the SEC’s web site at www.sec.gov.  We will also provide you with a copy free of charge by contacting Cheryl Gage, Corporate Secretary, First Ottawa Bancshares, Inc., 701 LaSalle Street, Ottawa, Illinois 61350.

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