Form 10-K/A, Exhibit 13
period 2004-12-31
FIRST OTTAWA BANCSHARES INC
filed 2005-07-07
CIK 1099668

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

/s/ BKD, LLP
Indianapolis, Indiana
January 23, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

First Ottawa Bancshares, Inc.

Ottawa, Illinois

We have audited the accompanying consolidated statements of income, changes in shareholders' equity, and cash flows of First Ottawa Bancshares, Inc. for the year ended December 31, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, First Ottawa Bancshares, Inc.'s results of operations and cash flows for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Chizek and Company LLC

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