Form 10-K, Exhibit 13
period 2005-12-31
FIRST OTTAWA BANCSHARES INC
filed 2006-03-29
CIK 1099668

Exhibit 13.1

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY

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

	Year Ended December 31,
	2005	2004	2003	2002	2001
Statement of Income Data:
Total interest income	$13,908	$13,537	$12,651	$13,092	$14,921
Total interest expense	4,613	4,200	4,384	5,733	7,773
Net interest income	9,295	9,337	8,267	7,359	7,148
Provision for loan losses	300	300	120	120	300
Noninterest income	2,842	3,195	2,592	2,444	2,457
Noninterest expenses	8,501	8,807	7,413	6,718	6,732
Income before income taxes	3,336	3,425	3,326	2,965	2,573
Provision for income taxes	791	797	867	678	460

Net income	$2,545	$2,628	$2,459	$2,287	$2,113

Per Share Data:
Net income – basic	$3.92	$4.03	$3.75	$3.47	$3.19
Net income – diluted	3.90	4.03	3.75	3.47	3.19
Cash dividends declared	3.00	3.00	3.00	3.00	3.00
Book value at end of year (1)	37.43	36.54	35.54	34.97	34.53

Selected Financial Ratios:
Return on average assets (1)	.87%	.88%	1.00%	.99%	.94%
Return on average equity (1)	10.50	11.05	10.50	9.73	9.18
Dividend payout ratio	76.53	74.44	79.79	86.46	94.04
Average equity to average assets (1)	8.30	7.96	9.56	10.20	10.29
Net interest margin (tax equivalent)	3.70	3.60	3.89	3.77	3.74
Allowance for loan losses to total loans at the end of period	.88	.88	.80	1.06	1.01
Nonperforming loans to total loans at the end of period (2)	.87	1.55	2.04	1.83	1.15
Net loans charged off to average total loans	.09	.13	.21	.06	.25

Balance Sheet Data:
Total assets	$278,739	$288,659	$294,490	$240,662	$232,565
Total earning assets	253,641	262,618	276,767	223,324	216,927
Average assets	290,765	299,665	247,961	232,335	224,653
Gross loans, including loans held for sale	152,860	134,493	131,948	111,454	109,508
Allowance for loan losses	1,344	1,174	1,049	1,167	1,109
Total deposits	239,881	253,964	264,921	193,767	165,267
Federal funds purchased and securities sold under agreements to repurchase	12,700	6,350	—	16,322	25,899
Shareholders’ equity	22,858	23,852	24,655	25,183	22,907

(1)               Excludes unrealized gain (loss) on securities available—for–sale.

(2)               Includes total nonaccrual loans, impaired loans, and all other loans 90 days past due and still accruing interest.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended as a review of significant factors affecting the financial condition and results of operations of the Company for the periods indicated. The discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto and the Selected Consolidated Financial Data presented herein. In addition to historical information, the following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward–looking statements that involve risks and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward–looking statements as a result of certain factors discussed elsewhere in this report, including under “Risk Factors” in Item I.A. of our Form 10-K.

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

Net income was $2.5 million for the year ended December 31, 2005 compared to $2.6 million for the year ended December 31, 2004. The return on average assets was .87% in 2005 compared to .88% in 2004. The return on average equity decreased to 10.50% in 2005 from 11.05% in 2004. This resulted primarily from the decrease in net income partially offset by the change in average equity due to stock repurchases in 2005 and 2004.

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

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The Company’s significant accounting policies are described in detail in the notes to the Company’s consolidated financial statements for the year ended December 31, 2005. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company’s financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

Allowance for Credit Losses– The allowance for credit losses provides coverage for probable losses inherent in the Company’s loan portfolio. Management evaluates the adequacy of the allowance for credit losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer–specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management’s estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge–offs.

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

Regardless of the extent of the Company’s analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer’s financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer–specific conditions affecting the identification and estimation of losses for larger non–homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company’s evaluation of imprecise risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

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

Consolidated Financial Condition

Total assets at December 31, 2005 were $278.7 million compared to $288.7 million at December 31, 2004, a decrease of $10.0 million, or 3.5%. Despite the decrease in our total assets, our total loans increased 15.11% in 2005. Commercial and agricultural loans increased $5.3 million during 2005 due to an effort by management to increase the size of the commercial loan portfolio. Real estate loans also increased by $21.2 million during 2005, again due to an effort by management to increase the size of the portfolio. These increases were partially offset by the decrease in installment loans of $6.0 million due to a general decline in indirect lending volume and more stringent underwriting guidelines on consumer loans. Loans held for sale decreased by $1.7 million as refinancing activity cooled during 2005 as a result of the increase in interest rates throughout 2005 from the historical low levels of 2003. Contributing to the decrease in total assets was a $1.1 million decrease in cash and cash equivalents due to a reduction in the reserve amount required by the Federal Reserve Bank. Investment securities decreased by $14.0 million, and certificates of deposit held for investment purposes decreased by $13.1 million. Premises and equipment increased by $400,000 due to capital expenditures on existing buildings and the construction of a new Yorkville, Illinois branch facility. The increase in loans was funded by a decrease in securities and increases in federal funds purchased. Total borrowings increased $5.8 million as a result of a $7.1 million increase in federal funds purchased, a $559,000 decrease in other borrowings, and a $750,000 decrease in securities sold under repurchase agreements. Total deposits decreased $14.1 million. This decrease was primarily a result of management’s decision to reduce the number of special rate deposit products which were offered to attract customers in new markets in 2004.

Total equity was $22.9 million at December 31, 2005 compared to $23.9 million at December 31, 2004. The decrease was primarily the result of a decrease in the unrealized gain on securities available–for–sale, net of tax, of $1.5 million, dividends declared of $1.9 million and by the repurchase of Company common stock for $89,000. The decrease was partially offset by net income of $2.5 million.

Consolidated Results of Operations

2005 Compared to 2004

Net Interest Income. Net interest income was $9.3 million in 2005 and 2004. Interest income on earning assets increased $371,000 in 2005 from 2004. This increase was primarily attributable to increased interest income earned on the loan portfolio of $1.1 million, tax exempt securities of $50,000, and federal funds sold of $193,000. The increases were attributable to increases in average balances and also average tax–equivalent yields available in the marketplace in 2005. Increases were offset by decreased interest income earned on taxable securities of $904,000, and certificates of deposit held for investment of $78,000. Interest expense on interest–bearing liabilities increased $413,000 as a result of an increase in the average rate paid on liabilities of 25 basis points, from 1.73% in 2004 to 1.98% in 2005. The net interest margin on a tax equivalent basis increased to 3.70% in 2005 from 3.60% in 2004. The primary reason for the increase in the net interest margin was the result of a gradual reallocation to loans which earn at higher rates than other types of interest-bearing assets.

Provision for Loan Losses. The provision for loan losses remained constant at $300,000 in 2005 and 2004. As of December 31, 2005, the allowance for loan losses totaled $1.3 million, or ..88% of total loans, compared to $1.2 million, or .88% of total loans, at December 31, 2004. The increase in the allowance for loan losses in 2005 was influenced by the continued growth in the loan portfolio.

The amounts of the provision and allowance for loan losses are influenced by current economic conditions, actual loss experience, industry trends and other factors, including real estate values in the Company’s market area and management’s assessment of current collection risks within the loan portfolio. Along with other financial institutions, management shares a concern for the outlook of the economy for 2006. Even though there are indications of emerging strength, it is uncertain if this strength is sustainable. If it is not sustainable, borrowers may experience difficulty, and the level of non–performing loans, charge-offs, and delinquencies could rise and require increases in the provision. The allowance for loan losses represents management’s estimate of probable incurred losses based on information available as of the date of the financial statements. The allowance for loan losses is based on management’s evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, and economic conditions.

Management has concluded that the allowance for loan losses is adequate at December 31, 2005. However, there can be no assurance that the allowance for loan losses will be adequate to cover all losses.

Noninterest Income. The Company’s noninterest income decreased $353,000, or 11.0%, compared to 2004. Noninterest income decreased primarily due to gains on securities sold of $172,000 in 2005, a decrease of $293,000 compared to 2004, as the Company sold a large amount of securities for a gain in 2004. Gains on loan sales to the secondary market decreased $163,000 to $91,000 in 2005 compared to 2004 as a result of fewer originations of residential real estate loans in 2004 because of the general increase in interest rates in 2005. Service charges on deposit accounts increased modestly by $23,000, or 2.1%, to $1.1 million. Other income increased by $68,000, or 7.5%, compared to 2004. This increase is primarily due to a $188,000 increase in the market value of derivatives related to index powered certificates of deposit held for investments and for customers of the Bank. Trust and farm management fee income increased modestly by $12,000, to $496,000 in 2005 compared to 2004.

Noninterest Expense. The Company’s noninterest expense was $8.5 million in 2005 and $8.8 million for 2004. Salaries and benefits, which is the largest component of noninterest expense, remained constant at $4.7 million. Increases in occupancy and equipment expense of $10,000, data expense of $37,000, and supplies expense of $46,000 were offset by decreases in professional fees of $40,000, amortization of core deposit intangible expense of $80,000, and other expenses of $279,000. Other expense was reduced due to decreased collection expenses, decreased secondary mortgage market expenses, decreased directors’ life insurance expense and decreased miscellaneous loan expenses. Income tax expense decreased by $6,000 compared to the prior year. The Company’s effective tax rate increased slightly due to an increase in state income tax expense.

Income Taxes. The Company’s tax rate varied from statutory rates principally due to interest income from tax–exempt securities and loans. The Company’s effective tax rate was 23.7% and 23.3% for 2005 and 2004.

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

Analysis of Changes in Interest Income and Expense

($000s)

	2005 – 2004			2004 – 2003
	Increase (Decrease)			Increase (Decrease)
	Total Change	Change Due to Volume	Change Due to Rate	Total Change	Change Due to Volume	Change Due to Rate
INTEREST INCOME

Loans	$1,136	$708	$428	$242	$1,019	$(777)
Investment CDs	(78)	(101)	23	276	290	(14)
Securities	(828)	(701)	(127)	441	989	(548)
Federal funds sold	193	107	86	8	3	5
Total interest income	423	13	410	967	2,301	(1,334)

INTEREST EXPENSE

NOW and money market	116	(114)	230	546	441	105
Savings	(31)	(11)	(20)	(36)	47	(83)
Time deposits	297	9	288	(555)	336	(891)
Repurchase agreements	2	—	2	(8)	(2)	(6)
Borrowings	(4)	(20)	16	(134)	(195)	61
Federal funds purchased	33	18	15	2	3	(1)
Total interest expense	413	(118)	531	(185)	630	(815)

Net interest earnings	10	131	(121)	1,152	1,671	(519)
Tax equivalent adjustment	(52)	—	(52)	(82)	—	(82)

Net interest earnings after tax equivalent adjustment	$(42)	$131	$(173)	$1,070	$1,671	$(601)

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

Analysis of Average Balances, Tax Equivalent Yields and Rates

Years Ended December 31, 2005, 2004, and 2003

(in Thousands)

	2005			2004			2003
	Average Balance (4)	Interest	Average Rate	Average Balance (4)	Interest	Average Rate	Average Balance (4)	Interest	Average Rate
ASSETS

Loans (1) (3)	$141,807	$9,467	6.68%	$131,191	$8,331	6.35%	$115,140	$8,089	7.03%
Investment CDs	17,685	555	3.14	20,910	633	3.03	11,341	357	3.15
Securities (2) (5)	100,187	4,209	4.20	116,892	5,037	4.31	93,944	4,596	4.89
Federal funds sold	6,635	233	3.51	3,589	40	1.11	3,308	32.97
Interest–earning assets	266,314	14,464	5.43	272,582	14,041	5.15	223,733	13,074	5.84
Noninterest–earning assets (6)	29,365			27,083			24,228

Average assets	$295,679			$299,665			$247,961

LIABILITIES AND SHAREHOLDERS’ EQUITY

NOW and money market	$98,826	1,370	1.39	$107,136	1,254	1.17	$69,435	708	1.02
Savings	27,083	140.52		29,121	171.59		21,158	207.98
Time deposits	105,301	3,034	2.88	105,002	2,737	2.61	92,110	3,292	3.57
Repurchase agreements	232	4	1.72	215	2.93		475	10	2.11
Federal funds purchased	1,715	57	3.32	1,175	24	2.04	10,713	158	1.47
Borrowings	126	8	6.35	438	12	2.74	313	10	3.19
Interest–bearing liabilities	233,283	4,613	1.98	243,087	4,200	1.73	194,204	4,385	2.26

Net interest income (2)		9,851			9,841			8,689
Net yield on interest– earning assets			3.70			3.61			3.88
Interest–bearing liabilities to earning assets ratio			87.60			89.18			86.80
Noninterest–bearing liabilities	38,959			32,185			28,331

Shareholders’ equity	23,487			24,393			24,426
Average liabilities and shareholders’ equity	$295,679			$299,665			$246,961
Tax equivalent adjustment		556			504			422
Net interest income as reported in the consolidated statements of income		$9,295			$9,337			$8,267

(1)          Interest income on loans includes loan origination and other fees of $136 for 2005, $168 for 2004, and $275 for 2003.

(2)          Loan and securities income is reflected on a fully tax–equivalent basis utilizing a 34% rate for municipal securities and tax–exempt loans.

(3)          Non–accrual loans are included in average loans.

(4)          Average balances are derived from the average daily balances.

(5)          Rate information is calculated based upon average amortized cost.

(6)          Average balance information includes an average valuation allowance for securities of $(1,228), $909, and $3,375, respectively.

Impact of Accounting Changes

Shared-Based Payment

In December 2004, the FASB issued SFAS No. 123, Revised, Share-Based Payment (SFAS 123(R)), which requires all public companies to record compensation cost for stock options and other awards provided to employees in return for employee service. The cost of the options is measured at the fair value of the options when granted and is expensed over the employee service period, which is normally the vesting period of the options granted. The Company adopted SFAS 123(R) on January 1, 2006. Future compensation cost and the impact on the Company’s results of operation as a result of any future option grants will depend on the level of any future option grants, the related vesting period, and the calculation of the fair value of the options granted as of the grant date. As such, the Company cannot currently estimate compensation expense relating to future awards.

Since the Company previously accounted for its stock options in accordance with SFAS No. 123, the adoption of SFAS No. 123(R) is not expected to have a significant impact on the Company’s financial condition or results of operations.

 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In January 2003, the Emerging Issues Task Force (EITF) began a project to provide additional guidance on when a market value decline on debt and marketable equity securities should be considered other-than-temporary. Currently, declines in market value that are considered to be other-than-temporary require that a loss be recognized through the income statement. In March 2004, the FASB ratified the consensus reached by the EITF in Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-1). EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. In September 2004, the FASB issued a staff position (FSP 03-1-1) which delayed the effective date for the measurement and recognition guidance of EITF 03-1 due to additional proposed guidance.

In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed the FASB staff to issue a FASB Staff Position (FSP) titled FSP 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The final FSP supersedes EITF 03-1 and EITF Topic No. D-44, Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security Whose Cost Exceeds Fair Value. FSP FAS 115-1 replaces guidance in EITF 03-1 on loss recognition with references to existing other-than-temporary impairment guidance, such as FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115). FSP FAS 115-1 also clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell has not been made.

FSP FAS 115-1 was effective for other-than-temporary impairment analysis conducted in periods beginning after September 15, 2005. The Company has consistently followed the loss recognition guidance in SFAS No. 115, so the adoption of FSP FAS 115-1 did not have a significant impact on the Company’s financial condition or results of operations.

 Earnings Per Share

On September 30, 2005, the FASB issued a proposed amendment to SFAS No. 128, Earnings per Share, to clarify guidance for mandatorily convertible instruments, the treasury stock method, contingently issuable shares, and contracts that may be settled in cash or shares. The primary impact on the Company of the proposed Statement would be a change to the treasury stock method for year-to-date diluted earnings per share.

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company uses overall risk sensitivity to monitor and manage exposure to sudden changes in interest rates. The Company’s overall interest rate sensitivity is demonstrated by a net interest income analysis. Net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates. This analysis assesses the risk of change in net interest income in the event of sudden and sustained 1.0% increases and decreases in market interest rates. The tables below present the Company’s projected changes in net income for the various rate shock levels for the periods ended December 31, 2005 and 2004.

	2005 Net Interest Income
	Amount	Change	Percentage Change
	(Dollars in Thousands)
+100 bp	$2,812	$(68)	(2.4)%
Base	2,880	—	—
–100 bp	2,943	63	2.2%

	2004 Net Interest Income
	Amount	Change	Percentage Change
	(Dollars in Thousands)
+100 bp	$2,045	$(100)	(4.7)%
Base	2,145	—	—
–100 bp	2,287	142	6.6%

As shown above, at December 31, 2005, the effect of an immediate 100 basis point increase in interest rates would decrease the Company’s net income by 2.4%, or approximately $68,000. The effect of an immediate 100 basis point decrease in rates would increase the Company’s net interest income by 2.2%, or approximately $63,000. The Company’s Board of Directors has set a risk tolerance limit of 10% of estimated net interest income for the succeeding 12 months based on an immediate 200 basis point change in market prices.

Interest rate sensitivity reflected modest exposure in an increasing rate environment at the end of 2005 and 2004. Overall net interest income sensitivity decreased in 2005 compared to 2004.

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

The Company’s cash flows are comprised of three primary classifications:  cash flows from operating activities, investing activities, and financing activities. Cash flows provided by operating activities were $4.6 million, $4.4 million, and $1.9 million for the years ended December 31, 2005, 2004, and 2003. Net cash from investing activities consisted primarily of principal collections on loans and proceeds from maturation and sales of securities offset by disbursements for loan originations and the purchase of securities. In 2003, cash flows from investing activities were also affected by the $51.2 million in cash received in connection with the branch acquisition. Net cash from financing activities consisted primarily of changes in net deposits and short–term borrowings partially offset by dividends paid and the purchase of Company stock.

The Company’s most liquid assets are cash and short–term investments. The levels of these assets are dependent on the Company’s operating, financing, lending, and investing activities during any given year. At December 31, 2005, cash and short–term investments totaled $6.9 million. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available–for–sale, federal funds lines of credit from correspondent banks, and borrowings from the Federal Home Loan Bank of Chicago and  Marshall and Ilsley Bank.

The following table discloses contractual obligations and commercial commitments of the Company as of December 31, 2005:

		Less Than			After
	Total	1 Year	1 – 3 Years	4 – 5 Years	5 Years
Lines of credit(1)	$13,143	$7,900	$3,143	$751	$1,349
Data processing contract payable	688	198	490	—	—
Standby letters of credit(1)	721	721	—	—	—

	$14,552	$8,819	$3,633	$751	$1,349

(1)  Represents amounts committed to customers.

During 2005 and 2004, the Company repurchased 1,260 and 1,018 shares of common stock for $89,000 and $71,000.

Capital provides the foundation for future growth. Regulatory agencies have developed minimum guidelines by which the adequacy of a financial institution’s capital may be evaluated. At December 31, 2005, all of the Company’s ratios exceeded the levels required under regulatory guidelines as shown in Note 15 of the Consolidated Financial Statements.

Facilities

First Ottawa Bancshares, Inc. is the holding company for First National Bank of Ottawa. The Company is headquartered in Ottawa, Illinois and operates four offices in Ottawa, two branches in Streator, a branch in Morris and a recently opened branch in Yorkville.

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

These risks and uncertainties should be considered in evaluating forward–looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including other factors that could materially affect the Company’s financial results, is included in the Company’s Form 10-K under Item I.A. entitled “Risk Factors” and in other filings with the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

First Ottawa Bancshares, Inc.

Ottawa, Illinois

We have audited the accompanying consolidated balance sheets of First Ottawa Bancshares, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Ottawa Bancshares, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Indianapolis, Indiana
January 20, 2006

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

(In thousands, except share and per share data)

	2005	2004
Assets
Cash and due from banks	$6,857	$7,930
Interest–bearing demand deposits	—	—
Cash and cash equivalents	6,857	7,930
Certificates of deposit	11,494	24,647
Investment securities available for sale	90,631	104,652
Loans held for sale	—	1,701
Loans, net of allowance for loan losses of $1,344 and $1,174	151,516	131,618
Premises and equipment	8,024	7,624
Interest receivable and other assets	10,217	10,487

Total assets	$278,739	$288,659

Liabilities and Shareholders’ Equity

Liabilities
Deposits	$239,881	$253,964
Federal funds purchased	12,700	5,600
Securities sold under agreement to repurchase	—	750
Other borrowings	—	559
Other liabilities	3,300	3,934
Total liabilities	255,881	264,807

Commitments and Contingencies

Shareholders’ Equity
Preferred stock, $1 par value Authorized and unissued – 20,000 shares	—	—
Common stock, $1 par value, 1,000,000 shares authorized and 750,000 issued	750	750
Additional paid–in capital	4,039	4,018
Retained earnings	25,258	24,662
Treasury stock, at cost – 100,651 and 99,391 shares	(5,745)	(5,656)
Accumulated other comprehensive income (loss)	(1,444)	78
Total shareholders’ equity	22,858	23,852

Total liabilities and shareholders’ equity	$278,739	$288,659

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2005, 2004 and 2003

(In thousands, except share and per share data)

	2005	2004	2003
Interest and Dividend Income
Loans receivable	$9,428	$8,318	$8,057
Investment securities
Taxable	2,688	3,592	3,457
Exempt from federal tax	1,004	954	748
Federal funds sold	233	40	32
Interest–bearing deposits	555	633	357
Total interest and dividend income	13,908	13,537	12,651

Interest Expense
Deposits	4,544	4,162	4,207
Repurchase agreements	4	2	10
Federal funds purchased	57	24	158
Other interest expense	8	12	9
Total interest expense	4,613	4,200	4,384

Net Interest Income	9,295	9,337	8,267
Provision for loan losses	300	300	120
Net Interest Income After Provision for Loan Losses	8,995	9,037	8,147

Noninterest Income
Service fee income	1,112	1,089	866
Trust and farm management fee income	496	484	472
Net realized gains on sales of available–for–sale securities	172	465	—
Net gains on sales of loans	91	254	733
Other income	971	903	521
Total noninterest income	2,842	3,195	2,592

Noninterest Expenses
Salaries and employee benefits	4,651	4,651	4,122
Occupancy and equipment expense	1,280	1,270	943
Data processing fees	371	334	500
Supplies	211	165	190
Professional fees	444	484	419
Amortization of core deposit intangibles	319	399	34
Other expenses	1,225	1,504	1,205
Total noninterest expenses	8,501	8,807	7,413

Income Before Income Tax	3,336	3,425	3,326
Income tax expense	791	797	867

Net Income	$2,545	$2,628	$2,459

Earnings Per Share – Basic	$3.92	$4.03	$3.75

Earnings Per Share – Diluted	$3.90	$4.03	$3.75

Average Shares Outstanding	649,830	651,561	655,243

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended December 31, 2005, 2004 and 2003

(In thousands, except share and per share data)

	Common Stock	Additional Paid–in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balances, January 1, 2003	$750	$4,000	$23,491	$(5,270)	$2,212	$25,183
Comprehensive income
Net income			2,459			2,459
Other comprehensive income, net of tax – unrealized losses on securities					(718)	(718)
Comprehensive income						1,741
Cash dividends ($3.00 per share)			(1,962)			(1,962)
Stock options vested		8				8
Purchase of 5,329 treasury shares				(315)		(315)

Balances, December 31, 2003	750	4,008	23,988	(5,585)	1,494	24,655
Comprehensive income
Net income			2,628			2,628
Other comprehensive income, net of tax – unrealized losses on securities					(1,416)	(1,416)
Comprehensive income						1,212
Cash dividends ($3.00 per share)			(1,954)			(1,954)
Stock options vested		10				10
Purchase of 1,018 treasury shares				(71)		(71)

Balances, December 31, 2004	750	4,018	24,662	(5,656)	78	23,852
Comprehensive income
Net income			2,545			2,545
Other comprehensive income, net of tax – unrealized losses on securities					(1,522)	(1,522)
Comprehensive income						1,023
Cash dividends ($3.00 per share)			(1,949)			(1,949)
Stock options vested		21				21
Purchase of 1,260 treasury shares				(89)		(89)

Balances, December 31, 2005	$750	$4,039	$25,258	$(5,745)	$(1,444)	$22,858

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005, 2004 and 2003

(In thousands, except per share data)

	2005	2004	2003
Operating Activities
Net income	$2,545	$2,628	$2,459
Items not requiring (providing) cash
Provision for loan losses	300	300	120
Premium amortization on securities, net	421	502	189
Derivative valuation adjustment	(373)	(411)	—
Depreciation and amortization	822	871	335
Loans originated for sale, net	518	197	900
Gains on sales of securities, net	(172)	(465)	—
Gains on sales of loans held for sale	(91)	(254)	(733)
Change in
Interest receivable and other assets	419	791	(1,465)
Interest payable and other liabilities	151	241	70
Net cash provided by operating activities	4,540	4,400	1,875

Investing Activities
Purchases of securities available for sale	(4,729)	(32,247)	(43,703)
Proceeds from maturities and paydowns of securities available for sale	9,364	21,616	27,879
Proceeds from sales of securities available for sale	6,830	17,230	—
Purchases of certificates of deposit	(3,460)	(18,086)	(8,090)
Proceeds from maturities of certificates of deposit	16,986	7,040	7,885
Net change in loans	(19,392)	(2,804)	(9,295)
Purchases of premises and equipment	(903)	(543)	(2,537)
Cash received in branch acquisition	—	—	52,163
Net cash provided by (used in) investing activities	4,696	(7,794)	24,302

Financing Activities
Net change in
Deposits	(14,083)	(10,957)	1,866
Federal funds purchased	7,100	5,600	(14,700)
Securities sold under agreements to repurchase	(750)	750	(1,622)
Proceeds from borrowings	27	70	—
Repayment of borrowings	(586)	(1)	(162)
Purchase of treasury stock	(89)	(71)	(315)
Stock options vested	21	10	—
Cash dividends	(1,949)	(1,954)	(1,973)
Net cash used in financing activities	(10,309)	(6,553)	(16,906)

Net Change in Cash and Cash Equivalents	(1,073)	(9,947)	9,271

Cash and Cash Equivalents, Beginning of Year	7,930	17,877	8,606

Cash and Cash Equivalents, End of Year	$6,857	$7,930	$17,877

Additional Cash Flows Information
Interest paid	$4,482	$4,460	$4,552
Income tax paid, net of refunds	729	158	821
Transfers from loans to foreclosed real estate	468	141	174

Assets acquired and liabilities assumed in branch acquisition:
Loans	—	—	11,774
Premises and equipment	—	—	780
Goodwill and core deposit intangibles	—	—	4,553
Other assets, net	—	—	18
Deposits	—	—	(69,288)

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

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

Declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

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

Loans Held for Sale:  Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

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

Mortgage Servicing Rights:  Servicing rights are recognized as assets for the allocated value of servicing rights retained on loans sold and are classified with interest receivable and other assets in the consolidated balance sheets. Servicing rights are expensed in proportion to and over the period of estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market–based assumptions. Any impairment of a grouping is reported as a valuation allowance. There was no such valuation allowance recorded at December 31, 2005 and 2004, and mortgage servicing rights were not material at either date.

Intangible Assets:   Core deposit intangibles are being amortized on an accelerated basis over 11 years and are periodically evaluated as to the recoverability of their carrying value.

Goodwill:   Goodwill is reviewed for impairment annually with any loss recognized through the income statement.

Stock Options:  The Company has a stock–based compensation plan, which is more fully described in Note 12. The Company accounts for this plan under the recognition and measurement principles of Statement of Financial Accounting Standards No. 123, Accounting for Stock–Based Compensation, using the fair value method. The value of options granted under this plan is charged to expense over the vesting period of the grants.

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

Pending Accounting Pronouncements

Shared-Based Payment

In December 2004, the FASB issued SFAS No. 123, Revised, Share-Based Payment (SFAS 123(R)), which requires all public companies to record compensation cost for stock options and other awards provided to employees in return for employee service. The cost of the options is measured at the fair value of the options when granted and is expensed over the employee service period, which is normally the vesting period of the options granted. The Company adopted SFAS 123(R) on January 1, 2006. Future compensation cost and the impact on the Company’s results of operation as a result of any future option grants will depend on the level of any future option grants, the related vesting period, and the calculation of the fair value of the options granted as of the grant date. As such, the Company cannot currently estimate compensation expense relating to future awards.

Since the Company previously accounted for its stock options in accordance with SFAS No. 123, the adoption of SFAS No. 123(R) is not expected to have a significant impact on the Company’s financial condition or results of operations.

 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In January 2003, the Emerging Issues Task Force (EITF) began a project to provide additional guidance on when a market value decline on debt and marketable equity securities should be considered other-than-temporary. Currently, declines in market value that are considered to be other-than-temporary require that a loss be recognized through the income statement. In March 2004, the FASB ratified the consensus reached by the EITF in Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-1). EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. In September 2004, the FASB issued a staff position (FSP 03-1-1) which delayed the effective date for the measurement and recognition guidance of EITF 03-1 due to additional proposed guidance.

In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed the FASB staff to issue a FASB Staff Position (FSP) titled FSP 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The final FSP supersedes EITF 03-1 and EITF Topic No. D-44, Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security Whose Cost Exceeds Fair Value. FSP FAS 115-1 replaces guidance in EITF 03-1 on loss recognition with references to existing other-than-temporary impairment guidance, such as FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115). FSP FAS 115-1 also clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell has not been made.

FSP FAS 115-1 was effective for other-than-temporary impairment analysis conducted in periods beginning after September 15, 2005. The Company has consistently followed the loss recognition guidance in SFAS No. 115, so the adoption of FSP FAS 115-1 did not have a significant impact on the Company’s financial condition or results of operations.

Earnings Per Share

On September 30, 2005, the FASB issued a proposed amendment to SFAS No. 128, Earnings per Share, to clarify guidance for mandatorily convertible instruments, the treasury stock method, contingently issuable shares, and contracts that may be settled in cash or shares. The primary impact on the Company of the proposed Statement would be a change to the treasury stock method for year-to-date diluted earnings per share.

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

The accumulated amortization of the core deposit intangibles at December 31, 2005 totaled $751,000. Estimated amortization expense for each of the following three years is $255,000, $204,000 and $163,000.

NOTE 3 – SECURITIES AVAILABLE FOR SALE

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2005
U. S. Treasury	$10,086	$—	$(284)	$9,802
Federal agencies	40,364	2	(961)	39,405
State and municipal	25,455	225	(484)	25,196
Mortgage–backed securities and collateralized mortgage obligations	10,082	43	(256)	9,869
Corporate obligations	3,416	—	(97)	3,319
Marketable equity securities	3,086	—	(46)	3,040

Total investment securities	$92,489	$270	$(2,128)	$90,631

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2004
U. S. Treasury	$10,103	$1	$(45)	$10,059
Federal agencies	47,482	345	(226)	47,601
State and municipal	26,250	576	(244)	26,582
Mortgage–backed securities and collateralized mortgage obligations	12,252	120	(32)	12,340
Corporate obligations	4,686	20	(53)	4,653
Marketable equity securities	3,431	14	(28)	3,417

Total investment securities	$104,204	$1,076	$(628)	$104,652

As of December 31, 2005 and 2004, the Company had approximately $4,269,000 and $4,505,000 invested in bonds issued by municipalities located within LaSalle County, Illinois.

Securities with an approximate carrying value of $58,012,000 and $59,097,000 were pledged at December 31, 2005 and 2004 to secure trust and public deposits, repurchase agreements, and for other purposes as required or permitted by law.

The fair value of contractual maturities of securities available for sale at December 31, 2005 were as follows. Securities not due at a single maturity date, primarily mortgage–backed and equity securities, are shown separately.

	Amortized Cost	Fair Value
Within one year	$6,366	$5,975
One to five years	69,309	67,133
Five to ten years	815	1,689
After ten years	2,831	2,925
	79,321	77,722
Mortgage–backed securities and collateralized mortgage obligations	10,082	9,869
Marketable equity securities	3,086	3,040
Totals	$92,489	$90,631

Information regarding realized gains and losses on sales of securities available for sale follows:

	2005	2004	2003
Gross gains	$178	$465	$—
Gross losses	6	—	—
Tax expense	58	158	—

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2005 and 2004 was $79.3 million and $48.9 million, which was approximately 87.4% and 47.1% of the Company’s available–for–sale investment portfolio at those dates. These declines primarily resulted from increases in market interest rates.

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

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

December 31, 2005

U. S. Treasury	$—	$—	$9,802	$284	$9,802	$284
Federal agencies	14,711	238	23,691	723	38,402	961
State and municipal	4,774	34	11,646	450	16,420	484
Mortgage–backed securities and collateralized mortgage obligations	4,970	151	3,388	105	8,358	256
Corporate obligations	—	—	3,319	97	3,319	97
Marketable equity securities	—	—	3,040	46	3,040	46
Total temporarily impaired securities	$24,455	$423	$54,886	$1,705	$79,341	$2,128

December 31, 2004

U. S. Treasury	$8,062	$45	$—	$—	$8,062	$45
Federal agencies	20,130	226	—	—	20,130	226
State and municipal	11,353	244	—	—	11,353	244
Mortgage–backed securities and collateralized mortgage obligations	5,458	31	6	1	5,464	32
Corporate obligations	3,328	53	—	—	3,328	53
Marketable equity securities	—	—	546	28	546	28
Total temporarily impaired securities	$48,331	$599	$552	$29	$48,883	$628

NOTE 4 – LOANS

Major classifications of loans as of December 31, 2005 and 2004 are summarized as follows:

	2005	2004
Real estate	$95,469	$74,225
Commercial and agricultural	33,686	28,341
Installment	11,585	17,575
Home equity lines of credit	12,120	12,651
Total loans	152,860	132,792
Allowance for loan losses	(1,344)	(1,174)

Net loans	$151,516	$131,618

Certain executive officers, directors, and their related interests are loan customers of the Company. A summary of such loans made by the Company in the ordinary course of business and made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons is as follows:

Balance at January 1, 2005	$1,655
New loans	1,511
Repayments	(715)

Balance at December 31, 2005	$2,451

Information regarding impaired loans at December 31, 2005 and 2004 is as follows:

	2005	2004
Impaired loans with an allowance	$2,342	$2,017
Impaired loans for which the discounted cash flows or collateral value exceeds the carrying value of the loan	87	44

Total impaired loans	$2,429	$2,061

Allowance for impaired loans included in the Company’s allowance for loan losses	$497	$493

	2005	2004	2003
Average balance of impaired loans	$2,039	$2,074	$1,599
Interest income recognized on impaired loans	169	127	157
Interest income recognized on impaired loans – cash basis	126	107	153

Nonperforming loans were as follows at December 31:

	2005	2004
Loans past due over 90 days still on accrual	$1,337	$727
Nonaccrual loans	—	161

NOTE 5 – ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2005	2004	2003
Allowance for loan losses
Balances, January 1	$1,174	$1,049	$1,167
Provision for losses	300	300	120
Recoveries on loans	86	98	181
Loans charged off	(216)	(273)	(419)

Balances, December 31	$1,344	$1,174	$1,049

NOTE 6 – LOAN SALES AND SERVICING

The Company sells mortgage loans with servicing retained to the Federal Home Loan Mortgage Corporation (FHLMC) and the Illinois Housing Development Authority (IHDA). The Company realized gross proceeds from the sales of mortgage loans totaling $4,637,000, $9,133,000 and $26,296,000 in 2005, 2004 and 2003. Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans are summarized as follows:

	2005	2004

Loans serviced for
Freddie Mac	$32,757	$35,698
IHDA	—	732

	$32,757	$36,430

Following is an analysis of the changes in originated mortgage servicing rights:

	2005	2004	2003
Mortgage Servicing Rights
Balances, January 1	$380	$445	$301
Servicing rights capitalized	49	89	256
Amortization of servicing rights	(101)	(154)	(112)

Balances, December 31	$328	$380	$445

NOTE 7 – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at December 31:

	2005	2004
Cost
Land	$1,791	$1,816
Buildings and land improvements	7,428	6,809
Equipment	4,606	4,307
Construction in progress	—	46
Total cost	13,825	12,978
Accumulated depreciation and amortization	(5,801)	(5,354)

Net	$8,024	$7,624

NOTE 8 – DEPOSITS

Deposits consisted of the following at December 31:

	2005	2004
Noninterest–bearing demand	$30,436	$31,582
Interest–bearing demand	57,624	61,613
Savings	24,847	28,235
Money market savings	26,184	38,252
Certificates and other time deposits of $100,000 or more	31,420	22,462
Other certificates and time deposits	69,370	71,820

Total deposits	$239,881	$253,964

At December 31, 2005, the scheduled maturities of certificates of deposit were as follows:

2006	$57,698
2007	19,630
2008	15,803
2009	5,626
2010	2,033

$100,790

Deposits held by the Company from related parties at December 31, 2005 and 2004 totaled $2.3 million and $2.2 million, respectively.

NOTE 9 – BORROWINGS

The Company has a note payable that consists of a $2,000,000 unsecured line of credit with Marshall & Ilsley Bank, maturing on August 25, 2006. The outstanding balance under the line of credit was $0 and $559,000 at December 31, 2005 and 2004. Interest is payable quarterly at LIBOR plus 165 basis points (5.96% and 4.07% at December 31, 2005 and 2004).

NOTE 10 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are financing arrangements. Physical control is maintained for all securities sold under repurchase agreements. The average balance during 2005 and 2004 was $232,000 and $215,000 with an interest rate of 1.63% for both years. The maximum month–end balance during 2005 and 2004 was $750,000 for both years.

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

The following tables set forth the Bank’s pension plan’s funded status and amounts actuarially determined for the years indicated:

	2005	2004
Change in benefit obligation
Beginning benefit obligation	$1,868	$1,842
Interest cost	112	117
Actuarial loss	141	146
Settlements	(108)	(107)
Benefits paid	(126)	(130)

Ending benefit obligation	$1,887	$1,868

Change in plan assets
Beginning fair value	$1,507	$1,431
Actual return	49	113
Employer contribution	209	200
Settlements	(108)	(107)
Benefits paid	(126)	(130)

Ending fair value	$1,531	$1,507

Funded status	$(356)	$(361)
Unrecognized net actuarial loss	(436)	(269)

Prepaid (accrued) benefit cost	$80	$(92)

Accumulated benefit obligation	$1,887	$1,868

Other amounts recognized in the balance sheets:

	2005	2004
Accumulated other comprehensive loss	$(217)	$(217)

	2005	2004	2003
Assumptions used to determine benefit obligations
Discount rate	5.75%	6.00%	6.25%
Expected return on plan assets	7.0	7.0	7.0

Assumptions used to determine benefit costs
Discount rate	6.00%	6.25%	6.25%
Expected return on plan assets	7.0	7.0	7.0

The Company has estimated the long–term rate of return on plan assets based primarily on historical returns on plan assets, adjusted for changes in target portfolio allocations and recent changes in long–term interest rates based on publicly available information.

	2005	2004	2003
Components of net periodic benefit cost
Interest cost	$112	$117	$114
Return on plan assets	(106)	(97)	(82)
Amortization	8	3	9

Net expense	$14	$23	$41

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as of December 31, 2005:

Pension Benefits
2005	$132
2006	126
2007	119
2008	118
2009	112
Thereafter	553

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

Asset allocation is primarily based on a strategy to provide stable earnings while attempting to recognize potentially higher returns through limited investments in equity securities. Plan assets are rebalanced periodically. At December 31, 2005 and 2004, allocations by percentages were as follows:

	2005	2004
Equity mutual funds	64.2%	63.8%
Fixed income mutual funds	17.7	22.3
GNMA pool	.4	.6
Money market funds and other	4.8	13.3
Time Certificates of Deposit	13.0	—

At December 31, 2005 and 2004, market values of plan assets were as follows:

	2005	2004
Equity mutual funds	$983	$961
Fixed income mutual funds	271	336
GNMA pool	5	9
Money market funds and other	73	201
Time Certificates of Deposit	199	—

The Bank has a directors’ retirement plan which provides retirement benefits primarily to former members of the Board of Directors. The Bank also maintains a supplemental executive retirement plan that provides benefits to certain key executive officers and directors in accordance with the plan document. The Bank accrued expenses related to these plans totaling  $105,000, $126,000 and $188,000 in 2005, 2004 and 2003.

The Company’s 401(k) profit-sharing plan covers eligible employees with more than one year of service, as defined, and who are at least 21 years of age. The plan allows employee contributions. The Company may make a matching contribution equal to a percentage of salary deferral and discretionary profit-sharing contributions. The matching percentage is limited to 6% of compensation. The Company’s contributions, which are made following the end of the calendar year, totaled $140,000, $140,000 and $122,000 for 2005, 2004 and 2003.

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

The following is a summary of the status of the Company’s stock option plan and changes in that plan for 2005, 2004 and  2003. The Company had no grants outstanding prior to 2003.

	2005		2004		2003
Options	Shares	Weighted– Average Exercise Price	Shares	Weighted– Average Exercise Price	Shares	Weighted– Average Exercise Price
Outstanding, beginning of year	14,500	$59.21	6,750	$56.00	—	$
Granted	6,500	70.00	7,750	62.00	6,750	56.00

Outstanding, end of year	21,000	62.55	14,500	59.21	6,750	56.00

Options exercisable at year end	5,313		1,684		—

Weighted–average fair value of options granted during the year		$3.26		$1.30		$7.36

At December 31, 2004, certain information by exercise price for options outstanding and exercisable is as follows:

Exercise Price	Number of Shares	Weighted– Average Remaining Contractual Life	Number of Shares Exercisable
$56.00	6,750	7.5 years	3,375
62.00	7,750	8.5 years	1,938
70.00	6,500	9.5 years	—

The fair value of each option grant was estimated on the grant date using an option–pricing model with the following assumptions:

	2005	2004	2003

Risk–free interest rates	4.37%	4.21%	3.27%
Dividend yields	4.29%	4.35%	4.96%
Volatility factors of expected market price of common stock	5.37%	3.06%	23.55%
Weighted–average expected life of the options	10 years	9.5 years	9.5 years

NOTE  13 –  EARNINGS PER SHARE

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2005
	Income	Weighted- Average Shares	Per Share Amount
Net income	$2,545	$649,830
Basic earnings per share
Income available to common stockholders			$3.92

Effect of dilutive securities
Stock options	—	2,629
Diluted earnings per share
Income available to common stockholders and assumed conversions	$2,545	652,459	$3.90

	Year Ended December 31, 2004
	Income	Weighted- Average Shares	Per Share Amount
Net income	$2,628	$651,561
Basic earnings per share
Income available to common stockholders			$4.03

Effect of dilutive securities
Stock options	—	1,172
Diluted earnings per share
Income available to common stockholders and assumed conversions	$2,628	652,733	$4.03

	Year Ended December 31, 2003
	Income	Weighted- Average Shares	Per Share Amount
Net income	$2,459	$655,243
Basic earnings per share
Income available to common stockholders			$3.75

Effect of dilutive securities
Stock options	—	—
Diluted earnings per share
Income available to common stockholders and assumed conversions	$2,459	655,243	$3.75

NOTE 14 – INCOME TAXES

The balance sheets included the following amounts of deferred tax assets and liabilities at December 31:

	2005	2004	2003
Income tax expense
Currently payable
Federal	$721	$337	$619
State	88	(58)	(8)
Deferred	(18)	518	256

Total income tax expense	$791	$797	$867

Reconciliation of federal statutory to actual tax expense
Federal statutory income tax at 34%	$1,134	$1,165	$1,131
Tax–exempt income	(415)	(330)	(261)
Nondeductible interest expense	—	24	21
Effect of state income taxes and other items, net	72	(62)	(24)

Actual tax expense	$791	$797	$867

Effective tax rate	23.7%	23.3%	26.1%

The components of the deferred asset (liability) included on the balance sheets are as follows:

	2005	2004
Assets
Unrealized losses on securities available for sale	$632	$—
Allowance for loan losses	341	270
Deferred compensation	278	259
Pension costs	—	201
Minimum pension liability	133	137
Other	52	49
Total assets	1,436	916

Liabilities
FHLB stock	(118)	(98)
Depreciation	(622)	(584)
Mortgage servicing rights	(135)	(157)
Unrealized gain on securities available for sale	—	(152)
Other	(84)	(112)
Total liabilities	(959)	(1,103)

	$(477)	$(187)

NOTE 15 – DERIVATIVES

The Company uses derivatives to fix future cash flows for interest payments on some of its floating rate certificates of deposit. In this regard, the Company has entered into an interest rate swap with the FHLB of Chicago to fix the interest rate on a specific certificate of deposit product. At December 31, 2005, the Company had $2.8 million of certificates of deposit, which mature in 2006 through 2010, in which it pays the FHLB a weighted-average interest rate of 3.77% and will receive an interest rate from the FHLB based on the appreciation of the S&P 500 Index. This interest received from the FHLB will be paid to the customer. The assets and liabilities in this transaction are being netted and the expense recorded in interest expense on deposits.

In addition to the above, the Company also purchased $7.9 million of certificates of deposit which are included in the certificates of deposit caption on the consolidated balance sheet. These investments have a five year term from date of purchase. The investments that individually do not exceed $100,000 are insured by the FDIC. Investments that individually exceed $100,000 are guaranteed by a standby letter of credit issued by the FHLB of Pittsburgh with no interest. The initial investment is not at risk but the return on the investment is based on a calculation of the appreciation in the S&P 500 Index. The fair value of this embedded derivative is recorded in certificates of deposit and the fair value adjustment is included in other income. At December 31, 2005, the Bank had allocated $1.2 million to this asset and recorded a valuation allowance of $116,000.

NOTE 16 – COMMITMENTS, OFF–BALANCE–SHEET RISK, AND CONTINGENCIES

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

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2005 was $370,000.

Some financial instruments are used in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. These involve, to varying degrees, credit and interest–rate risk in excess of the amounts reported in the financial statements.

Exposure to credit loss if the other party does not perform is represented by the contractual amount for commitments to extend credit, standby letters of credit, and financial guarantees written. The same credit policies are used for commitments and conditional obligations are used for loans. Collateral or other security is normally required to support financial instruments with credit risk.

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

A summary of the notional or contractual amounts of financial instruments with off–balance–sheet risk at year end follows:

	2005	2004

Unused lines of credit	$13,143	$12,163
Standby letter of credit	721	171

At December 31, 2005, all of the commitments to extend credit were at variable rates of interest.

NOTE 17 – FAIR VALUES OF FINANCIAL INSTRUMENTS

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

The carrying values and estimated fair values of the Company’s financial instruments as of December 31, 2005 and 2004 were as follows:

	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$6,857	$6,857	$7,930	$7,930
Certificates of deposit and related derivative	11,494	11,209	24,647	24,647
Securities available for sale	90,631	90,631	104,652	104,652
Loans held for sale	—	—	1,701	1,701
Loans	151,516	151,460	131,618	132,474
Interest receivable	2,031	2,031	1,932	1,932

Liabilities
Deposits with no stated maturities	139,091	124,917	159,682	146,178
Time deposits	100,790	102,508	94,282	96,519
Federal funds purchased	12,700	12,700	5,600	5,600
Securities sold under agreement to repurchase	—	—	750	752
Other borrowings	—	—	559	559
Interest payable	702	702	571	571

NOTE 18 – REGULATORY AND CAPITAL MATTERS

The Company may pay dividends without restriction under the current Federal Reserve regulations so long as it remains “adequately capitalized” after such payment. The Bank is subject to statutory dividend restrictions which provide, in general, that the Bank may pay the current year’s earnings and the prior two years’ retained earnings without the prior approval of the Office of the Comptroller of Currency. At December 31, 2005, the Bank’s stockholder’s equity totaled $22,363,000, of which $21,827,000 was not available for payment of dividends, without prior regulatory approval.

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

The Company’s only activity is ownership of the Bank, and, therefore, its capital, capital ratios, and minimum required levels of capital are materially the same as the Bank’s. The actual capital levels and minimum required levels for the Company were:

	Actual		Required for Adequate Capital		To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005
Total risk–based capital (to risk–weighted assets)	$21,786	11.9%	$14,672	8.0%	$18,340	10.0%
Tier 1 capital (to risk–weighted assets)	20,442	11.2%	7,336	4.0%	11,004	6.0%
Tier 1 capital (to average assets)	20,442	7.2%	11,331	4.0%	14,163	5.0%

December 31, 2004
Total risk–based capital (to risk–weighted assets)	$20,769	12.2%	$13,600	8.0%	$16,991	10.0%
Tier 1 capital (to risk–weighted assets)	19,595	11.5%	6,800	4.0%	10,200	6.0%
Tier 1 capital (to average assets)	19,595	6.7%	11,670	4.0%	14,588	5.0%

At December 31, 2005, the Company and the Bank were categorized as well capitalized and management is not aware of any conditions or events since the most recent notification that would change the Company’s or Bank’s category.

NOTE 19 – OTHER COMPREHENSIVE LOSS

	2005	2004	2003
Unrealized losses on securities
Unrealized holding losses arising during the year	$(2,135)	$(1,680)	$(1,086)
Less: reclassification adjustment for gains realized in net income	172	465	—
Tax effect	785	729	368

Other comprehensive loss	$(1,522)	$(1,416)	$(718)

NOTE 20 – PARENT COMPANY FINANCIAL STATEMENTS

The following are the condensed balance sheets, statements of income and cash flows for First Ottawa Bancshares, Inc.

Condensed Balance Sheets

	2005	2004
Assets
Cash on deposit with Bank	$1,733	$1,304
Investment in common stock of Bank	22,364	24,031
Other assets	59	404

Total assets	$24,156	$25,739

Liabilities
Note payable	$—	$559
Dividends payable	1,298	1,303
Other liabilities	—	25
	1,298	1,887

Shareholders’ Equity	22,858	23,852

Total liabilities and shareholders’ equity	$24,156	$25,739

Condensed Statements of Income

	2005	2004	2003
Income - dividends from Bank	$2,649	$2,003	$2,502

Other income - gain on the sale of investments	124	—	—

Expenses	83	85	109

Income before income tax and equity in undistributed income of subsidiary	2,690	1,918	2,393

Income tax benefit	—	29	33

Income before equity in undistributed income of subsidiary	2,690	1,947	2,426

Equity in undistributed income of subsidiary	(145)	681	33

Net Income	$2,545	$2,628	$2,459

Condensed Statements of Cash Flows

	2005	2004	2003
Operating Activities
Net income	$2,545	$2,628	$2,459
Item not requiring (providing) cash
Equity in undistributed earnings of Bank	145	(681)	(33)
Gains on sales of securities, net	(124)	—	—
Other	14	1,295	(1,302)
Net cash provided by operating activities	2,580	3,242	1,124

Investing Activity - proceeds from sales of securities available for sale	469	—	—

Financing Activities
Purchase of treasury shares	(89)	(71)	(315)
Loan proceeds (payments), net	(603)	69	(161)
Cash dividends	(1,949)	(1,954)	(1,973)
Vested stock options	21	10	8
Net cash used in financing activities	(2,620)	(1,946)	(2,441)

Net Change in Cash and Cash Equivalents	429	1,296	(1,317)

Cash and Cash Equivalents, Beginning of Year	1,304	8	1,325

Cash and Cash Equivalents, End of Year	$1,733	$1,304	$8

NOTE 21 – QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Interest Expense	Net Interest Income	Provision	Securities Gains	Net Income	Basic	Diluted
2005
First quarter	$3,278	$1,013	2,265	$75	$30	$495	$0.76	$0.76
Second quarter	3,375	1,101	2,274	75	24	571	0.88	0.88
Third quarter	3,635	1,224	2,411	75	—	660	1.02	1.01
Fourth quarter	3,620	1,275	2,345	75	118	819	1.26	1.25
2004
First quarter	$3,369	1,097	2,272	$75	$111	$479	$0.74	$0.74
Second quarter	3,373	1,041	2,332	75	72	578	0.88	0.88
Third quarter	3,398	1,035	2,363	75	159	677	1.04	1.04
Fourth quarter	3,397	1,027	2,370	75	123	894	1.37	1.37

FIRST OTTAWA BANCSHARES, INC.

SHAREHOLDERS INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 3 p.m., local time on May 17, 2006 at the corporate headquarters located at 701 LaSalle Street, Ottawa, Illinois 61350.

PRICE RANGE OF COMMON STOCK

As of February 7, 2006, there were approximately 539 shareholders of record and 649,349 outstanding shares of common stock.

The Company’s common stock is not traded on any national or regional securities exchange and there is no established public trading market for it. Transactions in the Company’s common stock have been infrequent. To the knowledge of the Company’s management, during 2004, 2005 and the first month of 2006, an aggregate of approximately 129,603 shares of the Company’s common stock was transferred in approximately 117 separate transactions, excluding the 1,018 shares purchased by the Company in 2004 at $70 per share, and the 620 shares purchased at $70 per share and the 640 shares purchased at $72 per share by the Company in 2005. These transfers represented both transfers for consideration (i.e., sales) and transfers for no consideration (e.g., gifts, estate transfers, etc.). The Company’s management is unable to differentiate such transfers and has limited knowledge of the sale prices for transfers involving consideration. The last price known to the Company’s management was a sale of 30 shares on February 6, 2006 at $78 per share.

The following dividends per share were paid on the Company’s common stock on the dates indicated: January 1, 2004 – $2.00; July 1, 2004 – $1.00; January 1, 2005 – $2.00; July 1, 2005 – $1.00; January 1, 2006 – $2.00.

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