Form 10-K, Exhibit 13
period 2006-12-31
FIRST OTTAWA BANCSHARES INC
filed 2007-03-30
CIK 1099668

Exhibit 13.1

FIRST OTTAWA BANCSHARES, INC.

FORM OF 2006 ANNUAL REPORT TO STOCKHOLDERS

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY

Ottawa, Illinois

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY

Ottawa, Illinois

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

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

	Year Ended December 31,
	2006	2005	2004	2003	2002
Statement of Income Data:
Total interest income	$14,928	$13,908	$13,537	$12,651	$13,092
Total interest expense	6,361	4,613	4,200	4,384	5,733
Net interest income	8,567	9,295	9,337	8,267	7,359
Provision for loan losses	180	300	300	120	120
Noninterest income	2,776	2,842	3,195	2,592	2,444
Noninterest expenses	8,075	8,501	8,807	7,413	6,718
Income before income taxes	3,088	3,336	3,425	3,326	2,965
Provision for income taxes	753	791	797	867	678

Net income	$2,335	$2,545	$2,628	$2,459	$2,287

Per Share Data:
Net income — basic	$3.59	$3.92	$4.03	$3.75	$3.47
Net income — diluted	3.59	3.90	4.03	3.75	3.47
Cash dividends declared	3.00	3.00	3.00	3.00	3.00
Book value at end of year (1)	38.08	37.43	36.54	35.54	34.97

Selected Financial Ratios:
Return on average assets (1)	.82%	.87%	.88%	1.00%	.99%
Return on average equity (1)	9.43	10.50	11.05	10.50	9.73
Dividend payout ratio	83.57	76.53	74.44	79.79	86.46
Average equity to average assets (1)	8.71	8.30	7.96	9.56	10.20
Net interest margin (tax equivalent)	3.50	3.70	3.60	3.89	3.77
Allowance for loan losses to total loans at the end of period	.91	.88	.88	.80	1.06
Nonperforming loans to total loans at the end of period (2)	.42	.87	1.55	2.04	1.83
Net loans charged off to average total loans	.04	.09	.13	.21	.06

Balance Sheet Data:
Total assets	$278,053	$278,739	$288,659	$294,490	$240,662
Total earning assets	253,259	253,641	262,618	276,767	223,324
Average assets	282,729	290,765	299,665	247,961	232,335
Gross loans, including loans held for sale	160,938	152,860	134,493	131,948	111,454
Allowance for loan losses	1,463	1,344	1,174	1,049	1,167
Total deposits	250,341	239,881	253,964	264,921	193,767
Federal funds purchased and securities sold under agreements to repurchase	—	12,700	6,350	—	16,322
Shareholders’ equity	23,509	22,858	23,852	24,655	25,183

(1)     Excludes unrealized gain (loss) on securities available-for-sale.

(2)   Includes total nonaccrual loans, impaired loans, and all other loans 90 days past due and still accruing interest.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended as a review of significant factors affecting the financial condition and results of operations of the Company for the periods indicated.  The discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto and the Selected Consolidated Financial Data presented herein.  In addition to historical information, the following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward looking statements that involve risks and uncertainties.  The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors discussed elsewhere in this report, including under “Risk Factors” in Item I.A. of our Form 10-K.

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

Net income was $2.3 million for the year ended December 31, 2006 compared to $2.5 million for the year ended December 31, 2005.  The return on average assets was .82% in 2006 compared to .87% in 2005.  The return on average equity decreased to 9.43% in 2006 from 10.50% in 2005.  This resulted primarily from the decrease in net income partially offset by the change in average equity due to stock repurchases in 2006 and 2005.

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

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry.  The Company’s significant accounting policies are described in detail in the notes to the Company’s consolidated financial statements for the year ended December 31, 2006. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions.  The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company’s financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

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

Stock Compensation– Grants under the Company’s stock incentive plan are accounted for under the provisions of Statement of Accounting Standards (SFAS) No. 123R, applying the fair value method and the use of an option pricing model to estimate the value of the options granted.  The stock options are granted with an exercise price equal to the market price at the date of grant.  Resulting compensation expense, under the stock options, is measured and recorded based on the estimated value of the options.

Consolidated Financial Condition

Total assets at December 31, 2006 were $278.1 million compared to $278.8 million at December 31, 2005, a decrease of $0.7 million, or 0.2%.  Despite the decrease in our total assets, our total loans increased 5.3% in 2006 to $161 million.  Commercial and agricultural loans increased $5.9 million to $39.6 million during 2006 due to an effort by management to increase the size of the commercial loan portfolio.  Real estate loans also increased by $7.1 million to $102.5 million during 2006, again due to an effort by management to increase the size of the commercial and residential real estate portfolios.  These increases were partially offset by the decrease in installment loans of $4.1 million to $7.4 million during 2006 due to a general decline in indirect lending volume and more stringent underwriting guidelines on consumer loans. Investment securities decreased by $7.5 million to $83.1 million,  and certificates of deposit held for investment purposes decreased by $5.4 million to $6.1 million during 2006.  Premises and equipment decreased by $300,000 due to a reduction in capital expenditures on existing buildings. The increase in loans was funded by a decrease in securities and certificates of deposit held for investment purposes. Federal funds decreased $12.7 million as total deposits increased $10.1 million.  This increase was primarily a result of management’s decision to offer a number of special rate deposit products which were designed to attract customers in new markets in 2006.

Total equity was $23.5 million at December 31, 2006 compared to $22.9 million at December 31, 2005.  The increase was primarily the result of a decrease in the unrealized gain on securities available-for-sale, net of tax, of $223,000, and $64,000 in additional paid in capital related to the Company’s incentive stock option plan. Dividends declared of $1.9 million and the repurchase of Company common stock for $22,000 were offset by net income of $2.3 million.

Consolidated Results of Operations

2006 Compared to 2005

Net Interest Income.  Net interest income was $8.6 million and $9.3 million in 2006 and 2005.  Interest income on earning assets increased $1.0 million in 2006 from 2005.  This increase was primarily attributable to increased interest income earned on the loan portfolio of $1.8 million, and federal funds sold of $138,000. The increases were attributable to increases in average balances and also average yields available in the marketplace in 2006. Increases were offset by decreased interest income earned on taxable and non taxable securities of $575,000, and certificates of deposit held for investment of $316,000.  Interest expense on interest-bearing liabilities increased $1.7 million as a result of an increase in the average rate paid on liabilities of 82 basis points, from 1.98% in 2005 to 2.80% in 2006.  The net interest margin on a tax equivalent basis decreased to 3.50% in 2006 from 3.70% in 2005.  The primary reason for the decrease in the net interest margin was the result of an increase in the market rates offered on liabilities, and a more rapid upward repricing of liabilities during a gradual reallocation of assets to loans which earn at higher rates than other types of interest-bearing assets.

Provision for Loan Losses.  The provision for loan losses was $180,000 in 2006 compared to $300,000 in 2005.  As of December 31, 2006, the allowance for loan losses totaled $1.5 million, or .91% of total loans, compared to $1.3 million, or .88% of total loans, at December 31, 2005.  The modest increase in the allowance for loan losses in 2006 was influenced by the continued growth in the loan portfolio.  Continued improvement in asset quality and a decreasing net charge off trend resulted in the decrease in the 2006 provision for loan losses.

The amounts of the provision and allowance for loan losses are influenced by current economic conditions, actual loss experience, industry trends and other factors, including real estate values in the Company’s market area and management’s assessment of current collection risks within the loan portfolio.  Along with other financial institutions, management shares a concern for the outlook of the economy for 2007.  Even though there are indications of emerging strength, it is uncertain if this strength is sustainable. If it is not sustainable, borrowers may experience difficulty, and the level of non-performing loans, charge-offs, and delinquencies could rise and require increases in the provision.  In addition, regulatory agencies have warned of possible higher charge-offs in the industry if the economy continues to weaken.  The allowance for loan losses represents management’s estimate of probable incurred losses based on information available as of the date of the financial statements.  The allowance for loan losses is based on management’s evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, and economic conditions.

Management has concluded that the allowance for loan losses was adequate at December  31, 2006.  However, there can be no assurance that the allowance for loan losses will be adequate to cover all losses.

Noninterest Income.  The Company’s noninterest income decreased $66,000, or 2.3%, compared to 2005.  Noninterest income decreased primarily due to losses on securities sold of $13,000 in 2006, a decrease of $185,000 compared to the gains experienced in 2005, as the Company sold securities for a gain in 2005.  Gains on loan sales to the secondary market decreased $60,000 to $31,000 in 2006 compared to 2005 as a result of fewer originations of residential real estate loans because of the general increase in interest rates in 2006.  Service charges on deposit accounts decreased by $147,000, or 13.2%, to $1.0 million.  Other income increased by $282,000, or 29.0%, compared to 2005.  This increase was primarily due to a $371,000 increase in the market value of derivatives related to index powered certificates of deposit held for investments and for customers of the Bank.  Trust and farm management fee income increased by $44,000, to $540,000 in 2006 compared to 2005.

Noninterest Expense.  The Company’s noninterest expense was $8.1 million in 2006 and $8.5 million for 2005.  Salaries and benefits, which is the largest component of non-interest expense, decreased $104,000, to $4.5 million in 2006. Decreases in occupancy and equipment expense of $21,000, supplies expense of $63,000, professional fees of $96,000, amortization of core deposit intangible expense of $64,000, and other expenses of $100,000 were partially offset by an increase in data processing expense of $22,000 in 2006.  Other expense was reduced due to decreased collection expenses, decreased secondary mortgage market expenses, and decreased miscellaneous operating expenses.  Income tax expense decreased by $38,000 compared to the prior year. The Company’s effective tax rate increased slightly due to an increase in state income tax expense.

Income Taxes.  The Company’s tax rate varied from statutory rates principally due to interest income from tax-exempt securities and loans.  The Company’s effective tax rate was 25.2% and 23.7% for 2006 and 2005.

2005 Compared to 2004

Net Interest Income.  Net interest income was $9.3 million in 2005 and 2004.  Interest income on earning assets increased $371,000 in 2005 from 2004.  This increase was primarily attributable to increased interest income earned on the loan portfolio of $1.1 million, tax exempt securities of $50,000, and federal funds sold of $193,000. The increases were attributable to increases in average balances and also average tax-equivalent yields available in the marketplace in 2005. Increases were offset by decreased interest income earned on taxable securities of $904,000, and certificates of deposit held for investment of $78,000.  Interest expense on interest-bearing liabilities increased $413,000 as a result of an increase in the average rate paid on liabilities of 25 basis points, from 1.72% in 2004 to 1.98% in 2005.  The net interest margin on a tax equivalent basis increased to 3.70% in 2005 from 3.60% in 2004.  The primary reason for the increase in the net interest margin was the result of a gradual reallocation to loans which earn at higher rates than other types of interest-bearing assets.

Provision for Loan Losses.  The provision for loan losses remained constant at $300,000 in 2005 and 2004.  As of December 31, 2005, the allowance for loan losses totaled $1.3 million, or .88% of total loans, compared to $1.2 million, or .88% of total loans, at December 31, 2004.  The increase in the allowance for loan losses in 2005 was influenced by the continued growth in the loan portfolio.

The amounts of the provision and allowance for loan losses are influenced by current economic conditions, actual loss experience, industry trends and other factors, including real estate values in the Company’s market area and management’s assessment of current collection risks within the loan portfolio.  Along with other financial institutions, management shared a concern for the outlook of the economy for 2006.  The allowance for loan losses represents management’s estimate of probable incurred losses based on information available as of the date of the financial statements.  The allowance for loan losses is based on management’s evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, and economic conditions.

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

Income Taxes.  The Company’s tax rate varied from statutory rates principally due to interest income from tax-exempt securities and loans.  The Company’s effective tax rate was 23.7% and 23.3% for 2006 and 2005.

The components of the changes in net interest income are shown below.  Changes in net interest income are allocated between amounts attributed to changes in rate and changes in volume for the various categories of interest-earning assets and interest-bearing liabilities.

Analysis of Changes in Interest Income and Expense

($000s)

	2006 — 2005			2005 — 2004
	Increase (Decrease)			Increase (Decrease)
		Change	Change		Change	Change
	Total	Due to	Due to	Total	Due to	Due to
	Change	Volume	Rate	Change	Volume	Rate

INTEREST INCOME
Loans	$1,793	$1,227	$566	$1,136	$708	$428
Investment CDs	(316)	(281)	(35)	(78)	(101)	23
Securities	(626)	(618)	(8)	(828)	(701)	(127)
Federal funds sold	138	26	112	193	107	86
Total interest income	989	353	636	423	13	410

INTEREST EXPENSE

NOW and money market	671	(127)	798	116	(114)	230
Savings	(10)	(10)	—	(31)	(11)	(20)
Time deposits	1,033	55	978	297	9	288
Repurchase agreements	(4)	—	(4)	2	—	2
Borrowings	(8)	—	(8)	(4)	(20)	16
Federal funds purchased	66	38	28	33	18	15
Total interest expense	1,748	(45)	1,793	413	(118)	531

Net interest earnings	(759)	398	(1,157)	10	131	(121)
Tax equivalent adjustment	31	—	31	(52)	—	(52)

Net interest earnings after tax equivalent adjustment	$(728)	$398	$(1,126)	$(42)	$131	$(173)

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

Analysis of Average Balances, Tax Equivalent Yields and Rates

Years Ended December 31, 2006, 2005 and 2004

(in Thousands)

	2006			2005			2004
	Average		Average	Average		Average	Average		Average
	Balance (4)	Interest	Rate	Balance (4)	Interest	Rate	Balance (4)	Interest	Rate
ASSETS
Loans (1) (3)	$159,145	$11,260	7.08%	$141,807	$9,467	6.68%	$131,191	$8,331	6.35%
Investment CDs	8,128	239	2.94	17,685	555	3.14	20,910	633	3.03
Securities (2) (5)	85,448	3,583	4.19	100,187	4,209	4.20	116,892	5,037	4.31
Federal funds sold	7,127	371	5.21	6,635	233	3.51	3,589	40	1.11
Interest-arning assets	259,848	15,453	5.95	266,314	14,464	5.43	272,582	14,041	5.15
Noninterest-earning assets (6)	22,881			29,365			27,083

Average assets	$282,729			$295,679			$299,665

LIABILITIES AND SHAREHOLDERS’ EQUITY

NOW and money market	$93,042	2,041	2.19	$98,826	1,370	1.39	$107,136	1,254	1.17
Savings	25,067	130.52		27,083	140.52		29,121	171.59
Time deposits	106,750	4,067	3.81	105,301	3,034	2.88	105,002	2,737	2.61
Repurchase agreements	—	—	—	232	4	1.72	215	2.93
Federal funds purchased	2,470	123	4.98	1,715	57	3.32	1,175	24	2.04
Borrowings	—	—	—	126	8	6.35	438	12	2.74
Interest-bearing liabilities	227,329	6,361	2.80	233,283	4,613	1.98	243,087	4,200	1.73

Net interest income (2)		9,092			9,851			9,841
Net yield on interest-earning assets			3.50			3.70			3.61
Interest-bearing liabilities to earning assets ratio			87.49			87.60			89.18

Noninterest-bearing liabilities	32,175			38,959			32,185

Shareholders’ equity	23,225			23,487			24,393
Average liabilities and shareholders’ equity	$282,729			$295,679			$299,665
Tax equivalent adjustment		525			556			504
Net interest income as reported in the consolidated statements of income		$8,567			$9,295			$9,337

(1)          Interest income on loans includes loan origination and other fees of $98 for 2006, $136 for 2005, and $168 for 2004.

(2)          Loan and securities income is reflected on a fully tax-equivalent basis utilizing a 34% rate for municipal securities and tax-exempt loans.

(3)          Non-accrual loans are included in average loans.

(4)          Average balances are derived from the average daily balances.

(5)          Rate information is calculated based upon average amortized cost.

(6)          Average balance information includes an average valuation allowance for securities of $(2,327), $(1,228) and $909, respectively.

Impact of Accounting Changes

Share Based Payment

The Company has a stock-based employee compensation plan, which is described in Notes of Financial Statements included in the December 31, 2006 Annual Report to shareholders.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS 123(R)”).  SFAS 123(R) addresses all forms of share-based payment awards, including shares under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS 123(R) requires all share-based payments to be recognized as expense, based upon their fair values, in the financial statements over the vesting period of the awards.

Since the Company previously accounted for its stock options in accordance with SFAS No. 123, the adoption of SFAS No. 123(R) did not have a significant impact on the Company’s financial condition or results of operation. Certain disclosures required by SFAS No. 123(R), have been omitted due to their immaterial nature.

Servicing Assets and Liabilities

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 156.  This Statement amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.

SFAS No. 156 requires an entity to initially recognize a servicing asset or servicing liability at fair value each time it undertakes an obligation to service a financial asset by entering into a servicing contract in other specific situations.

In addition, SFAS No. 156 permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities:

•                  Amortization method—Amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date.

•                  Fair value measurement method—Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur.

SFAS No. 156 is effective at the beginning of an entity’s first fiscal year that begins after September 15, 2006 and should be applied prospectively for recognition and initial measurement of servicing assets and servicing liabilities.  Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year.

The Company did not early adopt SFAS No. 156 on January 1, 2006.  Adoption of SFAS No. 156 is not expected to have a significant impact on the Company’s financial condition or results of operation.

Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan—an amendment of SFAS No. 87, 88, 106 and 132(r).

In September, 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158.  This statement requires an entity that sponsors one or more single-employer defined benefit plans to recognize the funded status of a benefit plan (measured as the difference between the fair value of plan assets and the benefit obligation) in its statement of financial position.  For a pension plan, the benefit obligation is the projected benefit obligation and for any other plan the benefit obligation is the accumulated postretirement benefit obligation.  Additionally, all items previously deferred when applying SFAS No. 87 or SFAS No. 106 will now be recognized as a component of accumulated other comprehensive income, net of applicable taxes.  SFAS No. 158 will not change the components of net periodic benefit cost.  SFAS No. 158 will require plan asset and benefit obligations to be measured primarily as of the balance sheet date.  The effective date for the recognition of the funded status on the balance sheet is for fiscal years ending after December 15, 2006 while the effective date for the requirement that the measurement date of plan assets and the benefit obligation be the same as the balance sheet date is for fiscal years ending after December 15, 2008.

Future Accounting Pronouncements

Emerging Issues Task Force Issue 06-4.  In September 2006, the Emerging Issues Task Force (EITF) reached a consensus regarding the accounting for entities with split-dollar life insurance arrangements that provide an employee with a specified benefit that is not limited to an employee’s active service period.  In reaching its consensus, the EITF determined that an employer should recognize as a liability the future benefits to be provided to employees beyond the employees active service period.  In the case of split-dollar plan that provides a death benefit to the employees designated beneficiary and the benefit is provided to the employee beyond their active service period, an entity should accrue a liability during the employee’s active service period for the cost of maintaining the life insurance policy during the employee’s retirement period.   EITF 06-4 is effective for fiscal years beginning after December 15, 2007 with earlier application permitted.  Entities should recognize the effects of applying EITF 06-4 either as a change in accounting principle through a cumulative-effect adjustment to retained earnings or other components of equity as of the beginning of the year of adoption or as a change in accounting principle through retrospective application to all prior periods.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company uses overall risk sensitivity to monitor and manage exposure to sudden changes in interest rates.  The Company’s overall interest rate sensitivity is demonstrated by a net interest income analysis.  Net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates.  This analysis assesses the risk of change in net interest income in the event of sudden and sustained 1.0% increases and decreases in market interest rates.  The tables below present the Company’s projected changes in net income for the various rate shock levels for the periods ended December 31, 2006 and 2005.

	2006 Net Interest Income
			Percentage
	Amount	Change	Change
	(Dollars in Thousands)

+100 bp	$2,564	$(36)	(1.4)%
Base	2,600	—	—
–100 bp	2,683	83	3.2%

	2005 Net Interest Income
			Percentage
	Amount	Change	Change
	(Dollars in Thousands)

+100 bp	$2,812	$(68)	(2.4)%
Base	2,880	—	—
–100 bp	2,943	63	2.2%

As shown above, at December 31, 2006, the effect of an immediate 100 basis point increase in interest rates would decrease the Company’s net income by 1.4%, or approximately $36,000.  The effect of an immediate 100 basis point decrease in rates would increase the Company’s net interest income by 3.2%, or approximately $83,000.  The Company’s Board of Directors has set a risk tolerance limit of 10% of estimated net interest income for the succeeding 12 months based on an immediate 200 basis point change in market prices.

Interest rate sensitivity reflected modest exposure in an increasing rate environment at the end of 2006 and 2005.  Overall net interest income sensitivity decreased in 2006 compared to 2005.

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

The Company’s cash flows are comprised of three primary classifications:  cash flows from operating activities, investing activities, and financing activities.  Cash flows provided by operating activities were $2.6 million, $4.6 million, and $4.4 million for the years ended December 31, 2006, 2005 and 2004.  Net cash from investing activities consisted primarily of principal collections on loans and proceeds from maturation and sales of securities offset by disbursements for loan originations and the purchase of securities.  Net cash from financing activities consisted primarily of changes in net deposits and short-term borrowings partially offset by dividends paid and the purchase of Company stock.

The Company’s most liquid assets are cash and short-term investments.  The levels of these assets are dependent on the Company’s operating, financing, lending, and investing activities during any given year.  At December 31, 2006, cash and short-term investments totaled $10.6 million.  The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans.  The Company may also utilize the sale of securities available-for-sale, federal funds lines of credit from correspondent banks, and borrowings from the Federal Home Loan Bank of Chicago and  Marshall and Ilsley Bank.

The following table discloses contractual obligations and commercial commitments of the Company as of December 31, 2006:

		Less Than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years
Lines of credit(1)	$17,850	$11,663	$3,918	$113	$2,156
Data processing contract payable	1,539	223	445	445	426
Standby letters of credit(1)	513	513
	$19,902	$12,399	$4,363	$558	$2,582

(1)  Represents amounts committed to customers.

During 2006 and 2005, the Company repurchased 300 and 1,260 shares of common stock for $22,000 and $89,000.

Capital provides the foundation for future growth.  Regulatory agencies have developed minimum guidelines by which the adequacy of a financial institution’s capital may be evaluated.  At December 31, 2006, all of the Company’s ratios exceeded the levels required under regulatory guidelines as shown in Note 15 of the Consolidated Financial Statements.

Facilities

First Ottawa Bancshares, Inc. is the holding company for First National Bank of Ottawa.  The Company is headquartered in Ottawa, Illinois and operates four offices in Ottawa, two branches in Streator, a branch in Morris, a branch in Yorkville and a recently opened loan production office in Minooka.

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

The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. The factors which could have a material adverse effect on the operations and future prospects of the Company and its subsidiaries are detailed in the “Risk Factors” section included under Item 1a. of Part I of our Form 10-K.  In addition to the risk factors described in that section, there are other factors that may impact any public company, including ours, which could have a material adverse effect on the operations and future prospects of the Company and its subsidiaries.  These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

First Ottawa Bancshares, Inc.

Ottawa, Illinois

We have audited the accompanying consolidated balance sheets of First Ottawa Bancshares, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Ottawa Bancshares, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Indianapolis, Indiana
March 12, 2007

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

(In thousands, except share and per share data)

	2006	2005
Assets

Cash and due from banks	$7,544	$6,857
Interest-bearing demand deposits	3,100	—
Cash and cash equivalents	10,644	6,857
Certificates of deposit	6,135	11,494
Investment securities available for sale	83,085	90,631
Loans, net of allowance for loan losses of $1,463 and $1,344	159,475	151,516
Premises and equipment	7,753	8,024
Interest receivable and other assets	10,961	10,217

Total assets	$278,053	$278,739

Liabilities and Shareholders’ Equity

Liabilities
Deposits	$250,341	$239,881
Federal funds purchased	—	12,700
Other liabilities	4,203	3,300
Total liabilities	254,544	255,881

Commitments and Contingencies

Shareholders’ Equity
Preferred stock, $1 par value
Authorized and unissued — 20,000 shares	—	—
Common stock, $1 par value, 1,000,000 shares authorized and 750,000 issued	750	750
Additional paid-in capital	4,103	4,039
Retained earnings	25,644	25,258
Treasury stock, at cost — 100,951 and 100,651 shares	(5,767)	(5,745)
Accumulated other comprehensive income (loss) (2006 unrealized loss on securities of $987, pension funded status $234, 2005 unrealized loss on securities of $1,227, minimum pension liability of $217)	(1,221)	(1,444)
Total shareholders’ equity	23,509	22,858

Total liabilities and shareholders’ equity	$278,053	$278,739

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2006, 2005 and 2004

(In thousands, except share and per share data)

	2006	2005	2004
Interest and Dividend Income
Loans receivable	$11,201	$9,428	$8,318
Investment securities
Taxable	2,211	2,688	3,592
Exempt from federal tax	906	1,004	954
Federal funds sold	371	233	40
Interest-bearing deposits	239	555	633
Total interest and dividend income	14,928	13,908	13,537

Interest Expense
Deposits	6,238	4,544	4,162
Repurchase agreements	—	4	2
Federal funds purchased	123	57	24
Other interest expense	—	8	12
Total interest expense	6,361	4,613	4,200

Net Interest Income	8,567	9,295	9,337
Provision for loan losses	180	300	300
Net Interest Income After Provision for Loan Losses	8,387	8,995	9,037

Noninterest Income
Service fee income	965	1,112	1,089
Trust and farm management fee income	540	496	484
Net realized gains (losses) on sales of available-for-sale securities	(13)	172	465
Net gains on sales of loans	31	91	254
Other income	1,253	971	903
Total noninterest income	2,776	2,842	3,195

Noninterest Expenses
Salaries and employee benefits	4,547	4,651	4,651
Occupancy and equipment expense	1,259	1,280	1,270
Data processing fees	393	371	334
Supplies	148	211	165
Professional fees	348	444	484
Amortization of core deposit intangibles	255	319	399
Other expenses	1,125	1,225	1,504
Total noninterest expenses	8,075	8,501	8,807

Income Before Income Tax	3,088	3,336	3,425
Income tax expense	753	791	797

Net Income	$2,335	$2,545	$2,628

Earnings Per Share — Basic	$3.59	$3.92	$4.03

Earnings Per Share — Diluted	$3.59	$3.90	$4.03

Average Shares Outstanding	649,605	649,830	651,561

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended December 31, 2006, 2005 and 2004

(In thousands, except share and per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balances, January 1, 2004	$750	$4,008	$23,988	(5,585)	$1,494	$24,655
Comprehensive income
Net income			2,628			2,628
Other comprehensive income, net of tax — unrealized losses on securities					(1,416)	(1,416)
Comprehensive income						1,212
Cash dividends ($3.00 per share)			(1,954)			(1,954)
Stock options vested		10				10
Purchase of 1,018 treasury shares				(71)		(71)

Balances, December 31, 2004	750	4,018	24,662	(5,656)	78	23,852
Comprehensive income
Net income			2,545			2,545
Other comprehensive income, net of tax — unrealized losses on securities					(1,522)	(1,522)
Comprehensive income						1,023
Cash dividends ($3.00 per share)			(1,949)			(1,949)
Stock options vested		21				21
Purchase of 1,260 treasury shares				(89)		(89)

Balances, December 31, 2005	750	4,039	25,258	(5,745)	(1,444)	22,858
Comprehensive income
Net income			2,335			2,335
Other comprehensive income, net of tax — unrealized gains on securities					240	240
Comprehensive income						2,575
Cash dividends ($3.00 per share)			(1,949)			(1,949)
Stock options vested		38				38
Stock options exercised		26				26
Purchase of 300 treasury shares				(22)		(22)
Adjustment to initially apply FASB Statement No. 158, net of tax					(17)	(17)

Balances, December 31, 2006	$750	$4,103	$25,644	$(5,767)	$(1,221)	$23,509

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006, 2005 and 2004

(In thousands, except per share data)

	2006	2005	2004
Operating Activities
Net income	$2,335	$2,545	$2,628
Items not requiring (providing) cash
Provision for loan losses	180	300	300
Premium amortization on securities, net	380	421	502
Derivative valuation adjustment	(325)	(373)	(411)
Depreciation and amortization	696	822	871
Loans originated for sale	(1,453)	(4,119)	(8,936)
Proceeds from sale of loans	868	4,637	9,133
Gains/losses on sales of securities, net	13	(172)	(465)
Gains on sales of loans held for sale	(31)	(91)	(254)
Stock options vested	38	21	10
Change in
Interest receivable and other assets	(956)	419	791
Interest payable and other liabilities	903	151	241
Net cash provided by operating activities	2,648	4,561	4,410

Investing Activities
Purchases of securities available for sale	(3,212)	(4,729)	(32,247)
Proceeds from maturities and paydowns of securities available for sale	6,481	9,364	21,616
Proceeds from sales of securities available for sale	4,247	6,830	17,230
Purchases of certificates of deposit	—	(3,460)	(18,086)
Proceeds from maturities of certificates of deposit	5,684	16,986	7,040
Net change in loans	(7,723)	(19,392)	(2,804)
Net purchases of premises and equipment	(153)	(903)	(543)
Net cash provided by (used in) investing activities	5,324	4,696	(7,794)

Financing Activities
Net change in
Deposits	10,460	(14,083)	(10,957)
Federal funds purchased	(12,700)	7,100	5,600
Securities sold under agreements to repurchase	—	(750)	750
Proceeds from borrowings	—	27	70
Repayment of borrowings	—	(586)	(1)
Purchase of treasury stock	(22)	(89)	(71)
Stock options exercised	26	—	—
Cash dividends	(1,949)	(1,949)	(1,954)
Net cash used in financing activities	(4,185)	(10,330)	(6,563)

Net Change in Cash and Cash Equivalents	3,787	(1,073)	(9,947)

Cash and Cash Equivalents, Beginning of Year	6,857	7,930	17,877

Cash and Cash Equivalents, End of Year	$10,644	$6,857	$7,930

Additional Cash Flows Information
Interest paid	$6,030	$4,482	$4,460
Income tax paid, net of refunds	821	729	158
Transfers from loans to foreclosed real estate	200	468	141

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

(Table dollar amounts in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Mortgage Servicing Rights:  Servicing rights are recognized as assets for the allocated value of servicing rights retained on loans sold and are classified with interest receivable and other assets in the consolidated balance sheets.  Servicing rights are expensed in proportion to and over the period of estimated net servicing revenues.  Impairment is evaluated based on the fair value of the rights using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics.  Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions.  Any impairment of a grouping is reported as a valuation allowance.  There was no such valuation allowance recorded at December 31, 2006 and 2005, and mortgage servicing rights were not material at either date.

Intangible Assets:   Core deposit intangibles are being amortized on an accelerated basis over 11 years and are periodically evaluated as to the recoverability of their carrying value.

Goodwill:   Goodwill is reviewed for impairment annually with any loss recognized through the income statement.

Stock Options:  The Company has a stock-based compensation plan, which is more fully described in Note 12.  The Company accounts for this plan under the recognition and measurement principles of Statement of Financial Accounting Standards No. 123®, Share-Based Payment, using the fair value method.  The value of options granted under this plan is charged to expense over the vesting period of the grants.

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

Pending Accounting Pronouncements

Emerging Issues Task Force Issue 06-4.  In September 2006, the Emerging Issues Task Force (EITF) reached a consensus regarding the accounting for entities with split-dollar life insurance arrangements that provide an employee with a specified benefit that is not limited to an employee’s active service period.  In reaching its consensus, the EITF determined that an employer should recognize as a liability the future benefits to be provided to employees beyond the employees active service period.  In the case of split-dollar plan that provides a death benefit to the employees designated beneficiary and the benefit is provided to the employee beyond their active service period, an entity should accrue a liability during the employee’s active service period for the cost of maintaining the life insurance policy during the employee’s retirement period.   EITF 06-4 is effective for fiscal years beginning after December 15, 2007 with earlier application permitted.  Entities should recognize the effects of applying EITF 06-4 either as a change in accounting principle through a cumulative-effect adjustment to retained earnings or other components of equity as of the beginning of the year of adoption or as a change in accounting principle through retrospective application to all prior periods.

NOTE 2 — SECURITIES AVAILABLE FOR SALE

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006
U. S. Treasury	$10,070	$—	$(237)	$9,833
Federal agencies	35,294	—	(654)	34,640
State and municipal	24,829	139	(457)	24,511
Mortgage-backed securities and collateralized mortgage obligations	7,948	24	(236)	7,736
Corporate obligations	3,250	—	(43)	3,207
Marketable equity securities	3,190	—	(32)	3,158

Total investment securities	$84,581	$163	$(1,659)	$83,085

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2005
U. S. Treasury	$10,086	$—	$(284)	$9,802
Federal agencies	40,364	2	(961)	39,405
State and municipal	25,455	225	(484)	25,196
Mortgage-backed securities and collateralized mortgage obligations	10,082	43	(256)	9,869
Corporate obligations	3,416	—	(97)	3,319
Marketable equity securities	3,086	—	(46)	3,040

Total investment securities	$92,489	$270	$(2,128)	$90,631

As of December 31, 2006 and 2005, the Company had approximately $2,632,000 and $4,269,000 invested in bonds issued by municipalities located within LaSalle County, Illinois.

Securities with an approximate carrying value of $50,174,000 and $58,012,000 were pledged at December 31, 2006 and 2005 to secure trust and public deposits, and for other purposes as required or permitted by law.

The fair value of contractual maturities of securities available for sale at December 31, 2006 were as follows.  Securities not due at a single maturity date, primarily mortgage-backed and equity securities, are shown separately.

	Amortized Cost	Fair Value
Within one year	$16,676	$16,547
One to five years	56,320	55,196
Five to ten years	447	448
After ten years	—	—

Mortgage-backed securities and collateralized mortgage obligations	7,948	7,736
Marketable equity securities	3,190	3,158

Totals	$84,581	$83,085

Information regarding realized gains and losses on sales of securities available for sale follows:

	2006	2005	2004
Gross gains	$4	$178	$465
Gross losses	17	6	—
Tax expense	(4)	58	158

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost.  Total fair value of these investments at December 31, 2006 and 2005 was $74.8 million and $79.3 million, which was approximately 90.0% and 87.4% of the Company’s available-for-sale investment portfolio at those dates.  These declines primarily resulted from increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates, management  believes the declines in fair value for these securities are temporary.  Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2006
U. S. Treasury	$—	$—	$9,833	$237	$9,833	$237
Federal agencies	—	—	34,640	654	34,640	654
State and municipal	1,555	16	15,258	441	16,813	457
Mortgage-backed securities and collateralized mortgage obligations	35	1	7,099	235	7,134	236
Corporate obligations	—	—	3,207	43	3,207	43
Marketable equity securities	—	—	3,158	32	3,158	32

Total temporarily impaired securities	$1,590	$17	$73,195	$1,642	$74,785	$1,659

December 31, 2005
U. S. Treasury	$—	$—	$9,802	$284	$9,802	$284
Federal agencies	14,711	238	23,691	723	38,402	961
State and municipal	4,774	34	11,646	450	16,420	484
Mortgage-backed securities and collateralized mortgage obligations	4,970	151	3,388	105	8,358	256
Corporate obligations	—	—	3,319	97	3,319	97
Marketable equity securities	—	—	3,040	46	3,040	46

Total temporarily impaired securities	$24,455	$423	$54,886	$1,705	$79,341	$2,128

NOTE 3 — LOANS

Major classifications of loans as of December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Real estate	$102,516	$95,469
Commercial and agricultural	39,610	33,686
Installment	7,401	11,585
Home equity lines of credit	11,411	12,120
Total loans	160,938	152,860
Allowance for loan losses	(1,463)	(1,344)

Net loans	$159,475	$151,516

Certain executive officers, directors, and their related interests are loan customers of the Company.  A summary of such loans made by the Company in the ordinary course of business and made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons is as follows:

Balance at January 1, 2006	$2,451
New loans	744
Repayments	(764)

Balance at December 31, 2006	$2,431

Information regarding impaired loans at December 31, 2006 and 2005 is as follows:

	2006	2005
Impaired loans with an allowance	$1,328	$2,342
Impaired loans for which the discounted cash flows or collateral value exceeds the carrying value of the loan	225	87

Total impaired loans	$1,553	$2,429

Allowance for impaired loans included in the Company’s allowance for loan losses	$386	$497

	2006	2005	2004
Average balance of impaired loans	$2,269	$2,039	$2,074
Interest income recognized on impaired loans	149	169	127
Interest income recognized on impaired loans — cash basis	102	126	107

Nonperforming loans were as follows at December 31:

	2006	2005
Loans past due over 90 days still on accrual	$305	$1,337
Nonaccrual loans	362	—

NOTE 4 — ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2006	2005	2004
Allowance for loan losses
Balances, January 1	$1,344	$1,174	$1,049
Provision for losses	180	300	300
Recoveries on loans	56	86	98
Loans charged off	(117)	(216)	(273)

Balances, December 31	$1,463	$1,344	$1,174

NOTE 5 — LOAN SALES AND SERVICING

The Company sells mortgage loans with servicing retained to the Federal Home Loan Mortgage Corporation (FHLMC).  The Company realized gross proceeds from the sales of mortgage loans totaling $868,000, $4,637,000 and $9,133,000 in 2006, 2005 and 2004.  Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balances of these loans are summarized as follows:

	2006	2005
Loans serviced for Freddie Mac	$30,255	$32,757

Following is an analysis of the changes in originated mortgage servicing rights:

	2006	2005	2004
Mortgage Servicing Rights
Balances, January 1	$328	$380	$445
Servicing rights capitalized	14	49	89
Amortization of servicing rights	(39)	(101)	(154)

Balances, December 31	$303	$328	$380

NOTE 6 — PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at December 31:

	2006	2005
Cost
Land	$1,791	$1,791
Buildings and land improvements	7,512	7,428
Equipment	4,656	4,606
Construction in progress	19	—
Total cost	13,978	13,825
Accumulated depreciation and amortization	(6,225)	(5,801)
Net	$7,753	$8,024

NOTE 7 — DEPOSITS

Deposits consisted of the following at December 31:

	2006	2005
Noninterest-bearing demand	$29,954	$30,436
Interest-bearing demand	53,864	57,624
Savings	24,062	24,847
Money market savings	38,266	26,184
Certificates and other time deposits of $100,000 or more	38,484	31,420
Other certificates and time deposits	65,711	69,370
Total deposits	$250,341	$239,881

At December 31, 2006, the scheduled maturities of certificates of deposit were as follows:

2007	$69,191
2008	20,041
2009	7,462
2010	2,098
2011	5,403
$104,195

Deposits held by the Company from related parties at December 31, 2006 and 2005 totaled $3.8 million and $2.3 million, respectively.

NOTE 8 — BORROWINGS

The Company has a note payable that consists of a $2,000,000 unsecured line of credit with Marshall & Ilsley Bank, maturing on August 25, 2007.  The outstanding balance under the line of credit was $0 at December 31, 2006 and 2005.  Interest is payable quarterly at LIBOR plus 165 basis points (7.04% and 5.96% at December 31, 2006 and 2005).

NOTE 9 — SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are financing arrangements.  Physical control is maintained for all securities sold under repurchase agreements.  The average balance during 2006 and 2005 was $0 and $232,000 with an interest rate of 1.63% for 2005.  The maximum month-end balance during 2006 and 2005 was $0 and $750,000.

NOTE 10 — BENEFIT PLANS

The Bank has a noncontributory defined-benefit pension plan covering all employees who meet the eligibility requirements.  In 1999, all plan benefits were frozen.  The Bank’s funding policy is to make the minimum annual contribution that is required by applicable regulations, plus such amounts as the Bank may determine to be appropriate from time to time.  The Bank expects to contribute approximately $200,000 to the plan in 2007.  The Bank uses a December 31 measurement date for the plan.

The following tables set forth the Bank’s pension plan’s funded status and amounts actuarially determined for the years indicated:

	2006	2005
Change in benefit obligation
Beginning benefit obligation	$1,887	$1,868
Interest cost	103	112
Actuarial loss	(21)	141
Settlements	—	(108)
Benefits paid	(117)	(126)

Ending benefit obligation	$1,852	$1,887

Change in plan assets
Beginning fair value	$1,531	$1,507
Actual return	118	49
Employer contribution	268	209
Settlements	—	(108)
PBGC Premium	—	—
Benefits paid	(117)	(126)

Ending fair value	$1,800	$1,531

Funded status	$(52)	$(356)

Amounts recognized in the balance sheets:

	Pension Benefits
	2006	2005
Liability	$(52)	$(356)

Amounts recognized in accumulated other comprehensive income:

	Pension Benefits
	2006	2005
Net loss	$390	$436

Components of net periodic benefit cost:

	Pension Benefits
	2006	2005
Employer contributions	$268	$209
Benefits paid	117	127
Benefit costs	10	14

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	Pension Benefits
	2006	2005
Amounts arising during the period
Net (gain) loss	$(46)	$167

	2006	2005	2004
Assumptions used to determine benefit obligations
Discount rate	5.75%	5.75%	6.00%
Expected return on plan assets	7.0	7.0	7.0

Assumptions used to determine benefit costs
Discount rate	5.75%	6.00%	6.25%
Expected return on plan assets	7.0	7.0	7.0

The Company has estimated the long-term rate of return on plan assets based primarily on historical returns on plan assets, adjusted for changes in target portfolio allocations and recent changes in long-term interest rates based on publicly available information.

	2006	2005	2004
Components of net periodic benefit cost
Interest cost	$103	$112	$117
Return on plan assets	(108)	(106)	(97)
Amortization	15	8	3

Net expense	$10	$14	$23

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as of December 31, 2006:

Pension Benefits
2007	$123
2008	117
2009	116
2010	110
2011	118
Thereafter	541

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

Asset allocation is primarily based on a strategy to provide stable earnings while attempting to recognize potentially higher returns through limited investments in equity securities.  Plan assets are rebalanced periodically.  At December 31, 2006 and 2005, allocations by percentages were as follows:

	2006	2005

Equity mutual funds	58.3%	64.2%
Fixed income mutual funds	15.5	17.7
GNMA pool	.3	.4
Money market funds and other	20.4	4.8
Time Certificates of Deposit	5.5	13.0

At December 31, 2006 and 2005, market values of plan assets were as follows:

	2006	2005
Equity mutual funds	$1,050	$983
Fixed income mutual funds	279	271
GNMA pool	5	5
Money market funds and other	367	73
Time Certificates of Deposit	99	199

The following table summarizes the impact of applying FASB Statement No. 158 as of December 31, 2006.

	Before Application of Statement 158	Adjustments	After Application of Statement 158
Pension liability	$119	$(67)	$52
Deferred income taxes	137	18	155
Total liabilities	254,629	(85)	254,544
Accumulated other comprehensive income	(1,204)	(17)	(1,221)
Total shareholders’ equity	23,424	85	23,509

The Bank has a directors’ retirement plan which provides retirement benefits primarily to former members of the Board of Directors.  The Bank also maintains a supplemental executive retirement plan that provides benefits to certain key executive officers and directors in accordance with the plan document.  The Bank accrued expenses related to these plans totaling  $90,000, $105,000 and $126,000 in 2006, 2005 and 2004.

The Company’s 401(k) profit-sharing plan covers eligible employees with more than one year of service, as defined, and who are at least 21 years of age.  The plan allows employee contributions.  The Company may make a matching contribution equal to a percentage of salary deferral and discretionary profit-sharing contributions.  The matching percentage is limited to 6% of compensation.  The Company’s contributions, which are made following the end of the calendar year, totaled $151,000, $140,000 and $140,000 for 2006, 2005 and 2004.

NOTE  11 — STOCK OPTION PLAN

The Company grants selected executives and other key employees and directors incentive and non-qualified stock option awards which vest and become fully exercisable at the discretion of the Board of Directors as the options are granted.  The Company is authorized to grant options for up to 150,000 shares of the Company’s common stock.  The exercise price of the options, which have a ten year life, may not be less than the market price of the Company’s stock on the date of grant.

The following is a summary of the status of the Company’s stock option plan and changes in that plan for 2006, 2005 and  2004.  The Company had no grants outstanding prior to 2003.

	2006
Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of year	21,000	$62.55
Granted	10,500	76.00
Exercised	434	60.57
Forfeited or expired	376	63.39

Outstanding, end of year	30,690	67.22	8.19	$174

Options exercisable at year end	9,928		7.18	$108

Weighted-average fair value of options granted during the year		$11.78

The weighted-average grant-date fair value of options granted during the years 2006, 2005 and 2004 was $11.78, $3.26 and $1.30, respectively.  The total intrinsic value of options exercised during the years ended December 31, 2006 was $9,324.

The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

	2006	2005	2004
Risk-free interest rates	4.29%	4.37%	4.21%
Dividend yields	3.94%	4.29%	4.35%
Volatility factors of expected market price of common stock	5.00%	5.37%	3.06%
Weighted-average expected life of the options	10 years	10 years	9.5 years

NOTE  12 — EARNINGS PER SHARE

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2006
	Income	Weighted- Average Shares	Per Share Amount
Net income	$2,335	649,605
Basic earnings per share
Income available to common stockholders			$3.59

Effect of dilutive securities
Stock options	—	1,577
Diluted earnings per share
Income available to common stockholders and assumed conversions	$2,335	651,182	$3.59

	Year Ended December 31, 2005
	Income	Weighted- Average Shares	Per Share Amount
Net income	$2,545	$649,830
Basic earnings per share
Income available to common stockholders			$3.92

Effect of dilutive securities
Stock options	—	2,629
Diluted earnings per share
Income available to common stockholders and assumed conversions	$2,545	652,459	$3.90

	Year Ended December 31, 2004
	Income	Weighted- Average Shares	Per Share Amount
Net income	$2,628	$651,561
Basic earnings per share
Income available to common stockholders			$4.03

Effect of dilutive securities
Stock options	—	1,172
Diluted earnings per share
Income available to common stockholders and assumed conversions	$2,628	652,733	$4.03

NOTE 13 — INCOME TAXES

The balance sheets included the following amounts of deferred tax assets and liabilities at December 31:

	2006	2005	2004
Income tax expense
Currently payable
Federal	$672	$721	$337
State	119	88	(58)
Deferred	(38)	(18)	518

Total income tax expense	$753	$791	$797

Reconciliation of federal statutory to actual tax expense
Federal statutory income tax at 34%	$1,050	$1,134	$1,165
Tax-exempt income	(344)	(415)	(330)
Nondeductible interest expense		—	24
Effect of state income taxes and other items, net	47	72	(62)

Actual tax expense	$753	$791	$797

Effective tax rate	25.2%	23.7%	23.3%

The components of the deferred asset (liability) included on the balance sheets are as follows:

	2006	2005
Assets
Unrealized losses on securities available for sale	$509	$632
Allowance for loan losses	385	341
Deferred compensation	295	278
Minimum pension liability	49	133
Other	36	52
Total assets	1,274	1,436

Liabilities
FHLB stock	(116)	(118)
Depreciation	(567)	(622)
Mortgage servicing rights	(120)	(135)
Other	(84)	(84)
Total liabilities	(887)	(959)

	$387	$477

NOTE 14 — DERIVATIVES

The Company uses derivatives to fix future cash flows for interest payments on some of its floating rate certificates of deposit.  In this regard, the Company has entered into an interest rate swap with the FHLB of Chicago to fix the interest rate on a specific certificate of deposit product.  At December 31, 2006, the Company had $2.2 million of certificates of deposit, which mature in 2007 through 2011, in which it pays the FHLB a weighted-average interest rate of 3.88% and will receive an interest rate from the FHLB based on the appreciation of the S&P 500 Index.  This interest received from the FHLB will be paid to the customer.  The assets and liabilities in this transaction are being netted and the expense recorded in interest expense on deposits.

In addition to the above, the Company also purchased $4.9 million of certificates of deposit which are included in the certificates of deposit caption on the consolidated balance sheet.  These investments have a five year term from date of purchase.  The investments that individually do not exceed $100,000 are insured by the FDIC. The initial investment is not at risk but the return on the investment is based on a calculation of the appreciation in the S&P 500 Index. The fair value of this embedded derivative is recorded in certificates of deposit and the fair value adjustment is included in other income.  At December 31, 2006, the Bank had allocated $1.3 million to this asset and recorded a valuation allowance of $285,000.

NOTE 15 — COMMITMENTS, OFF-BALANCE-SHEET RISK, AND CONTINGENCIES

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

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank.  The reserve required at December 31, 2006 was $350,000.

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

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk at year end follows:

	2006	2005
Unused lines of credit	$17,850	$13,143
Standby letter of credit	513	721

At December 31, 2006, all of the commitments to extend credit were at variable rates of interest.

NOTE 16 — FAIR VALUES OF FINANCIAL INSTRUMENTS

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

The carrying values and estimated fair values of the Company’s financial instruments as of December 31, 2006 and 2005 were as follows:

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$10,644	$10,644	$6,857	$6,857
Certificates of deposit and related derivative	6,135	6,135	11,494	11,209
Securities available for sale	83,085	83,085	90,631	90,631
Loans held for sale	—	—	—	—
Loans	159,475	156,644	151,516	151,460
Interest receivable	2,120	2,120	2,031	2,031

Liabilities
Deposits with no stated maturities	146,146	146,146	139,091	139,091
Time deposits	104,195	104,811	100,790	102,508
Federal funds purchased	—	—	12,700	12,700
Interest payable	1,033	1,033	702	702

NOTE 17 — REGULATORY AND CAPITAL MATTERS

The Company may pay dividends without restriction under the current Federal Reserve regulations so long as it remains “adequately capitalized” after such payment.  The Bank is subject to statutory dividend restrictions which provide, in general, that the Bank may pay the current year’s earnings and the prior two years’ retained earnings without the prior approval of the Office of the Comptroller of Currency.  At December 31, 2006, the Bank’s stockholder’s equity totaled $23,509,000, of which $23,158,000 was not available for payment of dividends, without prior regulatory approval.

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

The Company’s only activity is ownership of the Bank, and, therefore, its capital, capital ratios, and minimum required levels of capital are materially the same as the Bank’s.   The actual capital levels and minimum required levels for the Company were:

	Actual		Required for Adequate Capital		To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2006
Total risk-based capital (to risk-weighted assets)	$22,668	12.0%	$15,144	8.0%	$18,930	10.0%
Tier 1 capital (to risk-weighted assets)	21,205	11.2%	7,572	4.0%	11,358	6.0%
Tier 1 capital (to average assets)	21,205	7.5%	11,321	4.0%	14,152	5.0%

December 31, 2005
Total risk-based capital (to risk-weighted assets)	$21,786	11.9%	$14,672	8.0%	$18,340	10.0%
Tier 1 capital (to risk-weighted assets)	20,442	11.2%	7,336	4.0%	11,004	6.0%
Tier 1 capital (to average assets)	20,442	7.2%	11,331	4.0%	14,163	5.0%

At December 31, 2006, the Company and the Bank were categorized as well capitalized and management is not aware of any conditions or events since the most recent notification that would change the Company’s or Bank’s category.

NOTE 18 — OTHER COMPREHENSIVE INCOME (LOSS)

	2006	2005	2004
Unrealized gains (losses) on securities
Unrealized holding gains (losses) arising during the year	$351	$(2,135)	$(1,680)
Less: reclassification adjustment for gains (losses) realized in net income	(13)	172	465
Tax effect	(124)	785	729

Other comprehensive income (loss)	$240	$(1,522)	$(1,416)

NOTE 19 — PARENT COMPANY FINANCIAL STATEMENTS

The following are the condensed balance sheets, statements of income and cash flows for First Ottawa Bancshares, Inc.

Condensed Balance Sheets
	2006	2005
Assets
Cash on deposit with Bank	$1,569	$1,733
Investment in common stock of Bank	23,083	22,364
Other assets	157	59

Total assets	$24,809	$24,156

Liabilities
Note payable	$—	$—
Dividends payable	1,300	1,298
	1,300	1,298

Shareholders’ Equity	23,509	22,858

Total liabilities and shareholders’ equity	$24,809	$24,156

Condensed Statements of Income
	2006	2005	2004
Income – dividends from Bank	$1,949	$2,649	$2,003

Other income – gain on the sale of investments	—	124	—

Expenses	110	83	85

Income before income tax and equity in undistributed income of subsidiary	1,839	2,690	1,918

Income tax benefit	—	—	29

Income before equity in undistributed income of subsidiary	1,839	2,690	1,947

Equity in undistributed income of subsidiary	496	(145)	681

Net Income	$2,335	$2,545	$2,628

Condensed Statements of Cash Flows

	2006	2005	2004
Operating Activities
Net income	$2,335	$2,545	$2,628
Item not requiring (providing) cash
Equity in undistributed earnings of Bank	(496)	145	(681)
Gains on sales of securities, net	—	(124)	—
Vested stock options	38	21	10
Other	(96)	14	1,295
Net cash provided by operating activities	1,781	2,601	3,252

Investing Activity – proceeds from sales of securities available for sale	—	469	—

Financing Activities
Purchase of treasury shares	(22)	(89)	(71)
Loan proceeds (payments), net	—	(603)	69
Cash dividends	(1,949)	(1,949)	(1,954)
Options exercised	26	—	—
Net cash used in financing activities	(1,945)	(2,641)	(1,956)

Net Change in Cash and Cash Equivalents	(164)	429	1,296

Cash and Cash Equivalents, Beginning of Year	1,733	1,304	8

Cash and Cash Equivalents, End of Year	$1,569	$1,733	$1,304

NOTE 20 — QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Interest Expense	Net Interest Income	Provision	Securities Gains	Net Income	Basic	Diluted
2006
First quarter	$3,558	$1,410	2,148	$45	$(13)	$520	$0.80	$0.80
Second quarter	3,629	1,470	2,159	45	—	436	0.67	0.67
Third quarter	3,872	1,675	2,197	45	—	655	1.01	1.01
Fourth quarter	3,869	1,806	2,063	45	—	754	1.11	1.11
2005
First quarter	$3,278	$1,013	2,265	$75	$30	$495	$0.76	$0.76
Second quarter	3,375	1,101	2,274	75	24	571	0.88	0.88
Third quarter	3,635	1,224	2,411	75	—	660	1.02	1.01
Fourth quarter	3,620	1,275	2,345	75	118	819	1.26	1.25

FIRST OTTAWA BANCSHARES, INC.
SHAREHOLDERS INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 3 p.m., local time on May 16, 2007 at the corporate headquarters located at 701 LaSalle Street, Ottawa, Illinois 61350.

PRICE RANGE OF COMMON STOCK

As of February 9, 2007, there were approximately 540 shareholders of record and 649,483 outstanding shares of common stock.

The Company’s common stock is not traded on any national or regional securities exchange and there is no established public trading market for it.  Transactions in the Company’s common stock have been infrequent.  To the knowledge of the Company’s management, during 2005, 2006 and the first month of 2007, an aggregate of approximately 24,745 shares of the Company’s common stock was transferred in approximately 42 separate transactions, excluding 620 shares purchased at $70 per share and the 640 shares purchased at $72 per share by the Company in 2005, and the 300 shares purchased by the Company at $71.27 per share in 2006.  These transfers represented both transfers for consideration (i.e., sales) and transfers for no consideration (e.g., gifts, estate transfers, etc.).  The Company’s management is unable to differentiate such transfers and has limited knowledge of the sale prices for transfers involving consideration.  The last price known to the Company’s management was a sale of 100 shares on February 9, 2007 at $78 per share.

The following dividends per share were paid on the Company’s common stock on the dates indicated: January 1, 2005 – $2.00; July 1, 2005 – $1.00; January 1, 2006 – $2.00; July 1, 2006 – $1.00; January 1, 2007 – $2.00.

WEB SITE FOR UNITED STATES SECURITIES AND EXCHANGE COMMISSION FILINGS

All reports filed electronically by the Company with the United Stated Securities Exchange Commission (the “SEC”), including the annual report on Form 10-K, quarterly reports on Form 10-Q, and current events reports on Form 8-K, as well as any amendments to those reports are accessible at no cost on our internet site at www.firstottawa.com and on the SEC’s web site at www.sec.gov.  We will also provide you with a copy free of charge by contacting Cheryl Gage, Corporate Secretary, First Ottawa Bancshares, Inc., 701 LaSalle Street, Ottawa, Illinois 61350.

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

Stockholder Return Performance Graph

The following graph shows a comparison of cumulative total returns for First Ottawa, the Nasdaq Stock Market and an index of Midwestern bank stocks which are quoted on the OTC-Bulletin Board and on Pink Sheets.  The cumulative total stockholder return computations assume the investment of $100 on December 31, 2001 and the reinvestment of all dividends.  Figures for First Ottawa’s common stock represent inter-dealer quotations, without retail markups, mark downs or commissions and do not necessarily represent actual transactions.  The graph was prepared at our request by SNL Securities L.L.C., Charlottesville, Virginia.

First Ottawa Bancshares, Inc.

	Period Ending
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
First Ottawa Bancshares, Inc.	100.00	110.23	135.14	163.71	190.39	204.35
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58
SNL Midwest OTC-BB and Pink Banks	100.00	128.26	161.90	192.90	200.83	211.50