Form 10-K, Exhibit 13
period 2007-12-31
FIRST OTTAWA BANCSHARES INC
filed 2008-03-25
CIK 1099668

Exhibit 13.1

FIRST OTTAWA BANCSHARES, INC.

FORM OF 2007 ANNUAL REPORT TO STOCKHOLDERS

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY

Ottawa, Illinois

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY

Ottawa, Illinois

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial and other data of First Ottawa Bancshares, Inc. and its wholly owned subsidiary, the First National Bank of Ottawa (the Bank) and the Bank’s wholly owned subsidiary, First Ottawa Financial Corporation, together referred to as the Company.  This information should be read in conjunction with the Company’s consolidated financial statements and notes thereto included herein.  All dollar amounts are in thousands, except per share information.

	Year Ended December 31,
	2007	2006	2005	2004	2003
Statement of Income Data:
Total interest income	$15,231	$15,274	$14,164	$13,537	$12,651
Total interest expense	6,282	6,361	4,613	4,200	4,384
Net interest income	8,949	8,913	9,551	9,337	8,267
Provision for loan losses	180	180	300	300	120
Noninterest income	2,349	2,430	2,586	3,195	2,592
Noninterest expenses	7,934	8,075	8,501	8,807	7,413
Income before income taxes	3,184	3,088	3,336	3,425	3,326
Provision for income taxes	769	753	791	797	867

Net income	$2,415	2,335	$2,545	$2,628	$2,459

Per Share Data:
Net income — basic	$3.72	3.59	$3.92	$4.03	$3.75
Net income — diluted	3.71	3.59	3.90	4.03	3.75
Cash dividends declared	3.00	3.00	3.00	3.00	3.00
Book value at end of year (1)	38.72	38.08	37.43	36.54	35.54

Selected Financial Ratios:
Return on average assets (1)	.87	.82%	.87%	.88%	1.00%
Return on average equity (1)	9.58	9.43	10.50	11.05	10.50
Dividend payout ratio	80.65	83.57	76.53	74.44	79.79
Average equity to average assets (1)	9.09	8.71	8.30	7.96	9.56
Net interest margin (tax equivalent)	3.78	3.63	3.80	3.60	3.89
Allowance for loan losses to total loans at the end of period	.96	.91	.88	.88	.80
Nonperforming loans to total loans at the end of period (2)	.76	.42	.87	1.55	2.04
Net loans charged off to average total loans	.03	.04	.09	.13	.21

Balance Sheet Data:
Total assets	$269,231	278,053	$278,739	$288,659	$294,490
Total earning assets	243,718	253,259	253,641	262,618	276,767
Average assets	275,777	282,729	290,765	299,665	247,961
Gross loans, including loans held for sale	165,805	160,938	152,860	134,493	131,948
Allowance for loan losses	1,588	1,463	1,344	1,174	1,049
Total deposits	240,377	250,341	239,881	253,964	264,921
Federal funds purchased and securities sold under agreements to repurchase	—	—	12,700	6,350	—
Shareholders’ equity	24,606	23,509	22,858	23,852	24,655

(1)     Excludes unrealized gain (loss) on securities available-for-sale.

(2)   Includes total nonaccrual loans, impaired loans, and all other loans 90 days past due and still accruing interest.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended as a review of significant factors affecting the financial condition and results of operations of the Company for the periods indicated.  The discussion should be read in conjunction with the Company’s consolidated financial statements and notes thereto and the selected consolidated financial data presented herein.  In addition to historical information, the following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties.  The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors discussed elsewhere in this report.

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

Net income was $2.4 million for the year ended December 31, 2007 compared to $2.3 million for the year ended December 31, 2006.  The return on average assets was .87% in 2007 compared to .82% in 2006.  The return on average equity increased to 9.58% in 2007 from 9.43% in 2006.  This resulted primarily from the increase in net income and an increase in other comprehensive income of $859,000 in 2007 partially offset by the change in average equity due to stock repurchases in 2007 and 2006.

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

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry.  The Company’s significant accounting policies are described in detail in the notes to the Company’s consolidated financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions.  The Company’s financial condition and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company’s financial condition and results of operations, and they require management to make estimates that are difficult, subjective, or complex.

Allowance for Loan Losses. The allowance for loan losses provides coverage for probable losses inherent in the Company’s loan portfolio.  Management evaluates the adequacy of the allowance for loan losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management’s estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic conditions.  The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio.  The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience.  The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans.  The allowance for loan losses relating to impaired loans is based on the loan’s observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan’s effective interest rate.

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

Mortgage Servicing Rights. Mortgage servicing rights (“MSRs”) associated with loans originated and sold, where servicing is retained, are capitalized and included in other intangible assets in the consolidated balance sheet.  The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio.  Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests.  The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance.  Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans.  The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value.  For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates.  Impairment, if any, is recognized through a valuation allowance and is recorded as amortization of intangible assets.

Derivatives. As a part of the Company’s funding strategy, derivative financial instruments, all of which are interest rate swap arrangements, are used to reduce exposure to changes in interest rates for certain financial instruments.  These derivatives are accounted for by recognizing the fair value of the contracts on the balance sheet.  The valuation of these derivatives is considered critical because carrying assets and liabilities at fair value inherently results in more financial statement volatility.  The fair values and the information used to record valuation adjustments for the interest rate swaps and related deposit products are provided by third parties.

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

Stock Compensation. Grants under the Company’s stock incentive plan are accounted for under the provisions of Statement of Accounting Standards (SFAS) No. 123R, applying the fair value method and the use of an option pricing model to estimate the value of the options granted.  The stock options are granted with an exercise price equal to the market price at the date of grant.  Resulting compensation expense, under the stock options, is measured and recorded based on the estimated value of the options.

Consolidated Financial Condition

Total assets at December 31, 2007 were $269.2 million compared to $278.1 million at December 31, 2006, a decrease of $8.8 million, or 3.2%.  Despite the decrease in our total assets, our total loans increased 2.7% in 2007 to $163.8 million.  Real estate loans increased by $18.1  million during 2007, due to an effort by management to increase the size of the commercial and residential real estate portfolios, and also due to a reclassification of commercial loans to better reflect the nature of the credits.  Commercial and agricultural loans decreased $11.2 million during 2007 due primarily to a reclassification between commercial and commercial real estate portfolios. These increases in commercial and residential real estate loans were partially offset by the decrease in installment loans of $2.0 million due to a general decline in indirect lending volume and more stringent underwriting guidelines on consumer loans. Investment securities decreased by $15.2 million,  and certificates of deposit held for investment purposes decreased by $2.3 million.  The increase in loans was funded by the decrease in securities and certificates of deposit held for investment purposes. Federal funds increased $3.2 million as total deposits decreased $10.0 million.  This decrease was primarily a result of management’s decision to reduce the number of special rate deposit products which were designed to attract customers in new markets in 2006 and the first half of 2007. Premises and equipment decreased by $236,000 due to normal depreciation and a reduction in capital expenditures on existing buildings.

Total equity was $24.6 million at December 31, 2007 compared to $23.5 million at December 31, 2006.  The increase was primarily the result of a decrease in the unrealized gain on securities available-for-sale, net of tax, of $859,000, and $200,000 in additional paid in capital related to the Company’s stock option plan.  Dividends declared of $1.9 million and the repurchase of Company common stock for $335,000 were offset by net income of $2.4 million.

Consolidated Results of Operations

2007 Compared to 2006

Net Interest Income.  Net interest income was $8.9 million in 2007 and 2006.  Interest income on earning assets decreased $43,000 in 2007 from 2006.  This decrease was primarily attributable to decreased interest income earned on taxable and non taxable securities of $356,000, and certificates of deposit held for investment of $63,000.  Increased interest income earned on the loan portfolio of $398,000 helped to offset the decreased securities income.  The increase is attributable to increases in average balances and also average yields available in the marketplace in 2007.  Interest expense on interest-bearing liabilities decreased $79,000 as a result of a decrease in the average balances of liabilities in 2007 compared to 2006.  The net interest margin on a tax equivalent basis increased to 3.78% in 2007 from 3.63% in 2006.  The primary reason for the increase in the net interest margin was the result of an increase in the market rates earned on assets during the continuing gradual reallocation of assets to loans which earn at higher rates than other types of interest-bearing assets.

Provision for Loan Losses.  The provision for loan losses was $180,000 in 2007 and 2006.  As of December 31, 2007, the allowance for loan losses totaled $1.6 million, or 0.96% of total loans, compared to $1.5 million, or .91% of total loans, at December 31, 2006.  The increase in the allowance for loan losses in 2007 was influenced by the continued growth in the loan portfolio and was not a direct result of the current economy or the quality of our loan portfolio.

The amounts of the provision and allowance for loan losses are influenced by current economic conditions, actual loss experience, industry trends and other factors, including real estate values in the Company’s market area and management’s assessment of current collection risks within the loan portfolio.  Along with other financial institutions, management shares a concern for the outlook of the economy for 2008.  Even though there are indications of emerging strength, it is uncertain if this strength is sustainable. If it is not sustainable, borrowers may experience difficulty, and the level of non-performing loans, charge-offs, and delinquencies could rise and require increases in the provision.  Regulatory agencies have warned of possible higher charge-offs in the industry.  The allowance for loan losses represents management’s estimate of probable incurred losses based on information available as of the date of the financial statements.  The allowance for loan losses is based on management’s evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, and economic conditions.

Management has concluded that the allowance for loan losses was adequate at December  31, 2007.  However, there can be no assurance that the allowance for loan losses will be adequate to cover all losses.

Noninterest Income.  The Company’s noninterest income decreased $81,000, or 3.3%, compared to 2006.  Noninterest income decreased primarily due to a decrease in other income. Other income decreased by $144,000, or 15.9%, compared to 2006.  This decrease was primarily due to a $195,000 decrease in the market value of derivatives related to index powered certificates of deposit held for investments and for customers of the Bank.  Gains on loan sales to the secondary market decreased $2,000 to $29,000 in 2007 compared to 2006 as a result of fewer originations of residential real estate loans because of the general increase in interest rates in 2007.  Service charges on deposit accounts increased by $52,000, or 5.4%, to $ 1.0 million.  Trust and farm management fee income remained constant at $540,000 in 2007 and 2006.

Noninterest Expense.  The Company’s noninterest expense was $7.9 million in 2007 and $8.1 million for 2006.  Salaries and benefits, which is the largest component of non-interest expense, decreased $125,000, to $4.4 million in 2007.  Decreases in supplies expense of $25,000, amortization of core deposit intangible expense of $51,000, and other expenses of $121,000 were partially offset by an increase in occupancy and equipment expense of $4,000, professional fees of $132,000, data processing expense of $45,000 in 2007.  Other expense was reduced due to decreased collection expenses, decreased secondary mortgage market expenses, and decreased miscellaneous operating expenses.  Professional fees increased due to the resolution of two ongoing litigation matters during 2007. Income tax expense increased by $16,000 compared to 2006. The Company’s effective tax rate decreased slightly in 2007.

Income Taxes.  The Company’s tax rate varied from statutory rates principally due to interest income from tax-exempt securities and loans.  The Company’s effective tax rate was 24.1% and 25.2% for 2007 and 2006.

2006 Compared to 2005

Net Interest Income.  Net interest income was $8.9 million and $9.6 million in 2006 and 2005.  Interest income on earning assets increased $1.1 million in 2006 from 2005.  This increase was primarily attributable to increased interest income earned on the loan portfolio of $1.8 million, and federal funds sold of $138,000. The increases were attributable to increases in average balances and also average yields available in the marketplace in 2006. Increases were offset by decreased interest income earned on taxable and non taxable securities of $575,000, and certificates of deposit held for investment of $316,000.  Interest expense on interest-bearing liabilities increased $1.7 million as a result of an increase in the average rate paid on liabilities of 82 basis points, from 1.98% in 2005 to 2.80% in 2006.  The net interest margin on a tax equivalent basis decreased to 3.63% in 2006 from 3.80% in 2005.  The primary reason for the decrease in the net interest margin was the result of an increase in the market rates offered on liabilities, and a more rapid upward repricing of liabilities during a gradual reallocation of assets to loans which earn at higher rates than other types of interest-bearing assets.

Provision for Loan Losses.  The provision for loan losses was $180,000 in 2006 compared to $300,000 in 2005.  As of December 31, 2006, the allowance for loan losses totaled $1.5 million, or ..91% of total loans, compared to $1.3 million, or .88% of total loans, at December 31, 2005.  The increase in the allowance for loan losses in 2006 was influenced by the continued growth in the loan portfolio.

Noninterest Income.  The Company’s noninterest income decreased $156,000, or 6.0%, compared to 2005.  Noninterest income decreased primarily due to losses on securities sold of $13,000 in 2006, a decrease of $185,000 compared to the gains experienced in 2005, as the Company sold securities for a gain in 2005.  Gains on loan sales to the secondary market decreased $60,000 to $31,000 in 2006 compared to 2005 as a result of fewer originations of residential real estate loans because of the general increase in interest rates in 2006.  Service charges on deposit accounts decreased by $147,000, or 13.2%, to $1.0 million.  Other income increased by $192,000, or 26.9%, compared to 2005.  This increase was primarily due to a $371,000 increase in the market value of derivatives related to index powered certificates of deposit held for investments and for customers of the Bank.  Trust and farm management fee income increased by $44,000, to $540,000 in 2006 compared to 2005.

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

Analysis of Changes in Interest Income and Expense

($000s)

	2007 – 2006			2006 – 2005
	Increase (Decrease)			Increase (Decrease)
		Change	Change		Change	Change
	Total	Due to	Due to	Total	Due to	Due to
	Change	Volume	Rate	Change	Volume	Rate
INTEREST INCOME

Loans	$386	$106	$280	$1,883	$1,264	$619
Investment CDs	(63)	(62)	(1)	(316)	(281)	(35)
Securities	(391)	(388)	(3)	(626)	(618)	(8)
Federal funds sold	(22)	(12)	(10)	138	26	112
Total interest income	(90)	(356)	266	1,079	391	688

INTEREST EXPENSE

NOW and money market	182	125	57	671	(127)	798
Savings	(6)	(9)	3	(10)	(10)	—
Time deposits	(232)	(665)	433	1,033	55	978
Repurchase agreements	—	—	—	(4)	—	(4)
Borrowings	—	—	—	(8)	—	(8)
Federal funds purchased	(23)	(37)	14	66	38	28
Total interest expense	(79)	(586)	507	1,748	(45)	1,793

Net interest earnings	(11)	230	(241)	(669)	436	(1,105)
Tax equivalent adjustment	47	—	47	31	—	31

Net interest earnings after tax equivalent adjustment	$36	230	(194)	(638)	$436	$(1,074)

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

Analysis of Average Balances, Tax Equivalent Yields and Rates

Years Ended December 31, 2007, 2006 and 2005

(in Thousands)

	2007			2006			2005
	Average		Average	Average		Average	Average		Average
	Balance (4)	Interest	Rate	Balance (4)	Interest	Rate	Balance (4)	Interest	Rate
ASSETS

Loans (1) (3)	$160,565	$11,992	7.47%	$159,145	$11,606	7.29%	$141,807	$9,723	6.86%
Investment CDs	6,017	176	2.93	8,128	239	2.94	17,685	555	3.14
Securities (2) (5)	76,180	3,192	4.19	85,448	3,583	4.19	100,187	4,209	4.20
Federal funds sold	6,891	349	5.06	7,127	371	5.21	6,635	233	3.51
Interest-earning assets	249,653	15,709	6.29	259,848	15,799	6.08	266,314	14,720	5.53
Noninterest-earning assets (6)	23,297			22,881			29,365

Average assets	$272,950			$282,729			$295,679

LIABILITIES AND SHAREHOLDERS’ EQUITY

NOW and money market	$98,592	$2,223	2.25%	$93,042	$2,041	2.19%	$98,826	$1,370	1.39%
Savings	23,418	124.53		25,067	130.52		27,083	140.52
Time deposits	90,970	3,835	4.22	106,750	4,067	3.81	105,301	3,034	2.88
Repurchase agreements	—	—	—	—	—	—	232	4	1.72
Federal funds purchased	1,798	100	5.56	2,470	123	4.98	1,715	57	3.32
Borrowings	—	—	—	—	—	—	126	8	6.35
Interest-bearing liabilities	214,778	6,282	2.92	227,329	6,361	2.80	233,283	4,613	1.98

Net interest income (2)		9,427			9,438			10,107
Net yield on interest-earning assets			3.78			3.63			3.80
Interest-bearing liabilities to earning assets ratio			86.03			87.49			87.60

Noninterest-bearing liabilities	33,927			32,175			38,959

Shareholders’ equity	24,245			23,225			23,487
Average liabilities and shareholders’ equity	$272,950			$282,729			$295,679
Tax equivalent adjustment		478			525			556
Net interest income as reported in the consolidated statements of income		$8,949			$8,913			$9,551

(1)          Interest income on loans includes loan origination and other fees of $403 for 2007, $98 for 2006, and $136 for 2005.

(2)          Loan and securities income is reflected on a fully tax-equivalent basis utilizing a 34% rate for municipal securities and tax-exempt loans.

(3)          Non-accrual loans are included in average loans.

(4)          Average balances are derived from the average daily balances.

(5)          Rate information is calculated based upon average amortized cost.

(6)          Average balance information includes an average valuation allowance for securities of $(1,444) , $(2,327) and $(1,228), respectively.

Impact of Accounting Changes

Future Accounting Pronouncements

Emerging Issues Task Force Issue 06-4.  In September 2006, the Emerging Issues Task Force (EITF) reached a consensus regarding the accounting for entities with split-dollar life insurance arrangements that provide an employee with a specified benefit that is not limited to an employee’s active service period.  In reaching its consensus, the EITF determined that an employer should recognize as a liability the future benefits to be provided to employees beyond the employees active service period.  In the case of split-dollar plan that provides a death benefit to the employees designated beneficiary and the benefit is provided to the employee beyond their active service period, an entity should accrue a liability during the employee’s active service period for the cost of maintaining the life insurance policy during the employee’s retirement period.   EITF Issue 06-4 is effective for fiscal years beginning after December 15, 2007 with earlier application permitted.  Entities should recognize the effects of applying EITF Issue 06-4 either as a change in accounting principle through a cumulative-effect adjustment to retained earnings or other components of equity as of the beginning of the year of adoption or as a change in accounting principle through retrospective application to all prior periods.

On September 6, 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements.  SFAS 157 clarifies the fair value measurement objective, its application in GAAP and establishes a framework that builds on current practice and requirements.  The framework simplifies and, where appropriate, codifies the similar guidance in existing pronouncements and applies broadly to financial and non-financial assets and liabilities.  The Statement clarifies the definition of fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, known as an exit-price definition of fair value.  It also provides further guidance on the valuation techniques to be used in estimating fair value.  Current disclosures about the use of fair value to measure assets and liabilities are expanded in this Statement.  The disclosures focus on the methods used for fair value measurements and apply whether the assets and liabilities are measured at fair value in all periods, such as trading securities, or in only some periods, such as impaired assets.  The Statement is effective for all financial statements issued for fiscal years beginning after November 15, 2007 as well as for interim periods within such fiscal years.  FASB Staff Position (FSP).  FSP FAS 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) until fiscal years beginning after November 15, 2008.  The Company is currently evaluating the impact of this Statement and the related FSP on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115.  SFAS 159 allows companies to report selected financial assets and liabilities at fair value. The changes in fair value are recognized in earnings and the assets and liabilities measured under this methodology are required to be displayed separately in the balance sheet.  The main intent of the Statement is to mitigate the difficulty in determining reported earnings caused by a “mixed-attribute model” (or reporting some assets at fair value and others using a different valuation attribute such as amortized cost). The project is separated into two phases.  This first phase addresses the creation of a fair value option for financial assets and liabilities.  A second phase will address creating a fair value option for selected non-financial items. SFAS 159 is effective for all financial statements issued for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of this Statement on its financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company uses overall risk sensitivity to monitor and manage exposure to sudden changes in interest rates.  The Company’s overall interest rate sensitivity is demonstrated by a net interest income analysis.  Net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates.  This analysis assesses the risk of change in net interest income in the event of sudden and sustained 1.0% increases and decreases in market interest rates.  The tables below present the Company’s projected changes in net income for the various rate shock levels for the periods ended December 31, 2007 and 2006.

	2007 Net Interest Income
			Percentage
	Amount	Change	Change
		(Dollars in Thousands)

+100 bp	$2,823	$59	2.1%
Base	2,764	—	—
-100 bp	2,743	(21)	(0.7)%

	2006 Net Interest Income
			Percentage
	Amount	Change	Change
		(Dollars in Thousands)

+100 bp	$2,564	$(36)	(1.4)%
Base	2,600	—	—
-100 bp	2,683	83	3.2%

As shown above, at December 31, 2007, the effect of an immediate 100 basis point increase in interest rates would decrease the Company’s net income by 2.1%, or approximately $59,000.  The effect of an immediate 100 basis point decrease in rates would increase the Company’s net interest income by 0.7%, or approximately $21,000.  The Company’s Board of Directors has set a risk tolerance limit of 10% of estimated net interest income for the succeeding 12 months based on an immediate 200 basis point change in market prices.

Interest rate sensitivity reflected modest exposure in an increasing rate environment at the end of 2007 and 2006.  Overall net interest income sensitivity decreased in 2007 compared to 2006.

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

The Company’s cash flows are comprised of three primary classifications:  cash flows from operating activities, investing activities, and financing activities.  Cash flows provided by operating activities were $5.0 million, $2.6 million, and $4.6 million for the years ended December 31, 2007, 2006 and 2005.  Net cash from investing activities consisted primarily of principal collections on loans and proceeds from maturation and sales of securities offset by disbursements for loan originations and the purchase of securities.  Net cash from financing activities consisted primarily of changes in net deposits and short-term borrowings partially offset by dividends paid and the purchase of Company stock.

The Company’s most liquid assets are cash and short-term investments.  The levels of these assets are dependent on the Company’s operating, financing, lending, and investing activities during any given year.  At December 31, 2007, cash and short-term investments totaled $16.5 million.  The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans.  The Company may also utilize the sale of securities available-for-sale, federal funds lines of credit from correspondent banks, and borrowings from the Federal Home Loan Bank of Chicago and Marshall and Ilsley Bank.

The following table discloses contractual obligations and commercial commitments of the Company as of December 31, 2007:

		Less Than			After
	Total	1 Year	1 – 3 Years	4 – 5 Years	5 Years

Lines of credit(1)	$15,102	$10,103	$2,894	$264	$1,841
Data processing contract payable	1,280	223	445	445	167
Standby letters of credit(1)	531	531	—	—	—

	$16,913	$10,857	$3,339	$709	$2,008

(1)  Represents amounts committed to customers.

During 2007 and 2006, the Company repurchased 4,269 and 300 shares of common stock for $335,000 and $22,000.

Capital provides the foundation for future growth.  Regulatory agencies have developed minimum guidelines by which the adequacy of a financial institution’s capital may be evaluated.  At December 31, 2007, all of the Company’s ratios exceeded the levels required under regulatory guidelines as shown in Note 15 of the Consolidated Financial Statements.

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

The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. The factors which could have a material adverse effect on the operations and future prospects of the Company and its subsidiaries include those discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  In addition to the risk factors described in that section, there are other factors that may impact any public company, including ours, which could have a material adverse effect on the operations and future prospects of the Company and its subsidiaries.  These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

First Ottawa Bancshares, Inc.

Ottawa, Illinois

We have audited the accompanying consolidated balance sheets of First Ottawa Bancshares, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Ottawa Bancshares, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Indianapolis, Indiana

March 14, 2008

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

(In thousands, except share and per share data)

	2007	2006
Assets

Cash and due from banks	$10,209	$7,544
Interest-bearing demand deposits	6,290	3,100
Cash and cash equivalents	16,499	10,644
Certificates of deposit	3,808	6,135
Investment securities available for sale	67,815	83,085
Loans, net of allowance for loan losses of $1,588 and $1,463	163,837	159,475
Premises and equipment	7,517	7,753
Interest receivable and other assets	9,755	10,961

Total assets	$269,231	$278,053

Liabilities and Shareholders’ Equity

Liabilities
Deposits	$240,377	$250,341
Other liabilities	4,248	4,203
Total liabilities	244,625	254,544

Commitments and Contingencies

Shareholders’ Equity

Preferred stock, $1 par value Authorized and unissued – 20,000 shares	—	—
Common stock, $1 par value, 1,000,000 shares authorized and 750,000 issued	753	750
Additional paid-in capital	4,300	4,103
Retained earnings	26,113	25,644
Treasury stock, at cost – 105,220 and 100,951 shares	(6,102)	(5,767)
Accumulated other comprehensive loss	(458)	(1,221)
Total shareholders’ equity	24,606	23,509

Total liabilities and shareholders’ equity	$269,231	$278,053

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2007, 2006 and 2005

(In thousands, except share and per share data)

	2007	2006	2005

Interest and Dividend Income
Loans receivable	$11,945	$11,547	$9,684
Investment securities
Taxable	1,924	2,211	2,688
Exempt from federal tax	837	906	1,004
Federal funds sold	349	371	233
Interest-bearing deposits	176	239	555
Total interest and dividend income	15,231	15,274	14,164

Interest Expense
Deposits	6,182	6,238	4,544
Repurchase agreements	—	—	4
Federal funds purchased	100	123	57
Other interest expense	—	—	8
Total interest expense	6,282	6,361	4,613

Net Interest Income	8,949	8,913	9,551
Provision for loan losses	180	180	300
Net Interest Income After Provision for Loan Losses	8,769	8,733	9,251

Noninterest Income
Service fee income	1,017	965	1,112
Trust and farm management fee income	540	540	496
Net realized gains (losses) on sales of available- for-sale securities	—	(13)	172
Net gains on sales of loans	29	31	91
Other income	763	907	715
Total noninterest income	2,349	2,430	2,586

Noninterest Expenses
Salaries and employee benefits	4,422	4,547	4,651
Occupancy and equipment expense	1,263	1,259	1,280
Data processing fees	438	393	371
Supplies	123	148	211
Professional fees	480	348	444
Amortization of core deposit intangibles	204	255	319
Other expenses	1,004	1,125	1,225
Total noninterest expenses	7,934	8,075	8,501

Income Before Income Tax	3,184	3,088	3,336
Income tax expense	769	753	791

Net Income	$2,415	$2,335	$2,545

Earnings Per Share — Basic	$3.72	$3.59	$3.92

Earnings Per Share — Diluted	$3.71	$3.59	$3.90

Average Shares Outstanding	649,009	649,605	649,830

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended December 31, 2007, 2006 and 2005

(In thousands, except share and per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total

Balances, January 1, 2005	750	4,018	24,662	(5,656)	78	23,852
Comprehensive income
Net income			2,545			2,545
Other comprehensive income, net of tax - unrealized losses on securities					(1,522)	(1,522)
Comprehensive income						1,023
Cash dividends ($3.00 per share)			(1,949)			(1,949)
Stock options vested		21				21
Purchase of 1,260 treasury shares				(89)		(89)

Balances, December 31, 2005	750	4,039	25,258	(5,745)	(1,444)	22,858
Comprehensive income
Net income			2,335			2,335
Other comprehensive income, net of tax — unrealized losses on securities					240	240
Comprehensive income						2,575
Cash dividends ($3.00 per share)			(1,949)			(1,949)
Stock options vested		38				38
Stock options exercised		26				26
Purchase of 300 treasury shares				(22)		(22)
Adjustment to initially apply FASB Statement No. 158, net of tax					(17)	(17)

Balances, December 31, 2006	750	4,103	25,644	(5,767)	(1,221)	23,509
Comprehensive income
Net income			2,415			2,415
Other comprehensive income, net of tax
Unrealized gains on securities					859	859
Net loss relating to benefit liability					(96)	(96)
Comprehensive income						3,178
Cash dividends ($3.00 per share)			(1,946)			(1,946)
Stock options vested		77				77
Stock options exercised	3	120				123
Purchase of 4,269 treasury shares				(335)		(335)

Balances, December 31, 2007	$753	$4,300	$26,113	$(6,102)	$(458)	$24,606

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007, 2006 and 2005

(In thousands, except per share data)

	2007	2006	2005

Operating Activities
Net income	$2,415	$2,335	$2,545
Items not requiring (providing) cash
Provision for loan losses	180	180	300
Premium amortization on securities, net	360	380	421
Derivative valuation adjustment	477	(325)	(373)
Depreciation and amortization	699	696	822
Loans originated for sale	(1,174)	(1,453)	(4,119)
Proceeds from sale of loans	1,203	868	4,637
Gains/losses on sales of securities, net	—	13	(172)
Gains on sales of loans held for sale	(29)	(31)	(91)
Stock options vested	77	38	21
Change in
Interest receivable and other assets	859	(956)	419
Interest payable and other liabilities	(51)	903	151
Net cash provided by operating activities	5,016	2,648	4,561

Investing Activities
Purchases of securities available for sale	(221)	(3,212)	(4,729)
Proceeds from maturities and paydowns of securities available for sale	16,433	6,481	9,364
Proceeds from sales of securities available for sale	—	4,247	6,830
Purchases of certificates of deposit	(3,082)	—	(3,460)
Proceeds from maturities of certificates of deposit	4,932	5,684	16,986
Net change in loans	(4,859)	(7,723)	(19,392)
Net purchases of premises and equipment	(242)	(153)	(903)
Net cash provided by investing activities	12,961	5,324	4,696

Financing Activities
Net change in
Deposits	(9,964)	10,460	(14,083)
Federal funds purchased	—	(12,700)	7,100
Securities sold under agreements to repurchase	—	—	(750)
Proceeds from borrowings	—	—	27
Repayment of borrowings	—	—	(586)
Purchase of treasury stock	(335)	(22)	(89)
Stock options exercised	123	26	—
Dividends paid	(1,946)	(1,949)	(1,949)
Net cash used in financing activities	(12,122)	(4,185)	(10,330)

Net Change in Cash and Cash Equivalents	5,855	3,787	(1,073)

Cash and Cash Equivalents, Beginning of Year	10,644	6,857	7,930

Cash and Cash Equivalents, End of Year	$16,499	$10,644	$6,857

Additional Cash Flows Information
Interest paid	$6,427	$6,030	$4,482
Income tax paid, net of refunds	788	821	729
Transfers from loans to foreclosed real estate	317	200	468

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:  First Ottawa Bancshares, Inc. is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, First National Bank of Ottawa (the Bank).  The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in LaSalle, Grundy and surrounding counties in Illinois.  The Bank is subject to competition from other financial institutions.  The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.  The consolidated financial statements include First Ottawa Bancshares, Inc. and the Bank, and the Bank’s wholly owned subsidiary, First Ottawa Financial Corporation, together referred to as the Company.  Intercompany transactions and balances are eliminated in consolidation.

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

Declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost; (2) the financial condition and near term prospects of the issuer; and (3) the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

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

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Mortgage Servicing Rights:  Servicing rights are recognized as assets for the allocated value of servicing rights retained on loans sold and are classified with interest receivable and other assets in the consolidated balance sheets.  Servicing rights are expensed in proportion to and over the period of estimated net servicing revenues.  Impairment is evaluated based on the fair value of the rights using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics.  Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market—based assumptions.  Any impairment of a grouping is reported as a valuation allowance.  There was no such valuation allowance recorded at December 31, 2007 and 2006, and mortgage servicing rights were not material at either date.

Intangible Assets:  Core deposit intangibles are being amortized on an accelerated basis over 11 years and are periodically evaluated as to the recoverability of their carrying value.

Goodwill:   Goodwill is reviewed for impairment annually with any loss recognized through the income statement.

Stock Options:  The Company has a stock-based compensation plan, which is more fully described in Note 12.  The Company accounts for this plan under the recognition and measurement principles of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, using the fair value method.  The value of options granted under this plan is charged to expense over the vesting period of the grants.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The Company or one of its subsidiaries files income tax returns in the U.S. federal and Illinois jurisdictions.  With few exceptions, the Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2004.

The Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, on January 1, 2007.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  As a result of the implementation of FIN 48, the Company did not identify any uncertain tax positions that it believes should be recognized in the financial statements.

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

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Pending Accounting Pronouncements

In September 2006, the Emerging Issues Task Force (EITF) reached a consensus regarding the accounting for entities with split-dollar life insurance arrangements that provide an employee with a specified benefit that is not limited to an employee’s active service period.  In reaching its consensus, the EITF determined that an employer should recognize as a liability the future benefits to be provided to employees beyond the employees active service period.  In the case of split-dollar plan that provides a death benefit to the employees designated beneficiary and the benefit is provided to the employee beyond their active service period, an entity should accrue a liability during the employee’s active service period for the cost of maintaining the life insurance policy during the employee’s retirement period.  EITF Issue 06-4 is effective for fiscal years beginning after December 15, 2007 with earlier application permitted.  Entities should recognize the effects of applying EITF Issue 06-4 either as a change in accounting principle through a cumulative-effect adjustment to retained earnings or other components of equity as of the beginning of the year of adoption or as a change in accounting principle through retrospective application to all prior periods.

On September 6, 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements.  SFAS 157 clarifies the fair value measurement objective, its application in GAAP and establishes a framework that builds on current practice and requirements.  The framework simplifies and, where appropriate, codifies the similar guidance in existing pronouncements and applies broadly to financial and non-financial assets and liabilities.  The Statement clarifies the definition of fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, known as an exit-price definition of fair value.  It also provides further guidance on the valuation techniques to be used in estimating fair value.  Current disclosures about the use of fair value to measure assets and liabilities are expanded in this Statement.  The disclosures focus on the methods used for fair value measurements and apply whether the assets and liabilities are measured at fair value in all periods, such as trading securities, or in only some periods, such as impaired assets.  The Statement is effective for all financial statements issued for fiscal years beginning after November 15, 2007 as well as for interim periods within such fiscal years.  FASB Staff Position (FSP).  FSP FAS 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) until fiscal years beginning after November 15, 2008.  The Company is currently evaluating the impact of this Statement and the related FSP on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115.  SFAS 159 allows companies to report selected financial assets and liabilities at fair value. The changes in fair value are recognized in earnings and the assets and liabilities measured under this methodology are required to be displayed separately in the balance sheet.  The main intent of the Statement is to mitigate the difficulty in determining reported earnings caused by a “mixed-attribute model” (or reporting some assets at fair value and others using a different valuation attribute such as amortized cost). The project is separated into two phases.  This first phase addresses the creation of a fair value option for financial assets and liabilities.  A second phase will address creating a fair value option for selected non-financial items. SFAS 159 is effective for all financial statements issued for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of this Statement on its financial statements.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 2 — SECURITIES AVAILABLE FOR SALE

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007

U. S. Treasury	$8,052	$20	$(5)	$8,067
Federal agencies	25,968	55	(45)	25,978
State and municipal	23,661	117	(173)	23,605
Mortgage-backed securities and collateralized mortgage obligations	6,333	30	(64)	6,299
Corporate obligations	850	—	—	850
Marketable equity securities	3,144	—	(128)	3,016

Total investment securities	$68,008	$222	$(415)	$67,815

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006

U. S. Treasury	$10,070	$—	$(237)	$9,833
Federal agencies	35,294	—	(654)	34,640
State and municipal	24,829	139	(457)	24,511
Mortgage-backed securities and collateralized mortgage obligations	7,948	24	(236)	7,736
Corporate obligations	3,250	—	(43)	3,207
Marketable equity securities	3,190	—	(32)	3,158

Total investment securities	$84,581	$163	$(1,659)	$83,085

As of December 31, 2007 and 2006, the Company had approximately $2,989,000 and $2,632,000 invested in bonds issued by municipalities located within LaSalle County, Illinois.

Securities with an approximate carrying value of $56,963,000 and $50,174,000 were pledged at December 31, 2007 and 2006 to secure trust and public deposits, and for other purposes as required or permitted by law.

The fair value of contractual maturities of securities available for sale at December 31, 2007 were as follows.  Securities not due at a single maturity date, primarily mortgage-backed and equity securities, are shown separately.

	Amortized Cost	Fair Value

Within one year	$23,238	$23,285
One to five years	33,914	33,835
Five to ten years	1,379	1,380
After ten years	—	—
	58,531	58,500
Mortgage-backed securities and collateralized mortgage obligations	6,333	6,299
Marketable equity securities	3,144	3,016

Totals	$68,008	$67,815

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 2 – SECURITIES AVAILABLE FOR SALE (Continued)

Information regarding realized gains and losses on sales of securities available for sale follows:

	2007	2006	2005

Gross gains	$—	$4	$178
Gross losses	—	17	6
Tax expense	—	(4)	58

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost.  Total fair value of these investments at December 31, 2007 and 2006 was $34.8 million and $74.8 million, which was approximately 51.3% and 90.0% of the Company’s available-for-sale investment portfolio at those dates.  These declines primarily resulted from increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates, management  believes the declines in fair value for these securities are temporary.   Should the impairment of any of these securities become other-than-temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

December 31, 2007

U. S. Treasury	$—	$—	$2,996	$5	$2,996	$5
Federal agencies	1,014	3	11,742	42	12,756	45
State and municipal	212	1	12,528	172	12,740	173
Mortgage-backed securities and collateralized mortgage obligations	—	—	4,944	64	4,944	64
Corporate obligations	—	—	—	—	—	—
Marketable equity securities	853	76	521	52	1,374	128

Total temporarily impaired securities	$2,079	$80	$32,731	$335	$34,810	$415

December 31, 2006

U. S. Treasury	$—	$—	$9,833	$237	$9,833	$237
Federal agencies	—	—	34,640	654	34,640	654
State and municipal	1,555	16	15,258	441	16,813	457
Mortgage-backed securities and collateralized mortgage obligations	35	1	7,099	235	7,134	236
Corporate obligations	—	—	3,207	43	3,207	43
Marketable equity securities	—	—	3,158	32	3,158	32

Total temporarily impaired securities	$1,590	$17	$73,195	$1,642	$74,785	$1,659

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 3 – LOANS

Major classifications of loans as of December 31, 2007 and 2006 are summarized as follows:

	2007	2006

Real estate	$120,581	$102,516
Commercial and agricultural	28,354	39,610
Installment	5,439	7,401
Home equity lines of credit	11,051	11,411
Total loans	165,425	160,938
Allowance for loan losses	(1,588)	(1,463)

Net loans	$163,837	$159,475

Certain executive officers, directors, and their related interests are loan customers of the Company.  A summary of such loans made by the Company in the ordinary course of business and made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons is as follows:

Balance at January 1, 2007	$2,431
New loans	137
Repayments	(46)

Balance at December 31, 2007	$2,522

Information regarding impaired loans at December 31, 2007 and 2006 is as follows:

	2007	2006

Impaired loans with an allowance	$1,192	$1,328
Impaired loans for which the discounted cash flows or collateral value exceeds the carrying value of the loan	988	225

Total impaired loans	$2,180	$1,553

Allowance for impaired loans included in the Company’s allowance for loan losses	$284	$386

	2007	2006	2005

Average balance of impaired loans	$2,183	$2,269	$2,039
Interest income recognized on impaired loans	224	149	169
Interest income recognized on impaired loans – cash basis	148	102	126

Nonperforming loans were as follows at December 31:

	2007	2006

Loans past due over 90 days still on accrual	$649	$305
Nonaccrual loans	1,163	362

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 4 – ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2007	2006	2005

Allowance for loan losses
Balances, January 1	$1,463	$1,344	$1,174
Provision for losses	180	180	300
Recoveries on loans	83	56	86
Loans charged off	(138)	(117)	(216)

Balances, December 31	$1,588	$1,463	$1,344

NOTE 5 – LOAN SALES AND SERVICING

The Company sells mortgage loans with servicing retained to the Federal Home Loan Mortgage Corporation (FHLMC).  The Company realized gross proceeds from the sales of mortgage loans totaling $1,203,000, $868,000 and $4,637,000 in 2007, 2006 and 2005.  Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balances of these loans are summarized as follows:

	2007	2006

Loans serviced for Freddie Mac	$27,958	$30,255

Following is an analysis of the changes in originated mortgage servicing rights:

	2007	2006	2005

Mortgage Servicing Rights
Balances, January 1	$303	$328	$380
Servicing rights capitalized	14	14	49
Amortization of servicing rights	(37)	(39)	(101)

Balances, December 31	$280	$303	$328

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 6 – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at December 31:

	2007	2006

Cost
Land	$1,791	$1,791
Buildings and land improvements	7,596	7,512
Equipment	4,791	4,656
Construction in progress	43	19
Total cost	14,221	13,978
Accumulated depreciation and amortization	(6,704)	(6,225)

Net	$7,517	$7,753

NOTE 7 – DEPOSITS

Deposits consisted of the following at December 31:

	2007	2006

Noninterest-bearing demand	$33,710	$29,954
Interest-bearing demand	54,963	53,864
Savings	21,954	24,062
Money market savings	29,884	38,266
Certificates and other time deposits of $100,000 or more	44,491	38,484
Other certificates and time deposits	55,375	65,711

Total deposits	$240,377	$250,341

At December 31, 2007, the scheduled maturities of certificates of deposit were as follows:

2008	$71,699
2009	16,543
2010	3,318
2011	5,743
2012	2,563

$99,866

Deposits held by the Company from related parties at December 31, 2007 and 2006 totaled $3.4 million and $3.8 million, respectively.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 8 – BORROWINGS

The Company has a note payable that consists of a $2,000,000 unsecured line of credit with Marshall & Ilsley Bank, maturing on August 25, 2008.  The outstanding balance under the line of credit was $17,000 at December 31, 2007 and $0, at December 31, 2006.  Interest is payable quarterly at LIBOR plus 165 basis points (6.25% and 7.04% at December 31, 2007 and 2006).

NOTE 9 – BENEFIT PLANS

The Bank has a noncontributory defined-benefit pension plan covering all employees who meet the eligibility requirements.  In 1999, all plan benefits were frozen.  The Bank’s funding policy is to make the minimum annual contribution that is required by applicable regulations, plus such amounts as the Bank may determine to be appropriate from time to time.  The Bank expects to contribute approximately $80,000 to the plan in 2008.  The Bank uses a December 31 measurement date for the plan.

The following tables set forth the Bank’s pension plan’s funded status and amounts actuarially determined for the years indicated:

	2007	2006

Change in benefit obligation
Beginning benefit obligation	$1,852	$1,887
Interest cost	106	103
Actuarial loss	44	(21)
Benefits paid	(165)	(117)

Ending benefit obligation	$1,837	$1,852

Change in plan assets
Beginning fair value	$1,800	$1,531
Actual return	42	118
Employer contribution	89	268
Benefits paid	165	(117)

Ending fair value	$1,766	$1,800

Funded status	$(71)	$(52)

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 9 – BENEFIT PLANS (Continued)

Assets and liabilities recognized in the balance sheets:

	Pension Benefits
	2007	2006

Interest receivable and other assets	$(124)	$(123)
Other liabilities	53	71

Amounts recognized in accumulated other comprehensive income not yet recognized as components of net periodic benefit cost consist of:

	Pension Benefits
	2007	2006

Net loss	$500	$390

	2007	2006

Accumulated benefit obligation	$1,837	$1,852
Fair value of plan assets	1,766	1,800

	2007	2006	2005

Components of net periodic benefit cost
Interest cost	$106	$103	$112
Return on plan assets	(126)	(108)	(106)
Amortization	18	15	8

Net expense	$(2)	$10	$14

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	Pension Benefits
	2007	2006

Amounts arising during the period
Net (gain) loss	$110	$(46)

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 9 – BENEFIT PLANS (Continued)

The estimated net loss for the defined-benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $20,770.

	2007	2006	2005
Assumptions used to determine benefit obligations
Discount rate	5.75%	5.75%	5.75%
Expected return on plan assets	7.0	7.0	7.0
Assumptions used to determine benefit costs
Discount rate	5.75%	5.75%	6.00%
Expected return on plan assets	7.0	7.0	7.0

The Company has estimated the long-term rate of return on plan assets based primarily on historical returns on plan assets, adjusted for changes in target portfolio allocations and recent changes in long-term interest rates based on publicly available information.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as of December 31, 2007:

Pension Benefits
2008	$124
2009	123
2010	116
2011	125
2012	118
Thereafter	551

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

Asset allocation is primarily based on a strategy to provide stable earnings while attempting to recognize potentially higher returns through limited investments in equity securities.  Plan assets are rebalanced periodically.  At December 31, 2007 and 2006, allocations by percentages were as follows:

	2007	2006
Equity mutual funds	66.4%	58.3%
Fixed income mutual funds	16.8	15.5
GNMA pool	.2	.3
Money market funds and other	4.2	20.4
Time Certificates of Deposit	12.4	5.5

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 9 – BENEFIT PLANS (Continued)

At December 31, 2007 and 2006, market values of plan assets were as follows:

	2007	2006
Equity mutual funds	$1,174	$1,050
Fixed income mutual funds	295	279
GNMA pool	4	5
Money market funds and other	74	367
Time Certificates of Deposit	221	99

The Bank has a directors’ retirement plan which provides retirement benefits primarily to former members of the Board of Directors.  The Bank also maintains a supplemental executive retirement plan that provides benefits to certain key executive officers and directors in accordance with the plan document.  The Bank accrued expenses related to these plans totaling $94,000, $90,000 and $105,000 in 2007, 2006 and 2005.

The Company’s 401(k) profit-sharing plan covers eligible employees with more than one year of service, as defined, and who are at least 21 years of age.  The plan allows employee contributions.  The Company may make a matching contribution equal to a percentage of salary deferral and discretionary profit-sharing contributions.  The matching percentage is limited to 6% of compensation.  The Company’s contributions, which are made following the end of the calendar year, totaled $145,000, $151,000 and $140,000 for 2007, 2006 and 2005.

NOTE  10 –  STOCK OPTION PLAN

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

The following is a summary of the status of the Company’s stock option plan and changes in that plan for 2007, 2006 and  2005.  The Company had no grants outstanding prior to 2003.

	2007
Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of year	30,690	$67.22
Granted	10,600	77.00
Exercised	2,098	58.32
Forfeited or expired	—
Outstanding, end of year	39,192	70.34	7.88	$362
Options exercisable at year end	15,584	64.03	6.72	$242
Weighted-average fair value of options granted during the year		$14.74

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE  10 –  STOCK OPTION PLAN (Continued)

The weighted-average grant-date fair value of options granted during the years 2007, 2006 and 2005 was $14.74, $11.78 and $3.26, respectively.  The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $46,000, $9,000 and $0.  Total unrecognized compensation cost relating to stock options not vested as of December 31, 2007 was $205,000.

The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

	2007	2006	2005
Risk-free interest rates	4.80%	4.29%	4.37%
Dividend yields	3.96%	3.94%	4.29%
Volatility factors of expected market price of common stock	20.35%	17.33%	5.37%
Weighted-average expected life of the options	10 years	10 years	10 years

Cash received from option exercise under share-based payment arrangements for the years ended December 31, 2007,  2006 and 2005 was $122,000, $26,000 and $0, respectively.  The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled $8,000, $2,000 and $0, respectively, for the years ended December 31, 2007, 2006 and 2005.

NOTE  11 –  EARNINGS PER SHARE

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2007
	Income	Weighted- Average Shares	Per Share Amount
Net income	$2,415	649,009
Basic earnings per share
Income available to common stockholders			$3.72
Effect of dilutive securities
Stock options	—	1,351
Diluted earnings per share
Income available to common stockholders and assumed conversions	$2,415	650,360	$3.71

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE  11 – EARNINGS PER SHARE (Continued)

	Year Ended December 31, 2006
	Income	Weighted- Average Shares	Per Share Amount

Net income	$2,335	649,605
Basic earnings per share
Income available to common stockholders			$3.59
Effect of dilutive securities
Stock options	—	1,577
Diluted earnings per share
Income available to common stockholders and assumed conversions	$2,335	651,182	$3.59

	Year Ended December 31, 2005
	Income	Weighted- Average Shares	Per Share Amount

Net income	$2,545	$649,830
Basic earnings per share
Income available to common stockholders			$3.92
Effect of dilutive securities
Stock options	—	2,629
Diluted earnings per share
Income available to common stockholders and assumed conversions	$2,545	652,459	$3.90

NOTE 12 – INCOME TAXES

The balance sheets included the following amounts of deferred tax assets and liabilities at December 31:

	2007	2006	2005

Income tax expense
Currently payable
Federal	$704	$672	$721
State	153	119	88
Deferred	(88)	(38)	(18)

Total income tax expense	$769	$753	$791

Reconciliation of federal statutory to actual tax expense
Federal statutory income tax at 34%	$1,083	$1,050	$1,134
Tax-exempt income	(407)	(344)	(415)
Effect of state income taxes and other items, net	93	47	72

Actual tax expense	$769	$753	$791

Effective tax rate	24.1%	25.2%	23.7%

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 12 – INCOME TAXES (Continued)

The components of the deferred asset (liability) included on the balance sheets are as follows:

	2007	2006

Assets
Unrealized losses on securities available for sale	$220	$509
Allowance for loan losses	438	385
Deferred compensation	354	295
Minimum pension liability	29	49
Other	7	36
Total assets	1,048	1,274
Liabilities
FHLB stock	(117)	(116)
Depreciation	(515)	(567)
Mortgage servicing rights	(114)	(120)
Other	(97)	(84)
Total liabilities	(843)	(887)

	$205	$387

NOTE 13 – DERIVATIVES

The Company uses derivatives to fix future cash flows for interest payments on some of its floating rate certificates of deposit.  In this regard, the Company has entered into an interest rate swap with the Federal Home Loan Bank of Chicago, or the FHLB, to fix the interest rate on a specific certificate of deposit product.  At December 31, 2007, the Company had $833,000 of certificates of deposit, which mature in 2008 through 2012, on which it pays the FHLB a weighted-average interest rate of 2.65% and will receive an interest rate from the FHLB based on the appreciation of the S&P 500 Index.  This interest received from the FHLB will be paid to the customer.  The assets and liabilities in this transaction are being netted and the expense recorded in interest expense on deposits.

In addition to the above, the Company also purchased $3.0 million of certificates of deposit which are included in the certificates of deposit caption on the consolidated balance sheet.  These investments have a five year term from date of purchase.  The investments that individually do not exceed $100,000 are insured by the FDIC. The initial investment is not at risk but the return on the investment is based on a calculation of the appreciation in the S&P 500 Index. The fair value of this embedded derivative is recorded in certificates of deposit and the fair value adjustment is included in other income.  At December 31, 2007, the Bank had allocated $902,000 to this asset and recorded a valuation allowance of $ 120,000.

NOTE 14 – COMMITMENTS, OFF–BALANCE–SHEET RISK, AND CONTINGENCIES

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

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 14 – COMMITMENTS, OFF–BALANCE–SHEET RISK, AND CONTINGENCIES (Continued)

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank.  The reserve required at December 31, 2007 was $350,000.

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

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk at year end follows:

	2007	2006

Unused lines of credit	$15,102	$17,850
Standby letter of credit	531	513

At December 31, 2007, all of the commitments to extend credit were at variable rates of interest.

NOTE 15 – FAIR VALUES OF FINANCIAL INSTRUMENTS

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

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 15 – FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The carrying values and estimated fair values of the Company’s financial instruments as of December 31, 2007 and 2006 were as follows:

	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets
Cash and cash equivalents	$16,499	$16,499	$10,644	$10,644
Certificates of deposit and related derivative	3,808	3,808	6,135	6,135
Securities available for sale	67,815	67,815	83,085	83,085
Loans	163,837	162,601	159,475	156,644
Interest receivable	1,934	1,934	2,120	2,120
Liabilities
Deposits with no stated maturities	140,511	140,511	146,146	146,146
Time deposits	99,866	100,595	104,195	104,811
Interest payable	888	888	1,033	1,033

NOTE 16 – REGULATORY AND CAPITAL MATTERS

The Company may pay dividends without restriction under the current Federal Reserve regulations so long as it remains “adequately capitalized” after such payment.  The Bank is subject to statutory dividend restrictions which provide, in general, that the Bank may pay the current year’s earnings and the prior two years’ retained earnings without the prior approval of the Office of the Comptroller of Currency.  At December 31, 2007, the Bank’s stockholder’s equity totaled $24,606,000, of which $23,350,000 was not available for payment of dividends, without prior regulatory approval.

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

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 16 – REGULATORY AND CAPITAL MATTERS  (Continued)

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

The Company’s only activity is ownership of the Bank, and, therefore, its capital, capital ratios, and minimum required levels of capital are materially the same as the Bank’s.   The actual capital levels and minimum required levels for the Company were:

	Actual		Required for Adequate Capital		To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2007
Total risk-based capital (to risk-weighted assets)	$23,320	12.5%	$14,810	8.0%	$18,551	10.0%
Tier 1 capital (to risk-weighted assets)	21,732	11.7	7,420	4.0	11,131	6.0
Tier 1 capital (to average assets)	21,732	8.1	10,681	4.0	13,352	5.0
December 31, 2006
Total risk-based capital (to risk-weighted assets)	$22,668	12.0%	$15,144	8.0%	$18,930	10.0%
Tier 1 capital (to risk-weighted assets)	21,205	11.2%	7,572	4.0%	11,358	6.0%
Tier 1 capital (to average assets)	21,205	7.5%	11,321	4.0%	14,152	5.0%

At December 31, 2007, the Bank was categorized as well capitalized and management is not aware of any conditions or events since the most recent notification that would change the Bank’s category.

NOTE 17 – OTHER COMPREHENSIVE INCOME (LOSS)

	2007	2006	2005

Other comprehensive income (loss)
Unrealized holding gains (losses) arising during the year	$1,302	$351	$(2,135)
Less: reclassification adjustment for gains (losses) realized in net income	—	(13)	172
Net loss relating to benefit liability	(110)	—	—
Tax effect	(429)	(124)	785

Other comprehensive income (loss)	$763	$240	$(1,522)

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 18 – PARENT COMPANY FINANCIAL STATEMENTS

The following are the condensed balance sheets, statements of income and cash flows for First Ottawa Bancshares, Inc.

Condensed Balance Sheets

	2007	2006

Assets
Cash on deposit with Bank	$1,297	$1,569
Investment in common stock of Bank	24,415	23,083
Other assets	208	157

Total assets	$25,920	$24,809

Liabilities
Note payable	$17	$—
Dividends payable	1,297	1,300
	1,314	1,300

Shareholders’ Equity	24,606	23,509

Total liabilities and shareholders’ equity	$25,920	$24,809

Condensed Statements of Income

	2007	2006	2005

Income - dividends from Bank	$1,945	$1,949	$2,649

Other income - gain on the sale of investments	—	—	124

Expenses	159	110	83

Income before income tax and equity in undistributed income of subsidiary	1,786	1,839	2,690

Income tax benefit	60	—	—

Income before equity in undistributed income of subsidiary	1,846	1,839	2,690

Equity in undistributed income of subsidiary	569	496	(145)

Net Income	$2,415	$2,335	$2,545

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 18 – PARENT COMPANY FINANCIAL STATEMENTS  (Continued)

Condensed Statements of Cash Flows

	2007	2006	2005

Operating Activities
Net income	$2,415	$2,335	$2,545
Items not requiring (providing) cash
Equity in undistributed earnings of Bank	(569)	(496)	145
Gains on sales of securities, net	—	—	(124)
Vested stock options	77	38	21
Other	(54)	(96)	14
Net cash provided by operating activities	1,869	1,781	2,601

Investing Activity - proceeds from sales of securities available for sale	—	—	469

Financing Activities
Purchase of treasury shares	(335)	(22)	(89)
Loan proceeds (payments), net	17	—	(603)
Cash dividends	(1,946)	(1,949)	(1,949)
Options exercised	123	26	—
Net cash used in financing activities	(2,141)	(1,945)	(2,641)

Net Change in Cash and Cash Equivalents	(272)	(164)	429

Cash and Cash Equivalents, Beginning of Year	1,569	1,733	1,304

Cash and Cash Equivalents, End of Year	$1,297	$1,569	$1,733

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Table dollar amounts in thousands, except per share data)

NOTE 19 – QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Interest Expense	Net Interest Income	Provision	Securities Gains	Net Income	Basic	Diluted

2007
First quarter	$3,647	$1,608	$2,039	$45	$—	$499	$0.77	$0.77
Second quarter	3,792	1,551	2,241	45	—	584	0.90	0.90
Third quarter	4,003	1,610	2,393	45	—	673	1.04	1.04
Fourth quarter	3,789	1,513	2,276	45	—	659	1.01	1.00

2006
First quarter	$3,558	$1,410	$2,148	$45	$(13)	$520	$0.80	$0.80
Second quarter	3,629	1,470	2,159	45	—	436	0.67	0.67
Third quarter	3,872	1,675	2,197	45	—	655	1.01	1.01
Fourth quarter	3,869	1,806	2,063	45	—	754	1.11	1.11

FIRST OTTAWA BANCSHARES, INC.

STOCKHOLDERS INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 3:00 p.m., local time on May 21, 2008 at the  Company’s corporate headquarters located at 701 LaSalle Street, Ottawa, Illinois 61350.

PRICE RANGE OF COMMON STOCK

As of February 8, 2008, there were approximately 531 shareholders of record and 647,312 outstanding shares of the Company’s common stock.

The Company’s common stock is not traded on any national or regional securities exchange and there is no established public trading market for it.  Transactions in the Company’s common stock have been infrequent.  To the knowledge of the Company’s management, during 2006, 2007 and the first month of 2008, an aggregate of approximately 90,816 shares of the Company’s common stock was transferred in approximately 105 separate transactions, excluding 300 shares purchased at $71.27 per share by the Company in 2006, and the 4,093 shares purchased by the Company at prices between $75.78 and $79.59 per share in 2007.  These transfers represented both transfers for consideration (i.e., sales) and transfers for no consideration (e.g., gifts, estate transfers, etc.).  The Company’s management is unable to differentiate such transfers and has limited knowledge of the sale prices for transfers involving consideration.  The last price known to the Company’s management was a sale of 900 shares on February 8, 2008 at $79.50 per share.

The following dividends per share were paid on the Company’s common stock on the dates indicated:  January 1, 2006 – $2.00; July 1, 2006 – $1.00; January 1, 2007 – $2.00; and January 1, 2008 - $2.00.

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

Stockholder Return Performance Graph

                The following graph shows a comparison of cumulative total returns for First Ottawa, the Nasdaq Stock Market and an index of Midwestern bank stocks which are quoted on the OTC-Bulletin Board and on Pink Sheets.  The cumulative total stockholder return computations assume the investment of $100 on December 31, 2002 and the reinvestment of all dividends.  Figures for First Ottawa’s common stock represent inter-dealer quotations, without retail markups, mark downs or commissions and do not necessarily represent actual transactions.  The graph was prepared at our request by SNL Financial L.L.C., Charlottesville, Virginia.

	Period Ending
Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
First Ottawa Bancshares, Inc.	100.00	122.60	148.51	172.71	185.39	215.98
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL Midwest OTC-BB and Pink Banks Inde	100.00	126.23	150.40	156.59	164.90	160.97