Form 10-K, Exhibit 13
period 2008-12-31
FIRST OTTAWA BANCSHARES INC
filed 2009-03-26
CIK 1099668

EXHIBIT 13.1

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY

Ottawa, Illinois

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY

Ottawa, Illinois

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

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

	Year Ended December 31,
	2008	2007	2006	2005	2004
Statement of Income Data:
Total interest income	$13,961	$15,231	$15,274	$14,164	$13,537
Total interest expense	4,807	6,282	6,361	4,613	4,200
Net interest income	9,154	8,949	8,913	9,551	9,337
Provision for loan losses	170	180	180	300	300
Noninterest income	1,044	2,349	2,430	2,586	3,195
Noninterest expense	7,740	7,934	8,075	8,501	8,807
Income before income taxes	2,288	3,184	3,088	3,336	3,425
Provision for income taxes	435	769	753	791	797

Net income	$1,853	$2,415	$2,335	$2,545	$2,628

Per Share Data:
Net income – basic	$2.87	3.72	$3.59	$3.92	$4.03
Net income – diluted	2.86	3.71	3.59	3.90	4.03
Cash dividends declared	3.00	3.00	3.00	3.00	3.00
Book value at end of year (1)	38.60	38.72	38.08	37.43	36.54

Selected Financial Ratios:
Return on average assets (1)	.67%	.87%	.82%	.87%	.88%
Return on average equity (1)	7.32	9.58	9.43	10.50	11.05
Dividend payout ratio	104.40	80.65	83.57	76.53	74.44
Average equity to average assets (1)	9.11	9.09	8.71	8.30	7.96
Net interest margin (tax equivalent)	3.91	3.78	3.63	3.80	3.60
Allowance for loan losses to total loans at the end of period	1.01	.96	.91	.88	.88
Nonperforming loans to total loans at the end of period (2)	1.92	.76	.42	.87	1.55
Net loans charged off to average total loans	.09	.03	.04	.09	.13

Balance Sheet Data:
Total assets	$275,181	$269,231	$278,053	$278,739	$288,659
Total earning assets	236,287	243,718	253,259	253,641	262,618
Average assets	275,772	275,777	282,729	290,765	299,665
Gross loans, including loans held for sale	159,592	165,805	160,938	152,860	134,493
Allowance for loan losses	1,612	1,588	1,463	1,344	1,174
Total deposits	240,730	240,377	250,341	239,881	253,964
Federal funds purchased and securities sold under agreements to repurchase	—	—	—	12,700	6,350
Shareholders’ equity	24,669	24,606	23,509	22,858	23,852

(1)               Excludes unrealized gain (loss) on securities available–for–sale.

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

Net income was $1.9 million for the year ended December 31, 2008, compared to $2.4 million for the year ended December 31, 2007.  The return on average assets was .67% in 2008 compared to .87% in 2007.  The return on average equity decreased to 7.32% in 2008 from 9.58% in 2007.  This decrease resulted primarily from the decrease in net income of $563,000 and an increase in accumulated other comprehensive income of $234,000 in 2008, partially offset by the change in average equity due to stock repurchases in 2008 and 2007.

Net income was $2.4 million for the year ended December 31, 2007, compared to $2.3 million for the year ended December 31, 2006.  The return on average assets was .87% in 2007 compared to .82% in 2006.  The return on average equity increased to 9.58% in 2007 from 9.43% in 2006.  This increase resulted primarily from the increase in net income of $80,000 and an increase in accumulated other comprehensive income of $859,000 in 2007, partially offset by the change in average equity due to stock repurchases in 2007 and 2006.

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

Regardless of the extent of the Company’s analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio.  This is due to several factors, including inherent delays in obtaining information regarding a customer’s financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends.  Volatility of economic or customer–specific conditions affecting the identification and estimation of losses for larger non–homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors.  The Company estimates a range of inherent losses related to the existence of these exposures.  The estimates are based upon the Company’s evaluation of imprecise risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

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

Valuation Measurements.  Valuation methodologies often involve a significant degree of judgment, particularly when there are no observable active markets for the items being valued. Investment securities and derivatives are carried at fair value, as defined in SFAS No. 157 “Fair Value Measurement” (“SFAS 157”), which requires key judgments affecting how fair value for such assets and liabilities is determined. In addition, the outcomes of valuations have a direct bearing on the carrying amounts of goodwill, mortgage servicing rights, and pension and other postretirement benefit obligations. To determine the values of these assets and liabilities, as well as the extent to which related assets may be impaired, Management makes assumptions and estimates related to discount rates, asset returns, prepayment rates and other factors. The use of different discount rates or other valuation assumptions could produce significantly different results, which could affect the Company’s results of operations.

Goodwill.   Under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), the Company is required to evaluate goodwill for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Corporation has elected to test for goodwill impairment as of December 31st of each year. The Company cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the effect of the economic environment on the Company’s customer base, or a material negative change in its relationship with significant customers.

Consolidated Financial Condition

Total assets at December 31, 2008 were $275.2 million compared to $269.2 million at December 31, 2007, an increase of $6.0 million, or 2.2%.  Despite the increase in our total assets, our total loans, net of the allowance for loan losses, decreased 3.7% in 2008 to $158.0 million.  Real estate loans decreased by $8.1  million during 2008, due to an effort by management to maintain credit quality during a period of decreasing demand. In addition to the decreases in commercial and residential real estate loans, installment loans decreased by $1.7 million due to a general decline in indirect lending volume and more stringent underwriting guidelines on consumer loans.   Commercial and agricultural loans increased $5.3 million during 2008, partially offsetting the decreased volume in real estate loans. Investment securities decreased by $8.3 million, and certificates of deposit held for investment purposes increased by $11.0 million.  The increase in certificates of deposit held for investment purposes was funded by the decrease in investment securities. Cash and cash equivalents increased $10.0 million as management attempted to remain liquid through the end of 2008.  Premises and equipment decreased by $319,000 due to normal depreciation and a reduction in capital expenditures on existing buildings. Deposits increased by $350,000, to $240.7 million at December 31, 2008, compared to $240.4 million in the prior year. Other borrowings increased by $6 million due to an increase in Federal Home Loan Bank advances in 2008 compared to none in 2007

Total shareholders’ equity was $24.7 million at December 31, 2008, and $24.6 million at December 31, 2007.  This slight increase was primarily the result of a decrease in the unrealized loss on securities available–for–sale, net of tax, of $234,000, and $108,000 in additional paid in capital related to the Company’s stock option plan.  Dividends declared of $1.9 million and the repurchase of Company common stock for $197,000 were offset by net income of $1.9 million.

Consolidated Results of Operations

2008 Compared to 2007

Net Interest Income.  Net interest income was $9.2 million in 2008 and $8.9 million in 2007.  Interest income on earning assets decreased $1.3 million in 2008 from 2007.  This decrease was primarily attributable to a decrease in interest income earned on the loan portfolio of $1.0 million, taxable securities of $638,000, and federal funds sold of $146,000.  Increased interest income earned on certificates of deposit held for investment of $322,000 and tax exempt securities of $205,000 helped to offset the decreased loan and taxable securities income.  The decrease in interest income on earning assets is attributable to decreases in average balances and also average yields available in the marketplace in 2008.  Interest expense on interest–bearing liabilities decreased $1.5 million as a result of a decrease in the average cost of funds in 2008 compared to 2007.  The net interest margin on a tax equivalent basis increased to 3.91% in 2008 from 3.78% in 2007.  The primary reason for the increase in the net interest margin was the result of an increase in the market rates earned on assets during the continuing gradual reallocation of assets to instruments which earn at higher rates than other types of interest-bearing assets.

Provision for Loan Losses.  The provision for loan losses was $170,000 in 2008 compared to $180,000 in 2007.  As of December 31, 2008, the allowance for loan losses totaled $1.6 million, or

1.01% of total loans, compared to $1.6 million, or .96% of total loans, at December 31, 2007.  The increase in the allowance for loan losses in 2008 was influenced by the current economy and the assessment of risk factors affecting the Company’s loan portfolio.

The amounts of the provision and allowance for loan losses are influenced by current economic conditions, actual loss experience, industry trends and other factors, including real estate values in the Company’s market area and management’s assessment of current collection risks within the loan portfolio.  Along with other financial institutions, management shares a concern for the outlook of the economy for 2009.  If the economy continues to slump, borrowers may experience difficulty, and the level of non–performing loans, charge-offs, and delinquencies could rise and require increases in the provision.  Regulatory agencies have warned of possible higher charge-offs in the industry.  The allowance for loan losses represents management’s estimate of probable incurred losses based on information available as of the date of the financial statements.  The allowance for loan losses is based on management’s evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, and economic conditions.

Management has concluded that the allowance for loan losses was adequate at December 31, 2008 to absorb probable losse on existing loans.  However, there can be no assurance that the allowance for loan losses will be adequate to cover such losses.

Noninterest Income.  The Company’s total noninterest income in 2008 decreased $1.3 million, or 55.6%, compared to 2007.  Noninterest income decreased primarily due to impairment losses realized on equity security investments of $647,000 and decreases in the market value of derivatives related to index powered certificates of deposit held for investments and for customers of the Bank. The impairment losses were realized on Fannie Mae common stock and also on equity mutual funds with underlying collateral consisting of various corporate loans. The market adjustment for the index powered certificates of deposit in the current year decreased $521,000, resulting in a loss of $401,000, compared to a gain of $120,000 in the prior year.  Service charges on deposit accounts decreased by $165,000, or 16.2%, to $852,000 due to decreased overdraft volume in 2008 compared to 2007. Net gains on sales of loans to the secondary market increased $29,000 to $58,000 in 2008 compared to 2007 as a result of increased originations of residential real estate loans because of the general decrease in interest rates in 2008. Trust and farm management fee income remained constant at $540,000 in 2008 and 2007.

Noninterest Expense.  The Company’s total noninterest expense was $7.7 million in 2008 and $7.9 million in 2007.  Salaries and employee benefits, which is the largest component of noninterest expense, decreased $166,000 to $4.3 million in 2008.  Decreases in supplies of $11,000, amortization of core deposit intangibles of $41,000, and professional fees of $75,000 were partially offset by an increase in occupancy and equipment expense of $56,000 and data processing fees of $42,000 in 2008.  Income tax expense in 2008 decreased by $334,000 compared to 2007. The Company’s effective tax rate decreased in 2008 due to impairment losses recognized.

Income Taxes.  The Company’s income tax rate varied from statutory rates principally due to interest income from tax—exempt securities and loans.  The Company’s effective tax rate was 15.2% and 24.1% for 2008 and 2007, respectively.

2007 Compared to 2006

Net Interest Income.  Net interest income was $8.9 million in 2007 and 2006.  Interest income on earning assets decreased $43,000 in 2007 from 2006.  This decrease was primarily attributable to decreased interest income earned on taxable and non taxable securities of $356,000, and certificates of deposit held for investment of $63,000.  Increased interest income earned on the loan portfolio of $398,000 helped to offset the decreased securities income.  The increase is attributable to increases in average balances and also average yields available in the marketplace in 2007.  Interest expense on interest–bearing liabilities decreased $79,000 as a result of a decrease in the average balances of liabilities in 2007 compared to 2006.  The net interest margin on a tax equivalent basis increased to 3.78% in 2007 from 3.63% in 2006.  The primary reason for the increase in the net interest margin was the result of an increase in the market rates earned on assets during the continuing gradual reallocation of assets to loans which earn at higher rates than other types of interest-bearing assets.

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

Analysis of Changes in Interest Income and Expense

($000s)

	2008 - 2007			2007 – 2006
	Increase (Decrease)			Increase (Decrease)
		Change	Change		Change	Change
	Total	Due to	Due to	Total	Due to	Due to
	Change	Volume	Rate	Change	Volume	Rate
INTEREST INCOME

Loans	$(1,012)	$60	$(1,072)	$386	$106	$280
Investment CDs	321	282	39	(63)	(62)	(1)
Securities	(327)	(470)	143	(391)	(388)	(3)
Federal funds sold	(146)	39	(185)	(22)	(12)	(10)
Total interest income	(1,164)	(89)	(1,075)	(90)	(356)	266

INTEREST EXPENSE

NOW and money market	(1,206)	(37)	(1,169)	182	125	57
Savings	(9)	(3)	(6)	(6)	(9)	3
Time deposits	(335)	(10)	(325)	(232)	(665)	433
Repurchase agreements	1	1	—	—	—	—
Borrowings	173	173	—	—	—	—
Federal funds purchased	(99)	(61)	(38)	(23)	(37)	14
Total interest expense	(1,475)	63	(1,538)	(79)	(586)	507

Net interest earnings	311	(152)	463	(11)	230	(241)
Tax equivalent adjustment	(106)		(106)	47	—	47

Net interest earnings after tax equivalent adjustment	$205	(152)	357	36	$230	$(194)

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

Analysis of Average Balances, Tax Equivalent Yields and Rates

Years Ended December 31, 2008, 2007 and 2006

(in Thousands)

	2008			2007			2006
	Average		Average	Average		Average	Average		Average
	Balance (4)	Interest	Rate	Balance (4)	Interest	Rate	Balance (4)	Interest	Rate
ASSETS

Loans (1) (3)	$161,440	$10,980	6.80%	$160,565	$11,992	7.47%	$159,145	$11,606	7.29%
Investment CDs	13,883	497	3.58	6,017	176	2.93	8,128	239	2.94
Securities (2) (5)	65,447	2,865	4.38	76,180	3,192	4.19	85,448	3,583	4.19
Federal funds sold	8,545	203	2.38	6,891	349	5.06	7,127	371	5.21
Interest–earning assets	249,315	14,545	5.83	249,653	15,709	6.29	259,848	15,799	6.08
Noninterest–earning assets (6)	26,457			23,297			22,881

Average assets	$275,772			$272,950			$282,729

LIABILITIES AND SHAREHOLDERS’ EQUITY

NOW and money market	$95,138	$1,017	1.07%	$98,592	$2,223	2.25%	$93,042	$2,041	2.19%
Savings	22,739	115.51		23,418	124.53		25,067	130.52
Time deposits	90,715	3,500	3.86	90,970	3,835	4.22	106,750	4,067	3.81
Repurchase agreements	76	1	1.32	—	—	—	—	—	—
Federal funds purchased	29	1	3.45	1,798	100	5.56	1,715	123	4.98
Borrowings	5,557	173	3.11	—	—	—	126	—	—
Interest–bearing liabilities	214,254	4,807	2.24	214,778	6,282	2.92	227,329	6,361	2.80

Net interest income (2)		9,738			9,427			9,438
Net yield on interest– earning assets			3.91			3.78			3.63
Interest–bearing liabilities to earning assets ratio			85.94			86.03			87.49

Noninterest–bearing liabilities	36,544			33,927			32,175

Shareholders’ equity	24,974			24,245			23,225
Average liabilities and shareholders’ equity	$275,722			$272,950			$282,729
Tax equivalent adjustment		584			478			525
Net interest income as reported in the consolidated statements of income		$9,154			$8,949			$8,913

(1)         Interest income on loans includes loan origination and other fees of $301 for 2008, $403 for 2007, and $98 for 2006.

(2)         Loan and securities income is reflected on a fully tax–equivalent basis utilizing a 34% rate for municipal securities and tax–exempt loans.

(3)         Non–accrual loans are included in average loans.

(4)         Average balances are derived from the average daily balances.

(5)         Rate information is calculated based upon average amortized cost.

(6)         Average balance information includes an average valuation allowance for securities of $(523) , $(1,444) and $(2,327), respectively.

Impact of Accounting Changes

Future Accounting Pronouncements

During December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (“SFAS 141(R)”).  This Statement replaces SFAS 141 “Business Combinations” (“Statement 141”). SFAS 141(R) retains the fundamental requirements in Statement 141 that the acquisition method of accounting (called the ‘purchase method’) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. This is broader than in Statement 141 which applied only to business combinations in which control was obtained by transferring consideration. This Statement requires an acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141(R) recognizes and measures the goodwill acquired in the business combination and defines a bargain purchase as a business combination in which the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any noncontrolling interest in the acquiree, and it requires the acquirer to recognize that excess as a gain attributable to the acquirer. In contrast, Statement 141 required the “negative goodwill” amount to be allocated as a pro rata reduction of the amounts assigned to assets acquired. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 15, 2008. An entity may not apply it before that date.

During December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”).  SFAS 160 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statement, but separate from the parent’s equity. Before the Statement was issued these so-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. The amount of consolidated net income attributable to the parent and to the noncontrolling interest must be clearly identified and presented in the consolidated statement of income. This Statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Management does not anticipate that this Statement will have a material impact on the Company’s consolidated financial condition or results of operations.

During March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS 161”).  SFAS 161 amends and expands the disclosure requirement of SFAS 133 No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments; (b) how derivative instrument and related hedged items are accounted for under SFAS 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. To meet those objectives, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivative, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged.  Management does not anticipate that this Statement will have a material impact on the Company’s consolidated financial condition or results of operations.

During May 2008, the FASB issued Statement of Financial Accounting Standards, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”).   This Statement identifies the sources of account principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. This Statement is effective 60 days following the SEC approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” Adoption of SFAS 162 will not be a change in the Company’s current accounting practices; therefore, it will not have a material impact on the Company’s consolidated financial condition or results of operations.

During June 2008, the FASB issued FASB Staff Position EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities (“FSP EITF 03-6-1”).   FSP EITF 03-6-1 clarifies whether instruments, such as restricted stock, granted in share-based payments are participating securities prior to vesting. Such participating securities must be included in the computation of earnings per share under the two-class method as described in SFAS No. 128, “Earnings per Share.” FSP EITF 03-6-1 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, and requires a company to retrospectively adjust its earning per share data. Early adoption is not permitted. It is not expected that the adoption of FSP EITF 03-6-1 will have a material effect on consolidated results of operations or earnings per share.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company uses overall risk sensitivity to monitor and manage exposure to sudden changes in interest rates.  The Company’s overall interest rate sensitivity is demonstrated by a net interest income analysis.  Net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates.  This analysis assesses the risk of change in net interest income in the event of sudden and sustained 1.0% increases and decreases in market interest rates.  The tables below present the Company’s projected changes in net income for the various rate shock levels for the periods ended December 31, 2008 and 2007.

	2008 Net Interest Income
			Percentage
	Amount	Change	Change
	(Dollars in Thousands)

+100 bp	$2,664	$32	1.2%
Base	2,632
–100 bp	2,570	(62)	(2.3)%

	2007 Net Interest Income
			Percentage
	Amount	Change	Change
	(Dollars in Thousands)

+100 bp	$2,823	$59	2.1%
Base	2,764	—	—
–100 bp	2,743	(21)	(0.7)%

As shown above, at December 31, 2008, the effect of an immediate 100 basis point increase in interest rates would increase the Company’s net income by 1.2%, or approximately $32,000.  The effect of an immediate 100 basis point decrease in rates would decrease the Company’s net interest income by 2.3%, or approximately $62,000.  The Company’s Board of Directors has set a risk tolerance limit of 10% of estimated net interest income for the succeeding 12 months based on an immediate 200 basis point change in market prices. Federal funds overnight rates were under 1.0% as of December 31, 2008, therefore market interest rates decreasing an additional 100 basis points may not be achievable in today’s rate environment.

Interest rate sensitivity reflected modest exposure in an decreasing rate environment at the end of 2008 and 2007.  Overall net interest income sensitivity increased slightly in 2008 compared to 2007.

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

The Company’s cash flows are comprised of three primary classifications:  cash flows from operating activities, investing activities, and financing activities.  Cash flows provided by operating activities were $3.9 million, $5.0 million, and $2.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.  Net cash from investing activities consisted primarily of principal collections on loans and proceeds from maturation and sales of securities offset by disbursements for loan originations and the purchase of securities.  Net cash from financing activities consisted primarily of changes in net deposits and short–term borrowings partially offset by dividends paid and the purchase of Company stock.

The Company’s most liquid assets are cash and short–term investments.  The levels of these assets are dependent on the Company’s operating, financing, lending, and investing activities during any given year.  At December 31, 2008, cash and short–term investments totaled $26.5 million.  The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans.  The Company may also utilize the sale of securities available–for–sale, federal funds lines of credit from correspondent banks, and borrowings from the Federal Home Loan Bank of Chicago and Marshall and Ilsley Bank.

The following table discloses contractual obligations and commercial commitments of the Company as of December 31, 2008:

		Less Than			After
	Total	1 Year	1 – 3 Years	4 – 5 Years	5 Years

Lines of credit(1)	$15,972	$10,339	$2,797	$693	$2,143
Data processing contract payable	1,057	223	445	389	—
FHLB Advances	6,000	2,000	4,000	—	—
Standby letters of credit(1)	185	173	12	—	—

	$23,034	$12,735	$7,254	$1,082	$2,143

(1)  Represents amounts committed to customers.

During 2008 and 2007, the Company repurchased 2,526 and 4,269 shares of common stock for $197,000 and $335,000, respectively.

Capital provides the foundation for future growth.  Regulatory agencies have developed minimum guidelines by which the adequacy of a financial institution’s capital may be evaluated.  At December 31, 2008, all of the Company’s ratios exceeded the levels required under regulatory guidelines as shown in Note 15 of the Consolidated Financial Statements.

Facilities

The Company is the holding company for the Bank.  The Bank is headquartered in Ottawa, Illinois and operates four offices in Ottawa, two branches in Streator, a branch in Morris, a branch in Yorkville and a recently opened loan production office in Minooka. The Company has submitted an application with the Office of the Comptroller of Currency and received approval to relocate the branch located at 401 East Main Street in Streator, Illinois, to 409 East Bridge Street in Streator Illinois. This relocation would be considered a short distance relocation as defined in 12 CFR 5.3(i).

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

The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. There are many factors that may impact any public company, including ours, which could have a material adverse effect on the operations and future prospects of the Company and its subsidiaries.  These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

First Ottawa Bancshares, Inc.

Ottawa, Illinois

We have audited the accompanying consolidated balance sheets of First Ottawa Bancshares, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Ottawa Bancshares, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 16, the Company changed it’s method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157 in 2008.

BKD, LLP

Indianapolis, Indiana

March 14, 2009

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007

(In thousands, except share and per share data)

	2008	2007

Assets

Cash and due from banks	$26,474	$10,209
Interest–bearing demand deposits	—	6,290
Cash and cash equivalents	26,474	16,499
Certificates of deposit	14,854	3,808
Investment securities available for sale	57,825	66,174
Loans held for sale	229	—
Loans, net of allowance for loan losses of $1,612 and $1,588	157,751	163,837
Premises and equipment	7,198	7,517
Goodwill	2,446	2,446
Core deposit intangible	653	816
Interest receivable and other assets	7,751	8,134

Total assets	$275,181	$269,231

Liabilities and Shareholders’ Equity

Liabilities
Deposits	$240,730	$240,377
Other borrowings	$6,000	$—
Other liabilities	3,782	4,248
Total liabilities	250,512	244,625

Commitments and Contingencies

Shareholders’ Equity
Preferred stock, $1 par value Authorized and unissued - 20,000 shares	—	—
Common stock, $1 par value, 1,000,000 shares authorized and 752,595 issued	753	753
Additional paid–in capital	4,408	4,300
Retained earnings	26,031	26,113
Treasury stock, at cost – 107,746 and 105,220 shares	(6,299)	(6,102)
Accumulated other comprehensive loss	(224)	(458)
Total shareholders’ equity	24,669	24,606

Total liabilities and shareholders’ equity	$275,181	$269,231

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2008, 2007 and 2006

(In thousands, except share and per share data)

	2008	2007	2006
Interest and Dividend Income
Loans receivable	$10,933	$11,945	$11,547
Investment securities
Taxable	1,286	1,924	2,211
Exempt from federal tax	1,042	837	906
Federal funds sold	203	349	371
Interest–bearing deposits	497	176	239
Total interest and dividend income	13,961	15,231	15,274

Interest Expense
Deposits	4,632	6,182	6,238
Repurchase agreements	1	—	—
Federal funds purchased	1	100	123
Other interest expense	173	—	—
Total interest expense	4,807	6,282	6,361

Net Interest Income	9,154	8,949	8,913
Provision for loan losses	170	180	180
Net Interest Income After Provision for Loan Losses	8,984	8,769	8,733

Noninterest Income
Service fee income	852	1,017	965
Trust and farm management fee income	540	540	540
Net realized gains (losses) on sales of available–for–sale securities	(647)	—	(13)
Net gains on sales of loans	58	29	31
Other income	241	763	907
Total noninterest income	1,044	2,349	2,430

Noninterest Expense
Salaries and employee benefits	4,256	4,422	4,547
Occupancy and equipment expense	1,319	1,263	1,259
Data processing fees	480	438	393
Insurance expense	198	147	148
Professional fees	405	480	348
Amortization of core deposit intangibles	163	204	255
Other expenses	919	980	1,125
Total noninterest expenses	7,740	7,934	8,075

Income Before Income Tax	2,864	3,184	3,088
Income tax expense	435	769	753

Net Income	$1,853	$2,415	$2,335

Earnings Per Share – Basic	$2.87	$3.72	$3.59

Earnings Per Share – Diluted	$2.86	$3.71	$3.59

Average Shares Outstanding	645,275	649,009	649,605

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended December 31, 2008, 2007 and 2006

(In thousands, except share and per share data)

	Common Stock	Additional Paid–in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total

Balances, January 1, 2006	750	4,039	25,258	(5,745)	(1,444)	22,858
Comprehensive income
Net income			2,335			2,335
Other comprehensive income, net of tax - unrealized losses on securities					240	240
Comprehensive income						2,575
Cash dividends ($3.00 per share)			(1,949)			(1,949)
Stock options vested		38				38
Stock options exercised		26				26
Purchase of 300 treasury shares				(22)		(22)

Adjustment to initially apply FASB Statement No. 158, net of tax					(17)	(17)

Balances, December 31, 2006	750	4,103	25,644	(5,767)	(1,221)	23,509
Comprehensive income
Net income			2,415			2,415
Other comprehensive income, net of tax – unrealized gains on securities					859	859
Net loss relating to benefit liability					(96)	(96)
Comprehensive income						3,178
Cash dividends ($3.00 per share)			(1,946)			(1,946)
Stock options vested		77				77
Stock options exercised	3	120				123
Purchase of 4,269 treasury shares				(335)		(335)

Balances, December 31, 2007	753	4,300	26,113	(6,102)	(458)	24,606
Comprehensive income
Net income			1,853			1,853
Other comprehensive income, net of tax
Unrealized gains on securities					479	479
Net loss relating to benefit liability					(245)	(245)
Comprehensive income						2,087
Cash dividends ($3.00 per share)			(1,935)			(1,935)
Stock options vested		105				105
Stock options exercised	—	3				3
Purchase of 2,526 treasury shares				(197)		(197)

Balances, December 31, 2008	$753	$4,408	$26,031	$(6,299)	$(224)	$24,669

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008, 2007 and 2006

(In thousands, except per share data)

	2008	2007	2006
Operating Activities
Net income	$1,853	$2,415	$2,335
Items not requiring (providing) cash
Provision for loan losses	170	180	180
Premium amortization on securities, net	250	360	380
Derivative valuation adjustment	898	477	(325)
Depreciation and amortization	653	699	696
Loans originated for sale	(2,928)	(1,174)	(1,453)
Proceeds from sale of loans	2,757	1,203	868
Gains/losses on sales of securities, net	647	—	13
Gains on sales of loans held for sale	(58)	(29)	(31)
Stock options vested	105	77	38
Change in
Interest receivable and other assets	462	859	(956)
Interest payable and other liabilities	(867)	(51)	903
Net cash provided by operating activities	3,942	5,016	2,648

Investing Activities
Purchases of securities available for sale	(21,627)	(221)	(3,212)
Proceeds from maturities and paydowns of securities available for sale	25,472	16,433	6,481
Proceeds from sales of securities available for sale	4,333	—	4,247
Purchases of certificates of deposit	(19,253)	(3,082)	—
Proceeds from maturities of certificates of deposit	7,309	4,932	5,684
Net change in loans	5,729	(4,859)	(7,723)
Net purchases of premises and equipment	(154)	(242)	(153)
Net cash provided by investing activities	1,809	12,961	5,324

Financing Activities
Net change in
Deposits	353	(9,964)	10,460
Federal funds purchased	—	—	(12,700)
Proceeds from borrowings	6,214	—	—
Repayment of borrowings	(214)	—	—
Purchase of treasury stock	(197)	(335)	(22)
Stock options exercised	3	123	26
Dividends paid	(1,935)	(1,946)	(1,949)
Net cash provided by (used in) financing activities	4,224	(12,122)	(4,185)

Net Change in Cash and Cash Equivalents	9,975	5,855	3,787

Cash and Cash Equivalents, Beginning of Year	16,499	10,644	6,857

Cash and Cash Equivalents, End of Year	$26,474	$16,499	$10,644

Additional Cash Flows Information
Interest paid	$5,009	$6,427	$6,030
Income tax paid, net of refunds	833	788	821
Transfers from loans to foreclosed real estate	187	317	200

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:  First Ottawa Bancshares, Inc. is a bank holding company whose principal activity is the ownership and management of its wholly–owned subsidiary, First National Bank of Ottawa (the Bank).  The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in LaSalle, Grundy and surrounding counties in Illinois.  The Bank is subject to competition from other financial institutions.  The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.  The consolidated financial statements include First Ottawa Bancshares, Inc. and the Bank, and the Bank’s wholly owned subsidiary, First Ottawa Financial Corporation, together referred to as the Company.  Intercompany transactions and balances are eliminated in consolidation.

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

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Other Real Estate:  Real estate owned, other than that used in the normal course of business, is carried at the lower of cost basis (fair value at date of foreclosure less estimated costs to sell) or fair value less estimated costs to sell.  Any reduction to fair value from a related loan at the time of acquisition is accounted for as a loan loss.  Any subsequent reductions in fair value less estimated costs to sell are recorded by charges to expense and a corresponding valuation allowance on the related real estate.

Mortgage Servicing Rights:  Servicing rights are recognized as assets at the fair value of servicing rights retained on loans sold and are classified with interest receivable and other assets in the consolidated balance sheets.  Servicing rights are expensed in proportion to and over the period of estimated net servicing revenues.  Impairment is evaluated based on the fair value of the rights using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics.  Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market–based assumptions.  Any impairment of a grouping is reported as a valuation allowance.  There was no such valuation allowance recorded at December 31, 2008 and 2007, and mortgage servicing rights were not material at either date.

Intangible Assets:  Core deposit intangibles are being amortized on an accelerated basis over 11 years and are periodically evaluated as to the recoverability of their carrying value.

Goodwill:   Goodwill is reviewed for impairment annually with any loss recognized through the income statement.

Stock Options:  The Company has a stock–based compensation plan, which is more fully described in Note 11.  The Company accounts for this plan under the recognition and measurement principles of Statement of Financial Accounting Standards No. 123(R), Share–Based Payment, using the fair value method.  The value of options granted under this plan is charged to expense over the vesting period of the grants.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, on January 1, 2007.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  As a result of the implementation of FIN 48, the Company did not identify any uncertain tax positions that it believes should be recognized in the financial statements.

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

Current Economic Conditions: The current economic environment presents financial institutions with unprecedented circumstances and challenges which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans.  The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, capital that could negatively impact the Company’s ability to meet regulatory capital requirements and maintain sufficient liquidity.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) for existing fair value measurement requirements related to financial and nonfinancial assets and liabilities. SFAS 157 establishes a hierarchy to be used in performing measurements of fair value. Additionally, SFAS 157 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. SFAS 157 also provides expanded disclosure requirements regarding the effects of fair value measurements on the financial statements. The adoption of SFAS 157 did not have a material impact on the consolidated financial condition or results of operations, or liquidity.

On October 10, 2008,  the Financial Accounting Standards Board (“FASB”) issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”). FSP FAS 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key consideration in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The Company adopted FSP FAS 157-3 for the period ended September 30, 2008 and the adoption did not have any significant impact on consolidated statements of financial position, consolidated statement of operations, or disclosures.

Effect  of  Newly  Issued  But Not Yet Effective Accounting Standards

During December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (“SFAS 141(R)”).  This Statement replaces SFAS 141 “Business Combinations” (“Statement 141”). SFAS 141(R) retains the fundamental requirements in Statement 141 that the acquisition method of accounting (called the ‘purchase method’) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. This is broader than in Statement 141 which applied only to business combinations in which control was obtained by transferring consideration. This Statement requires an acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141(R) recognizes and measures the goodwill acquired in the business combination and defines a bargain purchase as a business combination in which the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any noncontrolling interest in the acquiree, and it requires the acquirer to recognize that excess as a gain attributable to the acquirer. In contrast, Statement 141 required the “negative goodwill” amount to be allocated as a pro rata reduction of the amounts assigned to assets acquired. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 15, 2008. An entity may not apply it before that date.

During December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”).  SFAS 160 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statement, but separate from the parent’s equity. Before the Statement was issued these so-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. The amount of consolidated net income attributable to the parent and to the noncontrolling interest must be clearly identified and presented in the consolidated statement of income. This Statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Management does not anticipate that this Statement will have a material impact on the Company’s consolidated financial condition or results of operations.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

During March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS 161”).  SFAS 161 amends and expands the disclosure requirement of SFAS 133 No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments; (b) how derivative instrument and related hedged items are accounted for under SFAS 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. To meet those objectives, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivative, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged.  Management does not anticipate that this Statement will have a material impact on the Company’s consolidated financial condition or results of operations.

During May 2008, the FASB issued Statement of Financial Accounting Standards, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”).   This Statement identifies the sources of account principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. This Statement is effective 60 days following the SEC approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” Adoption of SFAS 162 will not be a change in the Company’s current accounting practices; therefore, it will not have a material impact on the Company’s consolidated financial condition or results of operations.

During June 2008, the FASB issued FASB Staff Position EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities (“FSP EITF 03-6-1”).   FSP EITF 03-6-1 clarifies whether instruments, such as restricted stock, granted in share-based payments are participating securities prior to vesting. Such participating securities must be included in the computation of earnings per share under the two-class method as described in SFAS No. 128, “Earnings per Share.” FSP EITF 03-6-1 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, and requires a company to retrospectively adjust its earning per share data. Early adoption is not permitted. It is not expected that the adoption of FSP EITF 03-6-1 will have a material effect on consolidated results of operations or earnings per share.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 2 — SECURITIES AVAILABLE FOR SALE

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2008

U. S. Treasury	$1,033	$51	$—	$1,084
Federal agencies	11,556	234	—	11,790
State and municipal	38,926	268	(106)	39,088
Mortgage—backed securities and collateralized mortgage obligations	4,885	91	(6)	4,970
Marketable equity securities	893	—	—	893

Total investment securities	$57,293	$644	$(112)	$57,825

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007

U. S. Treasury	$8,052	$20	$(5)	$8,067
Federal agencies	25,968	55	(45)	25,978
State and municipal	23,661	117	(173)	23,605
Mortgage—backed securities and collateralized mortgage obligations	6,333	30	(64)	6,299
Corporate obligations	850	—	—	850
Marketable equity securities	1,503	—	(128)	1,375

Total investment securities	$66,367	$222	$(415)	$66,174

As of December 31, 2008 and 2007, the Company had approximately $14,498,000 and $2,081,000 invested in bonds issued by municipalities located within LaSalle County, Illinois.

Securities with an approximate carrying value of $35,927,000 and $56,963,000 were pledged at December 31, 2008 and 2007 to secure trust and public deposits, and for other purposes as required or permitted by law.

The amortized cost and fair value of contractual maturities of securities available for sale at December 31, 2008 were as follows.  Securities not due at a single maturity date, primarily mortgage—backed and equity securities, are shown separately.

	Amortized Cost	Fair Value

Within one year	$20,168	$20,385
One to five years	27,256	27,417
Five to ten years	4,091	4,160
After ten years	—	—

Mortgage—backed securities and collateralized mortgage obligations	4,885	4,970
Marketable equity securities	893	893

Totals	$57,293	$57,825

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 2 — SECURITIES AVAILABLE FOR SALE (Continued)

Information regarding realized gains and losses on sales of securities available for sale follows:

	2008	2007	2006

Gross gains	$30	$—	$4
Gross losses	677	—	17
Tax expense	(220)	—	(4)

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost.  Total fair value of these investments at December 31, 2008 and 2007 was $9.7 million and $34.8 million, which was approximately 16.7% and 51.3% of the Company’s available—for—sale investment portfolio at those dates.  These declines primarily resulted from market interest rates being greater than the coupon rates on the individual bonds.

Based on evaluation of available evidence, including recent changes in market interest rates, management believes the declines in fair value for these securities are temporary.  Should the impairment of any of these securities become other-than-temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other—than—temporary impairment is identified.

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

December 31, 2008

State and Municipal	$8,241	$(104)	$400	$(2)	$8,641	$(106)
Mortgage—backed securities and collateralized mortgage obligations	655	(4)	381	(2)	1,036	(6)

Total temporarily impaired securities	$8,896	$(108)	$781	$(4)	$9,677	$(112)

December 31, 2007

U. S. Treasury	$—	$—	$2,996	$(5)	$2,996	$(5)
Federal agencies	1,014	(3)	11,742	(42)	12,756	(45)
State and municipal	212	(1)	12,258	(172)	12,740	(173)
Mortgage—backed securities and collateralized mortgage obligations	—	—	4,944	(64)	4,944	(64)
Marketable equity securities	853	(76)	521	(52)	1,374	(128)

Total temporarily impaired securities	$2,079	$(80)	$32,731	$(335)	$34,810	$(415)

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 3 — LOANS

Major classifications of loans as of December 31, 2008 and 2007 are summarized as follows:

	2008	2007

Real estate	$112,466	$120,581
Commercial and agricultural	33,632	28,354
Installment	3,772	5,439
Home equity lines of credit	9,721	11,051
Total loans	159,592	165,425
Allowance for loan losses	(1,612)	(1,588)

Net loans	$157,980	$163,837

Certain executive officers, directors, and their related interests are loan customers of the Company.  A summary of such loans made by the Company in the ordinary course of business and made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons is as follows:

Balance at January 1, 2008	$2,522
New loans	1,675
Repayments	(113)

Balance at December 31, 2008	$4,084

Information regarding impaired loans at December 31, 2008 and 2007 is as follows:

	2008	2007

Impaired loans with an allowance	$1,145	$1,192
Impaired loans for which the discounted cash flows or collateral value exceeds the carrying value of the loan	2,511	988

Total impaired loans	$3,656	$2,180

Allowance for impaired loans included in the Company’s allowance for loan losses	$390	$284

	2008	2007	2006

Average balance of impaired loans	$2,800	$2,183	$2,269
Interest income recognized on impaired loans	234	224	149
Interest income recognized on impaired loans — cash basis	245	148	102

Nonperforming loans were as follows at December 31:

	2008	2007

Loans past due over 90 days still on accrual	$2,098	$649
Nonaccrual loans	965	1,163

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 4 — ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2008	2007	2006
Allowance for loan losses
Balances, January 1	$1,588	$1,463	$1,344
Provision for losses	170	180	180
Recoveries on loans	61	83	56
Loans charged off	(207)	(138)	(117)

Balances, December 31	$1,612	$1,588	$1,463

NOTE 5 — LOAN SALES AND SERVICING

The Company sells mortgage loans with servicing retained to the Federal Home Loan Mortgage Corporation (FHLMC).  The Company realized gross proceeds from the sales of mortgage loans totaling $2,757,000, $1,203,000 and $868,000 in 2008, 2007 and 2006.  Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balances of these loans are summarized as follows:

	2008	2007

Loans serviced for Freddie Mac	$26,505	$27,958

Following is an analysis of the changes in originated mortgage servicing rights:

	2008	2007	2006
Mortgage Servicing Rights
Balances, January 1	$280	$303	$328
Servicing rights capitalized	29	14	14
Amortization of servicing rights	(42)	(37)	(39)

Balances, December 31	$267	$280	$303

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 6 — PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at December 31:

	2008	2007
Cost
Land	$1,791	$1,791
Buildings and land improvements	7,655	7,596
Equipment	4,877	4,791
Construction in progress	52	43
Total cost	14,375	14,221
Accumulated depreciation and amortization	(7,177)	(6,704)
Net	$7,198	$7,517

Note 7 — OTHER INTANGIBLE ASSETS

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2008 and 2007, were:

2008

2007

	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Core deposits	$2,027	$1,374	$2,027	$1,210

Amortization expense for the years ended December 31, 2008 and 2007, was $163,000 and $204,000, respectively.  Estimated amortization expense for each of the following five years is:

2009	$146,000
2010	146,000
2011	146,000
2012	146,000
2013	69,000

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 8 — DEPOSITS

Deposits consisted of the following at December 31:

	2008	2007
Noninterest—bearing demand	$31,374	$33,710
Interest—bearing demand	72,624	54,963
Savings	22,235	21,954
Money market savings	28,959	29,884
Certificates and other time deposits of $100,000 or more	30,868	44,491
Other certificates and time deposits	54,670	55,375

Total deposits	$240,730	$240,377

At December 31, 2008, the scheduled maturities of certificates of deposit were as follows:

2009	$56,196
2010	8,770
2011	7,960
2012	4,419
2013	8,193

$85,538

Deposits held by the Company from related parties at December 31, 2008 and 2007 totaled $4.2 million and $3.4 million, respectively.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 9 — BORROWINGS

Borrowings at December 31, 2008 consisted of a Federal Home Loan Bank advance and a note payable.  The Federal Home Loan Bank advance at December 31, 2008 consists of three $2,000,000 advances with the Federal Home Loan Bank of Chicago, maturing on January 28, 2009, 2010 and 2011.  The advances are secured by a blanket lien on the Company’s portfolio of one-to-four family mortgages in the amount of $33,047,000.  The interest rates for each advance is fixed at 2.87% for the 2009 maturity, 2.97% for the 2010 maturity, and 3.21% for the 2011 maturity.

The Company has a note payable that consists of a $2,000,000 unsecured line of credit with Marshall & Ilsley Bank, maturing on August 25, 2009.  The outstanding balance under the line of credit was $0 at December 31, 2008, and  $17,000 at December 31, 2007.  Interest is payable quarterly at LIBOR plus 205 basis points (4.44% and 6.25% at December 31, 2008 and 2007).

NOTE 10 — BENEFIT PLANS

The Bank has a noncontributory defined-benefit pension plan covering all employees who meet the eligibility requirements.  In 1999, all plan benefits were frozen.  The Bank’s funding policy is to make the minimum annual contribution that is required by applicable regulations, plus such amounts as the Bank may determine to be appropriate from time to time.  The Bank expects to contribute approximately $84,000 to the plan in 2009.  The Bank uses a December 31 measurement date for the plan.

The following tables set forth the Bank pension plan’s funded status and amounts actuarially determined for the years indicated:

	2008	2007

Change in benefit obligation
Beginning benefit obligation	$1,837	$1,852
Interest cost	102	106
Actuarial loss	(36)	44
Benefits paid	(100)	(165)

Ending benefit obligation	$1,803	$1,837

Change in plan assets
Beginning fair value	$1,766	$1,800
Actual return	(308)	42
Employer contribution	20	89
Benefits paid	(100)	165

Ending fair value	$1,378	$1,766

Funded status	$(425)	$(71)

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 10 — BENEFIT PLANS (Continued)

Assets and liabilities recognized in the balance sheets:

	Pension Benefits
	2008	2007

Interest receivable and other assets	$—	$(124)
Other liabilities	(425)	53

Amounts recognized in accumulated other comprehensive income not yet recognized as components of net periodic benefit cost consist of:

	Pension Benefits
	2008	2007

Net loss	$872	$500

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	2008	2007
Accumulated benefit obligation	$1,803	$1,837
Fair value of plan assets	1,378	1,766

Other significant balances and costs are:

	2008	2007	2006

Components of net periodic benefit cost
Interest cost	$102	$106	$103
Return on plan assets	(125)	(126)	(108)
Amortization	21	18	15

Net expense	$(2)	$(2)	$10

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	Pension Benefits
	2008	2007
Amounts arising during the period
Net (gain) loss	$375	$110

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 10 — BENEFIT PLANS (Continued)

The estimated net loss for the defined-benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $65,000.

	2008	2007	2006

Assumptions used to determine benefit obligations
Discount rate	5.75%	5.75%	5.75%
Expected return on plan assets	7.0	7.0	7.0

Assumptions used to determine benefit costs
Discount rate	5.75%	5.75%	5.75%
Expected return on plan assets	7.0	7.0	7.0

The Company has estimated the long—term rate of return on plan assets based primarily on historical returns on plan assets, adjusted for changes in target portfolio allocations and recent changes in long—term interest rates based on publicly available information.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as of December 31, 2008:

Pension
Benefits

2009	$122
2010	116
2011	125
2012	118
2013	113
Thereafter	578

Plan assets are held by a bank—administered trust fund, which invests the plan assets in accordance with the provisions of the plan agreement.  The permitted investments as established by the plan agreement include, but are not limited to, common and preferred stocks, open—end or closed—end mutual funds, bonds and other evidences of indebtedness or ownership, and real estate or any interest therein.

Asset allocation is primarily based on a strategy to provide stable earnings while attempting to recognize potentially higher returns through limited investments in equity securities.  Plan assets are rebalanced periodically.  At December 31, 2008 and 2007, allocations by percentages were as follows:

	2008	2007

Equity mutual funds	57.0%	66.4%
Fixed income mutual funds	23.9	16.8
GNMA pool	.2	.2
Money market funds and other	12.9	4.2
Time Certificates of Deposit	6.0	12.4

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 10 — BENEFIT PLANS (Continued)

At December 31, 2008 and 2007, market values of plan assets were as follows:

	2008	2007

Equity mutual funds	$785	$1,174
Fixed income mutual funds	329	295
GNMA pool	3	4
Money market funds and other	178	74
Time Certificates of Deposit	83	221

The Bank has a directors’ retirement plan which provides retirement benefits primarily to former members of the Board of Directors.  The Bank also maintains a supplemental executive retirement plan that provides benefits to certain key executive officers and directors in accordance with the plan document.  The Bank accrued expenses related to these plans totaling $11,000, $94,000 and $90,000 in 2008, 2007 and 2006.

The Company’s 401(k) profit-sharing plan covers eligible employees with more than one year of service, as defined, and who are at least 21 years of age.  The plan allows employee contributions.  The Company may make a matching contribution equal to a percentage of salary deferral and discretionary profit-sharing contributions.  The matching percentage is limited to 6% of compensation.  The Company’s contributions, which are made following the end of the calendar year, totaled $144,000, $145,000 and $151,000 for 2008, 2007 and 2006.

NOTE  11 —  STOCK OPTION PLAN

The Company grants selected executives and other key employees and directors incentive and non—qualified stock option awards which vest and become fully exercisable at the discretion of the Board of Directors as the options are granted.  The Company is authorized to grant options for up to 150,000 shares of the Company’s common stock.  The exercise price of the options, which have a ten year life, may not be less than the market price of the Company’s stock on the date of grant.

The following is a summary of the status of the Company’s stock option plan and changes in that plan for 2008, 2007 and  2006.  The Company had no grants outstanding prior to 2003.

	2008
Options	Shares	Weighted– Average Exercise Price	Weighted– Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding, beginning of year	39,192	$70.34
Granted	12,200	78.13
Exercised	63	56.00
Forfeited or expired	500	76.20

Outstanding, end of year	50,829	72.17	7.25	$398

Options exercisable at year end	24,076	66.92	6.03	$315

Weighted—average fair value of options granted during the year		$9.20

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE  11 —  STOCK OPTION PLAN (Continued)

The weighted-average grant-date fair value of options granted during the years 2008, 2007 and 2006 was $9.20, $14.74 and $11.78, respectively.  The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $0, $46,000 and $9,000, respectively.  Total unrecognized compensation cost relating to stock options not vested as of December 31, 2008 was $211,000.

The fair value of each option grant was estimated on the grant date using an option—pricing model with the following assumptions:

	2008	2007	2006

Risk—free interest rates	3.04%	4.80%	4.29%
Dividend yields	3.83%	3.96%	3.94%
Volatility factors of expected market price of common stock	16.51%	20.35%	17.33%
Weighted—average expected life of the options	8 years	10 years	10 years

Cash received from option exercise under share-based payment arrangements for the years ended December 31, 2008,  2007 and 2006 was $4,000, $122,000 and $26,000, respectively.  The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled $0, $8,000 and $2,000, respectively, for the years ended December 31, 2008, 2007 and 2006.

NOTE  12 —  EARNINGS PER SHARE

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2008
	Income	Weighted- Average Shares	Per Share Amount

Net income	$1,853	645,275
Basic earnings per share
Income available to common stockholders			$2.87

Effect of dilutive securities
Stock options	—	1,617
Diluted earnings per share
Income available to common stockholders and assumed conversions	$1,853	646,892	$2.86

The number of  stock options that were anti dilutive and therefore were not included in the calculation of  earnings per share  at December 31, 2008, 2007 and 2006 were 39,300, 0, and 10,500, respectively.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE  12 —  EARNINGS PER SHARE (Continued)

	Year Ended December 31, 2007
	Income	Weighted- Average Shares	Per Share Amount

Net income	$2,415	649,009
Basic earnings per share
Income available to common stockholders			$3.72

Effect of dilutive securities
Stock options	—	1,351
Diluted earnings per share
Income available to common stockholders and assumed conversions	$2,415	650,360	$3.71

	Year Ended December 31, 2006
	Income	Weighted- Average Shares	Per Share Amount

Net income	$2,335	$649,605
Basic earnings per share
Income available to common stockholders			$3.59

Effect of dilutive securities
Stock options	—	1,577
Diluted earnings per share
Income available to common stockholders and assumed conversions	$2,335	651,182	$3.59

NOTE 13 — INCOME TAXES

The balance sheets included the following amounts of deferred tax assets and liabilities at December 31:

	2008	2007	2006

Income tax expense
Currently payable
Federal	$350	$704	$672
State	124	153	119
Deferred	(39)	(88)	(38)

Total income tax expense	$435	$769	$753

Reconciliation of federal statutory to actual tax expense
Federal statutory income tax at 34%	$778	$1,083	$1,050
Tax—exempt income	(346)	(407)	(344)
Effect of state income taxes and other items, net	3	93	47

Actual tax expense	$435	$769	$753

Effective tax rate	15.2%	24.1%	25.2%

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 13 — INCOME TAXES (Continued)

The components of the deferred asset (liability) included on the balance sheets are as follows:

	2008	2007

Assets
Unrealized (gains) losses on securities available for sale	$(181)	$220
Allowance for loan losses	447	438
Deferred compensation	348	354
Minimum pension liability	174	29
Other	297	7
Total assets	1,085	1,048

Liabilities
FHLB stock	(117)	(117)
Depreciation	(479)	(515)
Mortgage servicing rights	(110)	(114)
Other	(176)	(97)
Total liabilities	(882)	(843)

	$203	$205

NOTE 14 — DERIVATIVES

The Company uses derivatives to fix future cash flows for interest payments on some of its floating rate certificates of deposit.  In this regard, the Company has entered into an interest rate swap with the Broker Dealer Financial Services Corporation (BDFS), to fix the interest rate on a specific certificate of deposit product.  At December 31, 2008, the Company had $3.2 million of certificates of deposit, which mature in 2009 through 2013, on which it has prepaid the Broker Dealer Financial Services Corporation for an interest rate swap and will receive an interest rate from the Broker Dealer Financial Services Corporation based on the appreciation of the S&P 500 Index.  This interest received from the Broker Dealer Financial Services Corporation will be paid to the customer.  The assets and liabilities in this transaction are being netted and the expense recorded in interest expense on deposits.

In addition to the above, the Company also purchased $2.0 million of certificates of deposit which are included in the certificates of deposit caption on the consolidated balance sheet.  These investments have a five year term from date of purchase.  The investments do not individually exceed $100,000 and are insured by the FDIC. The initial investment is not at risk but the return on the investment is based on a calculation of the appreciation in the S&P 500 Index. The fair value of this embedded derivative is recorded in certificates of deposit and the fair value adjustment is included in other income.  At December 31, 2008, the Bank had allocated $135,000 to this asset and recorded a valuation loss of $ 401,000.

NOTE 15 — COMMITMENTS, OFF—BALANCE—SHEET RISK, AND CONTINGENCIES

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

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 15 — COMMITMENTS, OFF—BALANCE—SHEET RISK, AND CONTINGENCIES (Continued)

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank.  The reserve required at December 31, 2008 was $1,268,000.

Some financial instruments are used in the normal course of business to meet the financing needs of customers.  These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees.  These involve, to varying degrees, credit and interest—rate risk in excess of the amounts reported in the financial statements.

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

A summary of the notional or contractual amounts of financial instruments with off—balance—sheet risk at year end follows:

	2008	2007

Unused lines of credit	$26,479	$25,823
Standby letter of credit	185	531

NOTE 16 — FAIR VALUES OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157).  FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 16 — FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available-for-sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include highly liquid government bonds and exchange traded equities.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  Level 2 securities include certain collateralized mortgage and debt obligations, government agency bonds and certain municipal securities.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. The Company currently holds no Level 3 securities.

Interest Rate Swap Agreements and Call Options

The fair value is estimated by a third party using inputs that are observable or that can be corroborated by observable market data and, therefore, are classified within Level 2 of the valuation hierarchy.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheet measured at fair value on a recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$57,825	$893	$56,932	$—
Purchased call options — investment cds	135	—	135	—
Written call options — customer cds	(597)	—	(597)	—
Interest rate swap agreements — customer cds	594	—	594	—

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 16 — FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used to estimate fair values for financial instruments carried on the balance sheet at other than fair value.  The carrying amount is considered to estimate fair value for cash and due from banks, demand, NOW, money market and savings deposits,  accrued interest receivable and payable, and variable rate loans or deposits.  The fair value of loans held for sale are based on quoted market prices.  For fixed rate loans, deposits, or other borrowings, the fair value is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk. The fair value of off—balance—sheet items is based on the fees or cost that would currently be charged to enter into or terminate such agreements and is not material.

The carrying values and estimated fair values of the Company’s financial instruments as of December 31, 2008 and 2007 were as follows:

	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets
Cash and cash equivalents	$26,474	$26,474	$16,499	$16,499
Certificates of deposit and related derivative	14,854	15,071	3,808	3,808
Securities available for sale	57,825	57,825	66,174	66,174
Loans held for sale	229	229	—	—
Loans	157,751	156,826	163,837	162,601
Interest receivable	1,603	1,603	1,934	1,934

Liabilities
Deposits with no stated maturities	155,192	155,192	140,511	140,511
Time deposits	85,538	86,498	99,866	100,595
Other Borrowings	6,000	6,081	—	—
Interest Receivable	684	684	888	888

NOTE 17 — REGULATORY AND CAPITAL MATTERS

The Company may pay dividends without restriction under the current Federal Reserve regulations so long as it remains “adequately capitalized” after such payment.  The Bank is subject to statutory dividend restrictions which provide, in general, that the Bank may pay the current year’s earnings and the prior two years’ retained earnings without the prior approval of the Office of the Comptroller of Currency.  At December 31, 2008, the Bank’s stockholder’s equity totaled $24,422,000 of which $24,080,000 was not available for payment of dividends, without prior regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies.  Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off—balance—sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases.  Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 17 — REGULATORY AND CAPITAL MATTERS  (Continued)

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

The Company’s only activity is ownership of the Bank, and, therefore, its capital, capital ratios, and minimum required levels of capital are materially the same as the Bank’s.   The actual capital levels and minimum required levels for the Company were:

	Actual		Required for Adequate Capital		To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2008
Total risk—based capital (to risk—weighted assets)	$23,354	13.2%	$14,203	8.0%	$17,754	10.0%
Tier 1 capital (to risk—weighted assets)	21,742	12.3%	7,102	4.0%	10,652	6.0%
Tier 1 capital (to average assets)	21,742	8.1%	10,793	4.0%	13,491	5.0%

December 31, 2007
Total risk—based capital (to risk—weighted assets)	$23,320	12.5%	$14,810	8.0%	$18,551	10.0%
Tier 1 capital (to risk—weighted assets)	21,732	11.7%	7,420	4.0%	11,131	6.0%
Tier 1 capital (to average assets)	21,732	8.1%	10,681	4.0%	13,352	5.0%

At December 31, 2008, the Bank was categorized as well capitalized and management is not aware of any conditions or events since the most recent notification that would change the Bank’s category.

NOTE 18 — OTHER COMPREHENSIVE INCOME (LOSS)

	2008	2007	2006

Other comprehensive income
Unrealized holding gains arising during the year	$79	$1,302	$351
Less: reclassification adjustment for losses realized in net income	(647)	—	(13)
Net loss relating to benefit liability	(401)	(110)	—
Tax effect	91	(429)	(124)

Other comprehensive income	$234	$763	$240

The components of accumulated other comprehensive income (loss), included in stockholders equity are as follows:

	2008	2007	2006
Net unrealized gain (loss) on securities available for sale	532	(193)	(1,496)
Net loss relating to benefit liability	(872)	(500)	(390)
Tax effect	116	235	665

Accumulated other comprehensive loss	$(224)	$(458)	$(1,221)

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 19 — PARENT COMPANY FINANCIAL STATEMENTS

The following are the condensed balance sheets, statements of income and cash flows for First Ottawa Bancshares, Inc.

Condensed Balance Sheets

	2008	2007
Assets
Cash on deposit with Bank	$1,333	$1,297
Investment in common stock of Bank	24,423	24,415
Other assets	203	208

Total assets	$25,959	$25,920

Liabilities
Note payable	$—	$17
Dividends payable	1,290	1,297
	1,290	1,314

Shareholders’ Equity	24,669	24,606

Total liabilities and shareholders’ equity	$25,959	$25,920

Condensed Statements of Income

	2008	2007	2006

Income - dividends from Bank	$2,250	$1,945	$1,949

Expenses	198	159	110

Income before income tax and equity in undistributed income of subsidiary	2,052	1,786	1,839

Income tax benefit	28	60	—

Income before equity in undistributed income of subsidiary	2,080	1,846	1,839

Equity in undistributed income (loss) of subsidiary	(227)	569	496

Net Income	$1,853	$2,415	$2,335

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 19 – PARENT COMPANY FINANCIAL STATEMENTS (Continued)

Condensed Statements of Cash Flows

	2008	2007	2006
Operating Activities
Net income	$1,853	$2,415	$2,335
Items not requiring (providing) cash
Equity in undistributed earnings of Bank	227	(569)	(496)
Vested stock options	105	77	38
Other	(3)	(54)	(96)
Net cash provided by operating activities	2,182	1,869	1,781

Financing Activities
Purchase of treasury shares	(197)	(335)	(22)
Loan proceeds (payments), net	(17)	17	—
Cash dividends	(1,935)	(1,946)	(1,949)
Options exercised	3	123	26
Net cash used in financing activities	(2,146)	(2,141)	(1,9445)

Net Change in Cash and Cash Equivalents	36	(272)	(164)

Cash and Cash Equivalents, Beginning of Year	1,297	1,569	1,733

Cash and Cash Equivalents, End of Year	$1,333	$1,297	$1,569

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Table dollar amounts in thousands, except per share data)

NOTE 20 – QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Interest Expense	Net Interest Income	Provision	Securities Gains(losses)	Net Income	Basic	Diluted

2008

First quarter	$3,655	$1,410	$2,245	$30	$22	$468	$0.72	$0.72
Second quarter	3,570	1,228	2,342	30	—	616	0.96	0.95
Third quarter	3,445	1,128	2,317	30	—	573	0.89	0.89
Fourth quarter	3,291	1,041	2,250	80	(668)	196	0.30	0.30

2007

First quarter	$3,647	$1,608	2,039	$45	$	$499	$0.77	$0.77
Second quarter	3,792	1,551	2,241	45	—	584	0.90	0.90
Third quarter	4,003	1,610	2,393	45	—	673	1.04	1.04
Fourth quarter	3,789	1,513	2,276	45	—	659	1.01	1.00

Fourth quarter 2008 securities losses consisted of impairment charges related to Fannie Mae common stock and equity mutual funds with underlying collateral consisting of commercial real estate loans.

NOTE 21 – Subsequent Events

Federal Deposit Insurance Corporation (FDIC) Special Assessment:  Subsequent to December 31, 2008, the Board of Directors of the FDIC voted to adopt an interim rule that would impose a special assessment on outstanding deposits of insured institutions as of June 30, 2009.  This assessment is to be collected on September 30, 2009.  The interim rule would also permit the Board to impose an emergency special assessment after June 30, 2009, of up to 10 basis points on outstanding deposits, if deemed necessary by the Board.

FIRST OTTAWA BANCSHARES, INC.

STOCKHOLDERS INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 3:00 p.m., local time on May 20, 2009 at the Company’s corporate headquarters located at 701 LaSalle Street, Ottawa, Illinois 61350.

PRICE RANGE OF COMMON STOCK

As of February 9, 2009, there were approximately 513 shareholders of record and 644,849 outstanding shares of the Company’s common stock.

The Company’s common stock is not traded on any national or regional securities exchange and there is no established public trading market for it.  Transactions in the Company’s common stock have been infrequent.  To the knowledge of the Company’s management, during 2007, 2008 and the first month of 2009, an aggregate of approximately 112,337 shares of the Company’s common stock was transferred in approximately 99 separate transactions, excluding 4,093 shares purchased by the Company at prices between $75.78 and $79.59 per share in 2007 and 2,526 shares purchased by the company at $78.13 in 2008.  These transfers represented both transfers for consideration (i.e., sales) and transfers for no consideration (e.g., gifts, estate transfers, etc.).  The Company’s management is unable to differentiate such transfers and has limited knowledge of the sale prices for transfers involving consideration.  The last price known to the Company’s management was a sale of 300 shares on February 24, 2009 at $60.00 per share.

The following dividends per share were paid on the Company’s common stock on the dates indicated:  January 1, 2007 – $2.00; July 1, 2007 - $1.00; January 1, 2008 - $2.00; July 1, 2008 - $1.00; and January 1, 2009 - $2.00.

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

Stockholder Return Performance Graph

The following graph shows a comparison of cumulative total returns for First Ottawa Bancshares, the Nasdaq Stock Market and an index of Midwestern bank stocks which are quoted on the OTC-Bulletin Board and on Pink Sheets.  The cumulative total stockholder return computations assume the investment of $100 on December 31, 2003 and the reinvestment of all dividends.  Figures for First Ottawa’s common stock represent inter-dealer quotations, without retail markups, mark downs or commissions and do not necessarily represent actual transactions.  The graph was prepared at our request by SNL Financial L.C., Charlottesville, Virginia.

		Period Ending
Index	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
First Ottawa Bancshares, Inc.	$100.00	$121.13	$140.87	$151.22	$176.17	$142.76
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
SNL Midwest OTC-BB and Pink Banks	100.00	119.15	124.05	130.64	127.52	95.04