Form 10-K, Exhibit 13
period 2009-12-31
FIRST OTTAWA BANCSHARES INC
filed 2010-03-25
CIK 1099668

Exhibit 13.1

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY

Ottawa, Illinois

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY

Ottawa, Illinois

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

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

	Year Ended December 31,
	2009	2008	2007	2006	2005
Statement of Income Data:
Total interest income	$12,372	$13,961	$15,231	$15,274	$14,164
Total interest expense	3,237	4,807	6,282	6,361	4,613
Net interest income	9,135	9,154	8,949	8,913	9,551
Provision for loan losses	1,330	170	180	180	300
Noninterest income	3,416	1,044	2,349	2,430	2,586
Noninterest expenses	8,908	7,740	7,934	8,075	8,501
Income before income taxes	2,313	2,288	3,184	3,088	3,336
Provision for income taxes	479	435	769	753	791

Net income	$1,834	1,853	$2,415	$2,335	$2,545

Per Share Data:
Net income – basic	$2.84	2.87	$3.72	$3.59	$3.92
Net income – diluted	2.83	2.86	3.71	3.59	3.90
Cash dividends declared	1.54	3.00	3.00	3.00	3.00
Book value at end of year (1)	40.14	38.60	38.72	38.08	37.43

Selected Financial Ratios:
Return on average assets (1)	.64%	.67%	.87%	.82%	.87%
Return on average equity (1)	7.18	7.32	9.58	9.43	10.50
Dividend payout ratio	54.24	104.40	80.65	83.57	76.53
Average equity to average assets (1)	8.96	9.11	9.09	8.71	8.30
Net interest margin (tax equivalent)	3.88	3.91	3.78	3.63	3.80
Allowance for loan losses to total loans at the end of period	1.56	1.01	.96	.91	.88
Nonperforming loans to total loans at the end of period (2)	6.29	1.92	.76	.42	.87
Net loans charged off to average total loans	.41	.09	.03	.04	.09

Balance Sheet Data:
Total assets	$283,701	$275,181	$269,231	$278,053	$278,739
Total earning assets	243,366	236,287	243,718	253,259	253,641
Average assets	285,055	275,772	275,777	282,729	290,765
Gross loans, including loans held for sale	149,485	159,592	165,805	160,938	152,860
Allowance for loan losses	2,334	1,612	1,588	1,463	1,344
Total deposits	251,229	240,730	240,377	250,341	239,881
Federal funds purchased and securities sold under agreements to repurchase	—	—	—	—	12,700
Shareholders’ equity	25,978	24,669	24,606	23,509	22,858

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

Net interest income is dependent on the amounts and yields of interest–earning assets as compared to the amounts of and rates on interest—bearing liabilities.  Net interest income is sensitive to changes in market rates of interest and the Company’s asset/liability management procedures in coping with such changes.  The provision for loan losses is dependent upon management’s assessment of the collectibility of the loan portfolio under current economic conditions.

Net income was $1.8 million for the year ended December 31, 2009 compared to $1.9 million for the year ended December 31, 2008.  The return on average assets was .64% in 2009 compared to .67% in 2008.  The return on average equity decreased to 7.18% in 2009 from 7.32% in 2008.  This resulted primarily from an increase in other comprehensive income of $273,000 in 2009, causing an increase in average equity. In addition, net income decreased by $19,000 in 2009 compared to 2008.

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

Regardless of the extent of the Company’s analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio.  This is due to several factors, including inherent delays in obtaining information regarding a customer’s financial condition or changes in the customer’s unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends.  Volatility of economic or customer–specific conditions affecting the identification and estimation of losses for larger non—homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors.  The Company estimates a range of inherent losses related to the existence of these exposures.  The estimates are based upon the Company’s evaluation of imprecise risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Mortgage Servicing Rights. Mortgage servicing rights (“MSRs”) associated with loans originated and sold, where servicing is retained, are capitalized and included in other intangible assets in the consolidated balance sheet.  The value of the capitalized MSRs represents the present value of the future servicing fees arising from the right to service loans in the portfolio.  Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests.  The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance.  Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans.  The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value.  For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates.  Impairment, if any, is recognized through a valuation allowance and is recorded as amortization of intangible assets.

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

Additionally, the Company has purchased certificates of deposit which contain an equity related embedded derivative component.  The initial investment in the certificates of deposit is not at risk but the return on the investment is based on appreciation in the S&P 500 Index.  Accordingly, the fair value of the embedded derivative is recorded at fair value as an adjustment to the certificates of deposit and interest income.

Stock Compensation. Grants under the Company’s stock incentive plan are accounted for by applying the fair value method and the use of an option pricing model to estimate the value of the options granted. The stock options are granted with an exercise price equal to the market price at the date of grant. Resulting compensation expense relating to the stock options is measured and recorded based on the estimated value of the options.

Valuation Measurements.  Valuation methodologies often involve a significant degree of judgment, particularly when there are no observable active markets for the items being valued. Investment securities and derivatives are carried at fair value, as defined in FASB ASC Topic 820, which requires key judgments affecting how fair value for such assets and liabilities is determined. In addition, the outcomes of valuations have a direct bearing on the carrying amounts of goodwill, mortgage servicing rights, and pension and other postretirement benefit obligations. To determine the values of these assets and liabilities, as well as the extent to which related assets may be impaired, management makes assumptions and estimates related to discount rates, asset returns, prepayment rates and other factors. The use of different discount rates or other valuation assumptions could produce significantly different results, which could affect the Company’s results of operations.

Goodwill.  Under FASB ASC Topic 350, the Company is required to evaluate goodwill for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has elected to test for goodwill impairment as of December 31 of each year. The Company cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the effect of the economic environment on the Company’s customer base, or a material negative change in its relationship with significant customers.

Consolidated Financial Condition

Total assets at December 31, 2009 were $283.7 million compared to $275.2 million at December 31, 2008, an increase of $8.5 million, or 3.1%.  Despite the increase in our total assets, our net loans decreased 6.7% in 2009 to $147.2 million.  Commercial and residential real estate loans decreased by $8.8  million during 2009, due to an effort by management to maintain credit quality during a period of decreasing demand.  In addition to the decreases in commercial and residential real estate loans, installment loans decreased by $1.1 million due to a general decline in indirect lending volume and more stringent underwriting guidelines on consumer loans.  Commercial and agricultural loans increased $1.2 million during 2009, partially offsetting the decreased volume in real estate loans. Investment securities decreased by $1.5 million, and certificates of deposit held for investment purposes increased by $26.2 million.  The increase in certificates of deposit held for investment purposes was funded by the decrease in loans and investment securities. Cash and cash equivalents decreased $8.6 million to $17.9 million, as management attempted to deploy excess balances at the Federal Reserve Bank while remaining liquid through the end of 2009.  Deposits increased by $10.5 million, to $251.2 million at December 31, 2009, compared to $240.7 million in the prior year. Premises and equipment increased by $286,000 due to the purchase of a building with the intent to relocate an existing branch in Streator, Illinois. The Company has submitted an application with the Office of the Comptroller of Currency and received approval to relocate the branch located at 401 East Main Street in Streator, Illinois, to 409 East Bridge Street in Streator Illinois. This relocation would be considered a short distance relocation as defined in 12 CFR 5.3(i).

Total shareholders’ equity was $26.0 million at December 31, 2009 and $24.7 million at December 31, 2008.  This was primarily the result of a decrease in the unrealized loss on securities available–for–sale, net of tax, of $162,000, and $186,000 in additional paid in capital related to the Company’s stock option plan.  Dividends declared of $994,000 were offset by net income of $1.8 million.

Consolidated Results of Operations

2009 Compared to 2008

Net Interest Income.  Net interest income was $9.1 million in 2009 and $9.2 million in 2008.  Interest income on earning assets decreased $1.6 million in 2009 from 2008.  This decrease was primarily attributable to decreased interest income earned on the loan portfolio of $1.7 million, taxable securities of $246,000, and federal funds sold of $168,000.  Increased interest income earned on certificates of deposit held for investment of $477,000, and tax exempt securities of $56,000, helped to offset the decreased loan and securities income.  The decrease is attributable to decreases in average balances and also average yields available in the marketplace in 2009.  Interest expense on interest–bearing liabilities decreased $1.6 million as a result of a decrease in the average cost of funds in 2009 compared to 2008.  The net interest margin on a tax equivalent basis decreased to 3.88% in 2009 from 3.91% in 2008.  The primary reason for the decrease in the net interest margin was the result of a decrease in the market rates earned on assets during the current year.

Provision for Loan Losses.  The provision for loan losses was $1.3 million in 2009 compared to $170,000 in 2008.  As of December 31, 2009, the allowance for loan losses totaled $2.3 million, or 1.56% of total loans, compared to $1.6 million, or 1.01% of total loans, at December 31, 2008.  The increase in the allowance for loan losses in 2009 was influenced by the current economy, increased delinquencies, increased non-performing loans, and the assessment of risk factors affecting our loan portfolio.

The amounts of the provision and allowance for loan losses are influenced by current economic conditions, actual loss experience, industry trends and other factors, including real estate values in the Company’s market area and management’s assessment of current collection risks within the loan portfolio.  Along with other financial institutions, management shares a concern for the outlook of the economy for 2010.  Even though there are indications of emerging strength, it is uncertain if this strength is sustainable. If it is not sustainable, borrowers may experience difficulty, and the level of non–performing loans, charge-offs, and delinquencies could rise and require increases in the provision.  Regulatory agencies have warned of possible higher charge-offs in the industry.  The allowance for loan losses represents management’s estimate of probable incurred losses based on information available as of the date of the financial statements.  The allowance for loan losses is based on management’s evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, and economic conditions.

Management has concluded that the allowance for loan losses was adequate at December 31, 2009.  However, there can be no assurance that the allowance for loan losses will be adequate to cover all losses.

Noninterest Income.  The Company’s noninterest income increased $2.4 million, or 227.2%, compared to 2008.  Noninterest income increased primarily due to $979,000 of gains realized on the sale of investment securities in 2009, compared to 2008 impairment losses realized on equity security investments of $647,000. The market adjustment for the index powered certificates of deposit in the current year decreased $5,000, compared to a loss of $401,000, in the prior year.  Service charges on deposit accounts decreased by $9,000, or 1.1%, to $843,000 due to decreased overdraft volume in 2009 compared to 2008.  Gains on loan sales to the secondary market increased $374,000 to $432,000 in 2009 compared to 2008 as a result of increased originations of residential real estate loans because of the general decrease in interest rates in 2009. Trust and farm management fee income decreased slightly to $503,000 in 2009 from $540,000 in 2008.

Noninterest Expense.  The Company’s noninterest expense was $8.9 million in 2009 and $7.7 million for 2008.  Salaries and employee benefits, which is the largest component of noninterest expense, increased $345,000, to $4.6 million in 2009.  Increases in data processing expense of $5,000, insurance expense of $510,000, other expense of $345,000, and professional fees of $65,000 were partially offset by a decrease in occupancy and equipment expense of $85,000, and decreased amortization of core deposit intangible expense of $17,000 in 2009.  Insurance expense increased dramatically in 2009 due to a $526,000 increase in FDIC insurance premiums compared to 2008.  This increase was primarily the result of industry-wide increases as the FDIC increased its deposit insurance fund that has been depleted from the high level of bank failures in 2009. Other expense increased due to expenses incurred as a result of the increase in other real estate owned of $139,000, increased losses on the sale of other real estate owned of $19,000, increased directors life insurance expense of $117,000, and increased amortization of mortgage servicing asset of $84,000 during 2009.

Income Taxes.  Income tax expense increased by $44,000 compared to 2008.  The Company’s effective tax rate increased slightly in 2009. The Company’s tax rate varied from statutory rates principally due to interest income from tax–exempt securities and loans.  The Company’s effective tax rate was 20.71% and 19.01% for 2009 and 2008, respectively.

The components of the changes in net interest income are shown below.  Changes in net interest income are allocated between amounts attributed to changes in rate and changes in volume for the various categories of interest–earning assets and interest–bearing liabilities.

Analysis of Changes in Interest Income and Expense

($000s)

	2009 - 2008			2008 — 2007
	Increase (Decrease)			Increase (Decrease)
		Change	Change		Change	Change
	Total	Due to	Due to	Total	Due to	Due to
	Change	Volume	Rate	Change	Volume	Rate
INTEREST INCOME

Loans	$(1,700)	$(777)	$(923)	$(1,012)	$60	$(1,072)
Investment CDs	477	590	(113)	321	282	39
Securities	(162)	(6)	(156)	(327)	(470)	143
Federal funds sold	(201)	(18)	(183)	(146)	39	(185)
Total interest income	(1,586)	(211)	(1,375)	(1,164)	(89)	(1,075)

INTEREST EXPENSE

NOW and money market	(617)	74	(691)	(1,206)	(37)	(1,169)
Savings	(34)	5	(39)	(9)	(3)	(6)
Time deposits	(874)	(336)	(538)	(335)	(10)	(325)
Repurchase agreements	(1)	—	(1)	1	1	—
Borrowings	(43)	(44)	1	173	173	—
Federal funds purchased	—	1	(1)	(99)	(61)	(38)
Total interest expense	(1,569)	(301)	(1,268)	(1,475)	63	(1,538)

Net interest earnings	(17)	90	(107)	311	(152)	463
Tax equivalent adjustment	(2)		(2)	(106)	—	(106)

Net interest earnings after tax equivalent adjustment	$(19)	90	(109)	205	$(152)	$357

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

Analysis of Average Balances, Tax Equivalent Yields and Rates

Years Ended December 31, 2009, 2008 and 2007

(in Thousands)

	2009			2008			2007
	Average		Average	Average		Average	Average		Average
	Balance (4)	Interest	Rate	Balance (4)	Interest	Rate	Balance (4)	Interest	Rate
ASSETS

Loans (1) (3)	$148,967	$10,980	6.23%	$161,440	$10,980	6.80%	$160,565	$11,992	7.47%
Investment CDs	35,250	497	2.76	13,883	497	3.58	6,017	176	2.93
Securities (2) (5)	65,300	2,865	4.14	65,447	2,865	4.38	76,180	3,192	4.19
Federal funds sold	849	203.24		8,545	203	2.38	6,891	349	5.06
Interest—earning assets	250,366	14,545	5.18	249,315	14,545	5.83	249,653	15,709	6.29
Noninterest—earning assets (6)	34,689			26,457			23,297

Average assets	$285,055			$275,772			$272,950

LIABILITIES AND SHAREHOLDERS’ EQUITY

NOW and money market	$116,570	$400.34%		$95,138	$1,017	1.07%	$98,592	$2,223	2.25%
Savings	24,118	81.34		22,739	115.51		23,418	124.53
Time deposits	80,426	2,626	3.27	90,715	3,500	3.86	90,970	3,835	4.22
Repurchase agreements	—	—		76	1	1.32	—	—	—
Federal funds purchased	208	1.48		29	1	3.45	1,798	100	5.56
Borrowings	4,148	130	3.13	5,557	173	3.11	—	—	—
Interest–bearing liabilities	225,470	3,238	1.44	214,254	4,807	2.24	214,778	6,282	2.92
Net interest income (2)		9,721			9,738			9,427
Net yield on interest–earning assets			3.88			3.91			3.78
Interest–bearing liabilities to earning assets ratio			90.06			85.94			86.03

Noninterest–bearing liabilities	34,035			36,544			33,927

Shareholders’ equity	25,550			24,974			24,245
Average liabilities and shareholders’ equity	$285,055			$275,722			$272,950
Tax equivalent adjustment		586			584			478
Net interest income as reported in the consolidated statements of income		$9,135			$9,154			$8,949

(1)          Interest income on loans includes loan origination and other fees of $292 for 2009, $301 for 2008, and $403 for 2007.

(2)          Loan and securities income is reflected on a fully tax–equivalent basis utilizing a 34% rate for municipal securities and tax–exempt loans.

(3)          Non–accrual loans are included in average loans.

(4)          Average balances are derived from the average daily balances.

(5)          Rate information is calculated based upon average amortized cost.

(6)          Average balance information includes an average valuation allowance for securities of $(208) , $(523) and $(1,444), respectively.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company uses overall risk sensitivity to monitor and manage exposure to sudden changes in interest rates.  The Company’s overall interest rate sensitivity is demonstrated by a net interest income analysis.  Net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates.  This analysis assesses the risk of change in net income in the event of sudden and sustained 1.0% increases and decreases in market interest rates.  The tables below present the Company’s projected changes in net income for the various rate shock levels for the periods ended December 31, 2009 and 2008.

	2009 Net Income
	Amount	Change	Percentage Change
	(Dollars in Thousands)

+100 bp	$1,746	$26	1.6%
Base	1,720
–100 bp	1,338	(382)	(22.2)%

	2008 Net Income
	Amount	Change	Percentage Change
	(Dollars in Thousands)

+100 bp	$2,664	$32	1.2%
Base	2,632	—	—
–100 bp	2,570	(62)	(2.3)%

As shown above, at December 31, 2009, the effect of an immediate 100 basis point increase in interest rates would increase the Company’s net income by 1.6%, or approximately $26,000.  The effect of an immediate 100 basis point decrease in rates would decrease the Company’s net interest income by 22.2%, or approximately $382,000.  The Company’s Board of Directors has set a risk tolerance limit of 10% of estimated net interest income for the succeeding 12 months based on an immediate 200 basis point change in market prices.  Federal funds overnight rates were under 1.0% as of December 31, 2009, therefore market interest rates decreasing an additional 100 basis points may not be achievable in today’s rate environment.

Interest rate sensitivity reflected exposure in a decreasing rate environment at the end of 2009 and 2008.  Overall net interest income sensitivity increased slightly in 2009 compared to 2008.

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

The Company’s cash flows are comprised of three primary classifications:  cash flows from operating activities, investing activities, and financing activities.  Cash flows provided by operating activities were $1.7 million, and $3.9 million, for the years ended December 31, 2009, and 2008.  Net cash from investing activities consisted primarily of principal collections on loans and proceeds from maturation and sales of securities offset by disbursements for loan originations and the purchase of securities.  Net cash from financing activities consisted primarily of changes in net deposits and short–term borrowings partially offset by dividends paid and the purchase of Company stock.

The Company’s most liquid assets are cash and due from banks.  The levels of these assets are dependent on the Company’s operating, financing, lending, and investing activities during any given year.  At December 31, 2009, cash and short–term investments totaled $17.9 million.  The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans.  The Company may also utilize the sale of securities available–for–sale, federal funds lines of credit from correspondent banks, and borrowings from the Federal Home Loan Bank of Chicago.

The following table discloses contractual obligations and commercial commitments of the Company as of December 31, 2009:

	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years

Lines of credit(1)	$12,165	$6,821	$2,400	$553	$2,391
Data processing contract payable	835	223	445	167	—
FHLB Advances	4,000	2,000	2,000	—	—
Standby letters of credit(1)	472	248	224	—	—

	$17,472	$9,292	$5,069	$720	$2,391

(1)  Represents amounts committed to customers.

During 2009, the Company did not repurchase any stock. During 2008, the Company repurchased 2,526 shares of common stock for $197,000.

Capital provides the foundation for future growth.  Regulatory agencies have developed minimum guidelines by which the adequacy of a financial institution’s capital may be evaluated.  At December 31, 2009, all of the Company’s ratios exceeded the levels required under regulatory guidelines as shown in Note 16 of the Consolidated Financial Statements.

Facilities

First Ottawa Bancshares, Inc. is the holding company for First National Bank of Ottawa.  The Company is headquartered in Ottawa, Illinois and operates four offices in Ottawa, two branches in Streator, a branch in Morris, a branch in Yorkville and a loan production office in Minooka.

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

201 N. Illinois Street, Suite 700 P.O. Box 44998 Indianapolis, IN 46244-0998 317.383.4000 Fax 317.383.4200 www.bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

First Ottawa Bancshares, Inc.

Ottawa, Illinois

We have audited the accompanying consolidated balance sheets of First Ottawa Bancshares, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Ottawa Bancshares, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Indianapolis, Indiana

March 25, 2010

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2009 and 2008

(In thousands, except share and per share data)

	2009	2008
Assets

Cash and due from banks	$17,921	$26,474
Certificates of deposit	41,011	14,854
Investment securities available for sale	56,373	57,825
Loans held for sale	46	229
Loans, net of allowance for loan losses of $2,334 and $1,612	147,105	157,751
Premises and equipment	7,484	7,198
Goodwill	2,446	2,446
Core deposit intangible	507	653
Interest receivable and other assets	10,808	7,751

Total assets	$283,701	$275,181

Liabilities and Shareholders’ Equity

Liabilities
Deposits	$251,229	$240,730
Other borrowings	$4,000	$6,000
Other liabilities	2,494	3,782
Total liabilities	257,723	250,512

Commitments and Contingencies

Shareholders’ Equity
Preferred stock, $1 par value Authorized and unissued - 20,000 shares	—	—
Common stock, $1 par value, 1,000,000 shares authorized and 753,734 and 752,595 issued	754	753
Additional paid–in capital	4,603	4,408
Retained earnings	26,871	26,031
Treasury stock, at cost – 107,746 and 107,746 shares	(6,299)	(6,299)
Accumulated other comprehensive loss	49	(224)
Total shareholders’ equity	25,978	24,669

Total liabilities and shareholders’ equity	$283,701	$275,181

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2009 and 2008

(In thousands, except share and per share data)

	2009	2008
Interest and Dividend Income
Loans receivable	$9,225	$10,933
Investment securities
Taxable	1,040	1,286
Exempt from federal tax	1,098	1,042
Federal funds sold	35	203
Interest–bearing deposits	974	497
Total interest and dividend income	12,372	13,961

Interest Expense
Deposits	3,106	4,632
Repurchase agreements	—	1
Federal funds purchased	1	1
Other interest expense	130	173
Total interest expense	3,237	4,807

Net Interest Income	9,135	9,154
Provision for loan losses	1,330	170
Net Interest Income After Provision for Loan Losses	7,805	8,984

Noninterest Income
Service fee income	843	852
Trust and farm management fee income	503	540
Net realized gains (losses) on sales of available–for–sale securities	979	(647)
Net gains on sales of loans	432	58
Other income	659	241
Total noninterest income	3,416	1,044

Noninterest Expenses
Salaries and employee benefits	4,601	4,256
Occupancy and equipment expense	1,234	1,319
Data processing fees	485	480
Insurance expense	708	198
Professional fees	470	405
Amortization of core deposit intangibles	146	163
Other expense	1,264	919
Total noninterest expense	8,908	7,740

Income Before Income Tax	2,313	2,288
Income tax expense	479	435

Net Income	$1,834	$1,853

Earnings Per Share – Basic	$2.84	$2.87

Earnings Per Share – Diluted	$2.83	$2.86

Average Shares Outstanding	645,623	645,275

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended December 31, 2009 and 2008

(In thousands, except share and per share data)

	Common Stock	Additional Paid–in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total

Balances, January 1, 2008	753	4,300	26,113	(6,102)	(458)	24,606
Comprehensive income
Net income			1,853			1,853
Other comprehensive income, net of tax – unrealized gains on securities					479	479
Net loss relating to benefit liability					(245)	(245)
Comprehensive income						2,087
Cash dividends ($3.00 per share)			(1,935)			(1,935)
Stock options vested		105				105
Stock options exercised	—	3				3
Purchase of 2,526 treasury shares				(197)		(197)

Balances, December 31, 2008	$753	$4,408	$26,031	$(6,299)	$(224)	$24,669
Comprehensive income
Net income			1,834			1,834
Other comprehensive income, net of tax
Unrealized gains on securities					162	162
Net gain relating to benefit liability					111	111
Comprehensive income						2,107
Cash dividends ($1.54 per share)			(994)			(994)
Stock options vested		117				117
Shares granted	—	9				9
Stock options exercised	1	69				70

Balances, December 31, 2009	$754	$4,603	$26,871	$(6,299)	$49	$25,978

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2009 and 2008

(In thousands, except per share data)

	2009	2008
Operating Activities
Net income	$1,834	$1,853
Items not requiring (providing) cash
Provision for loan losses	1,330	170
Premium amortization on securities, net	399	250
Derivative valuation adjustment	95	898
Depreciation and amortization	537	653
Loans originated for sale	(20,254)	(2,928)
Proceeds from sale of loans	20,868	2,757
Gains/losses on sales of securities, net	(979)	647
Gains on sales of loans held for sale	(431)	(58)
Loss on sale of other real estate owned	34	17
Stock options vested	117	105
Grant of Incentive shares	9	—
Change in
Interest receivable and other assets	(1,626)	221
Interest payable and other liabilities	(231)	(867)
Net cash provided by operating activities	1,702	3,718

Investing Activities
Purchases of securities available for sale	(46,587)	(21,627)
Proceeds from maturities and paydowns of securities available for sale	21,595	25,472
Proceeds from sales of securities available for sale	27,269	4,333
Purchases of certificates of deposit	(49,121)	(19,253)
Proceeds from maturities of certificates of deposit	22,869	7,309
Net change in loans	6,556	5,729
Proceeds from sale of other real estate owned	1,138	224
Net purchases of premises and equipment	(660)	(154)
Net cash provided by (used in) investing activities	(16,941)	2,033

Financing Activities
Net change in deposits	10,499	353
Proceeds from borrowings	—	6,214
Repayment of borrowings	(2,000)	(214)
Purchase of treasury stock	—	(197)
Stock options exercised	70	3
Dividends paid	(1,883)	(1,935)
Net cash provided by financing activities	6,686	4,224

Net Change in Cash and due from banks	(8,553)	9,975

Cash and due from banks, Beginning of Year	26,474	16,499

Cash and due from banks, End of Year	$17,921	$26,474

Additional Cash Flows Information
Interest paid	$3,494	$5,009
Income tax paid, net of refunds	715	833
Transfers from loans to foreclosed real estate	2,760	187

See notes to consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:  First Ottawa Bancshares, Inc. is a bank holding company whose principal activity is the ownership and management of its wholly—owned subsidiary, First National Bank of Ottawa (the Bank).  The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in LaSalle, Grundy and surrounding counties in Illinois.  The Bank is subject to competition from other financial institutions.  The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.  The consolidated financial statements include First Ottawa Bancshares, Inc. and the Bank, and the Bank’s wholly owned subsidiary, First Ottawa Financial Corporation, together referred to as the Company.  Intercompany transactions and balances are eliminated in consolidation.

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

Cash and due from banks: The financial institutions holding the Company’s cash accounts are participating in the FDIC’s Transaction Account Guarantee Program. Under that program, through June 30, 2010, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount of the account. The Company has deposits of $129,000 and $12.1 million at the Federal Home Loan Bank and the Federal Reserve Bank, respectively, that are not fully insured by the FDIC.

Securities:  Securities are classified as available—for—sale when they might be sold before maturity.  Securities available—for—sale are carried at fair value, with unrealized holding gains and losses reported, net of tax, as other comprehensive income.  Equity securities include Federal Home Loan Bank stock and Federal Reserve Bank stock, which are restricted securities that are carried at cost, and a mutual fund investment that is carried at fair value.  Securities are written down to fair value, with a charge to expense, when a decline in fair value is not temporary.

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

December 31, 2009 and 2008

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

Loan impairment is reported when full payment under the loan terms is not expected.  Impairment is evaluated in total for smaller—balance loans of similar nature, such as residential mortgage and consumer loans, and on an individual loan basis for other loans.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the loan’s observable market price or the fair value of collateral if the loan is collateral dependent.  Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when the internal grading system indicates a doubtful classification.

Premises and Equipment:  Asset cost is reported net of accumulated depreciation.  Buildings and related components are depreciated using the straight—line method with useful lives ranging from 7 to 39 years.  Furniture, fixtures and equipment are depreciated using the straight—line method with useful lives ranging from 5 to 15 years.  These assets are reviewed for impairment when events indicate that the carrying amount may not be recoverable.  Maintenance and repairs are charged to expense and improvements are capitalized.

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

Mortgage Servicing Rights:  Servicing rights are recognized as assets for the allocated value of servicing rights retained on loans sold and are classified with interest receivable and other assets in the consolidated balance sheets.  Servicing rights are expensed in proportion to and over the period of estimated net servicing revenues.  Impairment is evaluated based on the fair value of the rights using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics.  Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market—based assumptions.  Any impairment of a grouping is reported as a valuation allowance.  There was no such valuation allowance recorded at December 31, 2009 and 2008.

Intangible Assets:  Core deposit intangibles are being amortized on an accelerated basis over 11 years and are periodically evaluated as to the recoverability of their carrying value.

Goodwill:  Goodwill is reviewed for impairment annually with any loss recognized through the income statement.

Stock Options:  The Company has a stock—based compensation plan, which is more fully described in Note 10.  Grants under the Company’s stock incentive plan are accounted for by applying the fair value method and the use of an option pricing model to estimate the value of the options granted. The stock options are granted with an exercise price equal to the market price at the date of grant. Resulting compensation expense relating to the stock options is measured and recorded based on the estimated value of the options. The value of options granted under this plan is charged to expense over the vesting period of the grants.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

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

Fair Values of Financial Instruments:  Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately.  Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items.  Changes in assumptions or in market conditions could significantly affect the estimates.  The fair value estimates of existing on— and off—balance—sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Comprehensive Income:  Comprehensive income includes both net income and other comprehensive income (loss).  Other comprehensive income (loss) includes the changes in unrealized gains and losses on securities available—for—sale, and minimum pension liability, net of deferred income taxes.

Reclassifications:  Some items in the prior years’ financial statements were reclassified to conform to the current presentation.

Current Economic Conditions: The current protracted economic decline continues to present financial institutions with circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair values of investments and other assets, constraints on liquidity and capital and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans.

At December 31, 2009, the Company held $324,000 in commercial real estate and $57.9 million in loans collateralized by commercial and development real estate, in the northern Illinois geographic area.  Due to national, state and local economic conditions, values for commercial and development real estate have declined, and the market for these properties is depressed.

The accompanying financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in future adjustments in asset values, the allowance for loan losses and capital that could negatively impact the Company’s earnings, liquidity, and capital levels.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards

FASB ASC Topic 860, Transfers and Servicing, was updated by ASU 2009-16 which was Accounting for Transfers of Financial Assets (“SFAS 166”), and ASU 2009-17 which was SFAS No.167, Amendments to FASB ASC 810-10 (“SFAS 167”) . SFAS 166 and SFAS 167 changed the way entities account for securitizations and special-purpose entities, and will have a material effect on how banking organizations account for off-balance sheet vehicles. The new standards amend Statement of FASB ASC 860-10, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and FASB ASC 810-10, Consolidation of Variable Interest Entities.  Both SFAS 166 and SFAS 167 were effective January 1, 2010 for companies reporting earnings on a calendar-year basis.

On January 21, 2010, the Board of Governors of the Federal Reserve System issued final risk based capital rules related to the adoption of these accounting standards by financial institutions.  SFAS 166 and SFAS 167 make substantive changes to how banking organizations account for many items, including securitized assets, that had been previously excluded from their balance sheets. Banking organizations affected by SFAS 166 and SFAS 167 generally will be subject to higher risk-based regulatory capital requirements intended to better align risk-based capital requirements with the actual risks of certain exposures.

First Ottawa is evaluating the impact that adoption of these standards will have on the Company’s consolidated financial statements. We will take into account in our internal capital planning processes the impact of these standards and will assess whether additional capital may be necessary to support the risks associated with off-balance-sheet vehicles affected by the new accounting standards.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 2 — SECURITIES AVAILABLE FOR SALE

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2009
U. S. Treasury	$5,182	$16	$—	$5,198
Federal agencies	23,732	183	(38)	23,877
State and municipal	23,332	526	(27)	23,831
Mortgage—backed securities and collateralized mortgage obligations	3,325	115	—	3,440
Corporate obligations	—	—	—	—
Marketable equity securities	25	4	(2)	27

Total investment securities	$55,596	$844	$(67)	$56,373

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2008
U. S. Treasury	$1,033	$51	$—	$1,084
Federal agencies	11,556	234	—	11,790
State and municipal	38,926	268	(106)	39,088
Mortgage—backed securities and collateralized mortgage obligations	4,885	91	(6)	4,970
Corporate obligations	—	—	—	—
Marketable equity securities	893	—	—	893

Total investment securities	$57,293	$644	$(112)	$57,825

As of December 31, 2009 and 2008, the Company had approximately $10,884,000 and $14,498,000 invested in bonds issued by municipalities located within LaSalle County, Illinois.

Securities with an approximate carrying value of $47,793,000 and $35,927,000 were pledged at December 31, 2009 and 2008 to secure trust and public deposits, and for other purposes as required or permitted by law.

The fair value of contractual maturities of securities available for sale at December 31, 2009 were as follows.  Securities not due at a single maturity date, primarily mortgage—backed and equity securities, are shown separately.

	Amortized Cost	Fair Value

Within one year	$20,182	$20,226
One to five years	28,012	28,454
Five to ten years	4,052	4,226
After ten years	—	—
	52,246	52,906
Mortgage—backed securities and collateralized mortgage obligations	3,325	3,440
Marketable equity securities	25	27

Totals	$55,596	$56,373

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 2 — SECURITIES AVAILABLE FOR SALE (Continued)

Information regarding realized gains and losses on sales of securities available for sale follows:

	2009	2008

Gross gains	$980	$30
Gross losses	1	677
Tax expense	333	(220)

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost.  Total fair value of these investments at December 31, 2009 and 2008 was $14.7 million and $9.7 million, which was approximately 26.1% and 16.7% of the Company’s available—for—sale investment portfolio at those dates.  These declines primarily resulted from increases in market interest rates.

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

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

December 31, 2009
Federal agencies	$9,814	$(38)	$—	$—	$9,814	$(38)
State and municipal	4,867	(26)	52	(1)	4,919	(27)
Mortgage—backed securities and collateralized mortgage obligations	—	—	—	—	—	—
Marketable equity securities	8	(2)	—	—	8	(2)

Total temporarily impaired securities	$14,689	$(66)	$52	$(1)	$14,741	$(67)

December 31, 2008
Federal agencies	$—	$—	$—	$—	$—	$—
State and municipal	8,241	(104)	400	(2)	8,641	(106)
Mortgage—backed securities and collateralized mortgage obligations	655	(4)	381	(2)	1,036	(6)
Marketable equity securities	—	—	—	—	—	—

Total temporarily impaired securities	$8,896	$(108)	$781	$(4)	$9,677	$(112)

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 3 — LOANS

Major classifications of loans as of December 31, 2009 and 2008 are summarized as follows:

	2009	2008

Real estate	$103,579	$112,238
Commercial and agricultural	34,855	33,632
Installment	2,654	3,772
Home equity lines of credit	8,351	9,721
Total loans	149,439	159,363
Allowance for loan losses	(2,334)	(1,612)

Net loans	$147,105	$157,751

Certain executive officers, directors, and their related interests are loan customers of the Company.  A summary of such loans made by the Company in the ordinary course of business and made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons is as follows:

Balance at January 1, 2009	$4,084
New loans	1,893
Repayments	(1,158)

Balance at December 31, 2009	$4,819

Information regarding impaired loans at December 31, 2009 and 2008 is as follows:

	2009	2008

Impaired loans with an allowance	$93	$1,145
Impaired loans for which the discounted cash flows or collateral value exceeds the carrying value of the loan	8,821	2,511

Total impaired loans	$8,914	$3,656

Allowance for impaired loans included in the Company’s allowance for loan losses	$39	$390

	2009	2008

Average balance of impaired loans	$5,552	$2,800
Interest income recognized on impaired loans	295	234
Interest income recognized on impaired loans — cash basis	322	245

Nonperforming loans were as follows at December 31:

	2009	2008

Loans past due over 90 days still on accrual	$2,583	$2,098
Nonaccrual loans	6,809	965

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 4 — ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2009	2008
Allowance for loan losses
Balances, January 1	$1,612	$1,588
Provision for losses	1,330	170
Recoveries on loans	76	61
Loans charged off	(684)	(207)

Balances, December 31	$2,334	$1,612

NOTE 5 — LOAN SALES AND SERVICING

The Company sells mortgage loans with servicing retained to the Federal Home Loan Mortgage Corporation (FHLMC).  The Company realized gross proceeds from the sales of mortgage loans totaling $20,868,000, and $2,757,000 in 2009, and 2008.  Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balances of these loans are summarized as follows:

	2009	2008
Loans serviced for
Freddie Mac	$31,745	$26,505

Following is an analysis of the changes in originated mortgage servicing rights:

	2009	2008
Mortgage Servicing Rights
Balances, January 1	$267	$280
Servicing rights capitalized	145	29
Amortization of servicing rights	(126)	(42)

Balances, December 31	$286	$267

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 6 — PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at December 31:

	2009	2008
Cost
Land	$1,884	$1,791
Buildings and land improvements	8,118	7,655
Equipment	4,948	4,877
Construction in progress	83	52
Total cost	15,033	14,375
Accumulated depreciation and amortization	(7,549)	(7,177)

Net	$7,484	$7,198

NOTE 7 — DEPOSITS

Deposits consisted of the following at December 31:

	2009	2008

Noninterest—bearing demand	$34,851	$31,374
Interest—bearing demand	93,322	72,624
Savings	25,787	22,235
Money market savings	20,912	28,959
Certificates and other time deposits of $100,000 or more	28,553	30,868
Other certificates and time deposits	47,804	54,670

Total deposits	$251,229	$240,730

At December 31, 2009, the scheduled maturities of certificates of deposit were as follows:

2010	$41,598
2011	14,054
2012	6,514
2013	8,521
2014	5,623
Thereafter	47

$76,357

Deposits held by the Company from related parties at December 31, 2009 and 2008 totaled $3.7 million and $4.2 million, respectively.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 8 — BORROWINGS

Borrowings at December 31, 2009 consisted of a Federal Home Loan Bank advance.  The Federal Home Loan Bank advance at December 31, 2009 consists of two $2,000,000 advances from the Federal Home Loan Bank of Chicago, maturing on January 28, 2010 and 2011.  The advances are secured by a blanket lien on the Company’s portfolio of one-to-four family mortgages which was approximately $23.6 million at December 31, 2009.  The interest rates for each advance is fixed at 2.97% for the 2010 maturity, and 3.21% for the 2011 maturity.

NOTE 9 — BENEFIT PLANS

The Bank has a noncontributory defined-benefit pension plan covering all employees who meet the eligibility requirements.  In 1999, all plan benefits were frozen.  The Bank’s funding policy is to make the minimum annual contribution that is required by applicable regulations, plus such amounts as the Bank may determine to be appropriate from time to time.  The Bank expects to contribute approximately $100,000 to the plan in 2010.  The Bank uses a December 31 measurement date for the plan.

The following tables set forth the Bank’s pension plan’s funded status and amounts actuarially determined for the years indicated:

	2009	2008

Change in benefit obligation
Beginning benefit obligation	$1,803	$1,837
Interest cost	101	102
Actuarial loss	45	(36)
Settlements	(177)	—
Benefits paid	(92)	(100)

Ending benefit obligation	$1,680	$1,803

Change in plan assets
Beginning fair value	$1,378	$1,766
Actual return	163	(308)
Employer contribution	84	20
Settlements	(177)	—
Benefits paid	(92)	(100)

Ending fair value	$1,356	$1,378

Funded status	$(324)	$(425)

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 9 — BENEFIT PLANS (Continued)

Assets and liabilities recognized in the balance sheets:

	Pension Benefits
	2009	2008

Other liabilities	$(324)	$(425)

Gross amounts recognized in accumulated other comprehensive income not yet recognized as components of net periodic benefit cost consist of:

	Pension Benefits
	2009	2008
Net loss	$703	$872

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	2009	2008
Accumulated benefit obligation	$1,680	$1,803
Fair value of plan assets	1,356	1,378

Other significant balances and costs are:

	2009	2008

Components of net periodic benefit cost
Interest cost	$101	$102
Return on plan assets	(84)	(125)
Amortization	65	21

Net expense	$82	$(2)

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	Pension Benefits
	2009	2008

Amounts arising during the period
Net (gain) loss	$(169)	$375
Net amortization	(50)	—

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 9 — BENEFIT PLANS (Continued)

The estimated net loss for the defined-benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $41,000.

	2009	2008

Assumptions used to determine benefit obligations
Discount rate	5.75%	5.75%
Expected return on plan assets	7.0	7.0

Assumptions used to determine benefit costs
Discount rate	5.75%	5.75%
Expected return on plan assets	7.0	7.0

The Company has estimated the long—term rate of return on plan assets based primarily on historical returns on plan assets, adjusted for changes in target portfolio allocations and recent changes in long—term interest rates based on publicly available information.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as of December 31, 2009:

Pension Benefits

2010	$105
2011	115
2012	110
2013	106
2014	107
Thereafter	571

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

Asset allocation is primarily based on a strategy to provide stable earnings while attempting to recognize potentially higher returns through limited investments in equity securities.  Plan assets are rebalanced periodically.  At December 31, 2009 and 2008, allocations by percentages were as follows:

	2009	2008

Equity mutual funds	69.2%	57.0%
Fixed income mutual funds	12.8	23.9
GNMA pool	.2	.2
Money market funds and other	8.9	12.9
Time Certificates of Deposit	8.9	6.0

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 9 — BENEFIT PLANS (Continued)

At December 31, 2009 and 2008, market values of plan assets were as follows:

	2009	2008

Equity mutual funds	$938	$712
Fixed income mutual funds	174	298
GNMA pool	3	3
Money market funds and other	121	160
Time Certificates of Deposit	120	75

The Bank has a directors’ retirement plan which provides retirement benefits primarily to former members of the Board of Directors.  The Bank also maintains a supplemental executive retirement plan that provides benefits to certain key executive officers and directors in accordance with the plan document.  The Bank accrued expenses related to these plans totaling $94,000, and $11,000 in 2009, and 2008.

The Company’s 401(k) profit-sharing plan covers eligible employees with more than one year of service, as defined, and who are at least 21 years of age.  The plan allows employee contributions.  The Company may make a matching contribution equal to a percentage of salary deferral and discretionary profit-sharing contributions.  The matching percentage is limited to 6% of compensation.  The Company’s contributions, which are made following the end of the calendar year, totaled $145,000, and $144,000 for 2009, and 2008.

NOTE  10 —  STOCK OPTION PLAN

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

The following is a summary of the status of the Company’s stock option plan and changes in that plan for 2009.  The Company had no grants outstanding prior to 2003.

	2009
Options	Shares	Weighted– Average Exercise Price	Weighted– Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding, beginning of year	50,829	$72.21
Granted	12,400	62.87
Exercised	989	70.51
Forfeited or expired	1,200	72.67

Outstanding, end of year	61,040	70.30	6.82	$136

Options exercisable at year end	31,965	69.27	5.55	$62

Weighted—average fair value of options granted during the year		$8.96

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE  10 —  STOCK OPTION PLAN (Continued)

The weighted-average grant-date fair value of options granted during the years 2009 and 2008 was $8.96, and $9.20, respectively.  The total intrinsic value of options exercised during the years ended December 31, 2009 and 2008 was $0 and $0.  Total unrecognized compensation cost relating to stock options not vested as of December 31, 2009 was $196,000.

The fair value of each option grant was estimated on the grant date using an option—pricing model with the following assumptions:

	2009	2008

Risk—free interest rates	2.53%	3.04%
Dividend yields	4.77%	3.83%
Volatility factors of expected market price of common stock	24.48%	16.51%
Weighted—average expected life of the options	8 years	8 years

Cash received from option exercise under share-based payment arrangements for the years ended December 31, 2009 and 2008 was $70,000, and $4,000, respectively.  The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled $0, and $0, respectively, for the years ended December 31, 2009, and 2008.

NOTE  11 —  EARNINGS PER SHARE

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2009
	Income	Weighted- Average Shares	Per Share Amount

Net income	$1,834	645,623
Basic earnings per share
Income available to common stockholders			$2.84

Effect of dilutive securities
Stock options	—	1,845
Diluted earnings per share
Income available to common stockholders and assumed conversions	$1,834	647,468	$2.83

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 11 —  EARNINGS PER SHARE (Continued)

	Year Ended December 31, 2008
	Income	Weighted- Average Shares	Per Share Amount
Net income	$1,853	645,275
Basic earnings per share
Income available to common stockholders			$2.87

Effect of dilutive securities
Stock options	—	1,617
Diluted earnings per share
Income available to common stockholders and assumed conversions	$1,853	646,892	$2.86

A total of 59,215 and 39,300 options for the year ended December 31, 2009 and 2008 are not included in the above calculations as they are non-dilutive.

NOTE 12 — INCOME TAXES

The balance sheets included the following amounts of deferred tax assets and liabilities at December 31:

	2009	2008
Income tax expense
Currently payable
Federal	$496	$350
State	190	124
Deferred	(207)	(39)

Total income tax expense	$479	$435

Reconciliation of federal statutory to actual tax expense
Federal statutory income tax at 34%	$787	$778
Tax—exempt income	(384)	(346)
Effect of state income taxes and other items, net	76	3

Actual tax expense	$479	$435

Effective tax rate	20.7%	19.0%

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 12 — INCOME TAXES (Continued)

The components of the deferred asset (liability) included on the balance sheets are as follows:

	2009	2008
Assets
Allowance for loan losses	$748	$447
Deferred compensation	363	348
Change in defined benefit pension plan losses	133	174
Other	176	297
Total assets	1,420	1,266

Liabilities
Unrealized (gains) losses on securities available for sale	$(265)	$(181)
FHLB stock	(117)	(117)
Depreciation	(464)	(479)
Mortgage servicing rights	(118)	(110)
Other	(230)	(176)
Total liabilities	(1,194)	(1,063)

	$226	$203

NOTE 13 — DERIVATIVES

Fair value hedges are intended to reduce the interest rate risk associated with the underlying hedged item. Fair value hedges are considered to be highly effective and any hedge ineffectiveness was deemed not material. The Company uses this fair value hedge to fix future cash flows for interest payments on some of its floating rate certificates of deposit.  In this regard, the Company has entered into an interest rate swap with the Broker Dealer Financial Services Corporation (BDFS) to fix the interest rate on a specific certificate of deposit product.  At December 31, 2009, the Company had $3.6 million of certificates of deposit, which mature in 2009 through 2014, on which it has prepaid BDFS for an interest rate swap and will receive an interest rate from BDFS based on the appreciation of the S&P 500 Index.  This interest received from BDFS will be paid to the customer.  The certificates of deposit have an embedded derivative which is a written call option. The assets and liabilities in this transaction are being netted in time deposits and the fair value adjustment recorded in other income.

In addition to the above, the Company also purchased $775,000 of certificates of deposit which are included in the certificates of deposit caption on the consolidated balance sheet.  These certificates of deposit were purchased as investments to generate a return and have a five year term from date of purchase.  The investments do not individually exceed $100,000 and are insured by the FDIC. The initial investment is not at risk but the return on the investment is based on a calculation of the appreciation in the S&P 500 Index. The fair value of this embedded derivative, which is a purchased call option, is recorded in certificates of deposit and the fair value adjustment is included in other income.  At December 31, 2009, the Company had allocated $400 to this asset and recorded a valuation loss of $5,000.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 14 — COMMITMENTS, OFF—BALANCE—SHEET RISK, AND CONTINGENCIES

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

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank.  The reserve required at December 31, 2009 was $494,000.

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

A summary of the notional or contractual amounts of financial instruments with off—balance—sheet risk at year end follows:

	2009	2008
Unused lines of credit	$21,161	$26,479
Standby letter of credit	472	185

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 15 — FAIR VALUES OF FINANCIAL INSTRUMENTS

FASB Accounting Standards Codification (ASC) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

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

Available-for-sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include exchange traded equities.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  Level 2 securities include certain collateralized mortgage and debt obligations, government agencybonds and certain municipal securities, and corporate obligations. Third party vendors compile prices from various sources and may apply such techniques as matrix pricing to determine the value of identical or similar investment securities (level 2). Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities but rather relying on the investment securities’ relationship to other benchmark quoted investment securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. The Company currently holds no Level 3 securities.

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 15 — FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Interest Rate Swap Agreements

The fair value is estimated by a third party using inputs that are observable or that can be corroborated by observable market data (such as the S&P 500 index) and, therefore, are classified within Level 2 of the valuation hierarchy.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheet measured at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2009:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring basis:
Assets:
Available-for-sale securities:
U.S. Treasuries	$5,198	$—	$5,198	$—
Federal Agencies	23,877	—	23,877	—
State and Municipals	23,831	—	23,831	—
Mortgage—backed securities and collateralized mortgage obligations	3,440	—	3,440	—
Equities	27	27	—	—
Interest rate swap agreements — customer cds	835	—	835	—
Total assets	57,208	27	57,181	—

Liabilities:
Written call options-customer cds	(835)	—	(835)	—

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 15 — FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheet measured at fair value on a recurring basis and the level within the FASB ASC fair value hierarchy in which the fair value measurements fall at December 31, 2008:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available-for-sale securities:
U.S. Treasuries	$1,084	$—	$1,084	$—
Federal Agencies	11,790	—	11,790	—
State and Municipals	39,088	—	39,088	—
Mortgage–backed securities and collateralized mortgage obligations	4,970	—	4,970	—
Equities	893	893	—	—
Purchased call options – investment cds	135	—	135	—
Interest rate swap agreements – customer cds	594	—	594	—
Total assets	58,554	893	57,661	—

Liabilities:
Written call options – customer cds	(597)	—	(597)	—

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

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 15 — FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The carrying values and estimated fair values of the Company’s financial instruments as of December 31, 2009 and 2008 were as follows:

	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$17,921	$17,921	$26,474	$26,474
Certificates of deposit and related derivative	41,011	41,781	14,854	15,071
Securities available for sale	56,373	56,373	57,825	57,825
Loans held for sale	46	46	229	229
Loans	147,105	145,690	157,751	156,826
Interest receivable	1,361	1,361	1,603	1,603

Liabilities
Deposits with no stated maturities	174,872	174,872	155,192	155,192
Time deposits	76,357	77,705	85,538	86,498
Other Borrowings	4,000	4,061	6,000	6,081
Interest payable	427	427	684	684

NOTE 16 — REGULATORY AND CAPITAL MATTERS

The Company may pay dividends without restriction under the current Federal Reserve regulations so long as it remains “adequately capitalized” after such payment.  The Bank is subject to statutory dividend restrictions which provide, in general, that the Bank may pay the current year’s earnings and the prior two years’ retained earnings without the prior approval of the Office of the Comptroller of Currency.  At December 31, 2009, the Bank’s stockholder’s equity totaled $25,653,000, of which $24,924,000 was not available for payment of dividends, without prior regulatory approval.

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

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 16 — REGULATORY AND CAPITAL MATTERS (Continued)

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

The Company’s only activity is ownership of the Bank, and, therefore, its capital, capital ratios, and minimum required levels of capital are materially the same as the Bank’s.  The actual capital levels and minimum required levels for the Company were:

	Actual		Required for Adequate Capital		To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2009
Total risk–based capital (to risk–weighted assets)	$25,133	14.3%	$14,041	8.0%	$17,552	10.0%
Tier 1 capital (to risk–weighted assets)	22,939	13.1%	7,021	4.0%	10,531	6.0%
Tier 1 capital (to average assets)	22,939	8.1%	11,387	4.0%	14,234	5.0%

December 31, 2008
Total risk–based capital (to risk–weighted assets)	$23,354	13.2%	$14,203	8.0%	$17,754	10.0%
Tier 1 capital (to risk–weighted assets)	21,742	12.3%	7,102	4.0%	10,652	6.0%
Tier 1 capital (to average assets)	21,742	8.1%	10,793	4.0%	13,491	5.0%

At December 31, 2009, the Bank was categorized as well capitalized and management is not aware of any conditions or events since the most recent notification that would change the Bank’s category.

NOTE 17 — OTHER COMPREHENSIVE INCOME (LOSS)

	2009	2008
Other comprehensive income
Unrealized holding gains (losses) arising during the year	$1,224	$79
Less: reclassification adjustment for (gains) losses realized in net income	(979)	647
Net gains ( losses) relating to benefit liability	169	(401)
Tax effect	(141)	(91)

Other comprehensive income	$273	$234

The components of accumulated other comprehensive income (loss), included in stockholders equity are as follows:

	2009	2008
Net unrealized gain (loss) on securities available for sale	777	532
Net loss relating to benefit liability	(703)	(872)
Tax effect	(25)	116

Accumulated other comprehensive income (loss)	$49	$(224)

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 18 — PARENT COMPANY FINANCIAL STATEMENTS

The following are the condensed balance sheets, statements of income and cash flows for First Ottawa Bancshares, Inc.

Condensed Balance Sheets

	2009	2008
Assets
Cash on deposit with Bank	$502	$1,333
Investment in common stock of Bank	25,654	24,423
Other assets	223	203

Total assets	$26,379	$25,959

Liabilities
Dividends payable	$401	$1,290
	401	1,290

Shareholders’ Equity	25,978	24,669

Total liabilities and shareholders’ equity	$26,379	$25,959

Condensed Statements of Income

	2009	2008
Income - dividends from Bank	$1,067	$2,250

Expenses	219	198

Income before income tax and equity in undistributed income of subsidiary	848	2,052

Income tax benefit	29	28

Income before equity in undistributed income of subsidiary	877	2,080

Equity in undistributed income (loss) of subsidiary	957	(227)

Net Income	$1,834	$1,853

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 18 — PARENT COMPANY FINANCIAL STATEMENTS (Continued)

Condensed Statements of Cash Flows

	2009	2008
Operating Activities
Net income	$1,834	$1,853
Items not requiring (providing) cash
Equity in undistributed earnings of Bank	(957)	227
Grant of incentive shares	9
Vested stock options	117	105
Other	(1)	(3)
Net cash provided by operating activities	1,002	2,182

Investing Activity - purchase of securities available for sale	(20)	—

Financing Activities
Purchase of treasury shares	—	(197)
Loan proceeds (payments), net	—	(17)
Cash dividends	(1,883)	(1,935)
Options exercised	70	3
Net cash used in financing activities	(1,813)	(2,146)

Net Change in Cash and Cash Equivalents	(831)	36

Cash and Cash Equivalents, Beginning of Year	1,333	1,297

Cash and Cash Equivalents, End of Year	$502	$1,333

FIRST OTTAWA BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Table dollar amounts in thousands, except per share data)

NOTE 19 — QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Interest Expense	Net Interest Income	Provision	Securities Gains (Losses)	Net Income	Basic	Diluted

2009
First quarter	$3,230	$944	$2,286	$270	$231	$553	$0.86	$0.86
Second quarter	3,039	855	2,184	120	4	475	0.73	0.73
Third quarter	3,153	763	2,390	120	3	491	0.76	0.76
Fourth quarter	2,950	675	2,275	820	741	315	0.49	0.49

2008
First quarter	$3,655	$1,410	$2,245	$30	$22	$468	$0.72	$0.72
Second quarter	3,570	1,228	2,342	30	—	616	0.96	0.95
Third quarter	3,445	1,128	2,317	30	—	573	0.89	0.89
Fourth quarter	3,291	1,041	2,250	80	(668)	196	0.30	0.30

Fourth quarter 2009 net income declined due to a $700,000 increase in the provision for loan losses due to increased non performing assets, compared to the prior quarter.

FIRST OTTAWA BANCSHARES, INC.

STOCKHOLDERS INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 3:00 p.m., local time on May 19, 2010 at the  Company’s corporate headquarters located at 701 LaSalle Street, Ottawa, Illinois 61350.

PRICE RANGE OF COMMON STOCK

As of February 22, 2010, there were approximately 508 shareholders of record and 645,988 outstanding shares of the Company’s common stock.

The Company’s common stock is not traded on any national or regional securities exchange and there is no established public trading market for it.  Transactions in the Company’s common stock have been infrequent.  To the knowledge of the Company’s management, during 2008, 2009 and the first two months of 2010, an aggregate of approximately 68,549 shares of the Company’s common stock was transferred in approximately 72 separate transactions. These transfers represented both transfers for consideration (i.e., sales) and transfers for no consideration (e.g., gifts, estate transfers, etc.).  The Company’s management is unable to differentiate such transfers and has limited knowledge of the sale prices for transfers involving consideration.  The last price known to the Company’s management was a sale of 200 shares on February 16, 2010 at $60.00 per share.

The following dividends per share were paid on the Company’s common stock on the dates indicated:  July 1, 2008 — $1.00; January 1, 2009 — $2.00; and July 1, 2009 - $0.92; January 1, 2010 - $0.62.

WEB SITE FOR UNITED STATES SECURITIES AND EXCHANGE COMMISSION FILINGS

All reports filed electronically by the Company with the United States Securities and Exchange Commission (the “SEC”), including the annual report on Form 10—K, quarterly reports on Form 10—Q, and current events reports on Form 8—K, as well as any amendments to those reports are accessible at no cost on our internet site at www.firstottawa.com and on the SEC’s web site at www.sec.gov.  We will also provide you with a copy free of charge by contacting Cheryl Gage, Corporate Secretary, First Ottawa Bancshares, Inc., 701 LaSalle Street, Ottawa, Illinois 61350.

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

Stockholder Return Performance Graph

The following graph shows a comparison of cumulative total returns for First Ottawa, the Nasdaq Stock Market and an index of Midwestern bank stocks which are quoted on the OTC-Bulletin Board and on Pink Sheets.  The cumulative total stockholder return computations assume the investment of $100 on December 31, 2004 and the reinvestment of all dividends.  Figures for First Ottawa’s common stock represent inter-dealer quotations, without retail markups, mark downs or commissions and do not necessarily represent actual transactions.  The graph was prepared at our request by SNL Financial L.C., Charlottesville, Virginia.

First Ottawa Bancshares, Inc.

	Period Ending
Index	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
First Ottawa Bancshares, Inc.	100.00	116.30	124.84	145.44	117.86	131.23
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31
SNL Midwest OTC-BB and Pink Banks	100.00	104.11	109.64	107.03	79.77	68.06