Form 10-K/A, Exhibit 13
period 2009-12-31
FIRST OTTAWA BANCSHARES INC
filed 2010-04-13
CIK 1099668

Exhibit 13.1

“I bought my first stock in 1942, and this roller coaster surpassed anything that I’ve seen. We didn’t do all the smartest things. We didn’t do anything really dumb.” — Warren Buffet, Wall Street Journal, December 12, 2009.

Dear Shareholders and Friends:

You may have read in the news that the “recession is over.”  That is technically true, since the economy, as measured by gross domestic product, is no longer receding.  But the point to which it has receded is a trough of very deep declines in our collateral values, and an upswing in borrowers who are no longer able to pay their bills, compounded by astronomical increases in the premiums we pay for deposit insurance.

“We are all in the same boat” is one of my regular messages to our employees in periodic meetings when we are updating everybody on what’s going on in the bank. I am usually using this to highlight specific performance in one sector, or a weakness in another. The historical separation of duties in a bank can cause a split in motivation among different groups. I also intend it to encompass all five constituencies we serve, the shareholders, communities, borrowers, depositors and employees.

That boat belongs to you, the shareholders. The analogy also fits the state of the community banking industry.  When I look at our financial reports, I see mediocrity, and this is not what we have pledged to you. When I look at our performance relative to our industry, I see that our return on equity, at around 7.18% for the year, is nearly four times our peer group average (1.82% ROE) of similarly sized Illinois banks. (Source: UBPR custom peer group report, $100-500 million, Illinois, commercial subchapter C banks, www.ffiec.gov) We must conclude that what started out as a “subprime” crisis has devolved into the worst community banking climate in living memory. Industry-wide, community banks rely heavily on real estate collateral, as our bank does, and those values have declined nationally by 20-50% with erosion of values continuing.  Our regulators have expressed concern about possible further declines in values of income-producing commercial real estate.  So our boat is navigating the same precarious waters as all of these other community banks, 30% of which, in Illinois, had actual operating losses in 2009.

So, in comparison, our performance looks really good, in the 80th percentile of banks like us in Illinois. However, our performance was not quite as pretty as it looks. As you will see from the accompanying statements, we had significant gains in investments in 2009. These gains represent real earnings, and are great to have, especially in a year in which we were required to pay more for deposit insurance, and had to reserve more for future loan losses.   But this is not recurring income, and we cannot expect to duplicate these gains regularly.

“And so we missed the first wave of this banking crisis, but we have been touched by the second wave, as have all banks of all sizes.  And a third wave is still likely to come.  This third wave, which will undoubtedly affect community banks, including our own, is continued lower interest rates which lowers our gross revenue, less debt-financed lending by fewer borrowers, unemployment and recession which endangers the ability of our borrowers to repay, and the deprecation in value of the safety net of our collateral, whether that is real estate, grain, equipment, consumer goods, or securities.” — First Ottawa Bancshares Annual Report 2008.

At year end 2009, our past due loans increased to record levels, and higher than our peer group. These loans (virtually all real estate related) involve borrowers who are unable to pay their interest when due. Many of these will process through foreclosure and migrate along our balance sheet from “other real estate” to eventual disposal, with losses and costs along the way. This is the reason why we dramatically increased our reserve for loan losses this year, from $1,612,000 at year end of 2008 to $2,334,000 at year end of 2009, net of losses posted during the year. Unfortunately, even as the growth of past due loans subsides and recedes, the duration of the economic climate and real estate value depression will likely mean more and higher loan losses and reserves going forward. My informal survey of others in community banking indicates that nobody expects 2010 to be any better that 2009, and it may be worse.

I have previously informed you of our FDIC premium expense for 2009, and that this insurance works the same as any other: when a disaster occurs, premiums increase. Because of the nature and depth of this disaster, we are facing much higher premiums on our deposit insurance for a much longer period of time, even though we remain in one of the lowest rate tiers, because of the strength of the bank.

We believe that the other aspects of risk management, including interest rate risk, transaction risk, compliance etc. are all in great shape.  Our overhead controls and funding costs are functioning well. In these areas, many efforts banks have been forced into (health insurance and pension cost cutting) we already tackled in good years.  And, at our core, our net interest margin on earning assets acts as a wonderful shock absorber.

“Yeah, Ok, well, blah blah blah, what about my dividend?” Believe me, your board is as concerned about the dividend and its perception as any of us.  And please remember that each of our directors has a significant investment in the company as well.  Our commitment is to long term value for you, one element of which is current value distribution in the form of a dividend.  That “long term” value may mean retaining earnings instead of distributing them as we did in 2009, and may do in coming years.  Our “tier one leverage” capital ratio is 8%.  The regulatory minimum is 5%. In the industry, we all knew that 5% always meant 8%, and that with 8%, we could pay out or use capital however we saw fit.  In the wake of the banking crisis, the new comfort level will be higher than 8%, and we need, for the long term health of the bank, to be prepared.  For the time being, our capital levels will be our primary focus.

“Even though we avoided any involvement in the “meltdown” by scrupulously adhering to these ethical banking principles, we will not escape the aftermath, any more than we, in our bank and in community banking, escaped paying for the S&L crisis of the 1980s.  This is not a “subprime” or even a “mortgage” problem, but rather a complete breakdown in the assumptions and financial models that underpin the valuation and mobility of debt financing in the global economy. So far, we have successfully navigated this minefield.” — First Ottawa Bancshares Annual Report 2008

Besides the distribution of current earnings in the form of a dividend, another measure of shareholder value is the retention of earnings.  Any earnings not distributed are retained, with a consequent increase in book value and reinvestment in the bank. These earnings not distributed, representing $1.30 per share in 2009, satisfy a part of our requirement to enhance shareholder value, while balancing the needs for additional capital going forward.

I threw out my crystal ball several years ago, as the Federal Reserve manipulated interest rates. So I don’t have one, now that we need it for 2010 and thereafter.  The experts can’t decide if this recession has a double dip, is v-shaped, u-shaped, or w-shaped; they also can’t decide if rates are going up, when, and how far.  With respect to interest rates, we try to remain as neutral as possible.  I can predict that as far as our non-performing assets are concerned, we will continue to take steps intended to reduce them and their effect on our earnings in a prompt, judicious, and prudent manner.

Very Truly Yours,

/s/ Joachim J. Brown

Joachim J. Brown
President & Chief Executive Officer

“We don’t know where the next crisis is going to come from.  We won’t be able to foresee it.  We’re not going to pre-empt all future bubbles.  So we want to build a much bigger cushion into the system against those basic human limitations. I don’t want a system that depends on clairvoyance or bravery.  The top three things to get done are capital, capital, and capital.” — Treasury Secretary Timothy Geitner, New York Times, March 28, 2010.

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

Analysis of Average Balances, Tax Equivalent Yields and Rates

Years Ended December 31, 2009, 2008 and 2007

(in Thousands)

	2009			2008			2007
	Average		Average	Average		Average	Average		Average
	Balance (4)	Interest	Rate	Balance (4)	Interest	Rate	Balance (4)	Interest	Rate
ASSETS

Loans (1) (3)	$148,967	$9,280	6.23%	$161,440	$10,980	6.80%	$160,565	$11,992	7.47%
Investment CDs	35,250	974	2.76	13,883	497	3.58	6,017	176	2.93
Securities (2) (5)	65,300	2,703	4.14	65,447	2,865	4.38	76,180	3,192	4.19
Federal funds sold	849	2.24		8,545	203	2.38	6,891	349	5.06
Interest—earning assets	250,366	12,959	5.18	249,315	14,545	5.83	249,653	15,709	6.29
Noninterest—earning assets (6)	34,689			26,457			23,297

Average assets	$285,055			$275,772			$272,950

LIABILITIES AND SHAREHOLDERS’ EQUITY

NOW and money market	$116,570	$400.34%		$95,138	$1,017	1.07%	$98,592	$2,223	2.25%
Savings	24,118	81.34		22,739	115.51		23,418	124.53
Time deposits	80,426	2,626	3.27	90,715	3,500	3.86	90,970	3,835	4.22
Repurchase agreements	—	—		76	1	1.32	—	—	—
Federal funds purchased	208	1.48		29	1	3.45	1,798	100	5.56
Borrowings	4,148	130	3.13	5,557	173	3.11	—	—	—
Interest–bearing liabilities	225,470	3,238	1.44	214,254	4,807	2.24	214,778	6,282	2.92
Net interest income (2)		9,721			9,738			9,427
Net yield on interest–earning assets			3.88			3.91			3.78
Interest–bearing liabilities to earning assets ratio			90.06			85.94			86.03

Noninterest–bearing liabilities	34,035			36,544			33,927

Shareholders’ equity	25,550			24,974			24,245
Average liabilities and shareholders’ equity	$285,055			$275,722			$272,950
Tax equivalent adjustment		586			584			478
Net interest income as reported in the consolidated statements of income		$9,135			$9,154			$8,949

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