Form 10-K, Exhibit 13
period 2010-12-31
FIRST OTTAWA BANCSHARES INC
filed 2011-03-30
CIK 1099668

First Ottawa Bancshares, Inc. 10-K
Exhibit 13.1

FIRST OTTAWA BANCSHARES, INC.
AND SUBSIDIARY
Ottawa, Illinois

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
Ottawa, Illinois

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009

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

	Year Ended December 31,
	2010	2009	2008	2007	2006
Statement of Income Data:
Total interest and dividend income	$11,210	$12,372	$13,961	$15,231	$15,274
Total interest expense	2,262	3,237	4,807	6,282	6,361
Net interest income	8,948	9,135	9,154	8,949	8,913
Provision for loan losses	5,740	1,330	170	180	180
Noninterest income	2,796	3,269	1,044	2,349	2,430
Noninterest expense	9,932	8,761	7,740	7,934	8,075
Income (loss) before income taxes	(3,928)	2,313	2,288	3,184	3,088
Provision (benefit) for income taxes	(1,826)	479	435	769	753

Net income (loss)	$(2,102)	$1,834	$1,853	$2,415	$2,335

Per Share Data:
Net income (loss) – basic	$(3.25)	$2.84	$2.87	$3.72	$3.59
Net income (loss) – diluted	(3.25)	2.83	2.86	3.71	3.59
Cash dividends declared	.80	1.54	3.00	3.00	3.00
Book value at end of year (1)	36.29	40.14	38.60	38.72	38.08

Selected Financial Ratios:
Return on average assets (1)	(.73)%	.64%	.67%	.87%	.82%
Return on average equity (1)	(8.19)	7.18	7.32	9.58	9.43
Dividend payout ratio	N/A	54.24	104.40	80.65	83.57
Average equity to average assets (1)	8.86	8.96	9.11	9.09	8.71
Net interest margin (tax equivalent)	3.90	3.88	3.91	3.78	3.63
Allowance for loan losses to total loans at the end of period	2.39	1.56	1.01	.96	.91
Nonperforming loans to total loans at the end of period (2)	6.28	6.29	1.92	.76	.42
Net loans charged off to average total loans	3.31	.41	.09	.03	.04

Balance Sheet Data:
Total assets	$285,795	$283,701	$275,181	$269,231	$278,053
Total earning assets	253,925	243,366	236,287	243,718	253,259
Average assets	289,496	285,055	275,772	275,777	282,729
Gross loans, including loans held for sale	141,675	149,485	159,592	165,805	160,938
Allowance for loan losses	3,363	2,334	1,612	1,588	1,463
Total deposits	258,595	251,229	240,730	240,377	250,341
Shareholders’ equity	22,967	25,978	24,669	24,606	23,509

(1)	Excludes unrealized gain (loss) on securities available for sale.
(2)
Includes loans 90 days past due and still accruing interest, loans on nonaccrual, and/or loans considered to be troubled debt restructurings that are not performing under the modified terms of the loan agreement.

1.

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

Overview

The Company’s principal business is conducted by the Bank and consists of a full range of community–based financial services, including commercial and retail banking.  The profitability of the Company’s operations depends primarily on its net interest income, provision for loan losses, other income, and other expenses.  Net interest income is the difference between the income the Company receives on its loan and securities portfolios and its cost of funds, which consists of interest paid on deposits and borrowings.  The provision for loan losses reflects the cost of credit risk in the Company’s loan portfolio.  Other income consists of service charges on deposit accounts, trust and farm management fee income, securities gains (losses), gains (losses) on sales of loans, and other income.  Other expenses include salaries and employee benefits, occupancy and equipment expenses, other real estate owned expenses, and other noninterest expenses.

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

The Company incurred a net loss of $2.1 million for the year ended December 31, 2010, compared to net income of $1.8 million for the year ended December 31, 2009.  The return on average assets was (.73)% in 2010 compared to .64% in 2009.  The return on average equity decreased to (8.19)% in 2010 from 7.18% in 2009.  This resulted primarily from a net loss of $2.1 million in 2010.

2.

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

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio.  The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial/agricultural loans and actual loss experience.  The allowance recorded for homogeneous consumer and residential mortgage loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans.  The allowance for loan losses relating to impaired loans is based on the loan’s observable market price, the collateral for certain collateral–dependent loans, or the discounted cash flows using the loan’s effective interest rate.

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

3.

Mortgage Servicing Rights. Mortgage servicing rights (“MSRs”) associated with loans originated and sold, where servicing is retained, are capitalized and included in other assets in the consolidated balance sheet.  The value of the capitalized MSRs represents the present value of the future servicing fees arising from the right to service loans in the portfolio.  Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests.  The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance.  Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans.  The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value.  For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates.  Impairment, if any, is recognized through a valuation allowance and is recorded as amortization of intangible assets.

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

Valuation Measurements.  Valuation methodologies often involve a significant degree of judgment, particularly when there are no observable active markets for the items being valued. Investment securities and derivatives are carried at fair value, as defined in FASB Accounting Standards Codification (ASC) Topic 820, which requires key judgments affecting how fair value for such assets and liabilities is determined.  In addition, the outcomes of valuations have a direct bearing on the carrying amounts of goodwill, mortgage servicing rights, other real estate owned, and pension and other postretirement benefit obligations. To determine the values of these assets and liabilities, as well as the extent to which related assets may be impaired, management makes assumptions and estimates related to discount rates, asset returns, prepayment rates and other factors. The use of different discount rates or other valuation assumptions could produce significantly different results, which could affect the Company’s results of operations.

4.

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

5.

Consolidated Financial Condition

Total assets at December 31, 2010 were $285.8 million compared to $283.7 million at December 31, 2009, an increase of $2.1 million, or 0.7%.  Despite the increase in our total assets, our net loans decreased 6.6% in 2010 to $137.4 million.  Commercial real estate loans decreased by $1.7 million, construction and land development loans decreased by $3.9 million, and residential real estate loans decreased by $5.4 million during 2010, due to efforts by management to maintain credit quality during a period of decreasing demand.  In addition to decreases in commercial real estate, construction and residential real estate loans, installment loans decreased by $337,000 due to a general decline in indirect lending volume and more stringent underwriting guidelines on consumer loans.  Commercial and agricultural loans increased by $1.1 million and $1.5 million, respectively, during 2010.  Also in 2010, investment securities decreased by $5.6 million, and certificates of deposit held for investment purposes increased by $13.8 million.  The increase in certificates of deposit held for investment purposes was funded by the decrease in loans and investment securities. Cash and cash equivalents decreased $834,000 to $17.1 million, as management attempted to deploy excess balances at the Federal Reserve Bank while remaining liquid through the end of 2010.  Deposits increased by $7.4 million, to $258.6 million at December 31, 2010, compared to $251.2  million in the prior year. Premises and equipment increased by $287,000 in 2010 due to the purchase of a building and relocation of an existing branch in Streator, Illinois.

Total shareholders’ equity was $23.0 million at December 31, 2010 and $26.0 million at December 31, 2009.  This resulted primarily from a net loss of $2.1 million in 2010.  In addition, a decrease in other comprehensive income of $526,000 in 2010, caused a further decrease in equity.

Consolidated Results of Operations

2010 Compared to 2009

Net Interest Income.  Net interest income was $8.9 million in 2010 and $9.1 million in 2009.  Interest income on earning assets decreased $1.2 million in 2010 from 2009.  This decrease was primarily attributable to decreased interest income earned on the loan portfolio of $536,000, taxable securities of $279,000, and tax exempt securities of $412,000.  Increased interest income earned on certificates of deposit held for investment of $85,000 helped to offset the decreased loan and securities income.  The decrease is attributable to decreases in average balances and also average yields available in the marketplace in 2010.  Interest expense on interest–bearing liabilities decreased $1.0 million as a result of a decrease in the average cost of funds in 2010 compared to 2009.  The net interest margin on a tax equivalent basis increased to 3.90% in 2010 from 3.88% in 2009.  The primary reason for the increase in the net interest margin was the result of a decrease in the market rates paid on deposit liabilities during 2010.

Provision for Loan Losses.  The provision for loan losses was $5.7 million in 2010 compared to $1.3 in 2009.  As of December 31, 2010, the allowance for loan losses totaled $3.4 million, or 2.39% of total loans, compared to $2.3 million, or 1.56% of total loans, at December 31, 2009.  The increase in the allowance for loan losses in 2010 was influenced by the current economy, increased delinquencies, increased non-performing loans, and the assessment of risk factors affecting our loan portfolio.

6.

The amounts of the provision and allowance for loan losses are influenced by current economic conditions, actual loss experience, industry trends and other factors, including real estate values in the Company’s market area and management’s assessment of current collection risks within the loan portfolio.  Along with other financial institutions, management shares a concern for the outlook of the economy for 2011.  Even though there are indications of emerging strength, it is uncertain if this strength is sustainable. If it is not sustainable, borrowers may continue to experience difficulty, and the level of non–performing loans, charge-offs, and delinquencies could rise and require increases in the provision.  Regulatory agencies have warned of possible higher charge-offs in the industry.  The allowance for loan losses represents management’s estimate of probable incurred losses based on information available as of the date of the financial statements.  The allowance for loan losses is based on management’s evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, and economic conditions.

Management has concluded that the allowance for loan losses was adequate at December  31, 2010 to cover probable losses on existing loans.  However, there can be no assurance that the allowance for loan losses will be adequate to cover all losses in the loan portfolio.

Noninterest Income.  The Company’s noninterest income decreased $473,000, or 14.5%, compared to 2009.  Noninterest income decreased primarily due to a $637,000 decrease to $342,000 of gains realized on the sale of investment securities in 2010, compared to 2009. Service charges on deposit accounts decreased by $135,000, or 16.0%, to $708,000 due to decreased overdraft volume in 2010 compared to 2009.  Mortgage servicing income increased $198,000 to $503,000 in 2010 compared to 2009 as a result of increased originations of residential real estate loans because of the general decrease in interest rates in 2010.  Trust and farm management fee income increased to $570,000 in 2010 from $503,000 in 2009.

Noninterest Expense.  The Company’s noninterest expense was $9.9 million in 2010 and $8.8 million for 2009.  Salaries and employee benefits, which is the largest component of noninterest expense, decreased $96,000, to $4.5 million in 2010.  In 2010, increases in expenses, including expenses related to other real estate owned of $1.1 million, occupancy and equipment expense of $72,000, data processing expense of $71,000, other expense of $112,000, and professional fees of $24,000 were partially offset by a decrease in insurance expense of $123,000, and the decrease in salaries and employee benefit expenses.  Other expense increased primarily due to a $129,000 impairment loss in 2010 on an other asset held by the Company. Increased losses on the sale of other real estate owned resulted from an increase in the number of properties being sold and also decreased market values associated with the properties remaining in inventory. Occupancy and equipment expense increased due to the relocation of a branch to a new facility and the related impairment charge to the vacant facility.

7.

Income Taxes.  Income tax expense decreased by $2.3 million in 2010 compared to 2009.  The Company’s tax rate varied from statutory rates principally due to interest income from tax–exempt securities and loans.  The Company’s effective tax rate was (46.5)% and 20.71% for 2010 and 2009, respectively.

The components of the changes in net interest income are shown below.  Changes in net interest income are allocated between amounts attributed to changes in rate and changes in volume for the various categories of interest–earning assets and interest–bearing liabilities.

Analysis of Changes in Interest Income and Expense
($000s)

	2010 - 2009			2009 – 2008
	Increase (Decrease)			Increase (Decrease)
		Change	Change		Change	Change
	Total	Due to	Due to	Total	Due to	Due to
INTEREST INCOME	Change	Volume	Rate	Change	Volume	Rate

Loans	$(532)	$(399)	$(133)	$(1,700)	$(777)	$(923)
Interest bearing deposits	153	253	(100)	477	590	(113)
Securities	(946)	(447)	(499)	(162)	(6)	(156)
Federal funds sold	(2)	—	(2)	(201)	(18)	(183)
Total interest income	(1,327)	(593)	(734)	(1,586)	(211)	(1,375)

INTEREST EXPENSE

NOW and money market	(161)	14	(175)	(617)	74	(691)
Savings	(30)	4	(34)	(34)	5	(39)
Time deposits	(723)	(123)	(600)	(874)	(336)	(538)
Repurchase agreements	—	—	—	(1)	—	(1)
Borrowings	(60)	(65)	5	(43)	(44)	1
Federal funds purchased	(1)	—	(1)	—	1	(1)
Total interest expense	(975)	(170)	(805)	(1,569)	(300)	(1,269)

Net interest earnings	(352)	(423)	71	(17)	89	(106)
Tax equivalent adjustment	165	—	165	(2)	—	(2)

Net interest earnings after tax equivalent adjustment	$(187)	$(423)	$236	$(19)	$89	$(108)

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

8.

Analysis of Average Balances, Tax Equivalent Yields and Rates
Years Ended December 31, 2010, 2009 and 2008
(in Thousands)

	2010			2009			2008
	Average		Average	Average		Average	Average		Average
ASSETS	Balance (4)	Interest	Rate	Balance (4)	Interest	Rate	Balance (4)	Interest	Rate

Loans (1) (3)	$142,474	$8,748	6.14%	$148,967	$9,280	6.23%	$161,440	$10,980	6.80%
Interest bearing deposits	45,442	1,127	2.48	35,250	974	2.76	13,883	497	3.58
Securities (2) (5)	52,054	1,757	3.47	65,300	2,703	4.14	65,447	2,865	4.38
Federal funds sold	—	—	—	849	2	.24	8,545	203	2.38
Interest–earning assets	239,970	11,632	4.88	250,366	12,959	5.18	249,315	14,545	5.83
Noninterest–earning assets (6)	49,526			34,689			26,457

Average assets	$289,496			$285,055			$275,772

LIABILITIES AND SHAREHOLDERS’ EQUITY

NOW and money market	$123,801	$239	.19%	$116,570	$400	.34%	$95,138	$1,017	1.07%
Savings	26,450	50	.19	24,118	80	.34	22,739	115	.51
Time deposits	75,558	1,903	2.52	80,426	2,626	3.27	90,715	3,500	3.86
Repurchase agreements	—	—		—	—		76	1	1.32
Federal funds purchased	—	—		208	1	.48	29	1	3.45
Borrowings	2,148	70	3.26	4,148	130	3.13	5,557	173	3.11
Interest–bearing liabilities	227,957	2,262	.99	225,470	3,237	1.44	214,254	4,807	2.24

Net interest income (2)		9,370			9,722			9,738
Net yield on interest–earning assets			3.90			3.88			3.91
Interest–bearing liabilities to earning assets ratio			94.99			90.06			85.94

Noninterest–bearing liabilities	35,889			34,035			36,544

Shareholders’ equity	25,650			25,550			24,974
Average liabilities and shareholders’ equity	$289,496			$285,055			$275,772
Tax equivalent adjustment		422			587			584
Net interest income as reported in the consolidated statements of income		$8,948			$9,135			$9,154

(1)	Interest income on loans includes loan origination and other fees of $349 for 2010, $292 for 2009, and $301 for 2008.
(2)	Loan and securities income is reflected on a fully tax–equivalent basis utilizing a 34% rate for municipal securities and tax–exempt loans.
(3)	Non–accrual loans are included in average loans.
(4)	Average balances are derived from the average daily balances.
(5)	Rate information is calculated based upon average amortized cost.
(6)  Average balance information includes an average valuation allowance for securities of $(171), $(208), and $(523), respectively.

9.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company uses overall risk sensitivity to monitor and manage exposure to sudden changes in interest rates.  The Company’s overall interest rate sensitivity is demonstrated by a net interest income analysis.  Net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates.  This analysis assesses the risk of change in net income in the event of sudden and sustained 1.0% increases and decreases in market interest rates.  The tables below present the Company’s projected changes in net income for the various rate shock levels for the periods ended December 31, 2010 and 2009.

	2010 Net Income
			Percentage
	Amount	Change	Change
	(Dollars in Thousands)

+100 bp	$1,460	$(69)	(4.5)%
Base	1,529
–100 bp	1,200	(329)	(21.5)%

	2009 Net Income
			Percentage
	Amount	Change	Change
	(Dollars in Thousands)

+100 bp	$1,746	$26	1.6%
Base	1,720
–100 bp	1,338	(382)	(22.2)%

As shown above, at December 31, 2010, the effect of an immediate 100 basis point increase in interest rates would decrease the Company’s net income by 4.5%, or approximately $69,000.  The effect of an immediate 100 basis point decrease in rates would decrease the Company’s net interest income by 21.5%, or approximately $329,000.  The Company’s Board of Directors has set a risk tolerance limit of 10% of estimated net interest income for the succeeding 12 months based on an immediate 200 basis point change in market prices.  Federal funds overnight rates were under .25% as of December 31, 2010, therefore market interest rates decreasing an additional 100 basis points may not be achievable in today’s rate environment.

Interest rate sensitivity reflected exposure in a decreasing rate environment at the end of 2010 and 2009.  Overall net interest income sensitivity increased slightly in 2010 compared to 2009.

10.

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

The Company’s cash flows are comprised of three primary classifications:  cash flows from operating activities, investing activities, and financing activities.  Cash flows provided by operating activities were $2.6 million, and $1.7  million, for the years ended December 31, 2010, and 2009.  Net cash of $8.1 million used in investing activities during 2010 consisted primarily of principal collections on loans offset by disbursements for loan originations, and proceeds from maturation and sales of securities offset by the purchase of securities and interest-bearing time deposits.  Net cash of $4.6 million from financing activities during 2010 consisted primarily of changes in net deposits and short–term borrowings partially offset by dividends paid and the purchase of Company stock.

The Company’s most liquid assets are cash and due from banks.  The levels of these assets are dependent on the Company’s operating, financing, lending, and investing activities during any given year.  At December 31, 2010 and 2009, cash and short–term investments totaled $17.1 million and $17.9 million, respectively.  The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans.  The Company may also utilize the sale of securities available for sale, federal funds lines of credit from correspondent banks, and borrowings from the Federal Home Loan Bank of Chicago.

11.

The following table discloses contractual obligations and commercial commitments of the Company as of December 31, 2010:

		Less Than			After
	Total	1 Year	1 – 3 Years	3 – 5 Years	5 Years

Lines of credit(1)	$19,870	$11,800	$2,760	$1,814	$3,496
Data processing contract payable	631	223	408	—	—
FHLB Advances	2,000	2,000	—	—	—
Standby letters of credit(1)	165	153	12	—	—

	$22,666	$14,176	$3,180	$1,814	$3,496

(1)  Represents amounts committed to customers.

During 2010 and 2009, the Company did not repurchase any stock.

Capital provides the foundation for future growth.  Regulatory agencies have developed minimum guidelines by which the adequacy of a financial institution’s capital may be evaluated.  At December 31, 2010 and 2009, all of the Bank’s ratios exceeded the levels required under regulatory guidelines as shown in Note 17 of the Consolidated Financial Statements.

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

12.

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

The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain.  There are many factors that may impact any public company, which could have a material adverse effect on the operations and future prospects of the Company and its subsidiaries.  These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

13.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholders
First Ottawa Bancshares, Inc.
Ottawa, Illinois

We have audited the accompanying consolidated balance sheet of First Ottawa Bancshares, Inc. and subsidiary as of December 31, 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Ottawa Bancshares, Inc. and subsidiary as of December 31, 2010, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Peoria, Illinois
March 29, 2011

14.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
First Ottawa Bancshares, Inc.
Ottawa, Illinois

We have audited the accompanying consolidated balance sheet of First Ottawa Bancshares, Inc. as of December 31, 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended.  The Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Ottawa Bancshares, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Indianapolis, Indiana
March 29, 2010

15.

FIRST OTTAWA BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009
(In thousands, except share and per share data)

	2010	2009
Assets

Cash and due from banks	$2,044	$1,977
Interest-bearing deposits in financial institutions	15,043	15,944
Cash and cash equivalents	17,087	17,921

Interest-bearing time deposits with financial institutions	54,837	41,011
Securities available for sale	50,749	56,373
Loans held for sale	895	46
Loans, net of allowance for loan losses of $3,363 and $2,334, respectively	137,417	147,105
Premises and equipment, net	7,771	7,484
Goodwill	2,446	2,446
Core deposit intangible, net	361	507
Other real estate owned	3,005	1,898
Cash surrender value of life insurance	3,679	3,508
Accrued interest receivable and other assets	7,548	5,402

Total assets	$285,795	$283,701

Liabilities and Shareholders’ Equity

Liabilities
Deposits	$258,595	$251,229
Borrowings	2,000	4,000
Other liabilities	2,233	2,494
Total liabilities	262,828	257,723
Commitments and Contingencies

Shareholders’ Equity

Preferred stock, $1 par value Authorized and unissued - 20,000 shares	—	—
Common stock, $1 par value, 1,000,000 shares authorized and 753,734 issued	754	754
Additional paid–in capital	4,736	4,603
Retained earnings	24,253	26,871
Treasury stock, at cost – 107,746 shares	(6,299)	(6,299)
Accumulated other comprehensive income (loss)	(477)	49
Total shareholders’ equity	22,967	25,978

Total liabilities and shareholders’ equity	$285,795	$283,701

The accompanying notes are an integral part of the consolidated financial statements.

16.

FIRST OTTAWA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2010 and 2009
(In thousands, except share and per share data)

	2010	2009
Interest and Dividend Income
Loans, including fees	$8,689	$9,225
Securities available for sale:
Taxable	708	987
Exempt from federal tax	686	1,098
Federal funds sold	—	2
Interest–bearing deposits with financial institutions	1,059	974
Other	68	86
Total interest and dividend income	11,210	12,372

Interest Expense
Deposits	2,192	3,106
Federal funds purchased	—	1
Borrowings	70	130
Total interest expense	2,262	3,237

Net Interest Income	8,948	9,135
Provision for loan losses	5,740	1,330
Net Interest Income After Provision for Loan Losses	3,208	7,805

Noninterest Income
Service fees	708	843
Trust and farm management fees	570	503
Net realized gains on sales of available for sale securities	342	979
Mortgage servicing income, net	503	305
Other	673	639
Total noninterest income	2,796	3,269

Noninterest Expense
Salaries and employee benefits	4,505	4,601
Occupancy and equipment	1,306	1,234
Data processing fees	556	485
Insurance	585	708
Professional fees	494	470
Amortization of core deposit intangible	146	146
Other real estate owned, net	1,305	194
Other	1,035	923
Total noninterest expense	9,932	8,761

Income (Loss) Before Income Tax	(3,928)	2,313
Income tax expense (benefit)	(1,826)	479

Net Income (Loss)	$(2,102)	$1,834

Earnings (Loss) Per Share – Basic	$(3.25)	$2.84

Earnings (Loss) Per Share – Diluted	$(3.25)	$2.83

Average Shares Outstanding	645,988	645,623

The accompanying notes are an integral part of the consolidated financial statements.

17.

FIRST OTTAWA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years Ended December 31, 2010 and 2009
(In thousands, except share and per share data)

	Common Stock	Additional Paid–in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balances, January 1, 2009	$753	$4,408	$26,031	$(6,299)	$(224)	$24,669
Comprehensive income
Net income			1,834			1,834
Other comprehensive income, net of tax
Unrealized gains on securities					162	162
Net gain relating to benefit liability					111	111
Comprehensive income						2,107
Cash dividends ($1.54 per share)			(994)			(994)
Stock options vested		117				117
Shares granted	—	9				9
Stock options exercised	1	69				70

Balances, December 31, 2009	754	4,603	26,871	(6,299)	49	25,978
Comprehensive loss
Net loss			(2,102)			(2,102)
Other comprehensive loss, net of tax
Unrealized losses on securities					(601)	(601)
Net gain relating to benefit liability					75	75
Comprehensive loss						(2,628)
Cash dividends ($.80 per share)			(516)			(516)
Stock options vested		133				133

Balances, December 31, 2010	$754	$4,736	$24,253	$(6,299)	$(477)	$22,967

The accompanying notes are an integral part of the consolidated financial statements.

18.

FIRST OTTAWA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010 and 2009
(In thousands, except per share data)

	2010	2009
Operating Activities
Net income (loss)	$(2,102)	$1,834
Items not requiring (providing) cash
Provision for loan losses	5,740	1,330
Premium amortization on securities, net	401	399
Derivative valuation adjustment	3	95
Depreciation and amortization	636	537
Loans originated for sale	(28,793)	(20,254)
Proceeds from sale of loans	28,638	20,868
Gains on sales of securities, net	(342)	(979)
Gains on sales of loans held for sale	(694)	(431)
Writedowns and loss on sales of other real estate owned	961	34
Stock options vested	133	117
Grant of incentive stock options	—	9
Change in
Interest receivable and other assets	(2,054)	(1,626)
Interest payable and other liabilities	86	(231)
Net cash provided by operating activities	2,613	1,702

Investing Activities
Purchases of securities available for sale	(43,788)	(46,587)
Proceeds from maturities, calls, and paydowns of securities available for sale	33,325	21,595
Proceeds from sales of securities available for sale	15,117	27,269
Purchases of interest-bearing time deposits	(34,535)	(49,121)
Proceeds from maturities of interest-bearing time deposits	20,706	22,869
Net change in loans	537	6,556
Proceeds from sales of other real estate owned	1,343	1,138
Net purchases of premises and equipment	(769)	(660)
Net cash used in investing activities	(8,064)	(16,941)

Financing Activities
Net change in deposits	7,366	10,499
Repayment of borrowings	(2,000)	(2,000)
Stock options exercised	—	70
Dividends paid	(749)	(1,883)
Net cash provided by financing activities	4,617	6,686

Net Change in Cash and Cash Equivalents	(834)	(8,553)

Cash and Cash Equivalents, Beginning of Year	17,921	26,474

Cash and Cash Equivalents, End of Year	$17,087	$17,921

Additional Cash Flows Information
Interest paid	$2,357	$3,494
Income tax paid, net of refunds	305	715
Transfers from loans to other real estate owned	3,610	2,760

The accompanying notes are an integral part of the consolidated financial statements.

19.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:  First Ottawa Bancshares, Inc. is a bank holding company whose principal activity is the ownership and management of its wholly–owned subsidiary, The First National Bank of Ottawa (the “Bank”).  The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in LaSalle, Grundy, and surrounding counties in Illinois.  The Bank is subject to competition from other financial institutions.  The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.  The consolidated financial statements include First Ottawa Bancshares, Inc. and the Bank, and the Bank’s wholly owned subsidiary, First Ottawa Financial Corporation, together referred to as the Company.  Intercompany transactions and balances are eliminated in consolidation.

Use of Estimates:  To prepare financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), management makes estimates and assumptions based on available information.  These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ.  The allowance for loan losses, the classification and valuation of securities, valuation of mortgage servicing rights, valuation of other real estate owned, valuation of goodwill, fair values of financial instruments, derivatives, certain key assumptions related to the defined benefit plan, and status of contingencies are particularly subject to change.

Cash and Cash Equivalents: Under the Dodd-Frank Act, through December 31, 2013, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount of the account. The Company has deposits of $130,000 and $14.9 million at the Federal Home Loan Bank and the Federal Reserve Bank, respectively, that are not fully insured by the FDIC.  For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold, all of which have original maturities of ninety days or less.

Interest-Bearing Time Deposits With Financial Institutions:  Interest-bearing deposits with financial institutions are certificates of deposit carried at cost.  See Note 2 for additional information.

Securities Available for Sale:  The “available for sale” classification includes debt and equity securities that are carried at fair value.  The Company revalues investment securities designated as available for sale at each reporting date.  Unrealized gains and losses on securities available for sale, net of related taxes, are included as a component of accumulated other comprehensive income.  The designation of a security as available for sale is made at the time of acquisition.  Purchases of premiums and discounts are recognized in interest income from securities using the interest method over the terms of the securities.

Declines in the fair value of securities available for sale below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.  Current GAAP guidance specifies that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless it is a credit loss.  Therefore, declines in fair value on securities that management has no intent to sell and, it is more likely than not, management will not have to sell the security prior to recovery, the noncredit loss is recognized in accumulated other comprehensive income.

Gains or losses are recorded on the trade date and are determined using the specific identification method.  All previous fair value adjustments included in accumulated other comprehensive income are reversed upon sale.

Restricted Stock:   The Bank, as a member of the Federal Home Loan Bank of Chicago (FHLB), is required to maintain an investment in the capital stock of the Federal Home Loan Bank.  The Bank also maintains an investment in the capital stock of the Federal Reserve Bank of Chicago (FRB).  For financial reporting purposes, such stock is carried at cost, which approximates fair value, based on the redemption provisions of each institution and reported as part of other assets on the consolidated balance sheet.

20.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company owns $1,004,000 of FHLB stock and $142,000 of FRB stock as of December 31, 2010 and 2009.  The Federal Home Loan Bank of Chicago is operating under an amended Cease and Desist Order from its regulator, the Federal Housing Finance Board.  The order places limits on capital stock repurchases and redemptions.  With regard to dividends, the FHLB will continue to assess its dividend capacity each quarter and make appropriate requests for approval.  The FHLB did not pay any dividends during 2010 or 2009, and the stock was considered a nonperforming asset as of December 31, 2010 and 2009.  On February 1, 2011, the FHLB declared a cash dividend paid February 14, 2011, based on preliminary financial results for the fourth quarter of 2010.  Management performed an analysis and deemed the investment in FHLB stock was not impaired.

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

The allowance consists of specific, general, and unallocated components.  The specific component relates to loans that are classified as either doubtful, substandard, or special mention.  For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan are lower than the carrying value of that loan.  The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors.  An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.  The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

21.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the original contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan by loan basis for commercial/agricultural and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

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

Impairment of Long-Lived Assets:  The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of carrying amount or fair value less estimated costs to sell.

Other Real Estate Owned: Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell at the date of foreclosure, establishing a new cost basis.  Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell.  This evaluation is inherently subjective and requires estimates that are susceptible to significant revisions as more information becomes available.  Due to potential changes in conditions, it is at least reasonably possible that changes in fair values will occur in the near term and that such changes could materially affect the amounts reported in the Company’s financial statements.  Revenue and expenses from operations are included in net expenses from foreclosed assets.

Mortgage Servicing Rights:  Servicing rights are recognized as assets for the allocated value of servicing rights retained on loans sold and are classified with interest receivable and other assets in the consolidated balance sheets.  Servicing rights are expensed in proportion to and over the period of estimated net servicing revenues.  Impairment is evaluated based on the fair value of the rights using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics.  Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market–based assumptions.  Any impairment of a grouping is reported as a valuation allowance.  There was no such valuation allowance recorded at December 31, 2010 and 2009.

Intangible Assets:  Core deposit intangibles are being amortized on an accelerated basis over 11 years and are periodically evaluated as to the recoverability of their carrying value.  The remaining core deposit intangible will be fully amortized in the year 2014.

Goodwill:   Goodwill represents the excess of the original cost over fair value of assets acquired and liabilities assumed and related acquisition costs.  Goodwill is reviewed for impairment annually with any loss recognized through the income statement.

22.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
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

Income Taxes:  Deferred income taxes are provided on temporary differences between financial statement and income tax reporting.  Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases.

Deferred tax assets are recognized for temporary differences that will be deductible in future years’ tax returns and for operating loss and tax credit carryforwards.  Deferred tax assets are recognized only if it is more likely than not that a tax position will be realized or sustained upon examination by the relevant taxing authority.  A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.

Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.  Deferred tax liabilities are recognized for temporary differences that will be taxable in future years.

The Company or one of its subsidiaries files income tax returns in the U.S. federal and Illinois jurisdictions.  With few exceptions, the Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2007.

Earnings (Loss) Per Share:  Basic earnings (loss) per share is calculated based on the weighted-average common shares outstanding during the year.  Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to net income that would result from the assumed issuance.  Potential common shares that may be issued by the Company relate to outstanding stock options.

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

Comprehensive Income (Loss):  Comprehensive income (loss) includes both net income (loss) and other comprehensive income (loss).  Other comprehensive income (loss) includes the changes in unrealized gains and losses on securities available for sale, and minimum pension liability, net of deferred income taxes.

Trust Department Assets:  Property held for customers in fiduciary or agency capacities is not included in the accompanying consolidated balance sheets, as such items are not assets of the Bank.

23.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of Financial Assets:  Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Accounting for Certain Loans or Debt Securities Acquired in a Transfer:  GAAP requires acquired loans to be initially recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for acquired impaired loans.  Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of these requirements.  GAAP limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan.  The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield.  Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life.  Decreases in expected cash flows are recognized as impairments.

Reclassifications:  Some items in the prior years’ financial statements were reclassified to conform to the current presentation.

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) 2010-06, Fair Value Measurements and Disclosures (Topic 820); Improving Disclosures about Fair Value Measurements. ASU 2010-06 requires new disclosures on transfers into and out of Level 1 and 2 measurements of the fair value hierarchy and requires separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures relating to the level of disaggregation and inputs and valuation techniques used to measure fair value. It was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchase, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The adoption of this pronouncement did not have a material impact on the Company’s consolidated financial statements.

FASB ASC Topic 860, Transfers and Servicing, was updated by ASU 2009-16 which was Accounting for Transfers of Financial Assets (“SFAS 166”), and ASU 2009-17 which was SFAS No. 167, Amendments to FASB ASC 810-10 (“SFAS 167”).  SFAS 166 and SFAS 167 changed the way entities account for securitizations and special-purpose entities, and will have a material effect on how banking organizations account for off-balance sheet vehicles.  The new standards amend Statement of FASB ASC 860-10, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and FASB ASC 810-10, Consolidation of Variable Interest Entities.  Both SFAS 166 and SFAS 167 were effective January 1, 2010 for companies reporting earnings on a calendar-year basis.

On January 21, 2010, the Board of Governors of the Federal Reserve System issued final risk based capital rules related to the adoption of these accounting standards by financial institutions.  SFAS 166 and SFAS 167 make substantive changes to how banking organizations account for many items, including securitized assets, that had been previously excluded from their balance sheets.  Banking organizations affected by SFAS 166 and SFAS 167 generally will be subject to higher risk-based regulatory capital requirements intended to better align risk-based capital requirements with the actual risks of certain exposures.  The adoption of these standards did not have a material impact on the Company’s consolidated financial statements.

24.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging; Scope Exception Related to Embedded Credit Derivatives. ASU 2010-11 provides clarification and additional examples to resolve potential ambiguity about the breadth of the embedded credit derivates scope exception in the original guidance. This amendment is effective at the beginning of the first fiscal quarter beginning after June 15, 2010. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which requires significant new disclosures about the allowance for credit losses (also known as the “allowance for loan and lease losses”) and the credit quality of financing receivables. The requirements are intended to enhance transparency regarding credit losses and the credit quality of loan and lease receivables. Under this statement, allowance for credit losses and fair value are to be disclosed by portfolio segment, while credit quality information, impaired financing receivables and nonaccrual status are to be presented by class of financing receivable.  The disclosures are to be presented at the level of disaggregation that management uses when assessing and monitoring the portfolio’s risk and performance.  This ASU is effective for interim and annual reporting periods ending on or after December 15, 2010 for publicly-held companies.  Disclosures that relate to activity during a reporting period will be required for reporting periods beginning January 1, 2011.  The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

Recent Regulatory Developments

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), which is perhaps the most significant financial reform since the Great Depression.  Among other things, the law:

●	Creates a Financial Services Oversight Council to identify emerging systemic risks and improve interagency cooperation;
●
Creates a Consumer Financial Protection Agency authorized to promulgate and enforce consumer protection regulations relating to financial products, which would affect both banks and non-bank finance companies;

●
Establishes strengthened capital standards for banks and bank holding companies, and disallows trust preferred securities from being included in the Tier 1 capital determination for certain financial institutions;

●	Enhances regulation of financial markets, including derivatives and securitization markets;
●	Contains a series of provisions covering mortgage loan origination standards affecting, among other things, originator compensation, minimum repayment standards and prepayments;
●	Grants the Board of Governors of the Federal Reserve System the power to regulate debit card interchange fees;
●	Prohibits certain trading activities by banks;
●	Permanently increases the maximum standard FDIC deposit insurance amount to $250,000; and
●	Creates an Office of National Insurance with the U.S. Department of Treasury.

While the provisions of the Act receiving the most public attention have generally been those more likely to affect larger institutions, the Act also contains many provisions which will affect smaller institutions such as the Company in substantial and unpredictable ways. Consequently, compliance with the Act’s provisions may curtail the Company’s revenue opportunities, increase its operating costs, require it to hold higher levels of regulatory capital and/or liquidity or otherwise adversely affect the Company’s business or financial results in the future. The Company’s management is actively reviewing the provisions of the Act and assessing its probable impact on the Company’s business, financial condition, and result of operations.  However, because many aspects of the Act are subject to future rulemaking, it is difficult to precisely anticipate its overall financial impact on the Company and the Bank at this time.

25.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 2 - INTEREST-BEARING TIME DEPOSITS WITH FINANCIAL INSTITUTIONS

At December 31, 2010, the scheduled maturities of certificates of deposit held for investment are as follows:

2011	$20,223
2012	16,146
2013	10,005
2014	4,030
2015	4,433

Total	$54,837

As of December 31, 2010, certificates of deposit of $26,327,000 were pledged to secure trust and public deposits, and for other purposes as required or committed by law.  There were no certificates of deposit pledged as of December 31, 2009.

NOTE 3 – SECURITIES AVAILABLE FOR SALE

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010

U. S. Treasury	$3,564	$14	$—	$3,578
Federal agencies	25,693	174	(322)	25,545
State and municipal	18,087	275	(394)	17,968
Mortgage–backed securities and collateralized mortgage obligations	1,717	96	—	1,813
Corporate obligations	1,807	24	—	1,831
Marketable equity securities	15	2	(3)	14

Total securities	$50,883	$585	$(719)	$50,749

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2009

U. S. Treasury	$5,182	$16	$—	$5,198
Federal agencies	23,732	183	(38)	23,877
State and municipal	23,332	526	(27)	23,831
Mortgage–backed securities and collateralized mortgage obligations	3,325	115	—	3,440
Marketable equity securities	25	4	(2)	27

Total securities	$55,596	$844	$(67)	$56,373

26.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 3 – SECURITIES AVAILABLE FOR SALE (Continued)

As of December 31, 2010 and 2009, the Company had approximately $16,070,000 and $10,884,000, respectively, invested in bonds issued by municipalities located within LaSalle County, Illinois.

Securities with an approximate carrying value of $42,557,000 and $47,793,000 were pledged at December 31, 2010 and 2009, respectively, to secure trust and public deposits, and for other purposes as required or permitted by law.

The fair value of contractual maturities of securities available for sale at December 31, 2010 were as follows.  Securities not due at a single maturity date, primarily mortgage–backed and equity securities, are shown separately.

	Amortized Cost	Fair Value

Within one year	$7,730	$7,765
One to five years	35,045	35,056
Five to ten years	4,991	4,911
After ten years	1,385	1,190
	49,151	48,922
Mortgage–backed securities and collateralized mortgage obligations	1,717	1,813
Marketable equity securities	15	14

Totals	$50,883	$50,749

Information regarding sales of securities available for sale is as follows:

	2010	2009

Proceeds	$15,117	$27,269
Gross gains	342	980
Gross losses	—	1
Tax expense	116	333

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost.  Total fair value of these investments at December 31, 2010 and 2009 was $20.5 million and $14.7 million, respectively, which was approximately 40.4% and 26.1% of the Company’s available for sale investment portfolio at those dates.

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

27.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 3 – SECURITIES AVAILABLE FOR SALE (Continued)

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

December 31, 2010
Federal agencies	$14,189	$(322)	$—	$—	$14,189	$(322)
State and municipal	6,018	(389)	299	(5)	6,317	(394)
Marketable equity securities	2	(3)	—	—	2	(3)

Total temporarily impaired securities	$20,209	$(714)	$299	$(5)	$20,508	$(719)

December 31, 2009
Federal agencies	$9,814	$(38)	$—	$—	$9,814	$(38)
State and municipal	4,867	(26)	52	(1)	4,919	(27)
Marketable equity securities	8	(2)	—	—	8	(2)

Total temporarily impaired securities	$14,689	$(66)	$52	$(1)	$14,741	$(67)

NOTE 4 – LOANS AND THE ALLOWANCE FOR LOAN LOSSES

Major classifications of loans as of December 31 are summarized as follows:

	2010	2009
Commercial:
Real estate	$41,970	$43,636
Non-real estate	28,336	27,258
Construction and land development	10,388	14,242
Agricultural	26,982	25,444
Residential	30,669	36,087
Consumer	2,435	2,772

Total	$140,780	$149,439

At December 31, 2010 and 2009, respectively, the Company held $42.0 million and $43.6 million in commercial real estate and $10.4 million and $14.2 million in loans collateralized by construction and development real estate, predominantly in the northern Illinois geographic area.  Due to national, state and local economic conditions, values for commercial and development real estate have declined, and the market for these properties is depressed.

28.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following table presents the recorded investment in loans and the related allowance for loan losses by portfolio segment and based on impairment method as of December 31, 2010.  Information as of December 31, 2009 is presented in total only.

	2010								2009
	Commercial Real Estate	Commercial Non-Real Estate	Construction and Land Development	Agricultural	Residential	Consumer	Unallocated	Total	Total

Total loans:
Individually evaluated for impairment	$4,483	$5,949	$7,922	$534	$1,486	$3		$20,377
Collectively evaluated for impairment	37,487	22,387	2,466	26,448	29,183	2,432		120,403

Balances, December 31	$41,970	$28,336	$10,388	$26,982	$30,669	$2,435		$140,780	$149,439

Allowance for loan losses:
Balances, January 1	$906	$553	$380	$83	$310	$32	$70	$2,334	$1,612
Provision for losses	2,270	177	2,877	13	456	(14)	(39)	5,740	1,330
Recoveries on loans	89	24	—	—	38	19	—	170	76
Loans charged off	(1,750)	(177)	(2,624)	(17)	(307)	(6)	—	(4,881)	(684)
Balances, December 31	$1,515	$577	$633	$79	$497	$31	$31	$3,363	$2,334

Individually evaluated for impairment	$48	$4	$377	$—	$97	$—	$—	$526
Collectively evaluated for impairment	$1,467	$573	$256	$79	$400	$31	$31	$2,837

29.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2010.  Information as of December 31, 2009, is presented in total only.

	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized

	December 31, 2010
With an allowance recorded:
Commercial:
Real estate	$114	$114	$48	$53	$—
Non-real estate	1,905	1,905	4	404	2
Construction and land development	—	—	377	379	—
Agricultural	—	—	—	—	—
Residential	286	286	97	64	2
Consumer	—	—	—	—	—
Total	$2,305	$2,305	$526	$900	$4

With no related allowance:
Commercial:
Real estate	$3,631	$2,033	$—	$1,278	$6
Non-real estate	206	206	—	129	—
Construction and land development	6,032	4,003	—	3,321	—
Agricultural	579	359	—	72	—
Residential	—	—	—	65	—
Consumer	—	—	—	—	—
Total	$10,448	$6,601	$—	$4,865	$6

Total:
Commercial:
Real estate	$3,745	$2,147	$48	$1,331	$6
Non-real estate	2,111	2,111	4	533	2
Construction and land development	6,032	4,003	377	3,700	—
Agricultural	579	359	—	72	—
Residential	286	286	97	129	2
Consumer	—	—	—	—	—
Total	$12,753	$8,906	$526	$5,765	$10

	December 31, 2009

With an allowance recorded	$93
With no related allowance	8,821
Total impaired loans	$8,914		$39	$5,552	$322

30.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following table presents the recorded investment in loans by class based on current payment and accrual status as of December 31, 2010:

	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans Past Due Greater than 90 Days, Still Accruing	Loans on Nonaccrual

	December 31, 2010

Commercial:
Real estate	$872	$—	$1,717	$2,589	$39,381	$41,970	$143	$1,854
Non-real estate	248	—	2,058	2,306	26,030	28,336	—	2,107
Construction and land development	—	—	4,363	4,363	6,025	10,388	—	4,363
Agricultural	—	—	204	204	26,778	26,982	204	—
Residential	580	313	169	1,062	29,607	30,669	169	—
Consumer	5	—	—	5	2,430	2,435	—	—

Total	$1,705	$313	$8,511	$10,529	$130,251	$140,780	$516	$8,324

Total loans past due greater than 90 days and still accruing as of December 31, 2009, were $2,583,000.  Total nonaccrual loans as of December 31, 2009, were $6,809,000.

31.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The Company categorizes loans into performing or nonperforming categories based on relevant information about the ability of the borrowers to service their debt.  Such ability is determined based on the borrower’s current payment status.  Performing loans are less than 90 days past due on payments owed to the Company.  Nonperforming loans are loans greater than or equal to 90 days past due and still accruing interest, loans on nonaccrual, and/or loans considered to be troubled debt restructurings that are not performing under the modified terms of the loan agreement.  The following table presents total performing and nonperforming loans by class as of December 31, 2010:

	Commercial Real Estate	Commercial Non-Real Estate	Construction and Land Development	Agricultural	Residential	Consumer	Total

Performing	$39,973	$26,229	$6,025	$26,778	$30,500	$2,435	$131,940
Nonperforming	1,997	2,107	4,363	204	169	—	8,840

Total	$41,970	$28,336	$10,388	$26,982	$30,669	$2,435	$140,780

As of December 31, 2010, the Company had one loan considered to be a troubled debt restructuring in the amount of $258,000.  This loan was performing as of December 31, 2010.  The Company had no troubled debt restructurings as of December 31, 2009.

32.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Certain executive officers, directors, and their related interests are loan customers of the Company.  A summary of such loans made by the Company in the ordinary course of business and made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons is as follows:

	2010	2009

Balance at January 1	$4,819	$4,084
New loans	2,294	1,893
Repayments	(2,403)	(1,158)
Other	(48)	—

Balance at December 31	$4,662	$4,819

NOTE 5 – LOAN SALES AND SERVICING

The Company sells mortgage loans with servicing retained to the Federal Home Loan Mortgage Corporation (FHLMC).  The Company realized gross proceeds from the sales of mortgage loans totaling $28,638,000 and $20,868,000 in 2010 and 2009, respectively.  Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balances of these loans are summarized as follows:

	2010	2009

Total loans serviced	$42,065	$31,745

Following is an analysis of the changes in originated mortgage servicing rights:

	2010	2009

Balances, January 1	$286	$267
Servicing rights capitalized	288	145
Amortization of servicing rights	(191)	(126)

Balances, December 31	$383	$286

33.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 6 – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at December 31:

	2010	2009
Cost
Land	$1,884	$1,884
Buildings and land improvements	8,805	8,118
Equipment	5,113	4,948
Construction in progress	—	83
Total cost	15,802	15,033
Accumulated depreciation	(8,031)	(7,549)

Net	$7,771	$7,484

Depreciation expense for the years ended December 31, 2010 and 2009 amounted to $401,000 and $373,000, respectively.

NOTE 7 – OTHER REAL ESTATE OWNED

Activity in the other real estate owned account is as follows:

	2010	2009

Beginning of year	$1,898	$310
Transfers from loans	3,610	2,760
Initial adjustment in carrying value	(199)	—
Sales of other real estate owned	(1,343)	(1,138)
Loss on sales of other real estate owned	(142)	(34)
Writedowns on other real estate owned	(819)	—

End of year	$3,005	$1,898

Expenses related to other real estate owned included:

	2010	2009

Loss on sales	$142	$34
Writedowns	819	—
Operating expenses, net of income	344	160

Total	$1,305	$194

34.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 8 – DEPOSITS

Deposits consisted of the following at December 31:

	2010	2009

Noninterest–bearing demand	$36,206	$34,851
Interest–bearing demand	101,890	93,322
Savings	26,559	25,787
Money market savings	19,147	20,912
Certificates and other time deposits of $100,000 or more	31,523	28,553
Other certificates and time deposits	43,270	47,804

Total deposits	$258,595	$251,229

At December 31, 2010, the scheduled maturities of certificates and other time deposits were as follows:

2011	$45,210
2012	10,863
2013	9,915
2014	5,773
2015	2,920
Thereafter	112

$74,793

Deposits held by the Company from related parties at December 31, 2010 and 2009 totaled $5.6 and $3.7 million, respectively.

NOTE 9 – BORROWINGS

Borrowings at December 31, 2010 and 2009 consisted of Federal Home Loan Bank of Chicago advances in the amount of $2,000,000 and $4,000,000, respectively.  The advance at December 31, 2010 matured on January 28, 2011.  The advances were secured by a blanket lien on the Company’s portfolio of one-to-four family mortgages which was approximately $23.6 million at both December 31, 2010 and 2009.  The interest rate for each advance was fixed at 2.97% for the 2010 maturity, and 3.21% for the 2011 maturity.

NOTE 10 – BENEFIT PLANS

The Bank has a noncontributory defined-benefit pension plan covering all employees who meet the eligibility requirements.  In 1999, all plan benefits were frozen.  The Bank’s funding policy is to make the minimum annual contribution that is required by applicable regulations, plus such amounts as the Bank may determine to be appropriate from time to time.  The Bank expects to contribute approximately $31,500 to the plan in 2011.  The Bank uses a December 31 measurement date for the plan.

35.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 10 – BENEFIT PLANS (CONTINUED)

The following tables set forth the Bank’s pension plan’s funded status and amounts actuarially determined for the years indicated:

	2010	2009

Change in benefit obligation
Beginning benefit obligation	$1,680	$1,803
Interest cost	96	101
Actuarial loss	49	45
Settlements	—	(177)
Benefits paid	(99)	(92)

Ending benefit obligation	$1,726	$1,680

Change in plan assets
Beginning fair value	$1,356	$1,378
Actual return	202	163
Employer contribution	32	84
Settlements	—	(177)
Benefits paid	(99)	(92)

Ending fair value	$1,491	$1,356

Funded status	$(235)	$(324)

Assets and liabilities recognized in the balance sheets:

	Pension Benefits
	2010	2009

Other liabilities	$(235)	$(324)

Gross amounts recognized in accumulated other comprehensive income not yet recognized as components of net periodic benefit cost consist of:

	Pension Benefits
	2010	2009

Net loss	$589	$703

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	2010	2009

Accumulated benefit obligation	$1,726	$1,680
Fair value of plan assets	1,491	1,356

36.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 10 – BENEFIT PLANS (Continued)

Other significant balances and costs are:

	2010	2009
Components of net periodic benefit cost
Interest cost	$96	$101
Return on plan assets	(92)	(84)
Amortization	53	65

Net expense	$57	$82

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	Pension Benefits
	2010	2009
Amounts arising during the period
Net (gain) loss	$(114)	$(169)
Net amortization	—	(50)

The estimated net loss for the defined-benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $37,000.

	2010	2009
Assumptions used to determine benefit obligations
Discount rate	5.75%	5.75%
Expected return on plan assets	7.0	7.0

Assumptions used to determine benefit costs
Discount rate	5.75%	5.75%
Expected return on plan assets	7.0	7.0

The Company has estimated the long–term rate of return on plan assets based primarily on historical returns on plan assets, adjusted for changes in target portfolio allocations and recent changes in long–term interest rates based on publicly available information.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as of December 31, 2010:

Pension Benefits
2011	$122
2012	117
2013	113
2014	114
2015	117
Thereafter	612

37.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 10 – BENEFIT PLANS (Continued)

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

Asset allocation is primarily based on a strategy to provide stable earnings while attempting to recognize potentially higher returns through limited investments in equity securities.  Plan assets are rebalanced periodically.  At December 31, 2010 and 2009, allocations by percentages were as follows:

	2010	2009

Equity mutual funds	71.3%	69.2%
Fixed income mutual funds	20.9	12.8
GNMA pool	—	.2
Money market funds and other	7.8	8.9
Time Certificates of Deposit	—	8.9

The following table summarizes plan assets measured at fair value as of December 31, 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Quoted Prices in
	Active Markets	Significant	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Total
Asset Category	(Level 1)	(Level 2)	(Level 3)	Fair Value

Cash	$86	$—	$—	$86

Mutual funds:
Fixed income	193	—	—	193
Large U.S. equities	453	—	—	453
Small/Mid U.S. equities	605	—	—	605
International equities	125	—	—	125

Money market funds	29	—	—	29

Total	$1,491	$—	$—	$1,491

38.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 10 – BENEFIT PLANS (Continued)

The following table summarizes plan assets measured at fair value as of December 31, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Quoted Prices in
	Active Markets	Significant	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Total
Asset Category	(Level 1)	(Level 2)	(Level 3)	Fair Value

Cash	$23	$—	$—	$23

Certificates of deposit	120	—	—	120
U.S. agencies securities	—	3	—	3

Mutual funds:
Fixed income	174	—	—	174
Large U.S. equities	437	—	—	437
Small/Mid U.S. equities	391	—	—	391
International equities	112	—	—	112

Money market funds	96	—	—	96

Total	$1,353	$3	$—	$1,356

The Bank has a directors’ retirement plan which provides retirement benefits primarily to former members of the Board of Directors.  The Bank also maintains a supplemental executive retirement plan that provides benefits to certain key executive officers and directors in accordance with the plan document.  The Bank accrued expenses related to these plans totaling $61,000 and $94,000 in 2010 and 2009, respectively.

The Company’s 401(k) profit-sharing plan covers eligible employees with more than one year of service, as defined, and who are at least 21 years of age.  The plan allows employee contributions.  The Company may make a matching contribution equal to a percentage of salary deferral and discretionary profit-sharing contributions.  The matching percentage is limited to 6% of compensation.  The Company’s contributions, which are made following the end of the calendar year, totaled $145,000 for 2009.  There were no Company contributions for 2010.

NOTE  11 –  STOCK OPTION PLAN

The Company grants selected executives and other key employees and directors incentive and non–qualified stock option awards which vest and become fully exercisable at the discretion of the Board of Directors as the options are granted.  The Company is authorized to grant options for up to 150,000 shares of the Company’s common stock.  The exercise price of the options, which have a ten year life, may not be less than the market price of the Company’s stock on the date of grant.  For the years ended December 31, 2010 and 2009, the Company recognized $132,732 and $117,346, respectively, in compensation expense for stock options.

39.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE  11 –  STOCK OPTION PLAN (Continued)

The following is a summary of the status of the Company’s stock option plan and changes in that plan for 2010 and 2009.  The Company had no grants outstanding prior to 2003.

	2010
Options	Shares	Weighted– Average Exercise Price	Weighted– Average Remaining Contractual Term	Aggregate Intrinsic Value (1)

Outstanding, beginning of year	61,040	$70.30
Granted	14,400	59.04
Exercised	—
Forfeited or expired	(1,000)	71.59

Outstanding, end of year	74,440	68.10	6.5	$—

Options exercisable at year end	43,215	70.36	5.1	$—

Weighted–average fair value of options granted during the year		$13.71

(1)
The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2010.  At December 31, 2010, the average exercise price of outstanding and exercisable options exceeded the market value of the underlying stock.  This amount changes based on changes in the market value of the Company’s stock.  The fair value (present value of the estimated future benefit to the option holder) of each option grant is estimated on the date of grant using the Black-Scholes option pricing model.

	2009
Options	Shares	Weighted– Average Exercise Price	Weighted– Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding, beginning of year	50,829	$72.21
Granted	12,400	62.87
Exercised	(989)	70.51
Forfeited or expired	(1,200)	72.67

Outstanding, end of year	61,040	70.30	6.8	$136

Options exercisable at year end	31,965	69.27	5.6	$62

Weighted–average fair value of options granted during the year		$8.96

40.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE  11 –  STOCK OPTION PLAN (Continued)

Information pertaining to options outstanding at December 31, 2010 is as follows:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$56.00	4,626	2.4 Years	$56.00	4,626	$56.00
62.00	6,826	3.4 Years	62.00	6,826	62.00
70.00	6,188	4.2 Years	70.00	6,188	70.00
76.00	9,700	5.2 Years	76.00	9,700	76.00
77.00	9,700	6.2 Years	77.00	7,275	77.00
78.13	11,400	7.2 Years	78.13	5,700	78.13
62.87	11,600	8.2 Years	62.87	2,900	62.87
55.23 to 59.84	14,400	9.3 Years	59.04	—	—

Outstanding at end of year	74,440	6.5 Years	68.10	43,215	70.36

		Weighted Average
	Number of	Grant Date Fair
	Shares	Value

Nonvested options, December 31, 2009	28,425	$10.31

Granted	14,400	$13.71
Vested	(11,000)	$11.00
Forfeited/expired	(600)	$10.00

Nonvested options, December 31, 2010	31,225	$11.64

Total unrecognized compensation cost relating to stock options not vested as of December 31, 2010 was $256,000.

The fair value of each option grant was estimated on the grant date using an option–pricing model with the following assumptions:

	March 10,	September 14,	March 11,
	2010	2010	2009
Risk–free interest rates	3.11%	2.70%	2.53%
Dividend yields	2.42%	2.77%	4.77%
Volatility factors of expected market price of common stock	25.03%	24.90%	24.48%
Weighted–average expected life of the options	7 years	9 years	8 years

Cash received from option exercise under share-based payment arrangements for the year ended December 31, 2009 was $70,000.  There were no stock options exercised in 2010.

41.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE  12 –  EARNINGS PER SHARE

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2010
	Loss	Weighted- Average Shares	Per Share Amount

Net loss	$(2,102)	645,988
Basic loss per share
Loss applicable to common shareholders			$(3.25)

Effect of dilutive securities
Stock options	—	439
Diluted loss per share
Loss applicable to common shareholders and assumed conversions	$(2,102)	646,427	$(3.25)

	Year Ended December 31, 2009
	Income	Weighted- Average Shares	Per Share Amount

Net income	$1,834	645,623
Basic earnings per share
Income available to common shareholders			$2.84

Effect of dilutive securities
Stock options	—	1,845
Diluted earnings per share
Income available to common shareholders and assumed conversions	$1,834	647,468	$2.83

A total of 58,040 and 59,215 options for the year ended December 31, 2010 and 2009, respectively, are not included in the above calculations as they are non-dilutive.

42.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 13 – INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2010 and 2009 consisted of:

	2010	2009
Income tax expense (benefit)
Currently payable (receivable)
Federal	$(485)	$496
State	224	190
Deferred	(1,565)	(207)

Total income tax expense (benefit)	$(1,826)	$479

Total income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to income (loss) before income tax expense (benefit) as a result of the following:

Reconciliation of federal statutory to actual tax expense (benefit)
Federal statutory income tax at 34%	$(1,336)	$787
Tax–exempt income	(254)	(384)
Effect of state income taxes and other items, net	(236)	76

Actual tax expense (benefit)	$(1,826)	$479

Effective tax rate	(46.5)%	20.7%

The components of the deferred tax asset included on the balance sheets are as follows:

	2010	2009
Assets
Unrealized losses on securities available for sale	$45	$—
Allowance for loan losses	1,085	748
Deferred compensation	404	363
Change in defined benefit pension plan losses	102	133
Other real estate owned	453	23
Federal net operating loss carryforward	88	—
Alternative minimum tax credit	472	—
Core deposit intangible	303	283
General business credit	139	24
Capital loss carryforward	58	58
State net operating loss carryforward	233	—
Other	187	70
Total assets	3,569	1,702

43.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 13 – INCOME TAXES (Continued)

	2010	2009
Liabilities
Unrealized gains on securities available for sale	$—	$(265)
FHLB stock	(124)	(117)
Depreciation	(468)	(464)
Mortgage servicing rights	(167)	(118)
Goodwill	(508)	(414)
State income tax	(176)	(38)
Other	(56)	(60)
Total liabilities	(1,499)	(1,476)

	$2,070	$226

The net operating loss carryforward for federal purposes is approximately $258,000.  The federal net operating loss carryforward expires in 2030.  The net operating loss carryforward for state purposes is approximately $2.45 million and expires in 2030; however, the State of Illinois Governor signed the Taxpayer Accountability and Budget Stabilization Act on January 13, 2011, which suspends the use of this carryforward until 2015.  The capital loss carryforward is approximately $142,000 and expires in 2014.

NOTE 14 – DERIVATIVES

Fair value hedges are intended to reduce the interest rate risk associated with the underlying hedged item. Fair value hedges are considered to be highly effective and any hedge ineffectiveness was deemed not material. The Company uses this fair value hedge to fix future cash flows for interest payments on some of its floating rate certificates of deposit.  In this regard, the Company has entered into an interest rate swap with the Broker Dealer Financial Services Corporation (BDFS) to fix the interest rate on a specific certificate of deposit product.  At December 31, 2010, the Company had $3.6 million of certificates of deposit, which mature in 2011 through 2015, on which it has prepaid BDFS for an interest rate swap and will receive an interest rate from BDFS based on the appreciation of the S&P 500 Index.  This interest received from BDFS will be paid to the customer.  The certificates of deposit have an embedded derivative which is a written call option. The assets and liabilities in this transaction are being netted in time deposits and the fair value adjustment recorded in other income.

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

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank.  The reserve required at December 31, 2010 and 2009 was $350,000 and $494,000, respectively.

44.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 15 – COMMITMENTS, OFF–BALANCE–SHEET RISK, AND CONTINGENCIES (CONTINUED)

Some financial instruments are used in the normal course of business to meet the financing needs of customers.  These financial instruments include unfunded commitments and standby letters of credit.  These involve, to varying degrees, credit and interest–rate risk in excess of the amounts reported in the consolidated financial statements.

Exposure to credit loss if the other party does not perform is represented by the contractual amount for these commitments.  The same credit policies are used for commitments and conditional obligations as are used for loans.  Collateral or other security is normally required to support financial instruments with credit risk.

Unfunded commitments under commercial lines of credit, revolving credit lines, and credit cards are commitments for possible future extensions of credit to existing customers.  These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.  Those letters of credit are primarily issued to support public and private borrowing arrangements.  Essentially all letters of credit issued have expiration dates within one year.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  The Company generally holds collateral supporting those commitments if deemed necessary.

A summary of the notional or contractual amounts of financial instruments with off–balance–sheet risk at year end follows:
	2010	2009

Unfunded commitments	$21,836	$21,161
Standby letters of credit	165	472

NOTE 16 – FAIR VALUES OF FINANCIAL INSTRUMENTS

FASB ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

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

45.

 FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 16 – FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Securities Available for Sale

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include exchange traded equities.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  Level 2 securities include certain collateralized mortgage and debt obligations, government agency bonds and certain municipal securities, and corporate obligations. Third party vendors compile prices from various sources and may apply such techniques as matrix pricing to determine the value of identical or similar investment securities (Level 2). Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities but rather relying on the investment securities’ relationship to other benchmark quoted investment securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. The Company currently holds no Level 3 securities.

Interest Rate Swap Agreements

The fair value is estimated by a third party using inputs that are observable or that can be corroborated by observable market data (such as the S&P 500 index) and, therefore, are classified within Level 2 of the valuation hierarchy.

Impaired Loans

Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired.  Once a loan is identified as individually impaired, management measures impairment in accordance with GAAP.  The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value, and discounted cash flows.  Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans.  In accordance with GAAP, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy.  Collateral values are estimated using Level 3 inputs based on customized discounting criteria.

46.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 16 – FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheet measured at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2010:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring basis:
Assets:
Available for sale securities:
U.S. Treasury	$3,578	$—	$3,578	$—
Federal agencies	25,545	—	25,545	—
State and municipal	17,968	—	17,968	—
Mortgage–backed securities and collateralized mortgage obligations	1,813	—	1,813	—
Corporate obligations	1,831	—	1,831	—
Equities	14	14	—	—
Interest rate swap agreements – customer CDs	1,093	—	1,093	—
Total assets	$51,842	$14	$51,828	$—

Liabilities:
Written call options - customer CDs	$(1,093)	$—	$(1,093)	$—

Nonrecurring basis:
Impaired loans	$1,779	$—	$—	$1,779

47.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 16 – FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheet measured at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2009:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring basis:
Assets:
Available for sale securities:
U.S. Treasury	$5,198	$—	$5,198	$—
Federal agencies	23,877	—	23,877	—
State and municipal	23,831	—	23,831	—
Mortgage–backed securities and collateralized mortgage obligations	3,440	—	3,440	—
Equities	27	27	—	—
Interest rate swap agreements – customer CDs	835	—	835	—
Total assets	$57,208	$27	$57,181	$—

Liabilities:
Written call options - customer CDs	$(835)	$—	$(835)	$—

Nonrecurring basis:
Impaired loans	$54	$—	$—	$54

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).  Financial assets and financial liabilities, excluding impaired loans, measured at fair value on a nonrecurring basis were not significant at December 31, 2010 and 2009.

Nonfinancial assets and nonfinancial liabilities measured at fair value on a recurring basis include foreclosed assets (upon initial recognition or subsequent impairment) and reporting units measured at fair value in the first step of a goodwill impairment test.  At December 31, 2010, other real estate owned measured at fair value was $3,005,000 using a combination of observable inputs, including recent appraisals and unobservable inputs based on customized discounting criteria.  Due to the significance of the unobservable inputs, all foreclosed asset fair values have been classified as Level 3.  Goodwill was evaluated for impairment at December 31, 2010 and 2009.  No impairment was identified.

48.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 16 – FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used to estimate fair values for financial instruments carried on the balance sheet at other than fair value.  The carrying amount is considered to estimate fair value for cash and cash equivalents, deposits with no stated maturity such as demand, NOW, money market and savings deposits, accrued interest receivable and payable, and variable rate loans or deposits.  The fair value of loans held for sale are based on quoted market prices.  For interest-bearing time deposits, fixed rate loans and deposits, or borrowings, the fair value is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk.  The carrying amount of life insurance approximates fair value as it reflects the policies’ cash surrender values.  The fair value of off–balance–sheet items is based on the fees or cost that would currently be charged to enter into or terminate such agreements and is not material.

The carrying values and estimated fair values of the Company’s financial instruments as of December 31, 2010 and 2009 were as follows:

	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$17,087	$17,087	$17,921	$17,921
Interest-bearing time deposits	54,837	55,805	41,011	41,781
Securities available for sale	50,749	50,749	56,373	56,373
Loans held for sale	895	895	46	46
Loans, net	137,417	136,121	147,105	145,690
Cash surrender value of life insurance	3,679	3,679	3,508	3,508
Accrued interest receivable	1,397	1,397	1,361	1,361

Liabilities
Deposits with no stated maturities	183,802	183,802	174,872	174,872
Time deposits	74,793	76,499	76,357	77,705
Borrowings	2,000	2,005	4,000	4,061
Accrued interest payable	332	332	427	427

NOTE 17 – REGULATORY AND CAPITAL MATTERS

The Company may pay dividends without restriction under the current Federal Reserve regulations so long as it remains “adequately capitalized” after such payment.  The Bank is subject to statutory dividend restrictions which provide, in general, that the Bank may pay the current year’s earnings and the prior two years’ retained earnings without the prior approval of the Office of the Comptroller of Currency.  At December 31, 2010, the Bank’s stockholder’s equity totaled $22.7 million, of which $22.7 million was not available for payment of dividends, without prior regulatory approval.

49.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 17 – REGULATORY AND CAPITAL MATTERS (CONTINUED)

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier I capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2010 and 2009, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2010, the most recent notification from the federal and state regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt correction action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table (as defined).  There are no conditions or events since the notification that management believes have changed the Bank’s category.  The Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2010 and 2009 are presented in the following table:

					To Be Well
					Capitalized
			Minimum		Under Prompt
			Capital		Corrective
	Actual		Requirement		Action Provisions
As of December 31, 2010	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Amounts in Thousands)
Total capital to risk weighted assets:
Consolidated	$22,269	12.7%	$14,054	8.0%	N/A	N/A
First National Bank of Ottawa	22,048	12.6	14,001	8.0	$17,502	10.0%

Tier I capital to risk weighted assets:
Consolidated	$20,067	11.4%	$7,027	4.0%	N/A	N/A
First National Bank of Ottawa	19,846	11.3	7,001	4.0	$10,501	6.0%

Tier I capital to average assets:
Consolidated	$20,067	6.6%	$12,176	4.0%	N/A	N/A
First National Bank of Ottawa	19,846	6.5	12,171	4.0	$15,214	5.0%

50.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 17 – REGULATORY AND CAPITAL MATTERS (CONTINUED)

					To Be Well
					Capitalized
			Minimum		Under Prompt
			Capital		Corrective
	Actual		Requirement		Action Provisions
As of December 31, 2009	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Amounts in Thousands)

Total capital to risk weighted assets:
Consolidated	$25,133	14.3%	$14,041	8.0%	N/A	N/A
First National Bank of Ottawa	24,807	14.2	14,024	8.0	$17,529	10.0%

Tier I capital to risk weighted assets:
Consolidated	$22,939	13.1%	$7,021	4.0%	N/A	N/A
First National Bank of Ottawa	22,614	12.9	7,012	4.0	$10,518	6.0%

Tier I capital to average assets:
Consolidated	$22,939	8.1%	$11,387	4.0%	N/A	N/A
First National Bank of Ottawa	22,614	8.0	11,378	4.0	$14,223	5.0%

NOTE 18 – OTHER COMPREHENSIVE INCOME (LOSS)

	2010	2009
Other comprehensive income (loss)
Unrealized holding gains (losses) arising during the year	$(670)	$1,224
Reclassification adjustment for gains realized in net income	(241)	(979)
Net gains relating to benefit liability	114	169
Tax effect	271	(141)

Net change in other comprehensive income (loss)	$(526)	$273

The components of accumulated other comprehensive income (loss), included in shareholders’ equity are as follows:

	2010	2009
Net unrealized gain (loss) on securities available for sale	$(134)	$777
Net loss relating to benefit liability	(589)	(703)
Tax effect	246	(25)

Accumulated other comprehensive income (loss)	$(477)	$49

51.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 19 – PARENT COMPANY FINANCIAL STATEMENTS

The following are the condensed balance sheets, statements of income and cash flows for First Ottawa Bancshares, Inc.

Condensed Balance Sheets

	2010	2009
Assets
Cash on deposit with Bank	$294	$502
Securities available for sale	12	19
Investment in common stock of Bank	22,745	25,654
Other assets	84	204

Total assets	$23,135	$26,379

Liabilities
Dividends payable	$168	$401

Shareholders’ Equity	22,967	25,978

Total liabilities and shareholders’ equity	$23,135	$26,379

Condensed Statements of Income

	2010	2009

Income - dividends from Bank	$549	$1,067

Expenses	354	219

Income before income tax and equity in undistributed income of subsidiary	195	848

Income tax benefit	84	29

Income before equity in undistributed income of subsidiary	279	877

Equity in undistributed income (loss) of subsidiary	(2,381)	957

Net Income (loss)	$(2,102)	$1,834

52.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 19 – PARENT COMPANY FINANCIAL STATEMENTS  (Continued)

Condensed Statements of Cash Flows

	2010	2009
Operating Activities
Net income (loss)	$(2,102)	$1,834
Items not requiring (providing) cash
Equity in earnings (loss) of Bank	1,832	(2,024)
Grant of incentive stock options	—	9
Stock options vested	133	117
Change in other assets	(10)	(1)
Net cash used in operating activities	(147)	(65)

Investing Activities
Dividends received from Bank	549	1,067
Purchase of securities available for sale	—	(20)
Proceeds from sale of securities available for sale	10	—
Impairment loss on other assets	129	—
Net cash provided by financing activities	688	1,047

Financing Activities
Stock options exercised	—	70
Dividends paid	(749)	(1,883)
Net cash used in financing activities	(749)	(1,813)

Net Change in Cash and Cash Equivalents	(208)	(831)

Cash and Cash Equivalents, Beginning of Year	502	1,333

Cash and Cash Equivalents, End of Year	$294	$502

NOTE 20 - SUBSEQUENT EVENTS

Management evaluated subsequent events through March 29, 2011, the date the consolidated financial statements were issued.

53.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Table dollar amounts in thousands, except per share data)

NOTE 21 – QUARTERLY FINANCIAL DATA (UNAUDITED)

						Net
	Interest	Interest	Net Interest		Securities	Income	Basic	Diluted
	Income	Expense	Income	Provision	Gains	(Loss)	EPS	EPS

2010
First quarter	$2,860	$615	$2,245	$270	$26	$308	$0.48	$0.48
Second quarter	2,787	579	2,208	270	52	138	0. 21	0. 21
Third quarter	2,836	558	2,278	270	263	397	0. 62	0. 61
Fourth quarter	2,727	510	2,217	4,930	1	(2,945)	(4.56)	(4.55)

2009
First quarter	$3,230	$944	$2,286	$270	$231	$553	$0.86	$0.86
Second quarter	3,039	855	2,184	120	4	475	0.73	0.73
Third quarter	3,153	763	2,390	120	3	491	0.76	0.76
Fourth quarter	2,950	675	2,275	820	741	315	0.49	0.49

Fourth quarter 2010 net loss resulted from a $4.7 million increase in the provision for loan losses due to increased charges taken on non performing assets. Fourth quarter 2009 net income declined due to a $700,000 increase in the provision for loan losses due to increased non performing assets, compared to the prior quarter.

54.

FIRST OTTAWA BANCSHARES, INC.
STOCKHOLDERS INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 3:00 p.m., local time on May 18, 2011 at the  Company’s corporate headquarters located at 701 LaSalle Street, Ottawa, Illinois 61350.

PRICE RANGE OF COMMON STOCK

As of February 28, 2011, there were approximately 506 shareholders of record and 645,988 outstanding shares of the Company’s common stock.

The Company’s common stock is not traded on any national or regional securities exchange and there is no established public trading market for it.  Transactions in the Company’s common stock have been infrequent.  To the knowledge of the Company’s management, during 2009, 2010 and the first two months of 2011, an aggregate of approximately 37,179 shares of the Company’s common stock was transferred in approximately 72 separate transactions. These transfers represented both transfers for consideration (i.e., sales) and transfers for no consideration (e.g., gifts, estate transfers, etc.).  The Company’s management is unable to differentiate such transfers and has limited knowledge of the sale prices for transfers involving consideration.  The last price known to the Company’s management was a sale of 150 shares on January 11, 2011 at $60.00 per share.

The following dividends per share were paid on the Company’s common stock on the dates indicated:  January 1, 2009 – $2.00; July 1, 2009 - $0.92; January 1, 2010 - $0.62; July 1, 2010 - $0.54; and January 1, 2011 - $0.26.

WEBSITE FOR UNITED STATES SECURITIES AND EXCHANGE COMMISSION FILINGS

All reports filed electronically by the Company with the United States Securities and Exchange Commission (the “SEC”), including the annual report on Form 10–K, quarterly reports on Form 10–Q, and current events reports on Form 8–K, as well as any amendments to those reports are accessible at no cost on our internet site at www.firstottawa.com and on the SEC’s web site at www.sec.gov.  We will also provide you with a copy free of charge by contacting Cheryl Gage, Corporate Secretary, First Ottawa Bancshares, Inc., 701 LaSalle Street, Ottawa, Illinois 61350.

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

55.