Form 10-K, Exhibit 13
period 2011-12-31
FIRST OTTAWA BANCSHARES INC
filed 2012-03-26
CIK 1099668

First Ottawa Bancshares, Inc. 10-K

FIRST OTTAWA BANCSHARES, INC. AND SUBSIDIARY
Ottawa, Illinois

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial and other data of First Ottawa Bancshares, Inc. and its wholly owned subsidiary, The First National Bank of Ottawa (the Bank) and the Bank's wholly owned subsidiary, First Ottawa Financial Corporation, together referred to as the Company.  This information should be read in conjunction with the Company’s consolidated financial statements and notes thereto included herein.  All dollar amounts are in thousands, except per share information.

	Year Ended December 31,
	2011	2010	2009	2008	2007
Statement of Income Data:
Total interest and dividend income	$10,522	$11,210	$12,372	$13,961	$15,231
Total interest expense	1,588	2,262	3,237	4,807	6,282
Net interest income	8,934	8,948	9,135	9,154	8,949
Provision for loan losses	745	5,740	1,330	170	180
Noninterest income	2,530	2,796	3,269	1,044	2,349
Noninterest expense	9,918	9,932	8,761	7,740	7,934
Income (loss) before income taxes	801	(3,928)	2,313	2,288	3,184
Provision (benefit) for income taxes	51	(1,826)	479	435	769
Net income (loss)	$750	$(2,102)	$1,834	$1,853	$2,415
Per Share Data:
Net income (loss) - basic	$1.16	$(3.25)	$2.84	$2.87	$3.72
Net income (loss) - diluted	1.16	(3.25)	2.83	2.86	3.71
Cash dividends declared	-	.80	1.54	3.00	3.00
Book value at end of year (1)	37.62	36.29	40.14	38.60	38.72
Selected Financial Ratios:
Return on average assets (1)	.26%	(.73)%	.64%	.67%	.87%
Return on average equity (1)	3.13	(8.19)	7.18	7.32	9.58
Dividend payout ratio	N/A	N/A	54.24	104.40	80.65
Average equity to average assets (1)	8.41	8.86	8.96	9.11	9.09
Net interest margin (tax equivalent)	3.88	3.90	3.88	3.91	3.78
Allowance for loan losses to total loans
at the end of period	2.15	2.39	1.56	1.01	.96
Nonperforming loans to total loans at
the end of period (2)	5.48	6.28	6.28	1.92	1.13
Net loans charged off to average
total loans	.96	3.31	.41	.09	.03
Balance Sheet Data:
Total assets	$270,657	$285,795	$283,701	$275,181	$269,231
Total earning assets	228,573	253,925	243,366	236,287	243,718
Average assets	284,286	289,496	285,055	275,772	275,777
Gross loans, including loans held for sale	129,700	141,675	149,485	159,592	165,805
Allowance for loan losses	2,781	3,363	2,334	1,612	1,588
Total deposits	242,256	258,595	251,229	240,730	240,377
Shareholders' equity	24,249	22,967	25,978	24,669	24,606
____________
(1)	Excludes unrealized gain (loss) on securities available for sale.
(2)
Includes loans 90 days past due and still accruing interest, loans on nonaccrual, and/or loans considered to be troubled debt restructurings that are not performing under the modified terms of the loan agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended as a review of significant factors affecting the financial condition and results of operations of the Company for the periods indicated.  The discussion should be read in conjunction with the Company’s consolidated financial statements and notes thereto and the selected consolidated financial data presented herein.  In addition to historical information, the following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward–looking statements that involve risks and uncertainties.  The Company's actual results could differ significantly from those anticipated in these forward–looking statements as a result of certain factors discussed elsewhere in this report.

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

The Company reported net income of $750,000 for the year ended December 31, 2011, compared to net loss of $2.1 million for the year ended December 31, 2010.  The return on average assets was .26% in 2011 compared to (.73)% in 2010.  The return on average equity increased to 3.13% in 2011 from (8.19)% in 2010.  This resulted primarily from net income of $750,000 in 2011.

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

Stock Compensation. Grants under the Company's stock incentive plan are accounted for by applying the fair value method and the use of an option pricing model to estimate the value of the options granted. The stock options are granted with an exercise price equal to the market price at the date of grant. Resulting compensation expense relating to the stock options is measured and recorded based on the estimated value of the options.

Valuation Measurements.  Valuation methodologies often involve a significant degree of judgment, particularly when there are no observable active markets for the items being valued. Investment securities and derivatives are carried at fair value, as defined in FASB Accounting Standards Codification (ASC) Topic 820, which requires key judgments affecting how fair value for such assets and liabilities is determined.  In addition, the outcomes of valuations have a direct bearing on the carrying amounts of goodwill, MSRs, other real estate owned, and pension and other postretirement benefit obligations. To determine the values of these assets and liabilities, as well as the extent to which related assets may be impaired, management makes assumptions and estimates related to discount rates, asset returns, prepayment rates and other factors. The use of different discount rates or other valuation assumptions could produce significantly different results, which could affect the Company’s results of operations.  With regard to investment securities, management reviews the prices supplied by the independent pricing service, as well as their underlying pricing methodologies, for reasonableness and to ensure such prices are aligned with traditional pricing matrices.

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

Consolidated Financial Condition

Total assets at December 31, 2011 were $270.7 million compared to $285.8 million at December 31, 2010, a decrease of $15.1  million, or 5.3%.  Net loans decreased 7.7% in 2011 to $126.8 million.  Commercial real estate loans decreased by $68,000, construction and land development loans decreased by $4.9 million, and non real estate commercial loans decreased by $10.2 million during 2011, due to efforts by management to maintain credit quality during a period of decreasing demand.  In addition to decreases in commercial real estate, construction and non real estate commercial loans, installment loans decreased by $939,000 due to a general decline in indirect lending volume and more stringent underwriting guidelines on consumer loans.  Residential real estate and agricultural loans increased by $4.9 million and $16,000, respectively, during 2011.  Also in 2011, investment securities decreased by $8.6 million, and certificates of deposit held for investment purposes increased by $0.5 million.  Cash and cash equivalents increased $4.3 to $21.3 million, as management attempted to deploy excess balances at the Federal Reserve Bank while remaining liquid through the end of 2011.  Deposits decreased by $16.3 million, to $242.3 million at December 31, 2011, compared to $258.6 million in the prior year. Other real estate owned increased by $1.9 million in 2011 due to the addition of foreclosure properties throughout the year.

Total shareholders’ equity was $24.2 million at December 31, 2011 and $23.0 million at December 31, 2010.  This increase of $1.2 million resulted primarily from a net income of $750,000 in 2011.  In addition, an increase in other comprehensive income of $424,000 in 2011 caused a further increase in equity.

Consolidated Results of Operations

2011 Compared to 2010

Net Interest Income.  Net interest income was $8.9 million in both 2011 and 2010.  Interest income on earning assets decreased $688,000 in 2011 from 2010.  This decrease was primarily attributable to decreased interest income earned on the loan portfolio of $430,000, certificates of deposit held for investment of $87,000, and tax exempt securities of $227,000.  Increased interest income earned on taxable securities of $74,000 helped to offset the decreased loan, certificate of deposit, and tax exempt securities income, which were due to decreases in average balances and also average yields available in the marketplace in 2011.  Interest expense on interest–bearing liabilities decreased $674,000 as a result of a decrease in the average cost of funds in 2011 compared to 2010.  The net interest margin on a tax equivalent basis decreased to 3.88% in 2011 from 3.90% in 2010.  The primary reason for the decrease in the net interest margin was the result of a decrease in the market rates earned on interest-bearing assets during 2011.

Provision for Loan Losses.  The provision for loan losses was $745,000 in 2011 compared to $5.7 million in 2010.  As of December 31, 2011, the allowance for loan losses totaled $2.8 million, or 2.15% of total loans, compared to $3.4 million, or 2.39% of total loans, at December 31, 2010.  The decrease in the allowance for loan losses in 2011 was influenced by the current economy, decreased loan portfolio volume, decreased delinquencies, decreased non-performing loans, and the assessment of risk factors affecting our loan portfolio.

The amounts of the provision and allowance for loan losses are influenced by current economic conditions, actual loss experience, industry trends and other factors, including real estate values in the Company’s market area and management’s assessment of current collection risks within the loan portfolio.  Along with other financial institutions, management shares a concern for the outlook of the economy for 2012.  Even though there are indications of emerging strength, it is uncertain if this strength is sustainable. If it is not sustainable, borrowers may continue to experience difficulty, and the level of non–performing loans, charge-offs, and delinquencies could rise and require increases in the provision.  Regulatory agencies have warned of possible higher charge-offs in the industry.  The allowance for loan losses represents management’s estimate of probable incurred losses based on information available as of the date of the financial statements.  The allowance for loan losses is based on management’s evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, and economic conditions.

Management has concluded that the allowance for loan losses was adequate at December  31, 2011 to cover probable losses on existing loans.  However, there can be no assurance that the allowance for loan losses will be adequate to cover all losses in the loan portfolio.

Noninterest Income.  The Company's noninterest income decreased $266,000, or 9.5%, compared to 2010.  Noninterest income decreased primarily due to a $256,000 decrease in mortgage servicing income in 2011, compared to 2010. This decrease was a result of lower volume and lower interest rates available in the current year. Also, the deferred mortgage servicing asset declined in value due primarily to the historically low rate environment. Service charges on deposit accounts decreased by $56,000, or 5.8%, to $916,000 due to decreased overdraft volume in 2011 compared to 2010.  Gains on the sale of investment securities decreased $46,000 to $296,000 in 2011 compared to 2010.  Trust and farm management fee income increased to $639,000 in 2011 from $570,000 in 2010 due to increased volume as a result of new customer development.

Noninterest Expense.  The Company’s noninterest expense was $9.9 million in both 2011 and 2010.  Salaries and employee benefits, which is the largest component of noninterest expense, increased $290,000, to $4.8 million in 2011.  In 2011, expenses related to other real estate owned decreased $116,000 to $1.2 million, occupancy and equipment expense decreased $67,000 to $1.2 million, data processing expense decreased $59,000 to $497,000, other expense decreased $122,000 to $788,000, and insurance expense decreased $43,000 to $542,000, compared to the prior year.  These decreases offset the  $290,000 increase in salaries and employee benefit expenses, a $40,000 increase in supplies,  and a $62,000 increase in professional fees. Professional fees increased by $62,000 to $556,000 primarily due to increased legal expenses associated with the increase in other real estate owned.  Losses on the sale of other real estate owned resulted from an increase in the number of other real estate owned properties being sold and also decreased market values associated with the properties remaining in inventory. Occupancy and equipment expense decreased in comparison to prior year due to the 2010 expenses incurred in the relocation of a branch to a new facility and the related impairment charge to the vacant facility.

Income Taxes.  Income tax expense increased by $1.9 million to an expense of $51,000 in 2011 compared to a benefit of $2.1 million in 2010.  The Company's tax rate varied from statutory rates principally due to interest income from tax–exempt securities and loans.  The Company's effective tax rate was 6.4% and (46.5)% for 2011 and 2010, respectively.

Interest Income and Expense

The components of the changes in net interest income are shown below.  Changes in net interest income are allocated between amounts attributed to changes in rate and changes in volume for the various categories of interest–earning assets and interest–bearing liabilities.

Analysis of Changes in Interest Income and Expense
($000s)

	2011 - 2010 Increase (Decrease)			2010 – 2009 Increase (Decrease)
		Change	Change		Change	Change
	Total	Due to	Due to	Total	Due to	Due to
INTEREST INCOME	Change	Volume	Rate	Change	Volume	Rate
Loans	$(367)	$(277)	$(90)	$(532)	$(399)	$(133)
Interest-bearing deposits	(155)	120	(275)	153	253	(100)
Securities	(280)	(116)	(164)	(946)	(447)	(499)
Federal funds sold	-	-	-	(2)	-	(2)
Total interest income	(802)	(273)	(529)	(1,327)	(593)	(734)
INTEREST EXPENSE
NOW and money market	(141)	(3)	(138)	(161)	14	(175)
Savings	(18)	5	(23)	(30)	4	(34)
Time deposits	(452)	(74)	(378)	(723)	(123)	(600)
Borrowings	(65)	(71)	6	(60)	(65)	5
Federal funds purchased	-	-	-	(1)	-	(1)
Total interest expense	(676)	(143)	(533)	(975)	(170)	(805)
Net interest earnings	(126)	(130)	4	(352)	(423)	71
Tax equivalent adjustment	112	-	112	165	-	165
Net interest earnings after
tax equivalent adjustment	$(14)	$(130)	$116	$(187)	$(423)	$236

Volume/rate variances are allocated to the volume variance and the rate variance on an absolute basis.  Tax–exempt income is reflected on a fully tax–equivalent basis utilizing a 34% rate for municipal securities and tax–exempt loans..

Interest–Earning Assets and Interest–Bearing Liabilities

The following table sets forth the average balances, net interest income and expense, and average yields and rates for the Company's interest–earning assets and interest–bearing liabilities for the indicated years on a tax–equivalent basis assuming a 34% tax rate

Analysis of Average Balances, Tax Equivalent Yields and Rates
Years Ended December 31, 2011, 2010 and 2009
(in Thousands)

	2011			2010			2009
	Average		Average	Average		Average	Average		Average
	Balance (4)	Interest	Rate	Balance (4)	Interest	Rate	Balance (4)	Interest	Rate
ASSETS

Loans (1) (3)	$137,914	$8,381	6.08%	$142,474	$8,748	6.14%	$148,967	$9,280	6.23%
Interest-bearing deposits	51,825	972	1.88	45,442	1,127	2.48	35,250	974	2.76
Securities (2) (5)	48,273	1,477	3.06	52,054	1,757	3.47	65,300	2,703	4.14
Federal funds sold	-	-	-	-	-	-	849	2	0.24
Interest–earning assets	238,012	10,830	4.55	239,970	11,632	4.88	250,366	12,959	5.18
Noninterest–earning assets (6)	46,274			49,526			34,689

Average assets	$284,286			$289,496			$285,055

LIABILITIES AND SHAREHOLDERS' EQUITY

NOW and money market	$119,970	$98	0.08%	$123,801	$239	.19%	$116,570	$400	0.34%
Savings	30,937	34	0.11	26,450	50	.19	24,118	80	0.34
Time deposits	71,901	1,451	2.02	75,558	1,903	2.52	80,426	2,626	3.27
Federal funds purchased	48	-	-	-	-		208	1	0.48
Borrowings	142	5	3.52	2,148	70	3.26	4,148	130	3.13
Interest–bearing liabilities	222,998	1,588	0.71	227,957	2,262	.99	225,470	3,237	1.44
Net interest income (2)		9,242			9,370			9,722
Net yield on interest–
earning assets			3.88			3.90			3.88
Interest–bearing liabilities
to earning assets ratio			93.69			94.99			90.06

Noninterest–bearing liabilities	37,614			35,889			34,035

Shareholders' equity	23,674			25,650			25,550
Average liabilities and
shareholders' equity	$284,286			$289,496			$285,055
Tax equivalent adjustment		308			422			587
Net interest income as reported in the
consolidated statements of operations		$8,934			$8,948			$9,135

(1)	Interest income on loans includes loan origination and other fees of $444 for 2011, $349 for 2010, and $292 for 2009.
(2)	Loan and securities income is reflected on a fully tax–equivalent basis utilizing a 34% rate for municipal securities and tax–exempt loans.
(3)	Non–accrual loans are included in average loans.
(4)	Average balances are derived from the average daily balances.
(5)	Rate information is calculated based upon average amortized cost.
(6)	Average balance information includes an average valuation allowance for securities of $(389), $(171), and $(208), respectively.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company uses overall risk sensitivity to monitor and manage exposure to sudden changes in interest rates.  The Company's overall interest rate sensitivity is demonstrated by a net interest income analysis.  Net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates.  This analysis assesses the risk of change in net income in the event of sudden and sustained 1.0% increases and decreases in market interest rates.  The tables below present the Company's projected changes in net income for the various rate shock levels for the periods ended December 31, 2011 and 2010.

	2011 Net Income
			Percentage
	Amount	Change	Change
	(Dollars in Thousands)
+100bp	$678	$(61)	(8.2)%
Base	739
–100bp	463	(276)	(37.4)%

	2010 Net Income
			Percentage
	Amount	Change	Change
	(Dollars in Thousands)
+100bp	$1,460	$(69)	(4.5)%
Base	1,529
–100bp	1,200	(329)	(21.5)%

As shown above, at December 31, 2011, the effect of an immediate 100 basis point increase in interest rates would decrease the Company's net income by 8.2%, or approximately $61,000.  The effect of an immediate 100 basis point decrease in rates would decrease the Company's net income by 37.4%, or approximately $276,000.  The Company’s Board of Directors has set a risk tolerance limit of 10% of estimated net interest income for the succeeding 12 months based on an immediate 200 basis point change in market prices.  Federal funds overnight rates were under .25% as of December 31, 2011, therefore market interest rates decreasing an additional 100 basis points may not be achievable in today’s rate environment.

Interest rate sensitivity reflected exposure in a decreasing rate environment at the end of 2011 and 2010.  Overall net interest income sensitivity increased in 2011 compared to 2010.

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

The Company's cash flows are comprised of three primary classifications:  cash flows from operating activities, investing activities, and financing activities.  Cash flows provided by operating activities were $5.3 million and $2.6 million, for the years ended December 31, 2011 and 2010, respectively.  Net cash of $15.6 million provided by investing activities during 2011 consisted primarily of principal collections on loans offset by disbursements for loan originations, and proceeds from maturation and sales of securities offset by the purchase of securities and interest-bearing time deposits.  Net cash of $16.7 million used in financing activities during 2011 consisted primarily of changes in net deposits and short–term borrowings.

The Company's most liquid assets are cash and due from banks.  The levels of these assets are dependent on the Company's operating, financing, lending, and investing activities during any given year.  At December 31, 2011 and 2010, cash and short–term investments totaled $21.3 million and $17.1 million, respectively.  The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans.  The Company may also utilize the sale of securities available for sale, federal funds lines of credit from correspondent banks, and borrowings from the Federal Home Loan Bank of Chicago.

The following table discloses contractual obligations and commercial commitments of the Company as of December 31, 2011:

	Total	Less Than 1 Year	1- 3 Years	3 - 5 Years	After 5 Years

Lines of credit(1)	16,433	$7,790	$3,909	$1,559	$3,175
Data processing contract payable	408	223	185	-	-
Commitments to extend credit(1)	765	765	-	-	-
Standby letters of credit(1)	151	141	10	-	-
Total	$17,757	$8,919	$4,104	$1.559	$3.175

(1)  Represents amounts committed to customers.

During 2011 and 2010, the Company did not repurchase any stock.

Capital provides the foundation for future growth.  Regulatory agencies have developed minimum guidelines by which the adequacy of a financial institution's capital may be evaluated.  On September 30, 2011, the Bank agreed with the Office of the Comptroller of the Currency to maintain a minimum Tier 1 capital to adjusted total assets ratio of 7.25%, which is in excess of the minimum requirement of 5.00% to be well-capitalized under prompt corrective action provisions.  The Bank was in compliance with this heightened capital requirement at December 31, 2011.   See Note 17 of the Consolidated Financial Statements for additional information on the Company's capital position.

Facilities

The Company is the holding company for First National Bank of Ottawa.  The Company is headquartered in Ottawa, Illinois and operates four offices in Ottawa, two branches in Streator, a branch in Morris, and a branch in Yorkville.

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

CliftonLarsonAllen LLP www.cliftonlarsonallen.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholders
First Ottawa Bancshares, Inc.
Ottawa, Illinois

We have audited the accompanying consolidated balance sheets of First Ottawa Bancshares, Inc. and subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Ottawa Bancshares, Inc. and subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

a

Peoria, Illinois
March 20, 2012

FIRST OTTAWA BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2011 and 2010
(In thousands, except share and per share data)

	2011	2010
Assets
Cash and due from banks	$17,436	$2,044
Interest-bearing deposits in financial institutions	3,909	15,043
Cash and cash equivalents	21,345	17,087

Interest-bearing time deposits with financial institutions	55,348	54,837
Securities available for sale	42,187	50,749
Loans held for sale	145	895
Loans, net of allowance for loan losses of $2,781 and
$3,363, respectively	126,774	137,417
Premises and equipment, net	7,428	7,771
Goodwill	2,446	2,446
Core deposit intangible, net	215	361
Other real estate owned	4,878	3,005
Cash surrender value of life insurance	3,857	3,679
Accrued interest receivable and other assets	6,034	7,548
Total assets	$270,657	$285,795
Liabilities and Shareholders’ Equity
Liabilities
Deposits	$242,256	$258,595
Borrowings	1,800	2,000
Other liabilities	2,352	2,233
Total liabilities	246,408	262,828
Commitments and Contingencies
Shareholders’ Equity
Preferred stock, $1 par value
Authorized and unissued - 20,000 shares	-	-
Common stock, $1 par value, 1,000,000 shares
authorized and 753,734 issued	754	754
Additional paid–in capital	4,844	4,736
Retained earnings	25,003	24,253
Treasury stock, at cost – 107,746 shares	(6,299)	(6,299)
Accumulated other comprehensive loss	(53)	(477)
Total shareholders’ equity	24,249	22,967
Total liabilities and shareholders’ equity	$270,657	$285,795

The accompanying notes are an integral part of the consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2011 and 2010
(In thousands, except share and per share data)

	2011	2010
Interest and Dividend Income
Loans, including fees	$8,259	$8,689
Securities available for sale:
Taxable	782	708
Exempt from federal tax	459	686
Interest–bearing deposits with financial institutions	972	1,059
Other	50	68
Total interest and dividend income	10,522	11,210
Interest Expense
Deposits	1,583	2,192
Borrowings	5	70
Total interest expense	1,588	2,262
Net Interest Income	8,934	8,948
Provision for loan losses	745	5,740
Net Interest Income After Provision for Loan Losses	8,189	3,208
Noninterest Income
Service fees	916	972
Trust and farm management fees	639	570
Net realized gains on sales of available for sale securities	296	342
Mortgage servicing income, net	247	503
Increase in cash value of life insurance, net	152	144
Other	280	265
Total noninterest income	2,530	2,796
Noninterest Expense
Salaries and employee benefits	4,795	4,505
Occupancy and equipment	1,239	1,306
Data processing fees	497	556
Insurance	542	585
Professional fees	556	494
Amortization of core deposit intangible	146	146
Other real estate owned, net	1,189	1,305
Supplies	166	126
Other	788	909
Total noninterest expense	9,918	9,932
Income (Loss) Before Income Tax	801	(3,928)
Income tax expense (benefit)	51	(1,826)
Net Income (Loss)	$750	$(2,102)
Earnings (Loss) Per Share – Basic	$1.16	$(3.25)
Earnings (Loss) Per Share – Diluted	$1.16	$(3.25)
Average Shares Outstanding	645,988	645,988

The accompanying notes are an integral part of the consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2011 and 2010
(In thousands, except share and per share data)

	Common Stock	Additional Paid–in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balances, December 31, 2009	$754	$4,603	$26,871	$(6,299)	$49	$25,978
Comprehensive loss
Net loss	-	-	(2,102)	-	-	(2,102)
Other comprehensive loss, net of tax
Unrealized losses on securities	-	-	-	-	(601)	(601)
Net gain relating to benefit liability	-	-	-	-	75	75
Comprehensive loss						(2,628)

Cash dividends ($.80 per share)	-	-	(516)	-	-	(516)
Stock options vested	-	133	-	-	-	133
Balances, December 31, 2010	754	4,736	24,253	(6,299)	(477)	22,967
Comprehensive income
Net income	-	-	750	-	-	750
Other comprehensive income, net of tax
Unrealized gains on securities	-	-	-	-	458	458
Net loss relating to benefit liability	-	-	-	-	(34)	(34)
Comprehensive income						1,174

Stock options vested	-	108	-	-	-	108
Balances, December 31, 2011	$754	$4,844	$25,003	$(6,299)	$(53)	$24,249

The accompanying notes are an integral part of the consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2011 and 2010
(In thousands, except per share data)

	2011	2010
Operating Activities
Net income (loss)	$750	$(2,102)
Items not requiring (providing) cash
Provision for loan losses	745	5,740
Premium amortization on securities, net	480	401
Derivative valuation adjustment	-	3
Depreciation and amortization	570	636
Loans originated for sale	(17,229)	(28,793)
Proceeds from sale of loans	18,226	28,638
Gains on sales of securities, net	(296)	(342)
Gains on sales of loans held for sale	(247)	(694)
Writedowns and loss on sales of other real estate owned	883	961
Stock options vested	108	133
Change in
Interest receivable and other assets	1,099	(2,054)
Interest payable and other liabilities	254	86
Net cash provided by operating activities	5,343	2,613
Investing Activities
Purchases of securities available for sale	(26,945)	(43,788)
Proceeds from maturities, calls, and paydowns of securities available for sale	24,196	33,325
Proceeds from sales of securities available for sale	11,821	15,117
Purchases of interest-bearing time deposits	(24,370)	(34,535)
Proceeds from maturities of interest-bearing time deposits	23,859	20,706
Net change in loans	6,015	537
Proceeds from sales of other real estate owned	1,127	1,343
Net purchases of premises and equipment	(81)	(769)
Net cash provided by (used in) investing activities	15,622	(8,064)
Financing Activities
Net change in deposits	(16,339)	7,366
Net increase in federal funds purchased	1,800	-
Repayment of borrowings	(2,000)	(2,000)
Dividends paid	(168)	(749)
Net cash provided by (used in) financing activities	(16,707)	4,617
Net Change in Cash and Cash Equivalents	4,258	(834)
Cash and Cash Equivalents, Beginning of Year	17,087	17,921
Cash and Cash Equivalents, End of Year	$21,345	$17,087
Additional Cash Flows Information
Interest paid	$1,675	$2,357
Income tax paid, net of refunds	(716)	305
Transfers from loans to other real estate owned	4,040	3,610

The accompanying notes are an integral part of the consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:  First Ottawa Bancshares, Inc. is a bank holding company whose principal activity is the ownership and management of its wholly–owned subsidiary, The First National Bank of Ottawa (the "Bank").  The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in LaSalle, Grundy, and surrounding counties in Illinois.  The Bank is subject to competition from other financial institutions.  The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.  The consolidated financial statements include First Ottawa Bancshares, Inc. and the Bank, and the Bank’s wholly owned subsidiary, First Ottawa Financial Corporation, together referred to as the Company.  Intercompany transactions and balances are eliminated in consolidation.

Use of Estimates:  To prepare financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), management makes estimates and assumptions based on available information.  These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ.  The allowance for loan losses, the classification and valuation of securities, valuation of mortgage servicing rights, valuation of other real estate owned, valuation of goodwill, fair values of financial instruments, derivatives, and certain key assumptions related to the defined benefit plan are particularly subject to change.

Significant Group Concentrations of Credit Risk:  Most of the Company’s activities are with customers located within LaSalle, Grundy, and surrounding counties in Illinois.  Note 3 discusses the types of securities that the Company invests in.  Note 4 discusses the types of lending that the Company engages in. The Company does not have any significant concentrations to any one industry or customer.

Commercial real estate, including commercial construction loans, represented 36.6 and 37.2 percent of the total portfolio at December 31, 2011 and 2010, respectively.

Cash and Cash Equivalents: Under the Dodd-Frank Act, through December 31, 2013, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount of the account. The Company has deposits of $15.1 million and $3.8 million at Northern Trust Bank and the Federal Reserve Bank, respectively, that are not fully insured by the FDIC.  For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold, all of which have original maturities of ninety days or less.

Interest-Bearing Time Deposits With Financial Institutions:  Interest-bearing deposits with financial institutions are certificates of deposit carried at cost.  See Note 2 for additional information.

Securities Available for Sale:  Debt and equity securities are classified as available for sale.  Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income.  Realized gains and losses on securities available for sale are included in other income or expense and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income.  Gains and losses on sales of securities are determined using the specific identification method on the trade date.  The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Declines in the fair value of individual available for sale securities below their cost that are other than temporary result in writedowns of the individual securities to their fair value. The Company monitors the investment security portfolio for impairment on an individual security basis and has a process in place to identify securities that could potentially have a credit impairment that is other than temporary. This process involves analyzing the length of time and the extent to which the fair value has been less than the amortized cost basis, the market liquidity for the security, the financial condition and near-term prospects of the issuer, expected cash flows, and the Company’s intent and ability to hold the investment for a period of time sufficient to recover the temporary loss. A decline in value due to a credit event that is considered other than temporary is recorded as a loss in noninterest income.

Restricted Stock:   The Bank, as a member of the Federal Home Loan Bank of Chicago (FHLB), is required to maintain an investment in the capital stock of the Federal Home Loan Bank.  The Bank also maintains an investment in the capital stock of the Federal Reserve Bank of Chicago (FRB).  For financial reporting purposes, such stock is carried at cost, which approximates fair value, based on the redemption provisions of each institution and reported as part of other assets on the consolidated balance sheets.

The Company owns $1,004,000 of FHLB stock and $142,000 of FRB stock as of December 31, 2011 and 2010.  The Federal Home Loan Bank of Chicago is operating under an amended Cease and Desist Order from its regulator, the Federal Housing Finance Board.  The order places limits on capital stock repurchases and redemptions.  With regard to dividends, the FHLB will continue to assess its dividend capacity each quarter and make appropriate requests for approval.  The FHLB began paying dividends again in 2011, although none were paid in 2010.  While the stock was considered a nonperforming asset as of December 31, 2010, management performed an analysis and deemed the investment in FHLB stock was not impaired.

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

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs and the allowance for loan losses.

Interest income is accrued on the unpaid principal balance. The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses:  The allowance for loan losses (allowance) is an estimate of loan losses inherent in the Company’s loan portfolio. The allowance is established through a provision for loan losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after loan losses and loan growth. Loan losses are charged off against the allowance when of the Company determines the loan balance to be uncollectible. Cash received on previously charged off amounts is recorded as a recovery to the allowance.

The allowance consists of three primary components, general reserves, specific reserves related to impaired loans, and unallocated components.  The general component covers non-impaired loans and is based on historical losses adjusted for current factors.  The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent three years.  The Company places more emphasis, or weight, on the more current quarters in the loss history period.  This actual loss experience is adjusted for economic factors based on the risks present for each portfolio segment.  These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.  These factors are inherently subjective and are driven by the repayment risk associated with each portfolio segment.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans determined to be impaired are individually evaluated for impairment. When a loan is impaired, the Company measures impairment based on the present value of expected future cash flows discounted at the original contractual interest rate, except that as a practical expedient, it may measure impairment based on an observable market price, or the fair value of the collateral if collateral dependent. A loan is collateral dependent if the repayment is expected to be provided solely by the underlying collateral.

The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Under certain circumstances, the Company will provide borrowers relief through loan restructurings. A restructuring of debt constitutes a troubled debt restructuring (TDR) if the Company for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that it would not otherwise consider. Restructured loans typically present an elevated level of credit risk as the borrowers are not able to perform according to the original contractual terms. Loans that are reported as TDRs are considered impaired and measured for impairment as described above.  TDR concessions can include reduction of interest rates, extension of maturity dates, forgiveness of principal or interest due, or acceptance of other assets in full or partial satisfaction of the debt.

The Company assigns a risk rating to all loans except pools of homogeneous loans and periodically performs detailed internal reviews of all such loans over a certain threshold to identify credit risks and to assess the overall collectability of the portfolio.  These risk ratings are also subject to examination by the Company’s regulators. During the internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which the borrowers operate and the fair values of collateral securing the loans. These credit quality indicators are used to assign a risk rating to each individual loan. The risk ratings can be grouped into six major categories, defined as follows:

Satisfactory: Loans classified as satisfactory are supported by financial statements that indicate average risk.  The loans have exhibited two or more years of satisfactory repayment with a reasonable reduction of principal.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Satisfactory/Monitored:  Loans classified as satisfactory/monitored are considered to be of acceptable credit quality so long as they are given the proper level of management supervision.

Special Mention: Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, this potential weakness may result in deterioration of the repayment prospects for the loan or of the Company’s credit position at some future date. Special Mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

Substandard: Loans classified as substandard are not adequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Loans classified as Substandard have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. Well defined weaknesses include a borrower’s lack of marketability, inadequate cash flow or collateral support, failure to complete construction on time, or the failure to fulfill economic expectations. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies arc not corrected.

Doubtful: Loans classified as Doubtful have all the weaknesses inherent in those classified as Substandard, with the added characteristic that the weaknesses make collection or repayment in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss: Loans classified as Loss are considered uncollectible and charged off immediately.

The Company categorizes homogenous loans (residential and consumer) possessing similar risk and loss characteristics into performing or nonperforming categories based on relevant information about the ability of the borrowers to service their debt.  Such ability is determined based on the borrower's current payment status.  Performing loans are less than 90 days past due on payments owed to the Company.  Nonperforming loans are loans greater than or equal to 90 days past due and still accruing interest, loans on nonaccrual, and/or loans considered to be troubled debt restructurings that are not performing under the modified terms of the loan agreement.

The Company maintains a separate general valuation allowance for each portfolio segment.  These portfolio segments include commercial real estate, commercial non-real estate, construction and land development, agricultural, residential, and consumer with risk characteristics described as follows:

Commercial Real Estate: Commercial real estate loans generally possess a higher inherent risk of loss than other real estate portfolio segments, except land and construction loans. Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for the properties to produce sufficient cash flow to service debt obligations.

Commercial Non-Real Estate: Commercial non-real estate loans generally possess a lower inherent risk of loss than real estate portfolio segments because these loans are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans.

Construction and Land Development: Construction and land development loans generally possess a higher inherent risk of loss than other real estate portfolio segments. A major risk arises from the necessity to complete projects within a specified cost and time lines. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Agricultural: Agricultural loans generally possess a lower inherent risk of loss than commercial non-real estate or real estate portfolio segments because these loans are generally underwritten to existing cash flows of operating agricultural businesses. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators are not closely correlated to the credit quality of these loans.

Residential: The degree of risk in residential mortgage lending depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower’s ability to repay in an orderly fashion. These loans generally possess a lower inherent risk of loss than other real estate portfolio segments. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrowers’ capacity to repay their obligations may be deteriorating.

Consumer: The consumer loan portfolio is usually comprised of a large number of small loans scheduled to be amortized over a specific period. Most loans are made directly for consumer purchases. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate the borrowers’ capacity to repay their obligations may be deteriorating.

Although management believes the allowance to be adequate, ultimate losses may vary from its estimates. At least quarterly, the Board of Directors reviews the adequacy of the allowance, including consideration of the relevant risks in the portfolio, current economic conditions and other factors. If the Board of Directors and management determine that changes are warranted based on those reviews, the allowance is adjusted. In addition, the Company’s primary regulator reviews the adequacy of the allowance.  The regulatory agencies may require additions to the allowance based on their judgment about information available at the time of their examinations.

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

Other Real Estate Owned: Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell at the date of foreclosure, establishing a new cost basis.  Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell.  This evaluation is inherently subjective and requires estimates that are susceptible to significant revisions as more information becomes available.  Due to potential changes in conditions, it is at least reasonably possible that changes in fair values will occur in the near term and that such changes could materially affect the amounts reported in the Company’s financial statements.  Revenue and expenses from operations are included in net expenses from other real estate owned.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage Servicing Rights:  Servicing rights are recognized as assets for the allocated value of servicing rights retained on loans sold and are classified with interest receivable and other assets in the consolidated balance sheets.  Servicing rights are expensed in proportion to and over the period of estimated net servicing revenues.  Impairment is evaluated based on the fair value of the rights using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics.  Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market–based assumptions.  Any impairment of a grouping is reported as a valuation allowance.  There was no such valuation allowance recorded at December 31, 2011 and 2010.

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

Stock Options:  The Company has a stock–based compensation plan, which is more fully described in Note 11.  Grants under the Company's stock incentive plan are accounted for by applying the fair value method and the use of an option pricing model to estimate the value of the options granted. The stock options are granted with an exercise price equal to the market price at the date of grant. Resulting compensation expense relating to the stock options is measured and recorded based on the estimated value of the options. The value of options granted under this plan is charged to expense over the vesting period of the grants.

Income Taxes:  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

These calculations are based on many complex factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws, and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities.

Under generally accepted accounting principles, a valuation allowance is required to be recognized if it is “more likely than not” that the deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning management’s evaluation of both positive and negative evidence, the forecasts of future income, applicable tax planning strategies and assessments of the current and future economic and business conditions.

With regards to uncertain tax matters, the Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on audit based on the technical merit of the position. See Note 13 - Income Taxes for additional disclosures. When applicable, the Company recognizes both interest and penalties related to tax matters as a component of other operating expenses.  The Company did not recognize any significant interest or penalties related to tax matters in 2011 or 2010.

The Company files consolidated federal and state income tax returns and it is not subject to federal or state income tax examinations for taxable years prior to 2008.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
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

Transfers of Financial Assets and Participating Interests:  Transfers of an entire financial asset or a participating interest in an entire financial asset are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

The transfer of a participating interest in an entire financial asset must also meet the definition of a participating interest. A participating interest in a financial asset has all of the following characteristics: (1) from the date of transfer, it must represent a proportionate (pro rata) ownership interest in the financial asset, (2) from the date of transfer, all cash flows received, except any cash flows allocated as any compensation for servicing or other services performed, must be divided proportionately among participating interest holders in the amount equal to their share ownership, (3) the rights of each participating interest holder must have the same priority, and (4) no party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to do so.

Advertising Costs:  Advertising costs are expensed as incurred.

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

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications:  Some items in the prior years’ financial statements were reclassified to conform to the current presentation.

New Accounting Standards

In April 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-03, Transfers and Servicing (Topic 860); Reconsideration of Effective Control for Repurchase Agreements.  ASU 2011-03 removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion.  The new authoritative guidance is effective for reporting periods beginning on or after December 15, 2011.  The adoption of this pronouncement is not expected to have a material impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220); Presentation of Comprehensive Income.  ASU 2011-05 requires that all nonowner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity was eliminated. The new authoritative guidance is effective for reporting periods beginning after December 15, 2011, and is not expected to have a material impact on the Company’s financial position or results of operations.  Additionally, the guidance requires entities to present, on the face of the financial statements, reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement or statements where the components of net income and the components of other comprehensive income are presented.  However, this requirement has been deferred under ASU 2011-12 as issued in December 2011.

In September 2011, the FASB issued ASU 2011-08, Intangibles – Goodwill and Other (Topic 350); Testing Goodwill for Impairment.  ASU 2011-08 permits an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.  If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.  However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit, as described in paragraph 350-20-35-4.  If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any, as described in paragraph 350-20-35-9. Under the amendments in this Update, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period.  The new authoritative guidance is effective for fiscal years beginning after December 15, 2011, and is not expected to have a material impact on the Company’s financial position or results of operations.  Early adoption is permitted.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 2 – INTEREST-BEARING TIME DEPOSITS WITH FINANCIAL INSTITUTIONS

At December 31, 2011, the scheduled maturities of certificates of deposit held for investment are as follows:

2012	$17,992
2013	13,842
2014	10,763
2015	7,029
2016 and thereafter	5,722

Total	$55,348

As of December 31, 2011 and 2010, certificates of deposit of $30,643,000 and $26,327,000, respectively, were pledged to secure trust and public deposits, and for other purposes as required or committed by law.

NOTE 3 – SECURITIES AVAILABLE FOR SALE

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2011
U. S. Treasury	$2,010	$7	$-	$2,017
Federal agencies	21,925	55	(73)	21,907
State and municipal	15,681	574	(20)	16,235
Mortgage–backed securities and collateralized mortgage obligations	259	10	-	269
Corporate obligations	1,747	13	(2)	1,758
Marketable equity securities	5	-	(4)	1
Total securities	$41,627	$659	$(99)	$42,187

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010
U. S. Treasury	$3,564	$14	$-	$3,578
Federal agencies	25,693	174	(322)	25,545
State and municipal	18,087	275	(394)	17,968
Mortgage–backed securities and collateralized mortgage obligations	1,717	96	-	1,813
Corporate obligations	1,807	24	-	1,831
Marketable equity securities	15	2	(3)	14
Total securities	$50,883	$585	$(719)	$50,749

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 3 – SECURITIES AVAILABLE FOR SALE (Continued)

As of December 31, 2011 and 2010, the Company had approximately $12,171,000 and $16,070,000, respectively, invested in bonds issued by municipalities located within LaSalle County, Illinois.

Securities with an approximate carrying value of $21,160,000 and $42,557,000 were pledged at December 31, 2011 and 2010, respectively, to secure trust and public deposits, and for other purposes as required or permitted by law.

The fair value of contractual maturities of securities available for sale at December 31, 2011 were as follows.  Securities not due at a single maturity date, primarily mortgage–backed and equity securities, are shown separately.

	Amortized Cost	Fair Value
Within one year	$8,994	$9,044
One to five years	27,100	27,283
Five to ten years	4,144	4,474
After ten years	1,125	1,116
	41,363	41,917
Mortgage–backed securities and collateralized mortgage obligations	259	269
Marketable equity securities	5	1
Totals	$41,627	$42,187

Information regarding sales of securities available for sale is as follows:

	2011	2010
Proceeds	$11,821	$15,117
Gross gains	306	342
Gross losses	(10)	-
Tax expense	101	116

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost.  Total fair value of these investments at December 31, 2011 and 2010 was $21.9 million and $20.5 million, respectively, which was approximately 51.9% and 40.4% of the Company’s available for sale investment portfolio at those dates.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 3 – SECURITIES AVAILABLE FOR SALE (Continued)

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2011
Federal agencies	$15,853	$(73)	$-	$-	$15,853	$(73)
State and municipal	5,182	(18)	202	(2)	5,384	(20)
Corporate obligations	644	(2)	-	-	644	(2)
Marketable equity securities	-	-	1	(4)	1	(4)
Total temporarily impaired securities	$21,679	$(93)	$203	$(6)	$21,882	$(99)

December 31, 2010
Federal agencies	$14,189	$(322)	$-	$-	$14,189	$(322)
State and municipal	6,018	(389)	299	(5)	6,317	(394)
Marketable equity securities	2	(3)	-	-	2	(3)
Total temporarily impaired securities	$20,209	$(714)	$299	$(5)	$20,508	$(719)

NOTE 4 – LOANS AND THE ALLOWANCE FOR LOAN LOSSES

Major classifications of loans as of December 31 are summarized as follows:

	2011	2010
Commercial:
Real estate	$41,902	$41,970
Non-real estate	18,113	28,336
Construction and land development	5,504	10,388
Agricultural	26,998	26,982
Residential	35,542	30,669
Consumer	1,496	2,435

Total	$129,555	$140,780

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following tables present the recorded investment in loans and the related allowance for loan losses by portfolio segment and based on impairment method as of December 31, 2011 and 2010:

	2011
	Commercial Real Estate	Commercial Non-Real Estate	Construction and Land Development	Agricultural	Residential	Consumer	Unallocated	Total

Total loans:
Individually evaluated for impairment	$1,020	$1,060	$2,995	$800	$1,051	$9		$6,935
Collectively evaluated for impairment	40,882	17,053	2,509	26,198	34,491	1,487		122,620

Balances, December 31	$41,902	$18,113	$5,504	$26,998	$35,542	$1,496		$129,555

Allowance for loan losses:
Balances, January 1	$1,515	$577	$633	$79	$497	$31	$31	$3,363
Provision for losses	(186)	(97)	440	40	398	27	123	745
Recoveries on loans	11	88	-	3	54	12	-	168
Loans charged off	(388)	(110)	(693)	(13)	(248)	(43)	-	(1,495)

Balances, December 31	$952	$458	$380	$109	$701	$27	$154	$2,781

Individually evaluated for impairment	$-	$160	$21	$-	$326	$8	$-	$515

Collectively evaluated for impairment	$952	$298	$359	$109	$375	$19	$154	$2,266

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

	2010
	Commercial Real Estate	Commercial Non-Real Estate	Construction and Land Development	Agricultural	Residential	Consumer	Unallocated	Total

Total loans:
Individually evaluated for impairment	$2,147	$2,111	$4,003	$359	$286	$-		$8,906
Collectively evaluated for impairment	39,823	26,225	6,385	26,623	30,383	2,435		131,874

Balances, December 31	$41,970	$28,336	$10,388	$26,982	$30,669	$2,435		$140,780

Allowance for loan losses:
Balances, January 1	$906	$553	$380	$83	$310	$32	$70	$2,334
Provision for losses	2,270	177	2,877	13	456	(14)	(39)	5,740
Recoveries on loans	89	24	-	-	38	19	-	170
Loans charged off	(1,750)	(177)	(2,624)	(17)	(307)	(6)	-	(4,881)

Balances, December 31	$1,515	$577	$633	$79	$497	$31	$31	$3,363

Individually evaluated for impairment	$48	$4	$377	$-	$97	$-	$-	$526

Collectively evaluated for impairment	$1,467	$573	$256	$79	$400	$31	$31	$2,837

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following tables present loans individually evaluated for impairment by class of loans as of December 31, 2011 and 2010:

	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized

	December 31, 2011
With an allowance recorded:
Commercial:
Real estate	$-	$-	$-	$-	$-
Non-real estate	215	163	160	189	1
Construction and land development	2,427	2,410	21	2,415	126
Agricultural	-	-	-	-	-
Residential	686	686	326	665	30
Consumer	9	9	8	9	-
Total	$3,337	$3,268	$515	$3,278	$157

With no related allowance:
Commercial:
Real estate	$1,301	$1,020	$-	$1,298	$-
Non-real estate	949	897	-	923	5
Construction and land development	2,764	585	-	813	-
Agricultural	800	800	-	899	49
Residential	461	365	-	413	13
Consumer	-	-	-	-	-
Total	$6,275	$3,667	$-	$4,346	$67

Total:
Commercial:
Real estate	$1,301	$1,020	$-	$1,298	$-
Non-real estate	1,164	1,060	160	1,112	6
Construction and land development	5,191	2,995	21	3,228	126
Agricultural	800	800	-	899	49
Residential	1,147	1,051	326	1,078	43
Consumer	9	9	8	9	-
Total	$9,612	$6,935	$515	$7,624	$224

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized

	December 31, 2010
With an allowance recorded:
Commercial:
Real estate	$114	$114	$48	$53	$-
Non-real estate	1,905	1,905	4	404	2
Construction and land development	-	-	377	379	-
Agricultural	-	-	-	-	-
Residential	286	286	97	64	2
Consumer	-	-	-	-	-
Total	$2,305	$2,305	$526	$900	$4

With no related allowance:
Commercial:
Real estate	$3,631	$2,033	$-	$1,278	$6
Non-real estate	206	206	-	129	-
Construction and land development	6,032	4,003	-	3,321	-
Agricultural	579	359	-	72	-
Residential	-	-	-	65	-
Consumer	-	-	-	-	-
Total	$10,448	$6,601	$-	$4,865	$6

Total:
Commercial:
Real estate	$3,745	$2,147	$48	$1,331	$6
Non-real estate	2,111	2,111	4	533	2
Construction and land development	6,032	4,003	377	3,700	-
Agricultural	579	359	-	72	-
Residential	286	286	97	129	2
Consumer	-	-	-	-	-
Total	$12,753	$8,906	$526	$5,765	$10

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following tables present the recorded investment in loans by class based on current payment and accrual status as of December 31, 2011 and 2010:

	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans Past Due Greater than 90 Days, Still Accruing	Loans on Nonaccrual

	December 31, 2011
Commercial:
Real estate	$222	$-	$1,928	$2,150	$39,752	$41,902	$908	$1,020
Non-real estate	244	1,141	1,002	2,387	15,726	18,113	-	1,002
Construction and land development	-	-	2,995	2,995	2,509	5,504	-	2,995
Agricultural	-	-	-	-	26,998	26,998	-	-
Residential	369	73	1,161	1,603	33,939	35,542	110	1,051
Consumer	5	-	9	14	1,482	1,496	-	9

Total	$840	$1,214	$7,095	$9,149	$120,406	$129,555	$1,018	$6,077

	December 31, 2010
Commercial:
Real estate	$872	$-	$1,717	$2,589	$39,381	$41,970	$143	$1,854
Non-real estate	248	-	2,058	2,306	26,030	28,336	-	2,107
Construction and land development	-	-	4,363	4,363	6,025	10,388	-	4,363
Agricultural	-	-	204	204	26,778	26,982	204	-
Residential	580	313	169	1,062	29,607	30,669	169	-
Consumer	5	-	-	5	2,430	2,435	-	-

Total	$1,705	$313	$8,511	$10,529	$130,251	$140,780	$516	$8,324

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following tables present loans by class based on their assigned classifications determined by management as of December 31, 2011 and 2010:

	Commercial Real Estate	Commercial Non-Real Estate	Construction and Land Development	Agricultural	Residential	Consumer	Total

	December 31, 2011
Satisfactory	$5,535	$913	$60	$1,703	$-	$-	$8,211
Satisfactory/Monitored	32,268	14,279	1,976	20,419	-	-	68,942
Special Mention	1,398	219	1,205	1,536	-	-	4,358
Substandard	2,701	2,549	2,263	3,340	-	-	10,853
Doubtful	-	153	-	-	-	-	153
Performing	-	-	-	-	34,381	1,487	35,868
Nonperforming	-	-	-	-	1,161	9	1,170

Total	$41,902	$18,113	$5,504	$26,998	$35,542	$1,496	$129,555

	December 31, 2010
Satisfactory	$6,452	$1,263	$448	$1,233	$-	$-	$9,396
Satisfactory/Monitored	31,035	21,124	2,018	25,215	-	-	79,392
Special Mention	1,575	2,201	1,772	-	-	-	5,548
Substandard	2,908	3,371	6,150	534	-	-	12,963
Doubtful	-	377	-	-	-	-	377
Performing	-	-	-	-	30,500	2,435	32,935
Nonperforming	-	-	-	-	169	-	169

Total	$41,970	$28,336	$10,388	$26,982	$30,669	$2,435	$140,780

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following tables present information related to troubled debt restructurings as of December 31, 2011 and 2010:

	December 31, 2011			December 31, 2010
	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Commercial:
Real estate	1	$1,030	$766	-	$-	$-
Non-real estate	1	57	57	-	-	-
Construction and land development	-	-	-	-	-	-
Agricultural	1	800	800	-	-	-
Residential	1	258	160	1	258	258
Consumer	-	-	-	-	-	-

Total troubled debt restructurings	4	$2,145	$1,783	1	$258	$258

	December 31, 2011		December 31, 2010
	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment

Commercial:
Real estate	1	$766	-	$-
Non-real estate	-	-	-	-
Construction and land development	-	-	-	-
Agricultural	-	-	-	-
Residential	1	160	-	-
Consumer	-	-	-	-

Total troubled debt restructurings that subsequently defaulted	2	$926	-	$-

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 4 – LOANS AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Certain executive officers, directors, and their related interests are loan customers of the Company.  A summary of such loans made by the Company in the ordinary course of business and made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons is as follows:

	2011	2010

Balance at January 1	$4,662	$4,819
New loans	1,663	2,294
Repayments	(3,159)	(2,403)
Other	(1,954)	(48)
Balance at December 31	$1,212	$4,662

NOTE 5 – LOAN SALES AND SERVICING

The Company sells mortgage loans with servicing retained to the Federal Home Loan Mortgage Corporation (FHLMC).  The Company realized gross proceeds from the sales of mortgage loans totaling $18,226,000 and $28,638,000 in 2011 and 2010, respectively.  Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balances of these loans are summarized as follows:

	2011	2010

Total loans serviced	$50,886	$42,065

Following is an analysis of the changes in originated mortgage servicing rights:

	2011	2010

Balances, January 1	$383	$286
Servicing rights capitalized	86	288
Amortization of servicing rights	(92)	(191)
Balances, December 31	$377	$383

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 6 – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at December 31:

	2011	2010
Cost
Land	$1,884	$1,884
Buildings and land improvements	8,837	8,805
Equipment	5,162	5,113
Total cost	15,883	15,802
Accumulated depreciation	(8,455)	(8,031)
Net	$7,428	$7,771

Depreciation expense for the years ended December 31, 2011 and 2010 amounted to $424,000 and $401,000, respectively.

NOTE 7 – OTHER REAL ESTATE OWNED

Activity in the other real estate owned account is as follows:

	2011	2010

Beginning of year	$3,005	$1,898
Transfers from loans	4,040	3,610
Initial adjustment in carrying value	(157)	(199)
Sales of other real estate owned	(1,127)	(1,343)
Loss on sales of other real estate owned	(111)	(142)
Writedowns on other real estate owned	(772)	(819)

End of year	$4,878	$3,005

Expenses related to other real estate owned included:

	2011	2010
Loss on sales, net	$111	$142
Writedowns	772	819
Operating expenses, net of income	306	344

Total	$1,189	$1,305

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 8 – DEPOSITS

Deposits consisted of the following at December 31:

	2011	2010
Noninterest–bearing demand	$36,894	$36,206
Interest–bearing demand	81,581	101,890
Savings	32,562	26,559
Money market savings	24,538	19,147
Certificates and other time deposits of $100,000 or more	28,037	31,523
Other certificates and time deposits	38,644	43,270
Total deposits	$242,256	$258,595

At December 31, 2011, the scheduled maturities of certificates and other time deposits were as follows:

2012	$40,431
2013	13,104
2014	6,651
2015	3,083
2016	3,412
Thereafter	-
$66,681

Deposits held by the Company from related parties at December 31, 2011 and 2010 totaled $3.3 million and $5.6 million, respectively.

NOTE 9 – BORROWINGS

Borrowings at December 31, 2011 consisted of $1.8 million of unsecured overnight funds purchased from a correspondent bank.  As of December 31, 2011, a blanket lien on the Company's portfolio of one-to-four family mortgages, which was approximately $28.6 million, was used to secure potential future FHLB advances.  Borrowings at December 31, 2010 consisted of a Federal Home Loan Bank of Chicago (FHLB) advance in the amount of $2.0 million.  The advance at December 31, 2010 matured on January 28, 2011.  The advance was secured by a blanket lien on the Company's portfolio of one-to-four family mortgages which was approximately $23.6 million at December 31, 2010.  The interest rate for the advance was fixed at 3.21% for the 2011 maturity.

NOTE 10 – BENEFIT PLANS

The Bank has a noncontributory defined-benefit pension plan covering all employees who meet the eligibility requirements.  In 1999, all plan benefits were frozen.  The Bank’s funding policy is to make the minimum annual contribution that is required by applicable regulations, plus such amounts as the Bank may determine to be appropriate from time to time.  The Bank expects to contribute approximately $31,500 to the plan in 2012.  The Bank uses a December 31 measurement date for the plan.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 10 – BENEFIT PLANS (CONTINUED)

The following tables set forth the Bank’s pension plan's funded status and amounts actuarially determined for the years indicated:

	2011	2010
Change in benefit obligation
Beginning benefit obligation	$1,726	$1,680
Interest cost	99	96
Actuarial loss	50	49
Settlements	(177)	-
Benefits paid	(92)	(99)
Ending benefit obligation	$1,606	$1,726

Change in plan assets
Beginning fair value	$1,491	$1,356
Actual return	(5)	202
Employer contribution	75	32
Settlements	(177)	-
Benefits paid	(92)	(99)
Ending fair value	$1,292	$1,491
Funded status	$(314)	$(235)

Assets and liabilities recognized in the balance sheets:

	Pension Benefits
	2011	2010

Other liabilities	$(314)	$(235)

Gross amounts recognized in accumulated other comprehensive income not yet recognized as components of net periodic benefit cost consist of:

	Pension Benefits
	2011	2010
Net loss	$638	$589

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	2011	2010
Accumulated benefit obligation	$1,606	$1,726
Fair value of plan assets	1,292	1,491

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 10 – BENEFIT PLANS (Continued)

Other significant balances and costs are:

	2011	2010
Components of net periodic benefit cost
Interest cost	$99	$96
Return on plan assets	(104)	(92)
Amortization	39	53
Net expense	$34	$57

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	Pension Benefits
	2011	2010
Amounts arising during the period
Net (gain) loss	$46	$(114)

The estimated net loss for the defined-benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $39,000.

	2011	2010
Assumptions used to determine benefit obligations
Discount rate	5.75%	5.75%
Expected return on plan assets	7.0	7.0
Assumptions used to determine benefit costs
Discount rate	5.75%	5.75%
Expected return on plan assets	7.0	7.0

The Company has estimated the long–term rate of return on plan assets based primarily on historical returns on plan assets, adjusted for changes in target portfolio allocations and recent changes in long–term interest rates based on publicly available information.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as of December 31, 2011:

Pension Benefits

2012	$125
2013	121
2014	122
2015	125
2016	125
Thereafter	653

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
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

Asset allocation is primarily based on a strategy to provide stable earnings while attempting to recognize potentially higher returns through limited investments in equity securities.  Plan assets are rebalanced periodically.  At December 31, 2011 and 2010, allocations by percentages were as follows:

	2011	2010
Equity mutual funds	62.6%	71.3%
Fixed income mutual funds	35.0	20.9
Money market funds and other	2.4	7.8

The following table summarizes plan assets measured at fair value as of December 31, 2011, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Quoted Prices in
	Active Markets	Significant	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Total
Asset Category	(Level 1)	(Level 2)	(Level 3)	Fair Value

Cash	$21	$-	$-	$21

Mutual funds:
Fixed income	294	-	-	294
Large U.S. equities	493	-	-	493
Small/Mid U.S. equities	404	-	-	404
International equities	70	-	-	70

Money market funds	10	-	-	10

Total	$1,292	$-	$-	$1,292

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 10 – BENEFIT PLANS (Continued)

The following table summarizes plan assets measured at fair value as of December 31, 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Quoted Prices in
	Active Markets	Significant	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Total
Asset Category	(Level 1)	(Level 2)	(Level 3)	Fair Value

Cash	$86	$-	$-	$86

Mutual funds:
Fixed income	193	-	-	193
Large U.S. equities	453	-	-	453
Small/Mid U.S. equities	605	-	-	605
International equities	125	-	-	125
Money market funds
	29	-	-	29
Total
	$1,491	$-	$-	$1,491

The Bank has a directors' retirement plan which provides retirement benefits primarily to former members of the Board of Directors.  The Bank also maintains a supplemental executive retirement plan that provides benefits to certain key executive officers and directors in accordance with the plan document.  The Bank accrued expenses related to these plans totaling $73,000 and $61,000 in 2011 and 2010, respectively.

The Company’s 401(k) profit-sharing plan covers eligible employees with more than one year of service, as defined, and who are at least 21 years of age.  The plan allows employee contributions.  The Company may make a matching contribution equal to a percentage of salary deferral and discretionary profit-sharing contributions.  The matching percentage is limited to 6% of compensation.  The Company’s contributions, which are made following the end of the calendar year, totaled $151,000 for 2011.  There were no Company contributions for 2010.

NOTE  11 –  STOCK OPTION PLAN

The Company grants selected executives and other key employees and directors incentive and non–qualified stock option awards which vest and become fully exercisable at the discretion of the Board of Directors as the options are granted.  All options currently outstanding vest four years from their respective grant dates.  The Company is authorized to grant options for up to 150,000 shares of the Company’s common stock.  The exercise price of the options, which have a ten year life, may not be less than the market price of the Company’s stock on the date of grant.  For the years ended December 31, 2011 and 2010, the Company recognized $108,399 and $132,732, respectively, in compensation expense for stock options.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE  11 –  STOCK OPTION PLAN (Continued)

The following is a summary of the status of the Company’s stock option plan and changes in that plan for 2011 and 2010.  The Company had no grants outstanding prior to 2003.

	2011
Options	Shares	Weighted– Average Exercise Price	Weighted– Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
Outstanding, beginning of year	74,440	$68.10
Granted	-	-
Exercised	-	-
Forfeited or expired	-	-
Outstanding, end of year	74,440	$68.10	5.5	$-
Options exercisable at year end	54,990	$69.92	4.7	$-
Weighted–average fair value of options granted during the year		$-

	2010
Options	Shares	Weighted– Average Exercise Price	Weighted– Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
Outstanding, beginning of year	61,040	$70.30
Granted	14,400	59.04
Exercised	-
Forfeited or expired	(1,000)	71.59
Outstanding, end of year	74,440	68.10	6.5	$-
Options exercisable at year end	43,215	$0.36	5.1	$-
Weighted–average fair value of options granted during the year		$13.71

(1)
The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2011.  At December 31, 2011, the average exercise price of outstanding and exercisable options exceeded the market value of the underlying stock.  This amount changes based on changes in the market value of the Company’s stock.  The fair value (present value of the estimated future benefit to the option holder) of each option grant is estimated on the date of grant using the Black-Scholes option pricing model.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE  11 –  STOCK OPTION PLAN (Continued)

Information pertaining to options outstanding at December 31, 2011 is as follows:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price
$56.00	4,626	1.4 Years	$56.00	4,626	$56.00
62.00	6,826	2.4 Years	62.00	6,826	62.00
70.00	6,188	3.2 Years	70.00	6,188	70.00
76.00	9,700	4.2 Years	76.00	9,700	76.00
77.00	9,700	5.2 Years	77.00	9,700	77.00
78.13	11,400	6.2 Years	78.13	8,550	78.13
62.87	11,600	7.2 Years	62.87	5,800	62.87
55.23 to 59.84	14.400	8.3 Years	59.04	3.600	59.04
Outstanding at end of year	74.440	5.5 Years	$68.10	54.990	$69.92

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

		Weighted Average
	Number of	Grant Date Fair
	Shares	Value

Nonvested options, December 31, 2010	31,225	$11.64
Granted	-	-
Vested	(11,775)	11.66
Forfeited/expired	-	-

Nonvested options, December 31, 2011	19,450	$11.63

Total unrecognized compensation cost relating to stock options not vested as of December 31, 2011 and 2010 was $148,000 and $256,000, respectively.

The fair value of each option grant was estimated on the grant date using an option–pricing model with the following assumptions:

	March 10,	September 14,	March 11,
	2010	2010	2009
Risk–free interest rates	3.11%	2.70%	2.53%
Dividend yields	2.42%	2.77%	4.77%
Volatility factors of expected market price of common stock	25.03%	24.90%	24.48%
Weighted–average expected life of the options	7 years	9 years	8 years

There were no stock options exercised in 2011 and 2010.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE  12 –  EARNINGS PER SHARE

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2011
	Income	Weighted- Average Shares	Per Share Amount
Net income	$750	645,988
Basic earnings per share
Earnings applicable to common shareholders			$1.16
Effect of dilutive securities
Stock options	-	-
Diluted earnings per share
Earnings applicable to common shareholders and assumed conversions	$750	645,988	$1.16

	Year Ended December 31, 2010
	Loss	Weighted- Average Shares	Per Share Amount
Net loss	$(2,102)	645,988
Basic loss per share
Loss applicable to common shareholders			$(3.25)
Effect of dilutive securities
Stock options	-	439
Diluted loss per share
Loss applicable to common shareholders and assumed conversions	$(2,102)	646,427	$(3.25)

A total of 74,440 and 58,040 options for the years ended December 31, 2011 and 2010, respectively, are not included in the above calculations as they are non-dilutive.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 13 – INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2011 and 2010 consisted of:

	2011	2010
Income tax expense (benefit)
Currently payable (receivable)
Federal	$48	$(485)
State	(76)	224
Deferred	79	(1,565)
Total income tax expense (benefit)	$51	$(1,826)

Total income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to income (loss) before income tax expense (benefit) as a result of the following:

Reconciliation of federal statutory to actual tax expense (benefit)
Federal statutory income tax at 34%	$272	$(1,336)
Tax–exempt income	(229)	(254)
Effect of state income taxes and other items, net	8	(236)
Actual tax expense (benefit)	$51	$(1,826)
Effective tax rate	6.4%	(46.5)%

The components of the deferred tax asset included on the balance sheets are as follows:

	2011	2010
Assets
Unrealized losses on securities available for sale	$-	$45
Allowance for loan losses	778	1,085
Deferred compensation	433	404
Change in defined benefit pension plan losses	138	102
Other real estate owned	712	453
Federal net operating loss carryforward	-	88
Alternative minimum tax credit	583	472
Core deposit intangible	308	303
General business credit	138	139
Capital loss carryforward	62	58
State net operating loss carryforward	251	233
Other	254	187
Total assets	3,657	3,569

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 13 – INCOME TAXES (Continued)

	2011	2010
Liabilities
Unrealized gains on securities available for sale	$(190)	$-
FHLB stock	(124)	(124)
Depreciation	(579)	(468)
Mortgage servicing rights	(164)	(167)
Goodwill	(579)	(508)
State income tax	(153)	(176)
Other	(76)	(56)
Total liabilities	(1,865)	(1,499)
	$1,792	$2,070

The net operating loss carryforward for state purposes is approximately $2.64 million and expires in 2026.  The State of Illinois Governor signed the Taxpayer Accountability and Budget Stabilization Act on January 13, 2011, which suspends the use of this carryforward until 2014; however, in December 2011 a portion of this Act was repealed, thereby allowing the use of $100,000 of state operating loss carryforward per year beginning in 2012.  The capital loss carryforward is approximately $142,000 and expires in 2014.

NOTE 14 – DERIVATIVES

Fair value hedges are intended to reduce the interest rate risk associated with the underlying hedged item. Fair value hedges are considered to be highly effective and any hedge ineffectiveness was deemed not material. The Company uses this fair value hedge to fix future cash flows for interest payments on some of its floating rate certificates of deposit.  In this regard, the Company has entered into an interest rate swap with the Broker Dealer Financial Services Corporation (BDFS) to fix the interest rate on a specific certificate of deposit product.  At December 31, 2011, the Company had $3.8 million of certificates of deposit, which mature in 2012 through 2016, on which it has prepaid BDFS for an interest rate swap and will receive an interest rate from BDFS based on the appreciation of the S&P 500 Index.  This interest received from BDFS will be paid to the customer.  The certificates of deposit have an embedded derivative which is a written call option. The assets and liabilities in this transaction are being netted in time deposits and the fair value adjustment recorded in other income.

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

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank.  The reserve required at December 31, 2011 and 2010 was $350,000.

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
December 31, 2011 and 2010
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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  The commitments for equity lines of credit may expire without being drawn upon.  Therefore, the total commitment amounts do not necessarily represent future cash requirements.  The amount of collateral obtained, if it is deemed necessary by the Company, is based on management’s credit evaluation of the customer.

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

A summary of the notional or contractual amounts of financial instruments with off–balance–sheet risk at year end follows:

	2011	2010
Unfunded commitments	$16,433	$21,836
Commitments to extend credit	765	-
Standby letters of credit	151	165

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
December 31, 2011 and 2010
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

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 16 – FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheet measured at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2011:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring basis:
Assets:
Available for sale securities:
U.S. Treasury	$2,017	$-	$2,017	$-
Federal agencies	21,907	-	21,907	-
State and municipal	16,235	-	16,235	-
Mortgage–backed securities and collateralized mortgage obligations	269	-	269	-
Corporate obligations	1,758	-	1,758	-
Equities	1	1	-	-
Interest rate swap agreements – customer CDs	1,079	-	1,079	-
Total assets	$43,266	$1	$43,265	$-
Liabilities:
Written call options - customer CDs	$(1,079)	$-	$(1,079)	$-
Nonrecurring basis:
Impaired loans	$2,753	$-	$-	$2,753

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 16 – FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheet measured at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2010:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring basis:
Assets:
Available for sale securities:
U.S. Treasury	$3,578	$-	$3,578	$-
Federal agencies	25,545	-	25,545	-
State and municipal	17,968	-	17,968	-
Mortgage–backed securities and collateralized mortgage obligations	1,813	-	1,813	-
Corporate obligations	1,831	-	1,831	-
Equities	14	14	-	-
Interest rate swap agreements – customer CDs	1,093	-	1,093	-
Total assets	$51,842	$14	$51,828	$-
Liabilities:
Written call options -customer CDs	$(1,093)	$-	$(1,093)	$-

Nonrecurring basis:
Impaired loans	$1,779	$-	$-	$1,779

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).  Financial assets and financial liabilities, excluding impaired loans, measured at fair value on a nonrecurring basis were not significant at December 31, 2011 and 2010.

Nonfinancial assets and nonfinancial liabilities measured at fair value on a recurring basis include foreclosed assets (upon initial recognition or subsequent impairment) and reporting units measured at fair value in the first step of a goodwill impairment test.  At December 31, 2011 and 2010, other real estate owned measured at fair value was $4,878,000 and $3,005,000, respectively, using a combination of observable inputs, including recent appraisals and unobservable inputs based on customized discounting criteria.  Due to the significance of the unobservable inputs, all foreclosed asset fair values have been classified as Level 3.  Goodwill was evaluated for impairment at December 31, 2011 and 2010.  No impairment was identified.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 16 – FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used to estimate fair values for financial instruments carried on the balance sheet at other than fair value.  The carrying amount is considered to estimate fair value for cash and cash equivalents, deposits with no stated maturity such as demand, NOW, money market and savings deposits, accrued interest receivable and payable, and variable rate loans or deposits.  The fair value of loans held for sale are based on quoted market prices.  For interest-bearing time deposits, fixed rate loans and deposits, or borrowings, the fair value is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk.  The carrying amount of life insurance approximates fair value as it reflects the policies' cash surrender values.  The fair value of off–balance–sheet items is based on the fees or cost that would currently be charged to enter into or terminate such agreements and is not material.

The carrying values and estimated fair values of the Company's financial instruments as of December 31, 2011 and 2010 were as follows:

	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$21,345	$21,345	$17,087	$17,087
Interest-bearing time deposits	55,348	56,254	54,837	55,805
Securities available for sale	42,187	42,187	50,749	50,749
Loans held for sale	145	145	895	895
Loans, net	126,774	131,558	137,417	136,121
Cash surrender value of life insurance	3,857	3,857	3,679	3,679
Accrued interest receivable	1,174	1,174	1,397	1,397
Liabilities
Deposits with no stated maturities	175,575	175,575	183,802	183,802
Time deposits	66,681	67,655	74,793	76,499
Borrowings	1,800	1,800	2,000	2,005
Accrued interest payable	245	245	332	332

NOTE 17 – REGULATORY AND CAPITAL MATTERS

The Company may pay dividends without restriction under the current Federal Reserve regulations so long as it remains "adequately capitalized" after such payment.  The Bank is subject to statutory dividend restrictions which provide, in general, that the Bank may pay the current year's earnings and the prior two years' retained earnings without the prior approval of the Office of the Comptroller of Currency.  At December 31, 2011, the Bank’s stockholder’s equity totaled $24.2 million, none of which was available for payment of dividends without prior regulatory approval.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier I capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2011 and 2010, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2011, the Bank met the requirements to be categorized as "well capitalized" under the regulatory framework for prompt correction action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table (as defined).  Management is not aware of any conditions or events since December 31, 2011 that would change the Bank's category.  On September 30, 2011, the Bank agreed with the Office of the Comptroller of the Currency to maintain a minimum Tier I leverage ratio of 7.25%, which is in excess of the minimum requirement of 5.00% to be well capitalized under prompt corrective action provisions.  The Bank was in compliance with this heightened capital requirement at December 31, 2011.

The Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2011 and 2010 are presented in the following table:

					To Be Well
					Capitalized
					Under Prompt
			Minimum Capital		Corrective
	Actual		Requirement		Action Provisions
As of December 31, 2011	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk weighted assets:	(Amounts in Thousands)

Consolidated	$22,726	15.6%	$11,652	8.0%	N/A	N/A
First National Bank
of Ottawa	22,605	15.5	11,643	8.0	$14,554	10.0%
Tier I capital to risk weighted assets:
Consolidated	$20,894	14.4%	$5,826	4.0%	N/A	N/A
First National Bank
of Ottawa	20,773	14.3	5,822	4.0	$8,732	6.0%
Tier I capital to average assets:
Consolidated	$20,894	7.5%	$11,155	4.0%	N/A	N/A
First National Bank
of Ottawa	20,773	7.5	11,133	4.0	$13,916	5.0%

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 17 – REGULATORY AND CAPITAL MATTERS (CONTINUED)

					To Be Well
					Capitalized
			Minimum		Under Prompt
			Capital		Corrective
	Actual		Requirement		Action Provisions
As of December 31, 2010	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk weighted assets:	(Amounts in Thousands)

Consolidated	$22,269	12.7%	$14,054	8.0%	N/A	N/A
First National Bank
of Ottawa	22,048	12.6	14,001	8.0	$17,502	10.0%
Tier I capital to risk weighted assets:
Consolidated	$20,067	11.4%	$7,027	4.0%	N/A	N/A
First National Bank
of Ottawa	19,846	11.3	7,001	4.0	$10,501	6.0%
Tier I capital to average assets:
Consolidated	$20,067	6.6%	$12,176	4.0%	N/A	N/A
First National Bank
of Ottawa	19,846	6.5	12,171	4.0	$15,214	5.0%

NOTE 18 – OTHER COMPREHENSIVE INCOME (LOSS)

	2011	2010
Other comprehensive income (loss)
Unrealized holding gains (losses) arising during the year	$769	$(670)
Reclassification adjustment for gains realized in net income	(76)	(241)
Net gains relating to benefit liability	(51)	114
Tax effect	(218)	271
Net change in other comprehensive income (loss)	$424	$(526)

The components of accumulated other comprehensive income (loss), included in shareholders' equity are as follows:

	2011	2010

Net unrealized gain (loss) on securities available for sale	$560	$(134)
Net loss relating to benefit liability	(638)	(589)
Tax effect	25	246
Accumulated other comprehensive loss	$(53)	$(477)

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 19 – PARENT COMPANY FINANCIAL STATEMENTS

The following are the condensed balance sheets, statements of income and cash flows for First Ottawa Bancshares, Inc.

Condensed Balance Sheets

	2011	2010
Assets
Cash on deposit with Bank	$3	$294
Securities available for sale	-	12
Investment in common stock of Bank	24,128	22,745
Other assets	118	84
Total assets	$24,249	$23,135
Liabilities
Dividends payable	$-	$168
Shareholders' Equity	24,249	22,967
Total liabilities and shareholders' equity	$24,249	$23,135

Condensed Statements of Income

	2011	2010
Income - dividends from Bank	$-	$549
Expenses	114	354
Income (loss) before income tax and equity in undistributed income (loss) of subsidiary	(114)	195
Income tax benefit	-	84
Income before equity in undistributed income (loss) of subsidiary	(114)	279
Equity in undistributed income (loss) of subsidiary	864	(2,381)
Net Income (loss)	$750	$(2,102)

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 19 – PARENT COMPANY FINANCIAL STATEMENTS  (Continued)

Condensed Statements of Cash Flows

	2011	2010
Operating Activities
Net income (loss)	$750	$(2,102)
Items not requiring (providing) cash
Equity in earnings (loss) of Bank	(864)	1,832
Stock options vested	108	133
Change in other assets	(34)	(10)
Net cash used in operating activities	(40)	(147)
Investing Activities
Dividends received from Bank	-	549
Proceeds from sale of securities available for sale	12	10
Impairment loss on other assets	-	129
Net cash provided by financing activities	12	688
Financing Activities
Capital injection to Bank	(95)	-
Dividends paid	(168)	(749)
Net cash used in financing activities	(263)	(749)
Net Change in Cash and Cash Equivalents	(291)	(208)
Cash and Cash Equivalents, Beginning of Year	294	502
Cash and Cash Equivalents, End of Year	$3	$294

NOTE 20 - SUBSEQUENT EVENTS

Management evaluated subsequent events through March 20, 2012, the date the consolidated financial statements were issued.

FIRST OTTAWA BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010
(Table dollar amounts in thousands, except per share data)

NOTE 21 – QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Interest Expense	Net Interest Income	Provision	Securities Gain (loss)	Net Income (Loss)	Basic EPS	Diluted EPS

2011
First quarter	$2,662	$437	$2,225	$300	$(10)	$131	$.20	$.20
Second quarter	2,697	411	2,286	100	2	159	.25	.25
Third quarter	2,659	386	2,273	(240)	280	707	1.09	1.09
Fourth quarter	2,504	354	2,150	585	24	(247)	(.38)	(.38)

2010
First quarter	$2,860	$615	$2,245	$270	$26	$308	$0.48	$0.48
Second quarter	2,787	579	2,208	270	52	138	0. 21	0. 21
Third quarter	2,836	558	2,278	270	263	397	0. 62	0. 61
Fourth quarter	2,727	510	2,217	4,930	1	(2,945)	(4.56)	(4.55)

Fourth quarter 2010 net loss resulted from a $4.7 million increase in the provision for loan losses due to increased charges taken on nonperforming assets.  Fourth quarter 2011 net income declined compared to the prior quarter due to a $585,000 increase in the provision for loan losses due to increased charged off loans.

This information is an integral part of the accompanying consolidated financial statements.

FIRST OTTAWA BANCSHARES, INC.
SHAREHOLDERS INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 3:00 p.m., local time on May 16, 2012 at the  Company’s corporate headquarters located at 701 LaSalle Street, Ottawa, Illinois 61350.

PRICE RANGE OF COMMON STOCK

As of January 31, 2012, there were approximately 510 shareholders of record and 645,988 outstanding shares of the Company’s common stock.

The Company's common stock is not traded on any national or regional securities exchange and there is no established public trading market for it.  Transactions in the Company's common stock have been infrequent.  To the knowledge of the Company's management, during 2010, 2011 and the first month of 2012, an aggregate of approximately 36,232 shares of the Company's common stock was transferred in approximately 79 separate transactions. These transfers represented both transfers for consideration (i.e., sales) and transfers for no consideration (e.g., gifts, estate transfers, etc.).  The Company's management is unable to differentiate such transfers and has limited knowledge of the sale prices for transfers involving consideration.  The last price known to the Company's management was a sale of 100 shares on January 9, 2012 at $42.00 per share.

The following dividends per share were paid on the Company's common stock on the dates indicated: January 1, 2010 - $0.62; July 1, 2010 - $0.54; and January 1, 2011 - $0.26.

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